

2007 Annual Report

FIS»

FIDELITY NATIONAL INFORMATION SERVICES

elected Financial Highlights and Reconciliation of Non-GAAP Information[1]

millions, except per share amounts)

Year Ended December 31,	2007	% Increase	2006[2]
Revenue	$4,758.0		$4,042.2
Certegy January 2006 Revenue	–		92.9
Pro forma revenue	$4,758.0	15.1%	$4,135.1
Net Earnings	$561.2		$259.1
Gains on asset sales, net of tax	(215.1)		–
Merger and acquisition, restructuring and integration costs, net of tax	8.8		67.6
Debt restructure costs, net of tax	17.1		–
Performance based stock option costs, net of tax	–		14.9
Certegy January 2006 earnings, net of tax	–		(42.5)
Purchase accounting adjustments related to Certegy acquisition, net of tax	–		(3.7)
Amortization of purchased intangibles, net of tax	106.2		113.2
Adjusted Net Earnings	$478.2	17.0%	$408.6
Weighted average shares – diluted	196.5		194.7
Adjusted Net Earnings per share – diluted	$2.44	16.2%	$2.10

[1]Generally Accepted Accounting Principles (GAAP) is the standard accounting framework utilized by companies in the United States in order to produce consistency and comparability in financial accounting and financial reporting. In addition to reporting financial results in accordance with GAAP, the Company has provided non-GAAP financial measures which it believes are useful to help investors better understand its financial performance, competitive position and prospects for the future.

[2]The 2006 adjusted net earnings and weighted average shares data presents the historical information of FIS, adjusted as though the merger of FIS and Certegy had occurred on January 1, 2006, and for other non-operating items.

Forward-Looking Statements

This report contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements are based on management's beliefs, as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future economic performance and are not statements of fact, actual results may differ materially from those projected. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks are detailed in the "Statemer Regarding Forward-Looking Information", "Risk Factors" and other sections of the Company's Form 10-K and other filings with the Securities and Exchange Commission.

Table of Contents

Company Overview 1

Letter to Shareholders 2

Transaction Processing Services 6

Lender Processing Services 8

Board of Directors and Executive Officers 10

Stock Performance Chart and Corporate Information ....Inside Back Cover

World-Class. Worldwide.

Fidelity National Information Services, Inc. (NYSE:FIS) is a leading provider of core processing, card issuer and transaction processing services, mortgage loan processing, information services and outsourced technology to financial institutions and mortgage lenders.

FIS maintains a strong global presence, serving customers in more than 80 countries with operating centers strategically located in major growth regions around the world. The Company maintains processing and technology relationships with more than 10,000 financial institutions, including 37 of the top 50 and eight of the top 10 global banks. FIS is the leading provider of mortgage processing services in the United States, with more than 50 percent market share.


FIDELITY NATIONAL INFORMATION SERVICES



William P. Foley, II
Executive Chairman

To Our Valued Shareholders:

2007 was a challenging year for the financial services industry, resulting from unprecedented credit market turmoil and highly volatile mortgage and real estate industries. Despite these challenges, FIS generated excellent revenue and earnings growth. Our strong financial performance was driven by solid execution of our business plan, which focuses on strengthening customer relationships and expanding our presence in the markets we serve.

Net earnings in 2007 totaled $561.2 million, or $2.86 per diluted share. On a pro forma basis, consolidated revenue increased 15.1 percent to a record $4.8 billion, resulting from double-digit growth in Transaction Processing Services (TPS) and Lender Processing Services (LPS). Adjusted net earnings per diluted share increased 16.2 percent to $2.44. These results demonstrate the strength and diversity of our customer base, integrated product offerings and market leading technology. FIS continues to generate organic revenue growth higher than our closest peers. In 2007, organic revenue increased 11 percent, exceeding our original expectation of 7 percent to 9 percent. During the last two years, consolidated pro forma revenue and adjusted net earnings per diluted share increased 9.8 percent and 11.9 percent, respectively, on a compound annual basis.

Reliable. Consistent. Value-Added.

Transaction Processing Services (TPS) revenue increased 17.1 percent, on a pro forma basis, to $3.0 billion. Growth within the existing client base, strong cross-sales, new customer contracts and a significant number of customer implementations drove organic revenue growth of 10.5 percent.

International revenues increased more than 40 percent in 2007 (33 percent organic), driven by strong results in our core banking operations in Europe and Asia Pacific, and our item processing and credit card operations in Brazil. We expanded into new geographic regions with the addition of new core processing customers in Mexico and Turkey. We also made significant progress in completing the system enhancements necessary to convert two of Brazil's largest card-issuing banks, Banco Bradesco S.A. and Banco ABN Amro Real, to our market-leading credit card processing platform.

Integrated Financial Solutions (which serves community-based institutions) generated record new sales in 2007. Other noteworthy accomplishments in TPS included the successful conversion of BB&T's credit card portfolio,



Lee A. Kennedy
President and Chief Executive Officer

and the implementation of our TouchPoint™ sales and servicing platform for one of the nation's largest banks. BB&T represents our initial entry into the domestic mid-tier card market and is one of our most significant examples of successful cross sales to date. There is increasing global demand for TouchPoint channel products in the mid- and large-tier financial institution marketplace, and we believe the scale and magnitude of the most recent implementations clearly demonstrate TouchPoint's strategic value to banks.

We firmly believe that companies with the most comprehensive range of core-banking and payment-processing services will have a strong competitive advantage over providers with limited product capability and distribution channels. FIS has been at the forefront of this evolution since combining with Certegy in 2006. The acquisition of eFunds, which was completed in September 2007, is an extension of that strategy. eFunds adds critical scale to our EFT, ATM and debit-card processing operations, and significant new product capability, including prepaid gift card and risk management services. In addition, eFunds will increase our offshore business process outsourcing (BPO) and professional services capabilities, which should reduce programming and back-office costs. We are making considerable progress integrating eFunds' sales and operating organizations into FIS, and we are confident that we will achieve targeted expense savings of at least $65 million by the end of 2009.

We also have added significant new functionality to our Premium Bill Payment and Presentment service. Community institution adoption and usage rates are growing at a strong pace, and we believe the enhanced capabilities will enable us to compete very effectively in the mid- and upper-tier markets as well. Our recent agreement with Digital Insight provides us with an opportunity to market our Premium Bill Payment and Presentment service directly to Digital's Internet banking customers.

In November 2007, we announced a new bank-centric organization for TPS that includes all Transaction Processing businesses worldwide. This highly focused organization is designed to drive higher revenue and income growth through the integrated deployment of sales, operating and development resources across business units and geographies. This new structure will also enable us to manage capital investment more effectively by reducing duplicative development efforts and by better leveraging process infrastructure globally.

Technology. Efficiency. Balance.

Lender Processing Services (LPS) generated outstanding revenue growth of 11.2 percent in 2007. During the last two years, LPS has achieved compound annual growth of 9 percent, while the overall origination and refinance market declined by 16 percent during the same period. Our ability to successfully manage through the most challenging real estate environment in the last two decades demonstrates the strength and balance of our service offerings, our strong market positions and our experienced management teams. The technology supporting our mortgage servicing platform and the Desktop™ workflow management system is unmatched, and the integrated processing and delivery of our core and ancillary services reduces costs and provides superior flexibility to our customers. These key differentiators generate significant competitive advantages for LPS.

Throughout 2007, we continued to strengthen relationships by enabling our mortgage lending customers to lower operating costs and better manage the risk associated with current adverse market conditions. Strong demand for our outsourced appraisal and default management services more than offset lower refinance and origination activity. Increasing market share and a growing trend toward outsourcing by lenders drove a more than 30 percent increase in our front-end appraisal services. Rising delinquencies drove strong demand for our default and foreclosure services, including our Desktop workflow management system, resulting in growth of more than 80 percent.

Changing market dynamics have influenced the way lenders operate. Today, lenders have a laser-sharp focus on reducing servicing costs, higher demand for data and analytics, and the need for more robust risk management capabilities. Consolidation within the industry is driving more origination and refinance volume to large lenders that operate in a centralized environment. Declining home values and rising foreclosures are driving demand for independent property valuation and outsourced default management services. The need to process first mortgages and home equity loans on a single platform is becoming increasingly important as lenders seek to improve portfolio risk management reporting and securitization capabilities. These factors are driving additional growth opportunities for our company and have led to expanded relationships with many of the nation's top lenders, including Chase, Wachovia, Bank of America, Countrywide and Indymac, to name a few. We also continue to add product capability and scale to meet the changing needs of our customers. In February 2007, we completed the purchase of Applied Financial Technology (AFT), a provider of quantitative and predictive risk-management analytics to the mortgage industry. AFT expands our presence in the secondary mortgage market and is a natural extension of our existing service offerings.

Looking ahead, we have a rich pipeline of new-customer implementations, which are scheduled for completion within the next 12 months, including mortgage processing services for Chase and home equity loan processing for Wachovia. In addition, we have more than 50 installations in queue for our Desktop workflow management technology.

Proposed Spinoff

In October 2007, FIS announced plans to spin off our Lender Processing Services business. An independent LPS will be well positioned as the leading provider of uniquely integrated data, technology and servicing solutions for the lender and real estate industries. A stand-alone FIS will be well positioned as a high-performing core-banking and payment-processing company. As separate entities, each will have greater flexibility to manage resources, make capital investments and pursue its own operational, financial and strategic initiatives. We believe this will strengthen both companies' competitive positions and drive higher value to our customers and ultimately to our shareholders. We remain on schedule to complete the transaction by mid-2008.

A Strong Foundation

We are very pleased with the success we have achieved and the progress we have made since launching FIS as a new public company in 2006. In 2007, *American Banker* and Financial Insights ranked FIS as the leading global financial technology provider in the annual FinTech 100 rankings. We thank our customers and shareholders for their ongoing commitment and support, and our employees around the world for their hard work and dedication. We are very excited about the opportunities that lie ahead as we continue to build on our strong foundation.

William P. Foley, II
Executive Chairman

Lee A. Kennedy
President and Chief Executive Officer







Transaction Processing Services

FIS is a leading global provider of integrated core and payment processing services to more than 10,000 financial institutions in more than 80 countries. We serve a highly diversified customer base that ranges from de novo institutions to multi-national banking organizations. FIS' unmatched combination of core processing and integrated payment solutions provides flexible, highly reliable solutions that enable financial institutions of all sizes to compete more cost effectively and better serve consumers.

Our core processing solutions are designed to meet the diverse needs of our broad customer base, and range from fully integrated turnkey platforms that are provided in an in-house or outsourced environment to more customized next-generation software and integration services. Our customer relationship management and channel solutions, including TouchPoint™, provide financial institutions with enhanced service and sales capabilities across multiple delivery channels by providing a single, consistent view of the total customer relationship. These leading-edge technologies enable financial institutions to better identify cross-selling opportunities and improve efficiency by reducing the time necessary to service existing accounts and open new ones, thereby enhancing the overall banking experience for consumers.

Our item processing services enable financial institutions to process and settle transactions more quickly and cost effectively through the use of imaging technology and remote capture services.



FIS' ultimate success depends on our ability to provide better, faster and more competitive services to financial institutions. FIS consistently invests in technology to address the changing marketplace. Consumers in increasing numbers are changing the way they conduct financial transactions – from electronic funds transfers (EFT), debit and prepaid card usage, online banking and bill payment to mobile banking services. Security, convenience and ease-of-use are of paramount importance in consumers' selection of a financial institution.



FIS is the only company to provide core processing and full-service credit card solutions, including authorization, transaction processing and call center support. Another way that FIS stands apart from the competition is by providing online banking and bill payment solutions that are fully integrated into our core processing and credit card processing platforms. According to a study by Celent, a research and advisory firm serving financial institutions, these types of integrated online banking and bill payment capabilities can lead to a significantly enhanced user experience that promotes higher adoption rates.



Additionally, FIS provides a full suite of fraud and risk analytic tools to help financial services companies combat increasing fraudulent activity. From FIS Qualifile®, which alerts financial institutions of possible fraud at account opening, to credit card protection and account alerts, FIS is committed to protecting the safety and security of financial institutions and their customers.







Lender Processing Services

FIS provides a broad array of integrated data, technology and services that span the entire mortgage loan life cycle, including origination, servicing, securitization, portfolio acquisition and monitoring tools and default management. Our customers consist primarily of large-scale mortgage lenders and servicers where centralization and technology are key factors in driving higher transaction volumes and cost efficiencies.

FIS' Mortgage Servicing Package (MSP), which is the industry's leading loan servicing platform, is used to service more than 50 percent of the outstanding mortgage loans in the United States. MSP streamlines and automates all areas of loan servicing, including payment processing (principal, interest and escrow allocation), statement rendering and periodic reporting to lenders, investors and regulatory agencies. FIS' scale and mortgage processing expertise provide mortgage lenders with unparalleled cost efficiency and reliability. There is also growing interest by lenders to process second mortgage and home equity portfolios utilizing MSP in order to achieve greater consistency, visibility, securitization and risk monitoring capabilities.

FIS leverages data and technology to provide additional products and services that are critical to the mortgage lending process, including automated title and settlement solutions, appraisal, flood determination, tax and default management services. Augmenting these end-to-end processing services is our next generation solution, FIS Desktop™.

The Desktop platform is a highly efficient workflow, document and expense management utility that integrates service bureau technology and real-time vendor data. Practically speaking, Desktop links our clients to more than 10,000 vendors, service providers and portfolio investors using a single user interface. The Desktop system streamlines complex processes by automating labor intensive functions and eliminating the need to interact with multiple data suppliers. Enhanced reporting and performance metrics significantly reduce the time to process transactions, resulting in lower costs to our customers, and thereby to consumers.





FIS also offers a broad range of highly sophisticated loan portfolio management and predictive risk analytic solutions. These services enable mortgage lenders and investors to evaluate prepayment and default risks within their portfolios and make more informed investment decisions at the portfolio, individual loan or property level.

FIS' unique blend of fully integrated end-to-end technology, services and data significantly reduces manual processes, eliminates redundancy and improves accuracy, thereby providing our customers with a highly efficient and cost effective loan management process.



Board of Directors and Executive Officers

Board of Directors

William P. Foley, II
Executive Chairman
Fidelity National Information Services, Inc.
Chairman and Chief Executive Officer
Fidelity National Financial, Inc.

Robert M. Clements
Chairman and Chief Executive Officer
EverBank Financial Corp.

Thomas M. Hagerty
Managing Partner
Thomas H. Lee Partners, L.P.

Marshall Haines
Principal
Tarrant Partners, L.P.
(Texas Pacific Group)

Keith W. Hughes
Former Vice Chairman
Citigroup, Inc.

David K. Hunt
Former Chairman
OnVantage, Inc.

James K. Hunt
Chief Executive Officer
and Chief Investment Officer
THL Credit Group, L.P.

Lee A. Kennedy
President and Chief Executive Officer
Fidelity National Information Services, Inc.

Daniel D. (Ron) Lane
Chairman and Chief Executive Officer
Lane/Kuhn Pacific, Inc.

Richard N. Massey
Executive Vice President,
Secretary and General Counsel
Alltel Corporation, Inc.

Cary H. Thompson
Senior Managing Director
Bear Stearns & Co., Inc.

Board Committees

Audit Committee
David K. Hunt, *Chair*
Robert M. Clements
Keith W. Hughes

Compensation Committee
Thomas M. Hagerty, *Chair*
Daniel D. (Ron) Lane
Cary H. Thompson

Nominating and Governance Committee
Keith W. Hughes, *Chair*
Marshall Haines
James K. Hunt

Executive Management

William P. Foley, II
Executive Chairman

Lee A. Kennedy
President and Chief Executive Officer

Brent B. Bickett
Executive Vice President
Strategic Planning

Jeffrey S. Carbiener
Executive Vice President
Chief Financial Officer

George P. Scanlon
Executive Vice President
Finance

Francis K. Chan
Senior Vice President
Chief Accounting Officer

Ronald D. Cook
Senior Vice President
General Counsel

Michael P. Oates
Senior Vice President
Human Resources

Michael L. Gravelle
Executive Vice President
Mergers and Acquisitions

Gary A. Norcross
Executive Vice President
Chief Operating Officer

Fred C. Parvey
Executive Vice President
Chief Information Officer

Frank R. Sanchez
Executive Vice President
Strategic Development

Dan T. Scheuble
Executive Vice President
Mortgage Processing Services

Eric D. Swenson
Executive Vice President
Mortgage Information Services

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 001-16427

Fidelity National Information Services, Inc.

(Exact name of registrant as specified in its charter)

Georgia	**37-1490331**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
601 Riverside Avenue Jacksonville, Florida	**32204**
(Address of principal executive offices)	*(Zip Code)*

(904) 854-8100

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☑

As of June 29, 2007, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by nonaffiliates was $9,511,456,783 based on the closing sale price of $54.28 on that date as reported by the New York Stock Exchange. For the purposes of the foregoing sentence only, all directors and executive officers of the registrant were assumed to be affiliates. The number of shares outstanding of the registrant's common stock, $0.01 par value per share, was 194,479,421 as of February 1, 2008.

The information in Part III hereof is incorporated herein by reference to the registrant's Proxy Statement on Schedule 14A for the fiscal year ended December 31, 2007, to be filed within 120 days after the close of the fiscal year that is the subject of this Report.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
2007 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

		Page
	PART I	
Item 1.	Business	1
Item 1A.	Risk Factors	11
Item 1B.	Unresolved Staff Comments	20
Item 2.	Properties	20
Item 3.	Legal Proceedings	20
Item 4.	Submission of Matters to a Vote of Security Holders	21
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	22
Item 6.	Selected Financial Data	23
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	24
Item 7A.	Quantitative and Qualitative Disclosure About Market Risks	40
Item 8.	Financial Statements and Supplementary Data	41
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	93
Item 9A.	Controls and Procedures	93
Item 9B.	Other Information	93
	PART III	
Item 10.	Directors and Executive Officers of the Registrant	93
Item 11.	Executive Compensation	93
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	93
Item 13.	Certain Relationships and Related Transactions	93
Item 14.	Principal Accounting Fees and Services	93
	PART IV	
Item 15.	Exhibits, Financial Statement Schedules	93
Signatures		99

Unless stated otherwise or the context otherwise requires, all references to "FIS," "we," the "Company" or the "registrant": (a) with respect to periods after the Certegy Merger described below, are to Fidelity National Information Services, Inc., a Georgia corporation formerly known as Certegy Inc., which was the surviving legal entity in the Certegy Merger; and (b) with respect to periods up to and including the Certegy Merger, are to Fidelity National Information Services, Inc., a Delaware corporation that merged into Certegy in the Certegy Merger but was deemed the acquirer from an accounting perspective, as described below; all references to "Certegy" are to Certegy Inc., and its subsidiaries, with respect to periods prior to the Certegy merger described in; all references to "eFunds" are to eFunds Corporation, and its subsidiaries, as acquired by FIS; all references to "Old FNF" are to Fidelity National Financial, Inc., a Delaware corporation that owned a majority of the Company's shares through November 9, 2006; and all references to "FNF" are to Fidelity National Financial, Inc. (formerly known as Fidelity National Title Group, Inc. ("FNT")), formerly a subsidiary of Old FNF but now an independent company that remains a related entity from an accounting perspective.

PART I

Item 1. *Business.*

General Development of the Business

FIS is a leading provider of core processing services, card issuer and transaction processing and mortgage-related services to financial institutions, mortgage lenders and servicers. FIS has processing and technology relationships with 35 of the top 50 global banks, including nine of the top 10. Over 50 percent of all U.S. residential mortgages are processed using FIS' mortgage servicing platform. FIS is a member of Standard and Poor's (S&P) 500® Index.

Our business operations and organizational structure result from the February 1, 2006, business combination of FIS and Certegy (the "Certegy Merger"), pursuant to which FIS was merged into a wholly-owned subsidiary of Certegy. Immediately after the Certegy Merger, the stockholders of FIS, including its then-majority stockholder Old FNF, owned approximately 67.4% of our outstanding common stock. Accordingly, for accounting and financial reporting purposes, the Certegy Merger was treated as a reverse acquisition of Certegy by FIS using the purchase method of accounting pursuant to U.S. generally accepted accounting principles. Under this accounting treatment, although Certegy was the legal entity that survived the merger, FIS was viewed as the acquirer for accounting purposes, and our financial statements and other disclosures for periods prior to the Certegy Merger treat FIS as our predecessor company. Also, as a result of the Certegy Merger, the registrant's name changed from "Certegy Inc." to "Fidelity National Information Services, Inc." and our New York Stock Exchange trading symbol from "CEY" to "FIS". On November 9, 2006, Old FNF (after other transactions in which it distributed all of its assets other than its ownership in FIS) merged with and into FIS (the FNF Merger). Upon completion of the FNF Merger, FIS became an independent publicly traded company, and Old FNF ceased to exist as an independent publicly traded company. The assets distributed by Old FNF prior to the FNF Merger included its ownership in Fidelity National Title Group, Inc., which following the FNF Merger renamed itself Fidelity National Financial, Inc.

Prior to the Certegy Merger, FIS was incorporated under the laws of the State of Delaware on May 20, 2004, as a wholly-owned subsidiary of Old FNF, our former parent company. As a result of the Certegy Merger, we are now incorporated under the laws of the State of Georgia, where Certegy was initially incorporated on March 2, 2001. From November 2004 through March 2005, Old FNF contributed a number of business entities to FIS, including certain real estate-related information services and loan default management businesses developed by Old FNF in the 1990s, and a series of acquisitions completed by Old FNF between 2001 and 2005. Although many of these acquisitions added important applications and services to the offerings of FIS, our long-term growth has been driven primarily by internal growth of these businesses and acquisitions of companies that provide core processing services to financial institutions including:

- The financial services division of ALLTEL Information Services, Inc., a provider of core banking and mortgage processing services;
- Aurum Technology, a provider of software and outsourcing solutions to community banks and credit unions;

- Kordoba, a provider of information technology solutions for the financial services industry with a focus on services and solutions for the German banking market;
- Sanchez Computer Associates, Inc., or Sanchez, a provider of software and outsourcing solutions to banks and other financial institutions; and
- InterCept, Inc., or InterCept, a provider of outsourced and in-house core banking solutions, as well as item processing and check imaging services.

Additionally, since 2006 we have broadened our service offerings through our acquisitions of:

- Certegy, a provider of card issuer services to financial institutions and check risk management services in the U.S. and internationally, in February 2006; and
- eFunds Corporation, a provider of risk management services, EFT services, prepaid/gift card processing, and global outsourcing solutions to financial services companies in the U.S. and internationally, in September 2007.

Financial Information About Operating Segments and Geographic Areas

Our reportable segments are Transaction Processing Services, or TPS, and Lender Processing Services, or LPS. The primary components of the TPS segment are Integrated Financial Solutions, Enterprise Solutions, and International. The primary components of the Lender Processing, or LPS segment, are Mortgage Processing and Information Services, which includes loan facilitation services, default management, and other information and outsourcing based services.

Revenue from our TPS segment is generated from serving the processing needs of financial institutions. Our primary software applications function as the underlying infrastructure of a financial institution's core processing environment which banks use to maintain the primary records of their customer accounts. We also provide a number of complementary applications, such as item processing and electronic funds transfer, and services that interact directly with the core processing applications, including applications that facilitate interactions between our financial institution customers and their clients such as online banking and bill payment services and fraud prevention and detection services. We offer our applications and services through a range of delivery and service models, including on-site outsourcing and remote processing arrangements, as well as on a licensed software basis for installation on customer-owned and operated systems. This segment also includes card issuer services, which enable banks, credit unions, and others to issue VISA and MasterCard credit and debit cards, private label cards, and other electronic payment cards for use by both consumer and business accounts. In addition, we provide point-of-sale check verification and guarantee services to retailers.

Revenue from our LPS segment is generated from outsourced business processes, core mortgage processing and information solutions primarily provided to national lenders and loan servicers. These processes include centralized title agency and closing services offered to first mortgage, refinance, home equity and sub-prime lenders. This segment's information solutions include appraisal and valuation services, real estate tax services and flood zone information. In addition, this segment provides default management services to national lenders and loan servicers, allowing customers to outsource the business processes necessary to take a loan and the underlying real estate securing the loan through the default and foreclosure process.

Lender Processing Services Spin-off

On October 25, 2007, we announced that our Board of Directors had approved pursuing a plan to spin-off the businesses that currently make up our LPS segment into a stand alone publicly traded company which will be known as Lender Processing Services, Inc. ("LPS, Inc."). As currently contemplated, we will contribute the majority of the assets and liabilities of this segment into LPS, Inc. in exchange for additional shares of the LPS, Inc. common stock and approximately $1.6 billion principal amount of LPS, Inc. debt securities. Following receipt of necessary approvals from the Securities and Exchange Commission (the "SEC") and a ruling from the Internal Revenue Service (the "IRS") and an opinion from our special tax advisor with respect to the tax-free nature of the spin-off, we will distribute 100% of the LPS, Inc. common stock to our shareholders in the spin-off and exchange the LPS, Inc. debt securities for a like amount of our existing debt. We expect that the spin-off will be tax-free to FIS and our shareholders, and that the debt-for-debt exchange will be tax-free to FIS. We will then retire the debt that is exchanged for the LPS, Inc. debt securities. Completion of the spin-off is expected to occur in mid-2008. FIS's current Chief Financial Officer, Jeff Carbiener, is expected to be the Chief Executive Officer of LPS, Inc.

In January 2008, we filed a ruling request with the IRS regarding the tax-free nature of the LPS, Inc. spin-off and intend to file a preliminary Form 10 Registration Statement with the SEC in the first quarter of 2008. Completion of the spin-off is contingent upon the satisfaction or waiver of a variety of conditions, including final approval of the spin-off and all related arrangements by our Board of Directors. The completion of the proposed spin-off is also subject to risks and uncertainties including but not limited to those associated with our ability to contribute the LPS segment assets and liabilities to LPS, Inc., with the ability of LPS, Inc. to complete the debt exchange in the manner and on the terms currently contemplated, the possibility that necessary governmental approvals or actions (from the IRS, the SEC or other authorities) will not be obtained, and market conditions for the spin-off.

Narrative Description of the Business

Overview

FIS is a leading provider of core processing services, card issuer and transaction processing and mortgage-related services to financial institutions, mortgage lenders and servicers. FIS has processing and technology relationships with 35 of the top 50 global banks, including nine of the top 10. Approximately 50 percent of all U.S. residential mortgages are processed using FIS' mortgage servicing platform. FIS is a member of Standard and Poor's (S&P) 500 Index.

The customers cited in the following discussion provide a representative cross-section of our customers based on size, geographic location, type of institution and the services that they use.

Our Transaction Processing Services Operating Segment

The table below summarizes the revenues by division for our TPS segment (in millions):

	2007	2006	2005
Integrated Financial Solutions	$1,254.3	$1,058.3	$ 477.6
Enterprise Solutions	1,107.0	979.1	580.5
International	628.5	430.3	169.8
Other	(4.7)	(8.9)	(19.5)
Total TPS Revenues	$2,985.1	$2,458.8	$1,208.4

Integrated Financial Solutions

The primary focus of our Integrated Financial Solutions business is to serve the processing needs of independent community banks, credit unions, and savings banks in the United States. Processing solutions include core processing, branch automation, back office support systems, compliance, credit and debit card issuing, item processing and imaging, print and mail, ATM/EFT, retail Internet banking and bill payment services, commercial cash management and voice response services. Over 12,000 commercial banks, savings institutions and credit unions utilize one or more of these solutions.

Of these 12,000 institutions, over 1,350 institutions utilize one of our core processing solutions. Customers of this segment typically seek a fully integrated and broad suite of applications. As a result, our core processing services sold in this market have various add-on modules or applications that integrate into our core processing applications, providing a broad processing solution. Examples of our customers in this sector include Hudson City Savings Bank, Sterling Bank, and VyStar Credit Union.

Over 4,550 institutions utilize our card issuer services which enable banks, credit unions, and others to issue VISA and MasterCard credit and debit cards, and other electronic payment cards for use by both consumer and business accounts. The majority of our card issuer programs are full service, including most of the operations and support necessary for an issuer to operate a credit and debit card program. We do not make credit decisions for our card issuing customers, nor do we fund their card receivables. We provide our card issuer services primarily through our longstanding contractual alliances with two associations representing independent community banks and credit unions in the U.S., the Independent Community Bankers of America, or ICBA, and Card Services for Credit Unions, or CSCU. These organizations offer our services to their respective members with our company as the provider. Our alliances with the ICBA and CSCU provide us with an efficient and effective means of marketing our services to individual credit unions and community banks.

Our item processing and imaging services are utilized by more than 1,450 institutions. The services provide our customers with a wide range of outsourcing services relating to the imaging and processing of checks, statements, remittances, and other transaction records, which are performed at one of our 40 item processing centers located throughout the U.S. or on-site at a customer location.

We provide a full range of ePayment capabilities, including electronic funds transfer, or EFT, processing solutions, ranging from automated teller machine, or ATM, and debit card services to card production and distribution to stored-value prepaid/gift cards and payroll cards. Our eBanking services are utilized by more than 1,660 financial institutions and enable them to offer Internet banking and bill payment services to consumers and businesses.

Enterprise Solutions

Our Enterprise Solutions division focuses on serving the processing needs of large U.S. financial institutions, automotive financing companies, and commercial lenders. We also provide check risk management and related processing services to businesses accepting or cashing checks at the point-of-sale, risk management services to financial institutions and comprehensive cash access services in the gaming industry. Primary service offerings include:

- *Core Processing Applications for Financial Institutions.* Our core processing software applications are designed to run critical banking processes for our financial institution customers. These critical banking processes include deposit and lending systems, customer systems, and most other core banking systems that a bank must utilize to manage the products it provides to its customers.

- *Retail Delivery Applications for Financial Institutions.* Our retail delivery applications facilitate direct interactions between a bank and its customers through applications that allow for the delivery of services to these customers. Our retail delivery applications include TouchPoint, an application suite that supports call centers, branch and teller environments, and retail and commercial Internet channels.

- *Integration Applications for Financial Institutions.* Our integration applications access data across both our internal and third-party core processing systems and transport information to our customers' retail delivery channels. Our integration applications also provide transaction routing and settlement. These applications facilitate tightly integrated systems and efficient software delivery that reduces technology costs for our customers.

- *Syndicated Loan Applications.* Our syndicated loan applications are designed to support wholesale and commercial banking requirements necessary for all aspects of syndicated commercial loan origination and management.

- *Automotive Finance Applications.* Our primary applications include an application suite that assists automotive finance institutions in evaluating loan applications and credit risk, and allows automotive finance institutions to manage their loan and lease portfolios.

- *Risk Management Services for Financial Institutions and Retailers.* Our risk management services utilize our proprietary risk management services and data sources to assist in detecting fraud and assessing the risk of opening a new account or accepting a check at either the point-of-sale, a physical branch location, or through the Internet.

- *Cash Access Services to Casinos.* Our comprehensive service suite, which includes quasi-cash credit card advance services, ATM cash disbursements, and check cashing services, can be fully integrated into our customers' cage operations or operated by us on an outsourced basis.

The processing needs of our customers vary significantly across the sizes and types of entities we serve. These entities include:

- *Large Financial Institutions.* We define the large financial institution market as banks and other financial institutions in North America with assets in excess of $5 billion. Of the 100 largest U.S. banks as of December 31, 2007, our customers included 8 banks that use our real-time, integrated loan and deposit applications, 21 banks that use our deposit-related core processing applications, 40 banks that use our lending-related core processing applications and 17 banks that use our various retail delivery applications. Our customers in this market include JP Morgan Chase, Bank of America, ING/Direct and Charles Schwab Bank.

- *Automotive Finance Institutions.* Our automotive finance processing services include integrated loan and lease servicing solutions for the global automotive finance industry. As of December 31, 2007, over 18 million automotive loans and leases in North America and Europe were processed on our automotive finance applications. We also offer dealer wholesale finance and other ancillary services to the automotive finance industry. Three of the top five captive automotive finance companies in the U.S., as ranked at the end of 2006, utilize our applications and services.

- *Commercial Lenders.* We also provide business solutions that allow clients to automate and manage their entire commercial lending and loan trading businesses. Our customers include more than 100 financial institutions, including 8 of the top 10 and 34 of the top 50 as ranked by Tier 1 capital as rated by "The Banker" as of December 31, 2007. Our customers include Bank of America, JP Morgan Chase, General Electric, Merrill Lynch, Credit Suisse, Barclays Capital, Bank of Scotland, and Rabobank.

- *Retailers.* A significant portion of our revenues from check risk management services is generated from large national retail chains including Sears, Best Buy, Marmaxx and Albertson's. Other customers of our check risk management services include regional merchants such as hotels, automotive dealers, telecommunication companies, supermarkets, gaming establishments, mail order houses and other businesses.

We have developed several models of providing our customers with applications and services. We typically deliver the highest value to our customers when we combine our software applications and deliver them in one of several types of outsourcing arrangements, such as an application service provider, facilities management processing or application management arrangement. We are also able to deliver individual applications through a software licensing arrangement. Finally, using our expertise gained in the foregoing types of arrangements, we also have clients for whom we manage their IT operations, without providing any of our proprietary software.

International

We provide core banking applications, item processing, card services, and check risk management solutions to financial institutions, card issuers, and retailers in approximately 80 countries outside the United States. Our international operation leverages existing domestic applications and provides services for the specific business needs of our customers in targeted international markets. Our service offering includes a comprehensive range of payment processing services and core banking solutions. Our payment processing services, which comprise approximately 56% of our international revenues, include fully outsourced card issuer services and customer support, item processing and retail point-of-sale check authorization services. Our core banking solutions include fully outsourced processing arrangements, application management, software licensing and maintenance, facilities management and consulting services. Our international customers include CitiBank, Bradesco, ABN AMRO/ Banco Real, ING Group, Krung Thai Bank, China Construction Bank, National Australia Bank, and a number of other mid-tier and regional financial institutions, card issuers, and retailers.

Our Lender Processing Services Operating Segment

The table below summarizes the revenues by division for our LPS segment (in millions):

	2007	2006	2005
Mortgage Processing	$ 384.3	$ 371.4	$ 360.6
Information Outsourcing	1,378.7	1,168.3	1,079.2
Other	(1.9)	44.5	44.5
Total LPS Revenues	$1,761.1	$1,584.2	$1,484.3

Mortgage Processing

We offer the most widely used mortgage loan servicing system (known as MSP) in the U.S. As of December 31, 2007, our mortgage loan servicing platform, or MSP, was used to process over 50% of all residential mortgages, based on number of loans, in the U.S. Our mortgage loan processing customers include Bank of America, Wells Fargo, National City Mortgage, and U.S. Bank Home Mortgage. Our customer relationships are typically long-term relationships that provide consistent annual revenues based on the number of mortgages processed on our platform.

While our mortgage servicing applications can be purchased on a stand-alone, licensed basis, the substantial majority of our MSP customers by both number of customers and number of loans choose to use us as their processing partner and engage us to perform all data processing functions in our technology center located in Jacksonville, Florida. Customers determine whether to process their loan portfolio data under an application service provider arrangement in which multiple clients share the same computing and personnel resources or to have their own dedicated resources within our facility.

The primary applications and services of this business include:

- *MSP.* Our Mortgage Servicing Platform, or *MSP*, is an application that automates loan servicing, including loan setup and ongoing processing, customer service, accounting and reporting to the secondary mortgage market, and federal regulatory reporting. MSP serves as the core application through which our bank customers keep the primary records of their mortgage loans, and as a result is an important part of the bank's underlying processing infrastructure. MSP processes a wide range of loan products, including fixed-rate mortgages, adjustable-rate mortgages, construction loans, equity lines of credit and daily simple interest loans.
- *Empower.* Empower is a mortgage loan origination software system used by banks, savings & loans, mortgage bankers and sub-prime lenders. This application automates making loans, providing seamless credit bureau access and interfacing with MSP, automated underwriting systems used by Freddie Mac and Fannie Mae and with vendors providing servicing, flood certifications, appraisals and title insurance.

Information Outsourcing

We offer a suite of services spanning the entire mortgage loan life cycle, from loan origination through closing, refinancing, foreclosure and resale. A significant number of our customers use a combination of our mortgage servicing, mortgage information, mortgage origination and default management services. Our client base includes mortgage lenders such as U.S. Bancorp, Bank of America, Freddie Mac and Washington Mutual, as well as investors and real estate professionals. Our primary service lines are described below:

- *Valuation and Appraisal Services.* We provide a broad suite of valuation applications, which include automated valuation models, traditional appraisals, broker price opinions, collateral scores and appraisal reviews.
- *Mortgage Origination Services.* We provide centralized title and closing services to financial institutions in the first mortgage, refinance, home equity and sub-prime lending markets. Our client base includes Wells Fargo, Washington Mutual, and Bank of America. Our centralized financial institution title agency services include arranging for the issuance of a title insurance policy by a title insurer. We offer these services on a national basis, both in the traditional manner and through our centralized production facilities that

incorporate automated processes, which can help expedite the delivery of services. Our closing management services cover a variety of types of closings, including purchases and refinancings, and provide a variety of types of services. We maintain a network of independent closing agents who are trained to close loans in accordance with the lender's instructions.

- *Default Management Services.* We primarily provide our default management services to national mortgage lenders and loan servicers, many of which previously performed this function in-house. We currently provide default management services to 19 of the top 25 residential mortgage servicers, 14 of the top 25 sub-prime servicers, and 6 of the top 25 subservicers. Our default management services enable mortgage lenders and loan servicers to outsource the business processes necessary to take a loan and the underlying real estate securing the loan through the default and foreclosure process. We work with customers to identify specific parameters regarding the type and quality of services they require and provide a single point of contact for these services. As a result, our customers are able to use our outsourcing services in a manner that we believe provides a greater level of consistency in services, pricing, and quality than if these customers were to obtain these services from separate providers. We use our own resources and networks that we have established with independent contractors to provide these default management outsourcing solutions. Within our default management services we are now utilizing our proprietary Desktop System, a workflow information system that can be used for managing a range of different workflow processes. The Desktop System improves efficiency by streamlining complex work processes and reducing manual effort required to process files. It can be used to organize images of paper documents within a particular file, to capture information from imaged documents, to manage invoices and to provide multiple constituencies with access to key data needed for process management. The Desktop System serves as a core application for tracking all stages of the default management process.

- *1031 Exchange Intermediary Services.* We act as a qualified exchange intermediary for those customers who seek to engage in qualified exchanges under Section 1031 of the Internal Revenue Code, which allows capital gains tax deferral on the sale of certain investment assets.

- *Real Estate Tax Services.* We offer lenders a monitoring service that will notify them of any change in tax status during the life of a loan. We also provide complete outsourcing of tax escrow services, including the establishment of a tax escrow account that is integrated with the lender's mortgage servicing system and the processing of tax payments to taxing authorities.

- *Flood Zone Certifications.* We offer flood zone certifications through a proprietary automated system that accesses and interprets Federal Emergency Management Agency, or *FEMA*, flood maps and certifies whether a property is in a federally designated flood zone. Additionally, we offer lenders a life-of-loan flood zone determination service that monitors previously issued certificates for any changes, such as FEMA flood map revisions, for as long as that loan is outstanding.

- *Data and Analytics.* We offer data and analytics services including enhanced property records information and alternative valuation services.

Sales and Marketing

Sales Force

We have teams of experienced sales personnel with subject matter expertise in particular services or in the needs of particular types of customers. A significant portion of our potential customers in each of our business lines is targeted via direct and/or indirect field sales, as well as inbound and outbound telemarketing efforts. Marketing activities include direct marketing, print advertising, media relations, public relations, tradeshow and convention activities, seminars, and other targeted activities. Because many of our customers use a single service, or a combination of services, our direct sales force also targets existing customers to promote cross-selling opportunities. Our strategy is to use the most efficient delivery system available to successfully acquire customers and build awareness of our services.

In our Lender Processing Segment, in addition to our traditional sales force, we have established a core team of senior managers to lead strategic account management for the full range of our services to existing and potential top-tier financial institution customers. The individuals who participate in this effort, which we coordinate through our Office of the Enterprise, spend a significant amount of their time on sales and marketing efforts as well as working with our business units to develop solutions based upon strategic issues impacting customers' businesses.

Patents, Trademarks and Other Intellectual Property

We rely on a combination of contractual restrictions, internal security practices, and copyright and trade secret law to establish and protect our software, technology, and expertise. Further, we have developed a number of brands that have accumulated substantial goodwill in the marketplace, and we rely on trademark law to protect our rights in that area. We intend to continue our policy of taking all measures we deem necessary to protect our copyright, trade secret, and trademark rights. These legal protections and arrangements afford only limited protection of our proprietary rights, and there is no assurance that our competitors will not independently develop or license products, services, or capabilities that are substantially equivalent or superior to ours. In general, we believe that we own most proprietary rights necessary for the conduct of our business, although we do license certain items, none of which is material, under arms-length agreements for varying terms.

Competition

Our primary competitors include internal technology departments within banks, data processing or software development departments of large companies or large computer manufacturers, third-party payment processors, independent computer services firms, companies that develop and deploy software applications, companies that provide customized development, implementation and support services, and companies that market software for the electronic payment industry. Some of these competitors possess substantially greater financial, sales and marketing resources than we do. Competitive factors for applications and services include the quality of the technology-based application or service, application features and functions, ease of delivery and integration, ability of the provider to maintain, enhance, and support the applications or services, and price. We believe that we compete favorably in each of these categories. In addition, we believe that our financial institution industry expertise, combined with our ability to offer multiple applications, services and integrated solutions to individual customers, enhances our competitiveness against competitors with more limited application offerings.

We compete with vendors that offer similar core processing applications and services to financial institutions, including Fiserv, Inc., Jack Henry and Associates, Inc., Metavante Corporation, Open Solutions, IBM and Accenture. In certain non-U.S. markets, we compete with regional providers including Alnova, I-Flex, and Temenos.

Our competitors in the card issuer services market include third-party credit and debit card processors such as First Data Corporation, Total System Services, Electronic Data Systems Corporation, and Payment Systems for Credit Unions, and third-party software providers, which license their card processing systems to financial institutions and third-party processors. Competitors in the check risk management services market include First Data's TeleCheck Services division, CrossCheck, and Global Payments.

The markets for our Information Outsourcing business lines are also highly competitive. Key competitive factors include quality of the service, convenience, speed of delivery, customer service, and price. We do not believe that there is a competitor currently offering the scope of services and market coverage that we provide in our Information Outsourcing business. However, there are a number of competitors in specific lines, some of which have substantial resources. First American and Land America are significant competitors in a majority of our Information Outsourcing business lines, including tax, flood, appraisal and default.

Research and Development

Our research and development activities have related primarily to the design and development of our processing systems and related software applications and risk management platforms. We expect to continue our practice of investing an appropriate level of resources to maintain, enhance and extend the functionality of our proprietary systems and existing software applications, to develop new and innovative software applications and systems in response to the needs of our customers, and to enhance the capabilities surrounding our outsourcing infrastructure. In addition, we intend to offer services that are compatible with new and emerging delivery channels.

As part of our research and development process, we evaluate current and emerging technology for applicability to our existing and future software platforms. To this end, we engage with various hardware and software vendors in evaluation of various infrastructure components. Where appropriate, we use third-party technology components in the development of our software applications and service offerings. Third-party software may be used for highly specialized business functions, which we may not be able to develop internally within time and budget constraints. Additionally, third-party software may be used for commodity type functions within a technology platform environment. In the case of nearly all of our third-party software, enterprise license agreements exist for the third-party component and either alternative suppliers exist or transfer rights exist to ensure the continuity of supply. As a result, we are not materially dependent upon any third-party technology components. We work with our customers to determine the appropriate timing and approach to introducing technology or infrastructure changes to our applications and services. In the years ended December 31, 2007, 2006 and 2005 we recorded expense of approximately $106.3 million, $105.6 million, and $113.5 million, respectively, on research and development efforts (excluding amounts capitalized).

Government Regulation

Various aspects of our businesses are subject to federal, state, and foreign regulation. Our failure to comply with any applicable laws and regulations could result in restrictions on our ability to provide our services, as well as the imposition of civil fines and criminal penalties.

As a provider of electronic data processing and back-office services to financial institutions such as banks, thrifts and credit unions we are subject to regulatory oversight and examination by the Federal Financial Institutions Examination Council, an interagency body of the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, the National Credit Union Administration and various state regulatory authorities. In addition, independent auditors annually review several of our operations to provide reports on internal controls for our customers' auditors and regulators. We also may be subject to possible review by state agencies that regulate banks in each state in which we conduct our electronic processing activities.

Beginning July 1, 2001, financial institutions were required to comply with privacy regulations imposed under the Gramm-Leach-Bliley Act. These regulations place restrictions on financial institutions' use of non-public personal information. All financial institutions must disclose detailed privacy policies to their customers and offer them the opportunity to direct the financial institution not to share information with third parties. The new regulations, however, permit financial institutions to share information with non-affiliated parties who perform services for the financial institutions. As a provider of services to financial institutions, we are required to comply with the privacy regulations and are bound by the same limitations on disclosure of the information received from our customers as apply to the financial institutions themselves.

Given that one of the databases that we maintain in the U.S. contains certain data pertaining to the check-writing histories of consumers, and that data is used to provide certain check risk management services, our check risk management business is subject to the Federal Fair Credit Reporting Act and various similar state laws. Among other things, the Fair Credit Reporting Act imposes requirements on us concerning data accuracy, and provides that consumers have the right to know the contents of their check-writing histories, to dispute their accuracy, and to require verification or removal of disputed information. In furtherance of our objectives of data accuracy, fair treatment of consumers, protection of consumers' personal information, and compliance with these laws, we maintain a high level of security for our computer systems in which consumer data resides, and we maintain consumer relations call centers to facilitate efficient handling of consumer requests for information and handling of disputes.

Our check collection services are subject to the Federal Fair Debt Collection Practices Act and various state collection laws and licensing requirements. The Federal Trade Commission, as well as state attorneys general and other agencies, have enforcement responsibility over the collection laws, as well as the various credit reporting laws.

Elements of our cash access business are registered as a Money Services Business and are subject to the USA Patriot Act and reporting requirements of the Bank Secrecy Act and U.S. Treasury Regulations. This business is also subject to various state, local and tribal licensing requirements. The Financial Crimes Enforcement Network, state attorneys general, and other agencies have enforcement responsibility over laws relating to money laundering, currency transmission, and licensing.

The Real Estate Settlement Procedures Act, or RESPA, and related regulations generally prohibit the payment or receipt of fees or any other item of value for the referral of a real estate-secured loan to a loan broker or lender and prohibit fee shares or splits of unearned fees in connection with the provision of residential real estate settlement services, such as mortgage brokerage and real estate brokerage. Notwithstanding these prohibitions, RESPA permits payments for goods furnished or for services actually performed, so long as those payments bear a reasonable relationship to the market value of the goods or services provided. RESPA and related regulations may to some extent restrict our real estate-related businesses from entering into certain preferred alliance arrangements. The U.S. Department of Housing and Urban Development is responsible for enforcing RESPA.

Real estate appraisers are subject to regulation in most states, and some state appraisal boards have sought to prohibit certain valuation products including our automated valuation applications. Courts have limited such prohibitions, in part on the ground of preemption by the federal Financial Institutions Reform, Recovery, and Enforcement Act of 1989, but we cannot assure you that our valuation and appraisal services business will not be subject to regulation.

The title agency and related services we provide are conducted through an underwritten title company, title agencies, and individual title agents and escrow officers. The regulation of an underwritten title company is generally limited to requirements to maintain specified levels of net worth and working capital, and to obtain and maintain appropriate licenses for the jurisdictions in which it operates. The title agencies and individual escrow officers are also subject to regulation by the insurance or banking regulators in many jurisdictions. These regulators generally require, among other items, that agents and individuals obtain and maintain a license and be appointed by a title insurer. We also own a small title insurer which issues policies generated by our direct and agency operations in relatively limited circumstances. This insurer is domiciled in New York and is therefore subject to regulation by the insurance regulatory authorities of that state. Among other things, no person may acquire 10% or more of our common stock without the approval of the New York insurance regulators.

The California Department of Insurance has recently proposed implementing rate reductions in the title insurance industry in California. Florida, New Mexico, and Texas have also announced reviews of title insurance rates and other states could follow. At this stage, we are unable to predict what the outcome will be of these or any similar processes. Any such rate reductions could adversely affect our revenues from our title agency services.

Given that we conduct business in international markets as well as in the U.S., we are subject to laws and regulations in jurisdictions outside the U.S. that regulate many of the same activities that are described above, including electronic data processing and back-office services for financial institutions and use of consumer information.

The IRS has proposed regulations under Section 468B regarding the taxation of the income earned on escrow accounts, trusts and other funds used during deferred exchanges of like-kind property and under Section 7872 regarding below-market loans to facilitators of these exchanges. The proposed regulations affect taxpayers that engage in like-kind exchanges and escrow holders, trustees, qualified intermediaries, and others that hold funds during like-kind exchanges. We currently do not know what effect these changes will have on our 1031 exchange businesses.

Although we do not believe that compliance with future laws and regulations related to our businesses, including future consumer protection laws and regulations, will have a material adverse effect on our company, enactment of new laws and regulations may increasingly affect the operations of our business, directly or indirectly, which could result in substantial regulatory compliance costs, litigation expense, adverse publicity, and/or loss of revenue.

Employees

As of December 31, 2007, we had approximately 31,000 employees, including approximately 12,000 employees principally employed outside of the U.S. None of our U.S. workforce currently is unionized. We have not experienced any work stoppages, and we consider our relations with employees to be good.

Available Information

Our Internet website address is www.fidelityinfoservices.com. We make available, free of charge, through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and amendments to those reports, as soon as reasonably practicable after we file them with, or furnish them to, the Securities and Exchange Commission. Our Corporate Governance Policy and Code of Business Conduct and Ethics are also available on our website and are available in print, free of charge, to any shareholder who mails a request to the Corporate Secretary, Fidelity National Information Services, Inc., 601 Riverside Avenue, Jacksonville, FL 32204 USA. Other corporate governance-related documents can be found at our website as well. However, the information found on our website is not part of this or any other report.

Item 1A. *Risk Factors.*

In addition to the normal risks of business, we are subject to significant risks and uncertainties, including those listed below and others described elsewhere in this Annual Report on Form 10-K. Any of the risks described herein could result in a significant adverse effect on our results of operation and financial condition.

If we fail to adapt our services to changes in technology or in the marketplace, or if our ongoing efforts to upgrade our technology are not successful, we could lose customers and have difficulty attracting new customers for our services.

The markets for our services are characterized by constant technological changes, frequent introductions of new services and evolving industry standards. Our future success will be significantly affected by our ability to enhance our current services, and develop and introduce new services that address the increasingly sophisticated needs of our customers and their clients. These initiatives carry the risks associated with any new service development effort, including cost overruns, delays in delivery, and performance issues. There can be no assurance that we will be successful in developing, marketing and selling new services that meet these changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these services, or that our new services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

We operate in a competitive business environment, and if we are unable to compete effectively our results of operations and financial condition may be adversely affected.

The market for our services is intensely competitive. Our competitors vary in size and in the scope and breadth of the services they offer. Some of our competitors have substantial resources. We face direct competition from third parties, and since many of our larger potential customers have historically developed their key applications in-house and therefore view their system requirements from a make-versus-buy perspective, we often compete against our potential customers' in-house capacities. In addition, we expect that the markets in which we compete will continue to attract new competitors and new technologies. There can be no assurance that we will be able to compete successfully against current or future competitors or that competitive pressures we face in the markets in which we operate will not materially adversely affect our business, financial condition, and results of operations.

Our substantial leverage and debt service requirements may adversely affect our financial and operational flexibility.

As of December 31, 2007, we had total debt of approximately $4.3 billion. This high level of debt could have important consequences to us, including the following:

- the debt level makes us more vulnerable to economic downturns and adverse developments in our business, may cause us to have difficulty borrowing money in the future for working capital, capital expenditures, acquisitions or other purposes and limits our ability to pursue other business opportunities and implement certain business strategies;
- we need to use a large portion of the money we earn to pay principal and interest on our senior credit facilities, which reduces the amount of money available to finance operations, acquisitions and other business activities, repay other indebtedness and pay shareholder dividends;
- some of the debt has a variable rate of interest, which exposes us to the risk of increased interest rates; and
- we have a higher level of debt than certain of our competitors, which may cause a competitive disadvantage and may reduce flexibility in responding to changing business and economic conditions, including increased competition.

In addition, the terms of our senior credit facilities may restrict us from taking actions, such as making significant acquisitions or dispositions or entering into certain agreements, which we might believe to be advantageous to us.

If we are unable to successfully consummate and integrate acquisitions, our results of operations may be adversely affected.

As part of our growth strategy, we have made numerous acquisitions in recent years. We anticipate that we will continue to seek to acquire complementary businesses and services. This strategy will depend on the ability to find suitable acquisitions and finance them on acceptable terms. We may require additional debt or equity financing for future acquisitions, and doing so will be made more difficult by our substantial debt. If we are unable to acquire suitable acquisition candidates, we may experience slower growth.

Further, even if we successfully complete acquisitions, we will face challenges in integrating any acquired business. These challenges include eliminating redundant operations, facilities and systems, coordinating management and personnel, retaining key employees, managing different corporate cultures, and achieving cost reductions and cross-selling opportunities. There can be no assurance that we will be able to fully integrate all aspects of acquired businesses successfully or fully realize the potential benefits of bringing them together, and the process of integrating these acquisitions may disrupt our business and divert our resources.

Consolidation in the banking and financial services industry could adversely affect our revenues by eliminating some of our existing and potential customers and could make us more dependent on a more limited number of customers.

There has been and continues to be substantial merger, acquisition and consolidation activity in the banking and financial services industry. Mergers or consolidations of banks and financial institutions in the future could reduce the number of our customers and potential customers, which could adversely affect our revenues even if these events do not reduce the aggregate number of customers or the banking and other activities of the consolidated entities. If our customers merge with or are acquired by other entities that are not our customers, or that use fewer of our services, they may discontinue or reduce their use of our services. In addition, it is possible that the larger banks or financial institutions resulting from mergers or consolidations could decide to perform in-house some or all of the services which we currently provide or could provide. Any of these developments could have a material adverse effect on our business and results of operations.

Demand for many of our services is sensitive to the level of consumer transactions generated by our customers, and accordingly, our revenues could be impacted negatively by a general economic slowdown or any other event causing a material slowing of consumer spending.

A significant portion of our revenue is derived from transaction processing fees. Any changes in economic factors that adversely affect consumer spending and related consumer debt, or a reduction in check writing or credit and debit card usage, could reduce the volume of transactions that we process, and have an adverse effect on our business, financial condition and results of operations.

Potential customers may be reluctant to switch to a new vendor, which may adversely affect our growth, both in the U.S. and internationally.

For banks and other potential customers of our financial information software and services, switching from one vendor of bank core processing or related software and services (or from an internally-developed system) to a new vendor is a significant undertaking. Many potential customers worry about potential disadvantages such as loss of accustomed functionality, increased costs and business disruption. As a result, potential customers, both in the U.S. and internationally, often resist change. We seek to overcome this resistance through strategies such as making investments to enhance the functionality of our software. However, there can be no assurance that our strategies for overcoming potential customers' reluctance to change vendors will be successful, and this resistance may adversely affect our growth, both in the U.S. and internationally.

Decreased lending and real estate activity may reduce demand for certain of our services and adversely affect our results of operations.

Real estate sales are affected by a number of factors, including mortgage interest rates, the availability of funds to finance purchases, the level of home prices and general economic conditions. The volume of refinancing transactions in particular and mortgage originations in general declined in 2005, 2006 and 2007 from 2004 levels, resulting in reduction of revenues in some of our businesses. The current MBA forecast is for $2.0 trillion of mortgage originations in 2008 compared to $2.3 trillion in 2007. Our revenues in future periods will continue to be subject to these and other factors which are beyond our control and, as a result, are likely to fluctuate.

Further, in the event that levels of home ownership were to decline or other factors were to reduce the aggregate number of U.S. mortgage loans, our revenues from mortgage processing and related services could be adversely affected.

We could have conflicts with FNF, and the executive chairman of our board of directors and other officers and directors could have conflicts of interest due to their relationships with FNF.

Conflicts may arise between FNF and us as a result of our ongoing agreements and the nature of our respective businesses. Among other things, we and certain of our subsidiaries are parties to a variety of related party agreements with FNF. Certain of our executive officers and directors will be subject to conflicts of interest with respect to such related party agreements and other matters due to their relationships with FNF.

Some of the FNF executive officers and directors who became executive officers and directors of our company in connection with the FNF Merger, including William P. Foley, II and Brent B. Bickett, own substantial amounts of FNF stock and stock options because of their relationships with FNF and Old FNF prior to the FNF Merger. Such ownership could create or appear to create potential conflicts of interest when our directors and officers are faced with decisions that involve FNF or any of its respective subsidiaries.

Mr. Foley, who became our Executive Chairman in connection with the FNF Merger, is currently the Chairman of the board of directors of FNF. Mr. Bickett also became an officer of our company and FNF. As a result, each of these individuals has obligations to us as well as to FNF and will have conflicts of interest with respect to matters potentially or actually involving or affecting us and FNF.

Matters that could give rise to conflicts between us and FNF include, among other things.

- our past and ongoing relationships with FNF, including related party agreements and other arrangements with respect to the administration of tax matters, employee benefits, indemnification, and other matters;
- the quality and pricing of services that we have agreed to provide to FNF or that it has agreed to provide to us; and
- business opportunities arising for either us or FNF, that could be pursued by either us or by FNF.

We will seek to manage these potential conflicts through dispute resolution and other provisions of our agreements with FNF and through oversight by independent members of our board of directors. However, there can be no assurance that such measures will be effective or that we will be able to resolve all potential conflicts with FNF, or that the resolution of any such conflicts will be no less favorable to us than if we were dealing with an unaffiliated third party.

We may lack adequate oversight since the chairman of the board of directors of FNF is also our executive chairman.

Mr. Foley is executive chairman of our board of directors. Mr. Foley is also the chairman of the board of directors of FNF. As a result of his roles, he has obligations to us as well as FNF and may have conflicts of time with respect to matters potentially or actually involving or affecting us. As executive chairman, it is expected that Mr. Foley will devote no more than one-half of his time to matters relating to us. If Mr. Foley's duties as executive chairman of our board of directors require more time than he is able to allot, then his oversight of the activities of our company could be diminished and the effective management of our company could be adversely affected.

Our revenues from the sale of services to the VISA and MasterCard organizations are dependent upon our continued VISA and MasterCard certification and financial institution sponsorship, and the loss or suspension of this certification or sponsorship could adversely affect our business.

In order to provide our card services, we must be designated a certified processor by, and be a member service provider of, MasterCard and be designated as an independent sales organization of VISA. These designations are dependent upon our continuing adherence to the standards of the VISA and MasterCard associations. The member financial institutions of VISA and MasterCard, some of which are our competitors, set the standards with which we must comply. If we fail to comply with these standards, our designation as a certified processor, as a member service provider, or as an independent sales organization could be suspended or terminated. The termination of our member service provider status or our status as a certified processor, or any changes in the VISA and MasterCard rules that prevent our registration or otherwise limit our ability to provide transaction processing and marketing services for the VISA or MasterCard organizations, would result in the loss of business from VISA or MasterCard issuing customers, and lead to a reduction in our revenues, which in turn could have a material adverse effect on our business.

We have a long sales cycle for many of our applications and if we fail to close sales after expending significant time and resources to do so, our business, financial condition, and results of operations may be adversely affected.

The implementation of many of our applications often involves significant capital commitments by our customers, particularly those with smaller operational scale. Potential customers generally commit significant resources to an evaluation of available software and require us to expend substantial time, effort, and money educating them as to the value of our software and services. We incur substantial costs in order to obtain each new customer. We may expend significant funds and management resources during the sales cycle and ultimately fail to close the sale. Our sales cycle may be extended due to our customers' budgetary constraints or for other reasons. If we are unsuccessful in closing sales after expending significant funds and management resources or we experience delays, it could have a material adverse effect on our business, financial condition, and results of operations.

In the wake of the current mortgage crisis, there could be adverse regulatory consequences or litigation that could affect us.

Various aspects of our businesses are subject to federal, state and foreign regulation. The sharp rise in home foreclosures that started in the United States during the fall of 2006 and has accelerated in 2007 and 2008 has begun to result in investigations and lawsuits against various parties commenced by various governmental authorities and third parties. It has also resulted in governmental review of aspects of the mortgage lending business, which may lead to greater regulation in areas such as appraisals, default management, loan closings and regulatory reporting. Such actions and proceedings could have consequences that could adversely affect our business.

Completion of the spin-off is subject to various risks.

On October 25, 2007, we announced our intention to pursue the spin-off of the businesses that primarily comprise our LPS operations. There is no guarantee the proposed spin-off will be finalized. Completion of the spin-off is subject to a number of specific factors and conditions, as well as to the discretion of our board of directors which may be influenced by market conditions or other factors. For example, it is a condition to completing the spin-off that we receive a private letter ruling from the IRS and an opinion of our special tax adviser, together to the effect that, for United States Federal income tax purposes, the following transactions will qualify as tax-free transactions to us, the spun-off entity, and our stockholders: (i) the contribution of all of our interest in the assets, liabilities, businesses and employees related to our LPS operations in exchange for the receipt by us of LPS, Inc. common stock and LPS, Inc. debt obligations (the "contribution"); (ii) the expected exchange by us of the LPS, Inc. debt obligations for certain of our outstanding debt (the "debt exchange"); and (iii) the distribution of LPS, Inc. common stock to our stockholders, except that any gain that our stockholders realize on cash received in lieu of any fractional shares of LPS, Inc. common stock to which such stockholders may be entitled in the distribution generally will be taxable to the stockholders. The proposed spin-off is also subject to the SEC having declared effective the registration statement for the new shares and the listing of LPS, Inc. common stock on the NYSE having been approved, among other conditions.

If the spin-off is not completed, we will have incurred costs without any corresponding benefit. Further, our management will have spent time executing the plan which may be a distraction from its day to day activities.

We and/or LPS may be unable to achieve some or all of the benefits that we expect will be achieved from the spin-off.

We and LPS, Inc. may not be able to achieve the full strategic and financial benefits we expect will result from the spin-off or such benefits may be delayed or not occur at all. These outcomes may occur due to, among other things, the leverage to be incurred by LPS, Inc. in connection with the spin-off, the loss of synergies, excess costs the two companies will incur as stand-alone entities, or the obligations imposed on LPS, Inc. and us to avoid certain transactions in respect of our capital stock in order to preserve the planned tax-free nature of the transactions.

Finally, notwithstanding our receipt of the IRS private letter ruling and opinion of our special tax adviser, the IRS could determine that the contribution, debt exchange and/or spin-off should be treated as taxable transactions if it determines that there was a misstatement or omission of any of the facts, representations, or undertakings that were included in the request for the private letter ruling, or if it disagrees with the conclusions in the opinion that are not covered by the IRS ruling. In such case, we and our shareholders could be subject to significant tax liabilities.

If Old FNF's 2006 spin-off of FNF does not constitute a tax free distribution under Section 355(e) of the Internal Revenue Code or if our merger with Old FNF does not constitute a tax free reorganization under Section 368(a), then we may suffer losses resulting from payment of taxes and tax-related losses.

Under a tax disaffiliation agreement, which we were required to enter into with Old FNF and FNF as a condition to the closing under our merger agreement with Old FNF, FNF is required to indemnify us for taxes and tax-related losses (including stockholder suits) if Old FNF's 2006 spin-off of FNF (the "2006 Distribution") were determined to be taxable either to Old FNF (and us as its successor) or the FNF stockholders or both, unless such adverse determination were the result of a breach by us of our agreement not to take any action within our control that would cause the 2006 Distribution to be taxable or the result of an acquisition of FIS stock within the control of us or a subsidiary. In such an event, Old FNF estimated that the amount of tax on the transfer of FNF's stock in the distribution could be in the range of $150 million and possibly greater depending on, among other things, the value of FNF's stock at the time of the 2006 Distribution. In addition, FNF is required under the tax disaffiliation agreement to indemnify Old FNF (and us as its successor) for taxes and tax-related losses (including stockholder suits) in the event the Old FNF-FIS merger were determined to be taxable. Old FNF estimated that the amount of tax on Old FNF's transfer and retirement of its FIS stock in the merger could be in the range of $1 billion and possibly greater depending on, among other things, the value of our stock at the time of the merger.

Even if the 2006 Distribution otherwise qualifies as a spin-off under Section 355 of the Code, the distribution of FNF common stock to the Old FNF stockholders in connection with the 2006 Distribution would not qualify as tax-free to Old FNF (or us as its successor) under Section 355(e) of the Code if 50% or more of the stock of Old FNF (including us as successor to Old FNF) or FNF is acquired as part of a plan or series of related transactions that includes the 2006 Distribution. As a result of our merger with Old FNF, approximately 49% of our stock would be treated as having been acquired pursuant to a plan that includes the 2006 Distribution for purposes of Section 355(e) of the Code.

There is no guaranty that FNF will have financial resources to satisfy any such indemnification obligation described above. If the tax-free status is lost because of any action taken by us or any of our subsidiaries after the time of the 2006 Distribution (except for certain actions specifically identified in the tax disaffiliation agreement), we would be required to pay the taxes described above ourself and would be required to indemnify FNF for all tax-related losses.

We may be affected by significant restrictions following the FNF Merger with respect to certain actions that could jeopardize the tax-free status of the spin-off by Old FNF of Fidelity National Title Group or the FNF Merger.

In order to preserve the tax-free treatment of the spin-off by Old FNF of Fidelity National Title Group, a tax disaffiliation agreement entered into by FNF and us prior to the closing under the FNF Merger agreement restricts us, for two years after the spin-off, from taking certain actions within our control that could cause the spin-off to be taxable without first obtaining a consent of certain officers of FNF or obtaining an opinion from a nationally recognized law firm or accounting firm that such action will not cause the spin-off to be taxable to FNF under Section 355(e) of the Code. In general, such actions would include engaging in certain transactions involving (i) the acquisition of our stock or (ii) the issuance of shares of our stock.

Because of these restrictions, we may be limited in the amount of stock that we can issue to make acquisitions or raise additional capital in the two years subsequent to the spin-off and the FNF Merger and in our ability to repurchase shares of our common stock.

We may experience software defects, development delays, and installation difficulties, which would harm our business and reputation and expose us to potential liability.

Many of our services are based on sophisticated software and computing systems, and we may encounter delays when developing new applications and services. Further, the software underlying our services has occasionally contained and may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we may experience difficulties in installing or integrating our technologies on platforms used by our customers. Defects in our software, errors, or delays in the processing of electronic transactions, or other difficulties could result in:

- interruption of business operations;
- late delivery to the market;
- delay in market acceptance;
- additional development and remediation costs;
- diversion of technical and other resources;

- loss of customers;
- impact on growth expectations;
- negative publicity; or
- exposure to liability claims.

Although we attempt to limit our potential liability through disclaimers and limitation-of-liability provisions in our license and customer agreements, we cannot be certain that these measures will be successful in limiting our liability.

Security breaches or computer viruses could harm our business by disrupting our delivery of services and damaging our reputation.

As part of our business, we electronically receive, process, store, and transmit sensitive business information of our customers. In addition, we collect personal consumer data, such as names and addresses, social security numbers, driver's license numbers, checking and savings account numbers, and payment history records. Unauthorized access to our computer systems or databases could result in the theft or publication of confidential information or the deletion or modification of records or could otherwise cause interruptions in our operations. These concerns about security are increased when we transmit information over the Internet. Computer viruses have also been distributed and have rapidly spread over the Internet. Computer viruses could infiltrate our systems, disrupting our delivery of services and making our applications unavailable. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in our systems and terminate their agreements with us, and could inhibit our ability to attract new customers.

Many of our customers are subject to a regulatory environment and to industry standards that may change in a manner that reduces the number of transactions in which our customers engage and therefore reduces our revenues.

Our customers are subject to a number of government regulations and industry standards with which our services must comply. For example, our services are affected by VISA and MasterCard electronic payment standards that are generally updated twice annually. In addition, action by regulatory authorities relating to credit availability, data usage, privacy, or other related regulatory developments could have an adverse effect on our customers and therefore could have a material adverse effect on our business, financial condition, and results of operations.

If we fail to comply with privacy regulations imposed on providers of services to financial institutions, our business could be harmed.

As a provider of services to financial institutions, we are bound by the same limitations on disclosure of the information we receive from our customers as apply to the financial institutions themselves. If we fail to comply with these regulations, we could be exposed to suits for breach of contract or to governmental proceedings, our customer relationships and reputation could be harmed, and we could be inhibited in our ability to obtain new customers. In addition, if more restrictive privacy laws or rules are adopted in the future on the federal or state level, or, with respect to our international operations, by authorities in foreign jurisdictions on the national, provincial, state, or other level, that could have an adverse impact on us.

If we experience system failures, the services we provide to our customers could be delayed or interrupted, which could harm our business and reputation and result in the loss of customers.

Our ability to provide reliable service in a number of our businesses depends on the efficient and uninterrupted operations of our computer network systems and data centers. Our systems and operations could be exposed to damage or interruption from fire, natural disaster, power loss, telecommunications failure, unauthorized entry, and computer viruses. Although we have taken steps to prevent system failures, we cannot be certain that our measures will be successful. Further, our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur. Any significant interruptions could:

- increase our operating expenses to correct problems caused by the interruption;
- harm our business and reputation;
- result in a loss of customers; or
- expose us to liability.

Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition, and results of operations.

We face liability to our merchant customers if checks that we have guaranteed are dishonored by the check writer's bank.

If a check that we have guaranteed is dishonored by the check writer's bank, we must reimburse our merchant customer for the check's face value and pursue collection of the amount from the delinquent check writer. In some cases, we recognize a liability to our merchant customers for estimated check returns and a receivable for amounts we estimate we will recover from the check writers, based on historical experience and other relevant factors. The estimated check returns and recovery amounts are subject to the risk that actual amounts returned may exceed our estimates and actual amounts recovered may be less than our estimates.

Misappropriation of our intellectual property and proprietary rights could impair our competitive position.

Our ability to compete depends upon proprietary systems and technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. Policing unauthorized use of our proprietary rights is difficult. We cannot make any assurances that the steps we have taken will prevent misappropriation of technology or that the agreements entered into for that purpose will be enforceable. Effective trademark, service mark, copyright, and trade secret protection may not be available in every country in which our applications and services are made available online. Misappropriation of our intellectual property or potential litigation concerning such matters could have a material adverse effect on our results of operations or financial condition.

If our applications or services are found to infringe the proprietary rights of others, we may be required to change our business practices and may also become subject to significant costs and monetary penalties.

As our information technology applications and services develop, we may become increasingly subject to infringement claims. Any claims, whether with or without merit, could:

- be expensive and time-consuming to defend;
- cause us to cease making, licensing or using applications that incorporate the challenged intellectual property;
- require us to redesign our applications, if feasible;
- divert management's attention and resources; and
- require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies.

We may not succeed with our current and future expansion of our international operations and such failure may adversely affect our growth and results of operations.

In 2007, sales outside of the U.S. represented approximately 11.2% of our revenues. We believe there are additional opportunities to expand our international operations, and we expect to commit significant resources to expand our international sales and marketing activities. However, overall we are less well-known internationally than in the United States and have less experience with local business conditions. In addition, we will face challenges in successfully managing small operations located far from our headquarters, because of the greater difficulty in overseeing and guiding operations from a distance, and we will be increasingly subject to a number of other risks and potential costs, including:

- political and economic instability;
- unexpected changes in regulatory requirements and policy, the adoption of laws detrimental to our operations such as legislation relating to the collection of personal data over the Internet or the adoption of laws, regulations, or treaties governing the export of encryption related software;
- the burdens of complying with a wide variety of other laws and regulations;
- failure to adequately manage currency exchange rate fluctuations;
- potential difficulty of enforcing agreements and collecting receivables in some foreign legal systems; and
- general economic conditions in international markets.

There can be no assurance that we will be able to compete successfully against current or future international competitors.

Misappropriation of consumer data by a former employee could materially adversely affect our relationship with governing organizations, customers or regulators.

On July 3, 2007, we announced that a database administrator had misappropriated consumer information. To date, we have seen no evidence of the stolen information being used for anything other than marketing purposes. Nevertheless, multiple putative class action lawsuits were filed against us seeking monetary damages. Those class actions were settled in January of 2008, and the settlement received preliminary approval from the court in February of 2008. Although we do not believe that we face any material liability, there can be no assurance that this matter will not result in fines or other charges or adversely impact our relationships with the VISA and MasterCard issuing organizations, customers or regulators.

Statement Regarding Forward-Looking Information

The statements contained in this Form 10-K or in our other documents or in oral presentations or other statements made by our management that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our expectations, hopes, intentions, or strategies regarding the future. These statements relate to, among other things, our future financial and operating results. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," or the negative of these terms and other comparable terminology. Actual results could differ materially from those anticipated in these statements as a result of a number of factors, including, but not limited to:

- general political, economic, and business conditions, including the possibility of intensified international hostilities, acts of terrorism, and general volatility in the capital markets;
- failures to adapt our services to changes in technology or in the marketplace;
- consolidation in the mortgage lending or banking industry;
- security breaches of our systems and computer viruses affecting our software;
- a decrease in the volume of real estate transactions such as real estate sales and mortgage refinancings, which can be caused by high or increasing interest rates, a shortage of mortgage funding, or a weak United States economy;
- the impact of competitive services and pricing;

- the ability to identify suitable acquisition candidates and the ability to finance such acquisitions, which depends upon the availability of adequate cash reserves from operations or of acceptable financing terms and the variability of our stock price;
- our ability to integrate any acquired business' operations, services, clients, and personnel;
- the effect of our substantial leverage, which may limit the funds available to make acquisitions and invest in our business;
- changes in, or the failure to comply with, government regulations, including privacy regulations; and
- other risks detailed elsewhere in this Risk Factors section and in our other filings with the Securities and Exchange Commission.

We are not under any obligation (and expressly disclaim any such obligation) to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the possibility that actual results may differ materially from our forward-looking statements.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. ***Properties.***

Our corporate headquarters are located in Jacksonville, Florida, in an owned facility. FNF occupies and pays us rent for approximately 86,000 square feet in this facility. We lease office space as follows:

State	Number of Locations(1)
California	44
Texas	21
Florida	18
Georgia, New York	10
New Jersey	8
Illinois, Massachusetts	7
Alabama, Arizona, Minnesota, North Carolina	6
Other	64

(1) Represents the number of locations in each state listed.

We also lease approximately 72 locations outside the United States. We believe our properties are adequate for our business as presently conducted.

Item 3. ***Legal Proceedings.***

In the ordinary course of business, the Company is involved in various pending and threatened litigation matters related to operations, some of which include claims for punitive or exemplary damages. The Company believes that no actions, other than the matters listed below, depart from customary litigation incidental to its business. As background to the disclosure below, please note the following:

- These matters raise difficult and complicated factual and legal issues and are subject to many uncertainties and complexities.
- The Company reviews these matters on an on-going basis and follows the provisions of Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies* ("SFAS 5"), when making accrual and disclosure decisions. When assessing reasonably possible and probable outcomes, the Company bases decisions on the assessment of the ultimate outcome following all appeals.

Grace & Digital Information Technology Co., Ltd.

We and certain of our employees were named as defendants in a civil lawsuit brought by Grace & Digital Information Technology Co., Ltd. ("Grace"). Grace was a sales agent engaged by Alltel Information Services, Inc. ("AIS") in June of 2001. In March of 2002 (before AIS was acquired by us) Grace's contract was terminated because it was no longer providing sales agent services. In May of 2004, Grace asserted a claim against us for unpaid sales commissions, and filed suit later that same year. The case was subsequently dismissed and re-filed in March of 2006. In the second filing, Grace alleged damages caused by breach of contract, violation of the Racketeer Influenced and Corrupt Organizations ("RICO") Act and violation of the Foreign Corrupt Practices Act ("FCPA"). Grace's FCPA and RICO allegations prompted inquiries by both the SEC and the U.S. Department of Justice. We vigorously defended Grace's civil lawsuit, and in March of 2007 the court dismissed the RICO claims with prejudice and struck Grace's FCPA allegations. The parties subsequently settled the remaining breach of contract claim at court-ordered mediation in April of 2007. The U.S. Department of Justice closed its investigation with no action being taken against the Company. The Company is awaiting a final determination from the SEC.

Driver's Privacy Protection Act

A putative class action lawsuit styled Richard Fresco, et al. v. Automotive Directions, Inc. et al., was filed against eFunds and seven other non-related parties in the U.S. District Court for the Southern District of Florida. The complaint alleged that eFunds purchased motor vehicle records that were used for marketing and other purposes that are not permitted under the Federal Driver's Privacy Protection Act ("DPPA"). The plaintiffs sought statutory damages, plus costs, attorney's fees and injunctive relief. eFunds and five of the other seven defendants settled the case with the plaintiffs. That settlement was preliminarily approved by the court over the objection of a group of Texas drivers and motor vehicle record holders and is awaiting final approval. The objectors filed two class action complaints styled Sharon Taylor, et al. v. Biometric Access Company et al. and Sharon Taylor, et al. v. Acxiom et al. in the U.S. District Court for the Eastern District of Texas alleging similar violations of the DPPA. The Acxiom action is filed against eFunds subsidiary ChexSystems, Inc., while the Biometric suit is filed against Certegy Check Services, Inc. ChexSystems filed a motion to dismiss or stay the action based upon the earlier settlement which was granted. The action against Certegy Check Services, Inc. was voluntarily dismissed in February of 2008.

Employee Data Theft

On July 3, 2007, we announced that a database administrator had misappropriated consumer information. To date, we have seen no evidence of the stolen information being used for anything other than marketing purposes. Nevertheless, multiple putative class action lawsuits were filed against us seeking monetary damages. Those class actions were settled in January of 2008. In February of 2008, the court indicated that preliminary approval of the settlement would be granted, but a formal written order has not yet been entered.

Item 4. ***Submission of Matters to a Vote of Security Holders.***

None

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Our common stock trades on the New York Stock Exchange under the ticker symbol "FIS." The table set forth below provides the high and low sales prices of the common stock and the cash dividends declared per share of common stock for each quarter of 2007 and 2006.

	High	Low	Dividend
2007			
First Quarter	$47.55	$40.34	$0.05
Second Quarter	$55.09	$47.35	$0.05
Third Quarter	$57.67	$44.28	$0.05
Fourth Quarter	$47.86	$41.50	$0.05
2006			
First Quarter(a)	$40.60	$36.57	$0.05
Second Quarter	$40.16	$35.15	$0.05
Third Quarter	$37.58	$33.74	$0.05
Fourth Quarter	$42.46	$36.66	$0.05

(a) As part of the merger transaction, Certegy declared a $3.75 per share special cash dividend that was paid to its pre-merger shareholders at the consummation of the Certegy Merger. As of February 1, 2008, there were approximately 7,090 shareholders of record of our common stock.

We currently pay a $0.05 dividend on a quarterly basis, and expect to continue to do so in the future. The declaration and payment of future dividends is at the discretion of the Board of Directors, and depends on, among other things, our investment policy and opportunities, results of operations, financial condition, cash requirements, future prospects, and other factors that may be considered relevant by our Board of Directors, including legal and contractual restrictions. Additionally, the payment of cash dividends may be limited by covenants in certain debt agreements. A regular quarterly dividend of $.05 per common share is payable March 27, 2008 to shareholders on record as of the close of business on March 13, 2008.

Item 12 of Part III contains information concerning securities authorized for issuance under our equity compensation plans.

On October 25, 2006, our Board of Directors approved a plan, effective for three years, authorizing repurchases of up to $200 million worth of our common stock. During the fourth quarter of 2007, we did not repurchase any of our common stock under this plan. We currently have $126.5 million of authorized repurchases available as of December 31, 2007.

Item 6. ***Selected Financial Data.***

The selected financial data set forth below constitutes historical financial data of Fidelity National Information Services, Inc. and should be read in conjunction with Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Item 8, Financial Statements and Supplementary Data, included elsewhere in this report.

On February 1, 2006, FIS was merged into a wholly owned subsidiary of Certegy in a tax-free merger. For accounting and financial reporting purposes, the merger was treated as a reverse acquisition of Certegy by FIS under the purchase method of accounting pursuant to accounting principles generally accepted in the U.S. Accordingly, our historical financial information for periods prior to the Certegy Merger is the historical financial information of FIS.

	Year Ended December 31,				
	2007(1)	2006(2)	2005	2004	2003
	(In thousands, except per share data)				
Statement of Earnings Data:					
Processing and services revenues	$4,758,016	$4,042,163	$2,688,218	$2,257,573	$1,753,513
Cost of revenues	3,401,931	2,875,250	1,750,199	1,475,028	1,058,233
Gross profit	1,356,085	1,166,913	938,019	782,545	695,280
Selling, general and administrative expenses	504,130	498,246	411,918	422,664	322,282
Research and development costs	106,314	105,580	113,498	74,214	38,345
Operating income	745,641	563,087	412,603	285,667	334,653
Other income (expense)	66,604	(188,515)	(124,792)	15,052	(3,004)
Earnings before income taxes, equity in earnings (loss) of unconsolidated entities and minority interest	812,245	374,572	287,811	300,719	331,649
Income tax expense	300,530	139,232	107,066	113,071	128,428
Equity in earnings (loss) of unconsolidated entities	936	5,792	5,029	(3,308)	(55)
Minority interest	(2,192)	(185)	(4,450)	(3,673)	(14,518)
Net earnings from continuing operations	510,459	240,947	181,324	180,667	188,648
Earnings from discontinued operations, net of tax	8,639	18,140	15,226	8,749	14,409
Gain on disposition of discontinued operations, net of tax	42,124	—	—	—	—
Net earnings	$ 561,222	$ 259,087	$ 196,550	$ 189,416	$ 203,057
Net earnings per share — basic from continuing operations(3)	$ 2.64	$ 1.29	$ 1.42	$ 1.41	$ 1.48
Net earnings per share — basic from discontinued operations(3)	0.27	0.10	0.12	0.07	0.11
Net earnings per share — basic(3)	$ 2.91	$ 1.39	$ 1.54	$ 1.48	$ 1.59
Weighted average shares — basic	193,080	185,926	127,920	127,920	127,920
Net earnings per share — diluted from continuing operations(3)	$ 2.60	$ 1.27	$ 1.41	$ 1.41	$ 1.48
Net earnings per share — diluted from discontinued operations(3)	0.26	0.10	0.12	0.07	0.11
Net earnings per share — diluted(3)	$ 2.86	$ 1.37	$ 1.53	$ 1.48	$ 1.59
Weighted average shares — diluted	196,546	189,196	128,354	127,920	127,920

(1) eFunds' results of operations are included in earnings from September 12, 2007, the eFunds acquisition date.

(2) Certegy's results of operations are included in earnings from February 1, 2006, the Certegy Merger date.

(3) Net earnings per share are calculated, for all periods prior to 2006, using the shares outstanding following FIS's formation as a holding company, adjusted as converted by the exchange ratio (.6396) in the Certegy Merger.

	As of December 31,				
	2007	2006	2005	2004	2003
	(in thousands, except per share data)				
Balance Sheet Data (at end of period):					
Cash and cash equivalents	$ 355,278	$ 211,753	$ 133,152	$ 190,888	$ 92,049
Total assets	9,794,583	7,630,560	4,189,021	4,002,856	2,327,085
Total long-term debt	4,275,397	3,009,501	2,564,128	431,205	13,789
Minority interest	14,194	12,970	13,060	13,615	12,130
Total stockholders' equity	3,781,179	3,142,744	694,570	2,754,844	1,890,797

Selected Quarterly Financial Data

Selected quarterly financial data is as follows:

	Quarter Ended			
	March 31,	June 30,	September 30,	December 31,(1)
	(In thousands, except per share data)			
2007				
Processing and services revenues	$1,103,027	$1,156,508	$1,168,067	$1,330,414
Earnings before income taxes, equity in earnings (loss) of unconsolidated entities and minority interest	87,973	229,136	321,376	173,760
Net earnings	59,503	148,004	245,304	108,411
Net earnings per share — basic	$ 0.31	$ 0.77	$ 1.27	$ 0.56
Net earnings per share — diluted	$ 0.30	$ 0.75	$ 1.25	$ 0.55
2006				
Processing and services revenues	$ 878,325	$ 997,119	$1,058,197	$1,108,522
Earnings before income taxes, equity in earnings (loss) of unconsolidated entities and minority interest	53,720	97,828	112,649	110,375
Net earnings	39,358	66,029	78,580	75,120
Net earnings per share — basic	$ 0.23	$ 0.34	$ 0.41	$ 0.39
Net earnings per share — diluted	$ 0.23	$ 0.34	$ 0.41	$ 0.39

(1) The fourth quarter of 2007 includes a full quarter of revenues relating to the eFunds acquisition.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We are one of the largest global providers of processing services to financial institutions, serving customers in over 80 countries throughout the world. We are among the market leaders in core processing, card issuing services, check point-of-sale verification and guarantee, mortgage processing, and certain other lender processing services in the U.S. We offer a diversified service mix, and benefit from the opportunity to cross-sell multiple services across our broad customer base. We have two reporting segments, TPS and LPS, which produced approximately 63% and 37%, respectively, of our revenues for the year ended December 31, 2007.

- ***TPS.*** This segment focuses on serving the processing needs of financial institutions. Our primary software applications function as the underlying infrastructure of a financial institution's core processing environment which banks use to maintain the primary records of their customer accounts. We also provide a number of complementary applications and services, such as item processing and electronic funds transfer, that interact directly with the core processing applications, including applications that facilitate interactions between our financial institution customers and their clients such as online banking and bill payment services and fraud prevention and detection services. We offer our applications and services through a range of delivery and service models, including on-site outsourcing and remote processing arrangements, as well as on a licensed software basis for installation on customer-owned and operated systems. This segment also includes card issuer services, which enable banks, credit unions, and others to issue VISA and MasterCard credit and debit cards, private label cards, and other electronic payment cards for use by both consumer and business accounts. In addition, we provide point-of-sale check verification and guarantee services to retailers.

- ***LPS.*** This segment provides outsourced business processes, core mortgage processing and information solutions primarily to national lenders and loan servicers. These processes include centralized title agency and closing services offered to first mortgage, refinance, home equity and sub-prime lenders. This segment's information solutions include appraisal and valuation services, real estate tax services and flood zone information. In addition, this segment provides default management services to national lenders and loan servicers, allowing customers to outsource the business processes necessary to take a loan and the underlying real estate securing the loan through the default and foreclosure process. On October 25, 2007, we announced that our Board of Directors had approved a plan to pursue a spin-off of the majority of our LPS division into a separate publicly traded company, which we refer to as LPS, Inc.

The Corporate and Other segment consists of the corporate overhead costs and other operations that are not included in the other segments.

On September 12, 2007, we completed the eFunds acquisition. The eFunds businesses have been integrated into our operations within our TPS segment.

Business Trends and Conditions

Transaction Processing Services

In the TPS business, increases in deposit and card transactions can positively affect our business and thus the condition of the overall economy can have an effect on growth.

In this segment, we compete for both licensing and outsourcing business, and thus are affected by the decisions of financial institutions to utilize our services under an outsourced arrangement or to process in-house under a software license and maintenance agreement. As a provider of outsourcing solutions, we benefit from multi-year recurring revenue streams. Generally, demand for outsourcing solutions has increased over time as providers such as us realize economies of scale and improve their ability to provide services that improve customer efficiencies and reduce costs.

Card transactions continue to increase as a percentage of total point-of-sale payments, which fuels continuing demand for card-related services. We continue to launch new services aimed at accommodating this demand. In recent years, we have introduced a variety of stored-value card types, Internet banking, and electronic bill presentment/payment services, as well as a number of card enhancement and loyalty/reward programs. The common theme among these offerings continues to be convenience and security for the consumer coupled with value to the financial institution.

Consolidation within the banking industry may be beneficial or detrimental to the TPS businesses. When consolidations occur, merger partners often operate disparate systems licensed from competing service providers. The newly formed entity generally makes a determination to migrate its core systems to a single platform. When a financial institution processing client is involved in a consolidation, we may benefit by expanding the use of our services if such services are chosen to survive the consolidation and support the newly combined entity. Conversely, we may lose market share if a customer of ours is involved in a consolidation and our services are not chosen to survive the consolidation and support the newly combined entity.

Lender Processing Services

Our mortgage processing services business, driven by MSP, is largely subject to the number of residential mortgage loans outstanding which is influenced by overall home ownership. The level of residential real estate activity, which depends in part on the level of interest rates, affects the level of revenues from many of the other businesses in the LPS segment.

The slow down of real estate activity and the tightening of available credit in 2007 has resulted in a reduction in new loan origination and refinancing activity. The current MBA forecast is for $2.0 trillion of mortgage originations in 2008 as compared to $2.3 trillion in 2007. These factors are also likely to result in seasonal effects having more influence on real estate activity. Traditionally, the greatest volume of real estate activity, particularly residential resale transactions, has occurred in the spring and summer months.

In contrast, current market conditions have increased the volume of residential mortgage defaults and thus favorably affected our default management services, which provide services relating to residential mortgage loans in default. The overall strength of the economy also affects default revenues.

Critical Accounting Policies

The accounting policies described below are those we consider critical in preparing our Consolidated and Combined Financial Statements. These policies require management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosures with respect to contingent liabilities and assets at the date of the Consolidated and Combined Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates. See Note 3 of Notes to the Consolidated and Combined Financial Statements for a more detailed description of the significant accounting policies that have been followed in preparing our Consolidated and Combined Financial Statements.

Revenue Recognition

We recognize revenues in accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 104 ("SAB No. 104"), *Revenue Recognition* and related interpretations, Financial Accounting Standards Board ("FASB") Emerging Issues Task Force No. 00-21 ("EITF 00-21"), *Revenue Arrangements with Multiple Deliverables*, American Institute of Certified Public Accountant's SOP No. 97-2 "Software Revenue Recognition" ("SOP 97-2"), SOP No. 98-9 *Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions* ("SOP 98-9"), and SOP No. 81-1, *Accounting for Performance of Construction Type and Certain Production-Type Contracts* ("SOP 81-1"). Recording revenues under the provisions of these pronouncements requires judgment, including determining whether or not an arrangement includes multiple elements, whether any of the elements are essential to the functionality of any other elements, and whether evidence of fair value exists for those elements. Customers receive certain contract elements over time and changes to the elements in an arrangement, or in our ability to identify fair value for these elements, could materially impact the amount of earned and unearned revenue reflected in our financial statements.

The primary judgments relating to our revenue recognition are determining when all of the following criteria are met under SAB 104: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller's price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured. Under EITF 00-21, judgment is also required to determine whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.

If the deliverables under a contract are software related as determined under SOP 97-2 or SOP 98-9, we apply these pronouncements and related interpretations to determine the appropriate units of accounting and how the arrangement consideration should be measured and allocated to the separate units. This determination, as well as management's ability to establish vendor specific objective evidence ("VSOE") for the individual deliverables, can impact both the amount and timing of revenue recognition under these agreements. The inability to establish VSOE for each contract deliverable results in having to record deferred revenues and/or applying the residual method as defined in SOP 98-9. For arrangements where we determine VSOE for software maintenance using a stated renewal rate within the contract, we use judgment to determine whether the renewal rate represents fair value for that element as if it had been sold on a stand-alone basis. For a small percentage of revenues, we use contract accounting, as required by SOP No. 97-2, when the arrangement with the customer includes significant customization, modification, or production of software. For elements accounted for under contract accounting, revenue is recognized in accordance with SOP 81-1, *Accounting for Performance of Construction Type and Certain Production-Type Contracts*, using the percentage-of-completion method since reasonably dependable estimates of revenues and contract hours applicable to various elements of a contract can be made.

Occasionally, we are party to multiple concurrent contracts with the same customer. These situations require judgment to determine whether the individual contracts should be aggregated or evaluated separately for purposes of revenue recognition. In making this determination we consider the timing of negotiating and executing the contracts, whether the different elements of the contracts are interdependent and whether any of the payment terms of the contracts are interrelated.

Due to the large number, broad nature and average size of individual contracts we are a party to, the impact of judgments and assumptions that we apply in recognizing revenue for any single contract is not likely to have a material effect on our consolidated operations. However the broader accounting policy assumptions that we apply across similar arrangements or classes of customers could significantly influence the timing and amount of revenue recognized in our historical and future results of operations or financial position.

Reserves for Check Guarantee Losses

In our check guarantee business, if a guaranteed check presented to a merchant customer is dishonored by the check writer's bank, we reimburse our merchant customer for the check's face value and pursue collection of the amount from the delinquent check writer. Loss reserves and anticipated recoveries are primarily determined by performing a historical analysis of our check loss and recovery experience and considering other factors that could affect that experience in the future. Such factors include the general economy, the overall industry mix of our customer volumes, statistical analysis of check fraud trends within our customer volumes, and the quality of returned checks. Once these factors are considered, we establish a rate for check losses that is calculated by dividing the expected check losses by dollar volume processed and a rate for anticipated recoveries that is calculated by dividing the anticipated recoveries by the total amount of related check losses. These rates are then applied against the dollar volume processed and check losses, respectively, each month and charged to costs of revenues. The estimated check returns and recovery amounts are subject to risk that actual amounts returned and recovered may be different than our estimates. We had accrued claims payable and accrued claims recoverable balances of $27.4 million and $39.4 million at December 31, 2007 and $30.0 million and $39.4 million at December 31, 2006, respectively.

Historically, such estimation processes have proven to be materially accurate; however, our projections of probable check guarantee losses and anticipated recoveries are inherently uncertain, and as a result, we cannot predict with certainty the amount of such items. Changes in economic conditions, the risk characteristics and composition of our customers, and other factors could impact our actual and projected amounts. We recorded check guarantee losses, net of anticipated recoveries excluding service fees, of $113.8 million and $102.9 million, respectively, for the years ended December 31, 2007 and 2006. A ten percent difference in our estimated gross check guarantee losses and our estimated recoveries as of December 31, 2007 could impact 2007 net earnings by approximately $4.5 million after-tax.

Computer Software

Computer software includes the fair value of software acquired in business combinations, purchased software and capitalized software development costs. As of December 31, 2007 and 2006, computer software, net of accumulated amortization was $780.7 million and $640.8 million, respectively. Purchased software is recorded at cost and amortized using the straight line method over its estimated useful life and software acquired in business combinations is recorded at its fair value and amortized using straight line and accelerated methods over their estimated useful lives, ranging from 3 to 10 years. In determining useful lives, management considers historical results and technological trends which may influence the estimate. Amortization expense for computer software was $177.8 million, $130.2 million and $91.7 million in 2007, 2006 and 2005, respectively. We also assess the recorded value of computer software for impairment on a regular basis by comparing the carrying value to the estimated future cash flows to be generated by the underlying software asset. There are inherent uncertainties in determining the expected useful life or cash flows to be generated from computer software; however, we have not historically experienced significant changes in these estimates but could be subject such changes in the future.

Goodwill and Other Intangible Assets

We have significant intangible assets that were acquired through business acquisitions. These assets consist of purchased customer relationships, contracts, and the excess of purchase price over the fair value of identifiable net assets acquired (goodwill).

As of December 31, 2007 and 2006, goodwill was $5.3 billion and $3.7 billion, respectively. The process of determining whether or not an asset, such as goodwill, is impaired or recoverable relies on projections of future cash flows, operating results and market conditions. Such projections are inherently uncertain and, accordingly, actual future cash flows may differ materially from projected cash flows. In evaluating the recoverability of goodwill, we perform an annual goodwill impairment test on our reporting units based on an analysis of the discounted future net cash flows generated by the reporting units' underlying assets. Such analyses are particularly sensitive to changes in future business trends and economic conditions which can significantly influence our estimates of future net cash flows and discount rates. Changes to these estimates might result in material changes in the fair value of the reporting units and determination of the recoverability of goodwill potentially leading to charges against earnings and a reduction in the carrying value of our goodwill.

As of December 31, 2007 and 2006, intangible assets, net of accumulated amortization, were $1.0 billion, and consisted primarily of purchased customer relationships and trademarks. The valuation of these assets involves significant estimates and assumptions concerning matters such as customer retention, future cash flows and discount rates. If any of these assumptions change, it could affect the recoverability of the carrying value of these assets. Purchased customer relationships are amortized over their estimated useful lives using an accelerated method which takes into consideration expected customer attrition rates over a ten-year period. All intangible assets that have been determined to have indefinite lives are not amortized, but are reviewed for impairment at least annually in accordance with SFAS No. 142. During 2005, we recorded a pre-tax impairment charge of $9.3 million to write-off the carrying value of customer relationships which were terminated at one subsidiary in the LPS segment. The determination of estimated useful lives and the allocation of the purchase price to the fair values of the intangible assets require significant judgment and may affect the amount of future amortization on the intangible assets other than goodwill. Amortization expense for intangible assets other than goodwill was $168.7 million, $175.6 million and $125.4 million in 2007, 2006 and 2005, respectively. There is an inherent uncertainty in determining the expected useful life or cash flows to be generated from intangible assets. We have not historically experienced significant changes in these estimates but could be subject to them in the future.

Accounting for Income Taxes

As part of the process of preparing the consolidated financial statements, we are required to determine income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax expense together with assessing temporary differences resulting from differing recognition of items for income tax and accounting purposes. These differences result in deferred income tax assets and liabilities, which are included within the consolidated balance sheets. We must then assess the likelihood that deferred income tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must reflect this increase as an expense within income tax expense in the statement of earnings. Determination of the income tax expense requires estimates and can involve complex issues that may require an extended period to resolve. Further, changes in the geographic mix of revenues or in the estimated level of annual pre-tax income can cause the overall effective income tax rate to vary from period to period. We believe that our tax positions comply with applicable tax law and that we adequately provide for any known tax contingencies. We believe the estimates and assumptions used to support our evaluation of tax benefit realization are reasonable. However, final determination of prior-year tax liabilities, either by settlement with tax authorities or expiration of statutes of limitations, could be materially different than estimates reflected in assets and liabilities and historical income tax provisions. The outcome of these final determinations could have a material effect on our income tax provision, net income or cash flows in the period that determination is made.

Related Party Transactions

We are party to certain historical related party agreements with FNF and other related parties.

A detail of FNF related party items included in revenues is as follows (in millions):

	2007	2006	2005
Data processing services revenue	$ 46.8	$ 62.9	$ 56.9
Title plant information, maintenance, and management revenue	29.6	41.4	31.1
Software and services revenue	59.2	45.2	18.9
Other real-estate related services	13.5	12.7	10.9
Total revenues	$149.1	$162.2	$117.8

A detail of FNF related party items included in operating expenses (net of expense reimbursements) is as follows (in millions):

	2007	2006	2005
Title plant information, maintenance, and management expense	$3.7	$ 2.4	$ 3.0
Rent expense	—	—	5.0
Corporate services	2.7	9.5	29.0
Licensing, leasing, cost sharing, and other services	0.4	(12.9)	(15.7)
Total expenses	$6.8	$ (1.0)	$ 21.3

In addition to the items shown above, we received revenue from unaffiliated third parties of $132.2 million, $83.9 million and $80.9 million in each of 2007, 2006 and 2005, respectively, representing commissions on title insurance policies placed by us on behalf of FNF.

Descriptions of these related party agreements and other related party relationships is included in Note 4 of the Notes to Consolidated and Combined Financial Statements.

Recent Developments

Lender Processing Services Spin Off

On October 25, 2007, we announced that our Board of Directors had approved pursuing a plan to spin-off the businesses that currently make up our LPS segment into a stand alone publicly traded company which will be known as Lender Processing Services, Inc. ("LPS, Inc."). As currently contemplated, we will contribute the majority of the assets and liabilities of this segment into LPS, Inc. in exchange for additional shares of the LPS, Inc. common stock and approximately $1.6 billion principal amount of LPS, Inc. debt securities. Following receipt of necessary approvals from the Securities and Exchange Commission (the "SEC") and a ruling from the Internal Revenue Service (the "IRS") and an opinion from our special tax advisor with respect to the tax-free nature of the spin-off, we will distribute 100% of the LPS, Inc. common stock to our shareholders in the spin-off and exchange the LPS, Inc. debt securities for a like amount of our existing debt. We expect that the spin-off will be tax-free to FIS and our shareholders, and that the debt-for-debt exchange will be tax-free to FIS. We will then retire the debt that is exchanged for the LPS, Inc. debt securities. Completion of the spin-off is expected to occur in mid-2008. FIS's current Chief Financial Officer, Jeff Carbiener, is expected to be the Chief Executive Officer of LPS, Inc.

In January 2008, we filed a ruling request with the IRS regarding the tax-free nature of the LPS, Inc. spin-off and intend to file a preliminary Form 10 Registration Statement with the SEC in the first quarter of 2008. Completion of the spin-off is contingent upon the satisfaction or waiver of a variety of conditions, including final approval of the spin-off and all related arrangements by our Board of Directors. The completion of the proposed spin-off is also subject to risks and uncertainties including but not limited to those associated with our ability to contribute the LPS segment assets and liabilities to LPS, Inc., with the ability of LPS, Inc. to complete the debt exchange in the manner and on the terms currently contemplated, the possibility that necessary governmental approvals or actions (from the IRS, the SEC or other authorities) will not be obtained, and market conditions for the spin-off.

Evaluation of Check Services Business

On August 2, 2007, we announced that our management is evaluating strategic alternatives for our U.S. and Australian check services businesses. Our Board of Directors authorized the plan, allowing management to investigate strategic alternatives. Check Services is a leading provider of retail point-of-sale check risk management solutions, as well as of cash access services to the gaming industry. Subsequent to year end, on February 28, 2008, we announced that we entered into an agreement to sell Certegy Gaming Services, Inc. to Global Cash Access Holdings, Inc. for approximately $100.0 million in cash, which includes cash used to fund its ATM operations. The sale is expected to close in late March or early April of 2008.

Factors Affecting Comparability

Our Consolidated and Combined Financial Statements included in this report that present our financial condition and operating results reflect the following significant transactions:

- On September 12, 2007, we acquired eFunds. eFunds provided risk management, EFT services, prepaid/gift card processing, and global outsourcing solutions to financial services companies in the U.S. and internationally. In connection with this acquisition, we borrowed an additional $1.6 billion under our bank credit facilities.

- On August 31, 2007, we completed the sale of one of our subsidiaries, Property Insight, to FNF, for $95.0 million in cash, realizing a pre-tax gain of $66.9 million ($42.1 million after-tax) which is reported as a discontinued operation in the consolidated statements of earnings in accordance with SFAS No. 144. Property Insight was a leading provider of title plant services to FNF, as well as to various national and regional title insurance underwriters. Property Insight primarily managed, maintained, and updated the title insurance plants that are owned by FNF. As a result of the transaction, we received related party revenues from FNF through August 31, 2007, but incurred related party expenses relating to our title agency operation's access to Property Insight's data since the sale.

- On April 25, 2007, the board of directors of Covansys entered into an agreement with Computer Sciences Corporation ("CSC") under which CSC agreed to acquire Covansys for $34.00 per share in an all-cash transaction. The merger closed on July 3, 2007, and we exchanged our remaining 6.9 million shares of stock for cash, and 4.0 million warrants for cash, per the terms of the merger agreement. We realized a pre-tax gain on sales of Covansys securities of $274.5 million in 2007.

- On February 1, 2006, we merged into a wholly-owned subsidiary of Certegy. The transaction resulted in a reverse acquisition with a total purchase price of approximately $2.2 billion. Certegy provided credit card, debit card, and other transaction processing and check risk management services to financial institutions and merchants in the U.S. and internationally through two segments, Card Services and Check Services.

Although the legal entity that survived the Certegy Merger was Certegy (which has since been renamed Fidelity National Information Services, Inc.), for accounting purposes, our historical financial statements are those of FIS. Our Consolidated and Combined Financial Statements include the results of operations of Certegy from the date of the acquisition. As a result of this transaction, the results of operations in the periods covered by the Consolidated and Combined Financial Statements may not be directly comparable.

Consolidated and Combined Results of Operations
(in thousands, except per share amounts)

	2007	2006	2005
	(In thousands, except per share amounts)		
Processing and services revenues	$4,758,016	$4,042,163	$2,688,218
Cost of revenues	3,401,931	2,875,250	1,750,199
Gross profit	1,356,085	1,166,913	938,019
Selling, general, and administrative expenses	504,130	498,246	411,918
Research and development costs	106,314	105,580	113,498
Operating income	745,641	563,087	412,603
Other income (expense):			
Interest income	4,543	4,373	6,223
Interest expense	(228,340)	(192,819)	(126,778)
Gain on sale of investment in Covansys	274,488	—	—
Other income (expense), net	15,913	(69)	(4,237)
Total other income (expense)	66,604	(188,515)	(124,792)
Earnings before income taxes, equity in earnings of unconsolidated entities, minority interest, and discontinued operations	812,245	374,572	287,811
Provision for income taxes	300,530	139,232	107,066
Earnings before equity in earnings of unconsolidated entities, minority interest, and discontinued operations	511,715	235,340	180,745
Equity in (losses) earnings of unconsolidated entities	936	5,792	5,029
Minority interest (expense) income	(2,192)	(185)	(4,450)
Net earnings from continuing operations	510,459	240,947	181,324
Earnings from discontinued operations, net of tax	8,639	18,140	15,226
Gain on disposition of discontinued operations, net of tax	42,124	—	—
Net earnings	$ 561,222	$ 259,087	$ 196,550
Net earnings per share — basic from continuing operations	$ 2.64	$ 1.29	$ 1.42
Net earnings per share — basic from discontinued operations	0.27	0.10	0.12
Net earnings per share — basic	$ 2.91	$ 1.39	$ 1.54
Weighted average shares outstanding — basic	193,080	185,926	127,920
Net earnings per share — diluted from continuing operations	$ 2.60	$ 1.27	$ 1.41
Net earnings per share — diluted from discontinued operations	0.26	0.10	0.12
Net earnings per share — diluted	$ 2.86	$ 1.37	$ 1.53
Weighted average shares outstanding — diluted	196,546	189,196	128,354

Processing and Services Revenues

Processing and services revenues totaled $4,758.0 million, $4,042.2 million and $2,688.2 million in 2007, 2006 and 2005, respectively. The increase in revenue in 2007 of $715.8 million, or 17.7% as compared to 2006 is primarily attributable to organic growth across both segments, as well as increases attributable to acquisitions and newly formed operations. The eFunds acquisition contributed $166.6 million in the TPS segment from its September 12, 2007 completion date through December 31, 2007 and the Certegy Merger contributed one additional month of revenue in the current year, or approximately $96.4 million as compared to the full year 2006. The additional growth in the TPS segment was attributable to increased sales to new customers, particularly in our international operations. Our new Brazilian outsourcing operation added $40.5 million to the increase in the current year. The growth in the LPS segment was primarily the result of increased demand for services, due to market share gains and the current real estate market conditions, within our default management and appraisal businesses, partially offset by decreased demand for other real estate related businesses, decreased related party activity with FNF, and by the deconsolidation of Fidelity National Real Estate Solutions, Inc. ("FNRES") in the current year. The increase in revenue in 2006 of $1,353.9 million as compared to 2005 is primarily due to incremental revenues from the February 1, 2006 Certegy Merger, which contributed $1,067.2 million to the overall increase. The remaining 2006 increase is attributable to growth across both segments, including 15.2% growth in TPS, excluding the impact of Certegy, and 6.7% growth in LPS. The growth in TPS was driven by strong new sales within Integrated Financial Solutions and International, while the growth in LPS was driven by market share gains in default and appraisal services.

Cost of Revenues

Cost of revenues totaled $3,401.9 million, $2,875.3 million and $1,750.2 million in 2007, 2006 and 2005, respectively. The increase in cost of revenues of $526.6 million in 2007 as compared to 2006 is primarily attributable to increased costs associated with increased revenues across both segments and the inclusion of expenses relating to eFunds since its acquisition date, which totaled $120.3 million. The impact of the one additional month of Certegy in the current year was approximately $76.0 million. The increases were slightly offset by the deconsolidation of FNRES in the current year. The increase in cost of revenues in 2006 as compared to 2005 of $1,125.1 million was primarily due to incremental cost of revenues from the February 1, 2006 Certegy Merger which contributed $848.2 million to the overall increase. An increase in depreciation and amortization expense to $383.0 million in 2006 from $252.5 million in 2005 resulting from additional intangible amortization related to the Certegy Merger also contributed to the year-over-year increase.

Gross Profit

Gross profit as a percentage of revenues ("gross margin") was 28.5%, 28.9% and 34.9% in 2007, 2006 and 2005, respectively. The slight decrease in gross margin in 2007 as compared to 2006 is primarily due to the LPS segment, which has had significant growth in slightly lower margin service lines, particularly our appraisal services. We have also experienced declining margins in our tax and property exchange services due to overall slowing of the real estate market. The decrease in gross margin in 2006 as compared to 2005 is primarily due to the February 1, 2006 Certegy Merger, because the historical Certegy businesses typically have lower margins than those of the historically owned FIS businesses. Incremental intangible amortization expense relating to the Certegy Merger also contributed to the decrease in gross margin in 2006.

Selling, General and Administrative Expenses

Selling, general and administrative expenses totaled $504.1 million, $498.2 million and $411.9 million for 2007, 2006 and 2005, respectively. The increase of $5.9 million in 2007 as compared to 2006 primarily resulted from the inclusion of $15.2 million of expenses relating to eFunds since its acquisition date, as well as one additional month of Certegy in the current year. These 2007 increases were partially offset by a decrease in stock-based compensation expense, and the deconsolidation of FNRES in the current year. Stock-based compensation decreased from $50.1 million in 2006 to $39.0 million in 2007. The decrease in stock-based compensation is attributable to the $24.5 million in expense recorded for the vesting of the FIS performance-based options granted in March 2005 for which the performance criteria was met during the first quarter of 2006 and an acceleration charge of $6.1 million recorded in the fourth quarter relating to the FNF Merger. Other cost reduction targets, related to the integration of Certegy, during the current year have been achieved, helping to further offset the additional expense related to eFunds and Certegy. The increase of $86.3 million in selling, general and administrative expenses for 2006 as compared to 2005 primarily relates to incremental selling, general and administrative expenses from the February 1, 2006 Certegy Merger which contributed $73.7 million to the overall increase. Additionally, the increase was partly due to an increase in stock based compensation expense which increased from $20.4 million during 2005 to $50.1 million for 2006. This increase in stock-based compensation is primarily attributable to the $24.5 million and $6.1 million in transaction-related expense described above.

Research and Development Costs

Research and development costs totaled $106.3 million, $105.6 million and $113.5 million for 2007, 2006 and 2005, respectively.

Operating Income

Operating income totaled $745.6 million, $563.1 million and $412.6 million for 2007, 2006 and 2005, respectively. Operating income as a percentage of revenue ("operating margin") was 15.7%, 13.9% and 15.3% for 2007, 2006 and 2005, respectively. The increase in operating margin for 2007 as compared to 2006 is primarily attributable to the increased revenues and achievement of expense synergies relating to the Certegy Merger. The year-over-year decrease in operating margin for 2006 is primarily due to incremental intangible asset amortization relating to the Certegy Merger, increased stock based compensation costs and other merger related costs, as well as relatively lower gross profit percentage associated with the Certegy service lines, as noted above.

Interest Expense

Interest expense totaled $228.3 million, $192.8 million and $126.8 million for 2007, 2006 and 2005, respectively. The increase in interest expense in 2007 as compared to 2006 is a result of our new debt related to the acquisition of eFunds, as well as the inclusion of $27.2 million in write-offs of capitalized debt issuance costs relating to our prior credit facility. The increases are partially offset by the impact of lower interest rates and the lower long-term debt balance through the date of the eFunds acquisition. The increase in interest expense in 2006 as compared to 2005 primarily relates to an increase in interest rates and higher average borrowings. The recapitalization that occurred late in the first quarter of 2005 resulted in a full year of interest in 2006 as compared to approximately ten months in 2005.

Income Tax Expense

Income tax expense totaled $300.5 million, $139.2 million and $107.1 million for 2007, 2006 and 2005, respectively. This resulted in an effective tax rate on continuing operations of 37.0%, 37.2% and 37.2% for 2007, 2006 and 2005, respectively. The increase in tax expense for 2007 as compared to 2006 is attributable to increased operating income and the gain on sale of Covansys common stock and warrants. The decrease in the overall effective tax rate for 2007 is due to the increase in foreign pre-tax income, which is taxed at overall lower rates.

Net Earnings

Net earnings from continuing operations totaled $510.5 million, $240.9 million and $181.3 for 2007, 2006 and 2005, respectively, or $2.60, $1.27 and $1.41 per diluted share, respectively. Included in net earnings in 2007 is an after tax gain of $172.9 million, or $0.88 per diluted share, from the sale of Covansys common stock and warrants. Net earnings from discontinued operations (including the gain on disposition of Property Insight) were $50.8 million, $18.1 million and $15.2 million for the years ended December 31, 2007, 2006 and 2005, respectively, and diluted earnings per share from discontinued operations totaled $0.26, $0.10 and $0.12 for the years ended December 31, 2007, 2006 and 2005, respectively.

Segment Results of Operations

Transaction Processing Services
(in thousands)

	2007	2006	2005
Processing and services revenues	$2,985,077	$2,458,776	$1,208,430
Cost of revenues	2,308,728	1,914,148	904,124
Gross profit	676,349	544,628	304,306
Selling, general and administrative expenses	191,440	171,105	94,889
Research and development costs	70,378	70,879	85,702
Operating income	$ 414,531	$ 302,644	$ 123,715

Revenues for the TPS segment are derived from three main revenue channels: Enterprise Solutions, Integrated Financial Solutions and International. Revenues from TPS totaled $2,985.1 million, $2,458.8 million and $1,208.4 million for 2007, 2006 and 2005, respectively. The overall segment increase of $526.3 million in 2007 as compared to 2006 resulted from the previously mentioned organic growth in our International and Integrated Financial Solutions business lines and in core processing revenues for large banks, combined with the impact of the acquisition of eFunds, which added incremental revenues of $166.6 million, and one additional month of Certegy revenues, which totaled $96.4 million. The launch of our Brazilian item processing operation during the third quarter of 2006 contributed $40.5 million to the increase. The increases were partially offset by a reduction in revenues in our retail point-of-sale authorization business. The overall segment increase of $1,250.4 million during 2006, as compared to 2005, was primarily attributable to the Certegy Merger which contributed $1,067.2 million to the overall increase. Like 2007, the majority of the remaining 2006 growth is attributable to organic growth within Integrated Financial Solutions and International revenue channels, with International including $31.9 million related to the newly formed business process outsourcing operation in Brazil.

Cost of revenues for the TPS segment totaled $2,308.7 million, $1,914.1 million and $904.1 million for 2007, 2006 and 2005, respectively. The overall segment increase of $394.6 million in 2007 as compared to 2006 resulted from increased labor and other variable costs associated with increased revenues, the impact of the acquisition of eFunds, and one additional month of Certegy. The overall segment increase of $1,010.0 million during 2006 as compared to 2005 was primarily attributable to the Certegy Merger which contributed $848.2 million to the increase. Gross margin was 22.7%, 22.2% and 25.2% for 2007, 2006 and 2005, respectively. The increase in gross margin in 2007 as compared to 2006 is primarily due to lower intangible amortization expense. The decrease in gross margin in 2006 as compared to 2005 is primarily due to the February 1, 2006 Certegy Merger, which businesses typically have lower margins than those of the historically owned FIS businesses. Incremental intangible asset amortization relating to the Certegy Merger also contributed to the decrease in gross margin.

Selling, general and administrative expenses for the TPS segment totaled $191.4 million, $171.1 million and $94.9 million for 2007, 2006 and 2005, respectively. The increase of $20.3 million in 2007 as compared to 2006 is primarily attributable to increased labor costs, the impact of the acquisition of eFunds, and one additional month of Certegy, offset by achieving cost reduction targets related to the integration of Certegy during the current year. The increase in 2006 compared to 2005 is primarily attributable to the Certegy Merger which contributed $73.7 million to the overall increase of $76.2 million.

Research and development costs for the TPS segment totaled $70.4 million, $70.9 million and $85.7 million for 2007, 2006 and 2005, respectively.

Operating income for the TPS segment totaled $414.5 million, $302.6 million and $123.7 million for 2007, 2006 and 2005, respectively. Operating margin was approximately 13.9%, 12.3% and 10.2% for 2007, 2006 and 2005, respectively. The increase in 2007, as compared to 2006, primarily resulted from the increased gross margin, as well as a decrease, as a percentage of revenue, of 0.6% in selling, general, and administrative expenses and 0.5% in research and development costs. The increase in operating margin for 2006 as compared to 2005 resulted from a decrease, as a percentage of revenue, of 0.9% in selling, general and administrative expenses and 4.2% in research and development costs, partially offset by a decrease in gross margin as discussed above.

Lender Processing Services
(in thousands)

	2007	2006	2005
Processing and services revenues	$1,761,102	$1,584,170	$1,484,294
Cost of revenues	1,093,203	961,102	846,075
Gross profit	667,899	623,068	638,219
Selling, general and administrative expenses	188,902	197,419	223,951
Research and development costs	35,936	34,701	27,796
Operating income	$ 443,061	$ 390,948	$ 386,472

Revenues for the LPS segment totaled $1,761.1 million, $1,584.2 million and $1,484.3 million for 2007, 2006 and 2005, respectively. The overall segment increase of $176.9 million in 2007 as compared to 2006 resulted from accelerating demand for services within our default management businesses, which contributed an increase of $206.7 million, and in our appraisal services, which contributed $75.3 million. These increases are partially offset by decreased demand for other real estate related businesses, decreased related party activity with FNF, and by the deconsolidation of FNRES in the current year. The overall segment increase of $99.9 million during 2006 as compared to 2005 was the result of growth across most of the business lines, but primarily due to increased demand for our appraisal services along with growth in our default management businesses.

Cost of revenues for the LPS segment totaled $1,093.2 million, $961.1 million and $846.1 million for 2007, 2006 and 2005, respectively. The overall segment increase of $132.1 million in 2007 as compared to 2006, as well as the increase of $115.0 million in 2006 as compared to 2005, resulted from increased personnel, data processing, and other variable costs associated with increased business. The deconsolidation of FNRES slightly offset the increase in 2007. Gross margin was 37.9%, 39.3% and 43.0% for 2007, 2006 and 2005, respectively. The decrease in gross margin in 2007 as compared to 2006, as well as 2006 as compared to 2005 was primarily due to significant growth in lower margin service lines, particularly our appraisal services and other certain default services, along with declining margins in our tax services due to lower volumes and the lengthening of the service period.

Selling, general and administrative expenses for the LPS segment totaled $188.9 million, $197.4 million and $224.0 million for 2007, 2006 and 2005, respectively. The decrease of $8.5 million in 2007 as compared to 2006, as well as the decrease of $26.5 million in 2006 as compared to 2005 was primarily the result of cost control measures and the increased revenue base in the TPS segment for allocating certain combined selling and administrative expenses. The decrease in 2007 as compared to 2006 is also related to the deconsolidation of FNRES, partially offset by increased headcount in the default management businesses, and increased overhead costs.

Research and development costs for the LPS segment totaled $35.9 million, $34.7 million and $27.8 million for 2007, 2006 and 2005, respectively.

Operating income for the LPS segment totaled $443.1 million, $390.9 million and $386.5 million for 2007, 2006 and 2005, respectively. Operating margin was 25.2%, 24.7% and 26.0% for 2007, 2006 and 2005, respectively. The increase in operating income in 2007, as compared to 2006, as well as 2006 as compared to 2005, primarily results from our increased revenue, partially offset by our decreasing gross margin.

Corporate and Other

The Corporate and Other segment consists of the corporate overhead costs that are not included in the other segments. Corporate costs are primarily incurred directly by us; however, the 2006 period includes some amounts that were allocated from FNF prior to our merger with Old FNF, including stock based compensation. Selling, general and administrative expenses were $123.8 million, $129.7 million and $93.1 million in 2007, 2006 and 2005, respectively. The decrease in 2007 as compared to 2006 of $5.9 million primarily relates to a decrease in stock-based compensation expense, partially offset by additional costs associated with the eFunds acquisition and an increase in salaries and other labor costs. The increase in 2006 as compared to 2005 of $36.6 million primarily relates to an increase in stock-based compensation expense which increased from $20.4 million in 2005 to $50.1 million in 2006, as well as an increase in merger and merger related integration costs. The increase in stock based compensation primarily related to the $24.5 million in expense recorded in the first quarter of 2006 for the vesting of the FIS performance based options granted in March of 2005 for which the performance criteria were met during 2006 and a $6.1 million charge related to the acceleration of vesting of stock options recorded in the fourth quarter relating to the FNF Merger.

Liquidity and Capital Resources

Cash Requirements

Our cash requirements include cost of revenues, selling, general and administrative expenses, income taxes, debt service payments, capital expenditures, systems development expenditures, stockholder dividends, and business acquisitions. Our principal sources of funds are cash generated by operations and borrowings.

At December 31, 2007, we had cash on hand of $355.3 million and debt of approximately $4,275.4 million, including the current portion. We expect cash flows from operations over the next twelve months will be sufficient to fund our operating cash requirements and pay principal and interest on our outstanding debt absent any unusual circumstances such as acquisitions or adverse changes in the business environment.

We currently pay a $0.05 dividend on a quarterly basis, and expect to continue to do so in the future. The declaration and payment of future dividends is at the discretion of the Board of Directors, and depends on, among other things, our investment policy and opportunities, results of operations, financial condition, cash requirements, future prospects, and other factors that may be considered relevant by our Board of Directors, including legal and contractual restrictions. Additionally, the payment of cash dividends may be limited by covenants in certain debt agreements. A regular quarterly dividend of $.05 per common share is payable March 27, 2008 to shareholders of record as of the close of business on March 13, 2008.

We intend to limit dilution caused by option exercises, including anticipated exercises, by repurchasing shares on the open market or in privately negotiated transactions. On October 25, 2006, our Board of Directors approved a plan authorizing repurchases of up to an additional $200.0 million worth of our common stock. During 2007, we repurchased 1.6 million shares of our stock for $80.3 million, at an average price of $49.15 under this program.

Cash Flows from Operations

Cash flows from operations were $463.6 million, $494.7 million and $426.0 million in 2007, 2006 and 2005 respectively. Included in 2007 cash flow from operations were payments of $106.6 million of tax liability relating to the gain on Covansys and a $47.5 million reduction in taxes payable due to stock option exercises. Included in 2006 cash flow from operations was a $26.9 million reduction in taxes payable due to stock option exercises.

Capital Expenditures

Our principal capital expenditures are for computer software (purchased and internally developed) and additions to property and equipment. In 2007, we spent approximately $343.3 million on capital expenditures, and in 2008 we expect to spend approximately $280.0 million to $300.0 million, primarily on equipment, purchased software and internally developed software.

Financing

On January 18, 2007, we entered into a credit agreement with JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender, and Letter of Credit Issuer, Bank of America, N.A., as Swing Line Lender, and other financial institutions party thereto (the "Credit Agreement"). The Credit Agreement replaced our prior term loans and revolver as well as a $100 million settlement facility. As a result of the new credit agreement, we repaid the old credit agreement and recorded a charge of $27.2 million to write-off unamortized capitalized debt issuance costs. The Credit Agreement, which became secured as of September 12, 2007, provides for a committed $2.1 billion five-year term facility denominated in U.S. Dollars (the "Term Loan A") and a committed $900 million revolving credit facility (the "Revolving Loan") with a sublimit of $250 million for letters of credit and a sublimit of $250 million for swing line loans, maturing on the fifth anniversary of the closing date (the "Maturity Date"). The Revolving Loan is bifurcated into a $735 million multicurrency revolving credit loan (the "Multicurrency Tranche") that can be denominated in any combination of U.S. Dollars, Euro, British Pounds Sterling and Australian Dollars, and any other foreign currency in which the relevant lenders agree to make advances and a $165 million U.S. Dollar revolving credit loan that can be denominated only in U.S. Dollars. The swingline loans and letters of credit are available as a sublimit under the Multicurrency Tranche. In addition, the Credit Agreement originally provided for an uncommitted incremental loan facility in the maximum principal amount of $600 million, which would be made available only upon receipt of further commitments from lenders under the Credit Agreement sufficient to fund the amount requested by us. On July 30, 2007, we, along with the requisite lenders, executed an amendment to the existing Credit Agreement to facilitate our acquisition of eFunds. The amendment permitted the issuance of up to $2.1 billion in additional loans, an increase from the foregoing $600 million. The amendment became effective September 12, 2007. On September 12, 2007, we entered into a joinder agreement to obtain a secured $1.6 billion tranche of term loans denominated in U.S. Dollars (the "Term Loan B") under the Credit Agreement, utilizing $1.6 billion of the $2.1 billion uncommitted incremental loan amount. The Term Loan B proceeds were used to finance the eFunds acquisition, and pay related fees and expenses. The Term Loan B will mature on January 18, 2014. Debt issuance costs of $25.9 million are capitalized at December 31, 2007 and will be amortized over the life of the agreement.

As of December 31, 2007, the Term Loan A balance was $2,047.5 million, the Term Loan B balance was $1,596.0 million and a total of $308.0 million was outstanding under the Revolving Loan. The obligations under the Credit Agreement have been jointly and severally, unconditionally guaranteed by certain of our domestic subsidiaries. Additionally, we and certain subsidiary guarantors other than eFunds pledged certain equity interests we and they held in other entities (including certain of our direct and indirect subsidiaries) as collateral security for the obligations under the credit facility and the guarantee. The pledge also serves to equally and ratably secure our obligations under our outstanding 4.75% notes due 2008, discussed below.

We may borrow, repay and re-borrow amounts under the Revolving Loan from time to time until the maturity of the Revolving Loan. We must make quarterly principal payments under the Term Loan A in scheduled installments of: (a) $13.1 million per quarter from June 30, 2007 through December 31, 2008; (b) $26.3 million per quarter from March 31, 2009 through December 31, 2009; and (c) $52.5 million per quarter from March 31, 2010 through September 30, 2011, with the remaining balance of approximately $1.5 billion payable on the Maturity Date. We must make quarterly principal payments under the Term Loan B in scheduled installments of $4.0 million per quarter from December 31, 2007 through September 30, 2013 with the remaining balance of approximately $1.5 billion payable on January 18, 2014. As discussed above, we expect to exchange LPS, Inc. debt securities we will receive in connection with the LPS, Inc. spin-off for our outstanding Term Loan B, which will immediately thereafter be retired.

In addition to the scheduled principal payments, the Term Loans are (with certain exceptions) subject to mandatory prepayment upon issuances of debt, casualty and condemnation events, and sales of assets, as well as from a percentage of excess cash flow (as defined in the Credit Agreement) between zero and fifty percent commencing with the cash flow for the year ended December 31, 2008. Voluntary prepayments of the Loans are generally permitted at any time without fee upon proper notice and subject to a minimum dollar requirement. Commitment reductions of the Revolving Loan are also permitted at any time without fee upon proper notice. The Revolving Loan has no scheduled principal payments, but it will be due and payable in full on the Maturity Date.

The outstanding balance of the Loans bears interest at a floating rate, which is an applicable margin plus, at our option, either (a) the Eurocurrency (LIBOR) rate or (b) either (i) the federal funds rate or (ii) the prime rate. The applicable margin is subject to adjustment based on a leverage ratio (our total indebtedness to our EBITDA in our consolidated subsidiaries, as further defined in the Credit Agreement). Alternatively, we have the ability to request the lenders to submit competitive bids for one or more advances under the Revolving Loan.

The Credit Agreement contains affirmative, negative and financial covenants customary for financings of this type, including, among other things, limits on the creation of liens, limits on the incurrence of indebtedness, restrictions on investments and dispositions, a prohibition on the payment of dividends and other restricted payments if an event of default has occurred and is continuing or would result therefrom, a minimum interest coverage ratio and a maximum leverage ratio. Upon an event of default, the Administrative Agent can accelerate the maturity of the loan. Events of default include conditions customary for such an agreement, including failure to pay principal and interest in a timely manner and breach of certain covenants. These events of default include a cross-default provision that permits the lenders to declare the Credit Agreement in default if (i) we fail to make any payment after the applicable grace period under any indebtedness with a principal amount in excess of $150 million or (ii) we fail to perform any other term under any such indebtedness, as a result of which the holders thereof may cause it to become due and payable prior to its maturity. We were in compliance with all covenants related to the Credit Agreement at December 31, 2007.

Both the Credit Agreement and the 4.75% notes referred to below are equally and ratably secured by a pledge of equity interests in our subsidiaries, subject to certain exceptions for subsidiaries not required to be pledged. As of December 31, 2007, the shares of subsidiaries representing less than 10% of our net assets were subject to such pledge.

Through the Certegy Merger, we have an obligation to service $200.0 million (aggregate principal amount) of secured 4.75% fixed-rate notes due in 2008. The notes were recorded in purchase accounting at a discount of $5.7 million, which is being amortized over the term of the notes. The notes accrue interest at a rate of 4.75% per year, payable semi-annually in arrears on each March 15 and September 15. The notes include customary events of default, including a cross-default provision that permits the trustee or the holders of at least 25% of the Notes to declare the Notes in default if (i) we fail to make any payment after the applicable grace period under any indebtedness with a principal amount in excess of $10 million or (ii) we fail to perform any other term under any such indebtedness, as a result of which the holders thereof have caused it to become due and payable prior to its maturity.

Through the eFunds acquisition on September 12, 2007, we assumed $100.0 million in long-term notes payable previously issued to eFunds (the "eFunds Notes"). Subsequent to year-end, we redeemed the eFunds Notes for a total of $109.3 million, which includes a make-whole premium of $9.3 million. We completed the redemption on February 26, 2008.

We have entered into the following interest rate swap transactions converting a portion of the interest rate exposure on our Term Loans from variable to fixed (in millions):

Effective Date	Termination Date	Notional Amount	Bank Pays Variable Rate of(1)	FIS pays Fixed Rate of(2)
April 11, 2005	April 11, 2008	$ 150.0	1 Month Libor	4.39%
April 11, 2005	April 11, 2008	145.0	1 Month Libor	4.37%
April 11, 2005	April 11, 2008	55.0	1 Month Libor	4.37%
April 11, 2007	April 11, 2010	850.0	1 Month Libor	4.92%
October 11, 2007	October 11, 2009	1,000.0	1 Month Libor	4.73%
December 11, 2007	December 11, 2009	250.0	1 Month Libor	3.80%
December 11, 2007	December 11, 2010	750.0	1 Month Libor	3.85%
		$3,200.0		

(1) 4.60% as of December 31, 2007.

(2) In addition to the fixed rates paid under the swaps, we pay an applicable margin to our bank lenders on the Revolving Loan and the Term Loan A of 1.25% and the Term Loan B of 1.75%.

We have designated these interest rate swaps as cash flow hedges in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. The estimated fair value of these cash flow hedges results in a liability of $41.2 million and an asset of $4.9 million, as of December 31, 2007 and 2006, respectively, which is included in the accompanying consolidated balance sheets in other noncurrent assets or liabilities and as a component of accumulated other comprehensive earnings, net of deferred taxes. A portion of the amount included in accumulated other comprehensive earnings is reclassified into interest expense as a yield adjustment as interest payments are made on the Term Loans.

Our existing cash flow hedges are highly effective and there is no current impact on earnings due to hedge ineffectiveness. It is our policy to execute such instruments with credit-worthy banks and not to enter into derivative financial instruments for speculative purposes.

Contractual Obligations

FIS's long-term contractual obligations generally include its long-term debt and operating lease payments on certain of its property and equipment. The following table summarizes FIS's significant contractual obligations and commitments as of December 31, 2007 (in thousands):

	2008	2009	2010	2011	2012	Thereafter	Total
Long-term debt	$272,014	$142,850	$226,000	$173,500	$1,945,033	$1,516,000	$4,275,397
Interest	254,716	238,554	227,320	218,416	109,226	101,987	1,150,219
Operating leases	83,382	63,060	35,269	21,598	14,860	30,869	249,038
Investment commitments	47,514	—	—	—	—	—	47,514
Purchase commitments	33,264	—	—	—	—	—	33,264
Data processing and maintenance commitments	198,290	171,411	107,105	63,010	61,035	287,479	888,330
Total	$889,180	$615,875	$595,694	$476,524	$2,130,154	$1,936,335	$6,643,762

Off-Balance Sheet Arrangements

FIS does not have any material off-balance sheet arrangements other than operating leases.

Escrow Arrangements

In conducting our title agency, closing and 1031 exchange services operations, we routinely hold customers' assets in escrow, pending completion of real estate transactions. Certain of these amounts are maintained in segregated bank accounts and have not been included in the accompanying consolidated balance sheets. We have a contingent liability relating to proper disposition of these balances, which amounted to $1,926.8 million at December 31, 2007. As a result of holding these customers' assets in escrow, we have ongoing programs for realizing economic benefits during the year through favorable borrowing and vendor arrangements with various banks. There were no loans outstanding as of December 31, 2007 and these balances were invested in short term, high grade investments that minimize the risk to principal.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141(R)"), requiring an acquirer in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values at the acquisition date, with limited exceptions. The costs of the acquisition and any related restructuring costs will be recognized separately. Assets and liabilities arising from contingencies in a business combination are to be recognized at their fair value at the acquisition date and adjusted prospectively as new information becomes available. When the fair value of assets acquired exceeds the fair value of consideration transferred plus any noncontrolling interest in the acquiree, the excess will be recognized as a gain. Under SFAS 141(R), all business combinations will be accounted for by applying the acquisition method, including combinations among mutual entities and combinations by contract alone. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008, is effective for periods beginning on or after December 15, 2008, and will apply to business combinations occurring after the effective date. Management is currently evaluating the impact of this statement on our statements of financial position and operations.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51* ("SFAS 160"), requiring noncontrolling interests (sometimes called minority interests) to be presented as a component of equity on the balance sheet. SFAS 160 also requires that the amount of net income attributable to the parent and to the noncontrolling interests be clearly identified and presented on the face of the consolidated statement of income. This statement eliminates the need to apply purchase accounting when a parent company acquires a noncontrolling ownership interest in a subsidiary and requires that, upon deconsolidation of a subsidiary, a parent company recognize a gain or loss in net income after which any retained noncontrolling interest will be reported at fair value. SFAS 160 requires expanded disclosures in the consolidated financial statements that identify and distinguish between the interests of the parent's owners and the interest of the noncontrolling owners of subsidiaries. SFAS 160 is effective for periods beginning on or after December 15, 2008 and will be applied prospectively except for the presentation and disclosure requirements, which will be applied retrospectively for all periods presented. Management is currently evaluating the impact of this statement on our statements of financial position and operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 mandates certain financial statement presentation and disclosure requirements when a company elects to report assets and liabilities at fair value under SFAS 159. SFAS 159 is effective as of the beginning of January 1, 2008 for calendar year entities. Management is currently evaluating the impact of adopting SFAS 159 on our statements of financial position and operations.

Item 7A. *Quantitative and Qualitative Disclosure About Market Risks*

As of December 31, 2007, we are paying interest on the Credit Agreement at LIBOR plus 1.25% and LIBOR plus 1.75% on our Term Loan A and Term Loan B, respectively. A one percent increase in the LIBOR rate would increase our annual debt service on the Credit Agreement by $10.2 million (based on principal amounts outstanding at December 31, 2007, net of interest rate swaps). The credit rating assigned to FIS by Standard & Poor's was BB at December 31, 2007.

We have entered into the following interest rate swap transactions converting a portion of the interest rate exposure on our Term Loans from variable to fixed (in millions):

Effective Date	Termination Date	Notional Amount	Bank Pays Variable Rate of(1)	FIS pays Fixed Rate of(2)
April 11, 2005	April 11, 2008	$ 150.0	1 Month Libor	4.39%
April 11, 2005	April 11, 2008	145.0	1 Month Libor	4.37%
April 11, 2005	April 11, 2008	55.0	1 Month Libor	4.37%
April 11, 2007	April 11, 2010	850.0	1 Month Libor	4.92%
October 11, 2007	October 11, 2009	1,000.0	1 Month Libor	4.73%
December 11, 2007	December 11, 2009	250.0	1 Month Libor	3.80%
December 11, 2007	December 11, 2010	750.0	1 Month Libor	3.85%
		$3,200.0		

(1) 4.60% as of December 31, 2007.

(2) In addition to the fixed rates paid under the swaps, we pay an applicable margin to our bank lenders on the Revolving Loan and the Term Loan A of 1.25% and the Term Loan B of 1.75%.

We have designated these interest rate swaps as cash flow hedges in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. The estimated fair value of these cash flow hedges results in a liability of $41.2 million and an asset of $4.9 million, as of December 31, 2007 and 2006, respectively, which is included in the accompanying consolidated balance sheets in other noncurrent assets or liabilities and as a component of accumulated other comprehensive earnings, net of deferred taxes. A portion of the amount included in accumulated other comprehensive earnings is reclassified into interest expense as a yield adjustment as interest payments are made on the Term Loans.

Our existing cash flow hedges are highly effective and there is no current impact on earnings due to hedge ineffectiveness. It is our policy to execute such instruments with credit-worthy banks and not to enter into derivative financial instruments for speculative purposes.

Item 8. ***Financial Statements and Supplementary Data***

FIDELITY NATIONAL INFORMATION SERVICES, INC. AND SUBSIDIARIES AND AFFILIATES

INDEX TO FINANCIAL INFORMATION

	Page Number
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting	42
Report of Independent Registered Public Accounting Firm on Financial Statements	43
Consolidated Balance Sheets as of December 31, 2007 and 2006	44
Consolidated and Combined Statements of Earnings for the years ended December 31, 2007, 2006 and 2005	45
Consolidated and Combined Statements of Comprehensive Earnings for the years ended December 31, 2007, 2006 and 2005	46
Consolidated and Combined Statements of Stockholders' Equity for the years ended December 31, 2007, 2006 and 2005	47
Consolidated and Combined Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005	48
Notes to Consolidated and Combined Financial Statements	49

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
Fidelity National Information Services, Inc.:

We have audited Fidelity National Information Services, Inc.'s and subsidiaries' and affiliates' (the "Company") internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Fidelity National Information Services, Inc. and subsidiaries and affiliates maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fidelity National Information Services, Inc. and subsidiaries and affiliates as of December 31, 2007 and 2006, and the related consolidated and combined statements of earnings, comprehensive earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 29, 2008 expressed an unqualified opinion on those consolidated and combined financial statements.

/s/ KPMG LLP

February 29, 2008
Jacksonville, Florida
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

The Board of Directors and Stockholders
Fidelity National Information Services, Inc.:

We have audited the accompanying consolidated balance sheets of Fidelity National Information Services, Inc. and subsidiaries and affiliates (the "Company") as of December 31, 2007 and 2006, and the related consolidated and combined statements of earnings, comprehensive earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated and combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated and combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the financial position of Fidelity National Information Services, Inc. and subsidiaries and affiliates as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Accounting Oversight Board (United States), Fidelity National Information Services, Inc.'s and subsidiaries' and affiliates' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 29, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

As discussed in Note 6 to the consolidated and combined financial statements, the Company completed an acquisition of eFunds Corporation on September 12, 2007 and as discussed in Note 15, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, effective January 1, 2007.

/s/ KPMG LLP

February 29, 2008
Jacksonville, Florida
Certified Public Accountants

FIDELITY NATIONAL INFORMATION SERVICES, INC.
AND SUBSIDIARIES AND AFFILIATES

Consolidated Balance Sheets
December 31, 2007 and 2006

	2007	2006
	(In thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 355,278	$ 211,753
Settlement deposits	21,162	25,488
Trade receivables, net of allowance for doubtful accounts of $53.4 million and $31.5 million, respectively, at December 31, 2007 and 2006	825,915	623,065
Settlement receivables	116,935	18,442
Other receivables	206,746	159,584
Receivable from related party	14,907	5,208
Prepaid expenses and other current assets	168,454	148,601
Deferred income taxes	120,098	108,398
Total current assets	1,829,495	1,300,539
Property and equipment, net of accumulated depreciation of $331.5 million and $261.7 million, respectively, at December 31, 2007 and 2006	392,508	345,799
Goodwill	5,326,831	3,737,540
Intangible assets, net of accumulated amortization of $611.4 million and $449.5 million, respectively, at December 31, 2007 and 2006	1,030,582	1,009,978
Computer software, net of accumulated amortization of $334.5 million and $324.2 million, respectively, at December 31, 2007 and 2006	775,151	640,815
Deferred contract costs	256,852	233,996
Investment in unconsolidated entities	30,491	195,739
Long term note receivable from FNF	6,154	—
Long term lease receivables	—	52,702
Other noncurrent assets	146,519	113,452
Total assets	$9,794,583	$7,630,560
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 606,179	$ 520,016
Settlement payables	129,799	43,930
Current portion of long-term debt	272,014	61,661
Deferred revenues	246,222	254,908
Total current liabilities	1,254,214	880,515
Deferred revenues	111,884	104,479
Deferred income taxes	394,972	396,263
Long-term debt, excluding current portion	4,003,383	2,947,840
Other long-term liabilities	234,757	145,749
Total liabilities	5,999,210	4,474,846
Minority interest	14,194	12,970
Stockholders' equity:		
Preferred stock $0.01 par value; 200 million shares authorized, none issued and outstanding at December 31, 2007 and 2006	—	—
Common stock $0.01 par value; 600 million shares authorized, 199.0 million and 197.4 million shares issued at December 31, 2007 and 2006, respectively	1,990	1,974
Additional paid in capital	3,038,203	2,879,271
Retained earnings	899,512	376,961
Accumulated other comprehensive earnings	53,389	45,009
Treasury stock, $0.01 par value, 4.3 million and 6.4 million shares at December 31, 2007 and 2006, respectively	(211,915)	(160,471)
Total stockholders' equity	3,781,179	3,142,744
Total liabilities and stockholders' equity	$9,794,583	$7,630,560

The accompanying notes are an integral part of these consolidated and combined financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
AND SUBSIDIARIES AND AFFILIATES

Consolidated and Combined Statements of Earnings
Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	(In thousands, except per share amounts)		
Processing and services revenues, including $119.5 million, $120.8 million and $87.6 million of revenues from related parties for the years ended December 31, 2007, 2006 and 2005, respectively	$4,758,016	$4,042,163	$2,688,218
Cost of revenues, including related party expense incurred of $2.3 million for the year ended December 31, 2007	3,401,931	2,875,250	1,750,199
Gross profit	1,356,085	1,166,913	938,019
Selling, general, and administrative expenses, including expense incurred (reimbursed) from related parties of $3.1 million, $(3.4) and $18.3 million for the years ended December 31, 2007, 2006 and 2005, respectively	504,130	498,246	411,918
Research and development costs	106,314	105,580	113,498
Operating income	745,641	563,087	412,603
Other income (expense):			
Interest income	4,543	4,373	6,223
Interest expense	(228,340)	(192,819)	(126,778)
Gain on sale of investment in Covansys	274,488	—	—
Other income (expense), net	15,913	(69)	(4,237)
Total other income (expense)	66,604	(188,515)	(124,792)
Earnings before income taxes, equity in earnings of unconsolidated entities, minority interest, and discontinued operations	812,245	374,572	287,811
Provision for income taxes	300,530	139,232	107,066
Earnings before equity in earnings of unconsolidated entities, minority interest, and discontinued operations	511,715	235,340	180,745
Equity in earnings of unconsolidated entities	936	5,792	5,029
Minority interest	(2,192)	(185)	(4,450)
Net earnings from continuing operations	510,459	240,947	181,324
Earnings from discontinued operations, net of tax	8,639	18,140	15,226
Gain on disposition of discontinued operations, net of tax	42,124	—	—
Net earnings	$ 561,222	$ 259,087	$ 196,550
Net earnings per share — basic from continuing operations	$ 2.64	$ 1.29	$ 1.42
Net earnings per share — basic from discontinued operations	0.27	0.10	0.12
Net earnings per share — basic	$ 2.91	$ 1.39	$ 1.54
Weighted average shares outstanding — basic	193,080	185,926	127,920
Net earnings per share — diluted from continuing operations	$ 2.60	$ 1.27	$ 1.41
Net earnings per share — diluted from discontinued operations	0.26	0.10	0.12
Net earnings per share — diluted	$ 2.86	$ 1.37	$ 1.53
Weighted average shares outstanding — diluted	196,546	189,196	128,354

The accompanying notes are an integral part of these consolidated and combined financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
AND SUBSIDIARIES AND AFFILIATES

Consolidated and Combined Statements of Comprehensive Earnings
Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
		(In thousands)	
Net earnings	$561,222	$259,087	$196,550
Other comprehensive (loss) earnings:			
Unrealized gain (loss) on Covansys warrants, net of tax	7,647	12,551	(3,704)
Unrealized gain (loss) on interest rate swaps, net of tax	(28,840)	(227)	3,192
Unrealized gain (loss) on other investments, net of tax	175	75	(4)
Unrealized gain (loss) on foreign currency translation, net of tax	45,874	29,503	(19,488)
Pension liability adjustment, net of tax	(2,157)	7,325	(4,804)
Reclassification adjustments for realized gains on Covansys warrants included in net earnings, net of tax	(14,319)	—	—
Other comprehensive (loss) earnings	8,380	49,227	(24,808)
Comprehensive earnings	$569,602	$308,314	$171,742

The accompanying notes are an integral part of these consolidated and combined financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
AND SUBSIDIARIES AND AFFILIATES

Consolidated and Combined Statements of Stockholders' Equity
Years ended December 31, 2007, 2006 and 2005

	Common Shares	Common Stock	Net Investment by FNF	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Earnings (Loss)	Treasury Shares	Treasury Stock	Total Stockholders' Equity
					(In thousands)				
Balances, December 31, 2004	—	—	2,738,511	—	—	16,333	—	—	2,754,844
Net earnings from January 1, 2005 through March 8, 2005	—	—	40,423	—	—	—	—	—	40,423
Dividends paid	—	—	(2,700,000)	—	—	—	—	—	(2,700,000)
Net distribution to parent	—	—	(6,719)	—	—	—	—	—	(6,719)
Capitalization of holding company	95,940	959	(72,215)	71,256	—	—	—	—	—
Sale of minority interest, net of offering costs	31,980	320	—	454,016	—	—	—	—	454,336
Stock-based compensation	—	—	—	20,367	—	—	—	—	20,367
Net earnings from March 9, 2005 to December 31, 2005	—	—	—	—	156,127	—	—	—	156,127
Unrealized loss on investments and derivatives, net	—	—	—	—	—	(516)	—	—	(516)
Unrealized loss on foreign currency translation	—	—	—	—	—	(19,488)	—	—	(19,488)
Pension liability adjustment	—	—	—	—	—	(4,804)	—	—	(4,804)
Balances, December 31, 2005	127,920	$1,279	$ —	$ 545,639	$156,127	$ (8,475)	—	$ —	$ 694,570
Net Earnings	—	—	—	—	259,087	—	—	—	259,087
Pension liability adjustment	—	—	—	—	—	11,582	—	—	11,582
Certegy acquisition	69,507	695	—	2,173,311	—	—	(5,964)	(60)	2,173,946
Exercise of stock options	—	—	—	70,364	—	—	3,511	39	70,403
Tax benefit associated with exercise of stock options	—	—	—	26,859	—	—	—	—	26,859
Stock-based compensation	—	—	—	50,076	—	—	—	—	50,076
Cash dividends declared	—	—	—	—	(38,253)	—	—	—	(38,253)
National NY contribution from FNF	—	—	—	10,744	—	—	—	—	10,744
FNF Capital merger	—	—	—	2,278	—	—	279	3	2,281
Purchases of treasury stock	—	—	—	—	—	—	(4,262)	(160,453)	(160,453)
Unrealized gain on investments and derivatives, net	—	—	—	—	—	12,399	—	—	12,399
Unrealized gain on foreign currency translation	—	—	—	—	—	29,503	—	—	29,503
Balances, December 31, 2006	197,427	$1,974	$ —	$2,879,271	$376,961	$ 45,009	(6,436)	$(160,471)	$ 3,142,744
Net Earnings	—	—	—	—	561,222	—	—	—	561,222
Pension liability adjustment	—	—	—	—	—	(2,157)	—	—	(2,157)
Effect of fair valuing stock options assumed in the eFunds acquisition	—	—	—	37,681	—	—	—	—	37,681
Espiel, Inc. acquisition	119	1	—	5,999	—	—	—	—	6,000
Exercise of stock options	1,460	15	—	28,788	—	—	3,734	28,895	57,698
Tax benefit associated with exercise of stock options	—	—	—	47,511	—	—	—	—	47,511
Stock-based compensation	—	—	—	38,953	—	—	—	—	38,953
Cash dividends declared	—	—	—	—	(38,671)	—	—	—	(38,671)
Purchases of treasury stock	—	—	—	—	—	—	(1,634)	(80,339)	(80,339)
Unrealized loss on investments and derivatives, net	—	—	—	—	—	(35,337)	—	—	(35,337)
Unrealized gain on foreign currency translation	—	—	—	—	—	45,874	—	—	45,874
Balances, December 31, 2007	199,006	$1,990	$ —	$3,038,203	$899,512	$ 53,389	(4,336)	$(211,915)	$ 3,781,179

The accompanying notes are an integral part of these consolidated and combined financial statements.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
AND SUBSIDIARIES AND AFFILIATES

Consolidated and Combined Statements of Cash Flows
Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
		(In thousands)	
Cash flows from operating activities:			
Net earnings	$ 561,222	$ 259,087	$ 196,550
Adjustment to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	496,846	433,550	299,637
Amortization of debt issue costs	30,619	5,349	5,800
Gain on sale of Covansys stock	(274,488)	—	—
Loss on Covansys warrants	—	—	4,400
Gain on sale of Property Insight	(66,863)	—	—
Gain on sale of other assets	(4,812)	—	—
Gain on pension settlement	(12,065)	—	—
Stock-based compensation	38,953	50,076	20,367
Deferred income taxes	17,935	11,602	41,557
Income tax benefit from exercise of stock options	(47,511)	(26,859)	—
Equity in earnings of unconsolidated entities	(936)	(5,792)	(5,029)
Minority interest	2,192	185	4,450
Changes in assets and liabilities, net of effects from acquisitions:			
Net (increase) decrease in trade receivables	(169,913)	32,045	(39,011)
Net increase in prepaid expenses and other assets	(70,078)	(73,669)	(97,631)
Net increase in deferred contract costs	(57,882)	(88,902)	(100,293)
Net (decrease) increase in deferred revenue	(11,565)	(13,500)	42,840
Net increase (decrease) in accounts payable, accrued liabilities, and other liabilities	31,898	(88,459)	52,339
Net cash provided by operating activities	463,552	494,713	425,976
Cash flows from investing activities:			
Additions to property and equipment	(113,832)	(122,363)	(79,567)
Additions to capitalized software	(229,467)	(177,834)	(159,098)
Proceeds from sale of Covansys stock	430,157	—	—
Proceeds from sale of discontinued operations	95,720	—	—
Proceeds from sale of other assets, net of cash transferred out	515	—	—
Acquisitions, net of cash acquired	(1,729,013)	110,953	(48,389)
Net cash used in investing activities	(1,545,920)	(189,244)	(287,054)
Cash flows from financing activities:			
Borrowings	4,300,300	245,130	2,800,000
Debt service payments	(3,032,735)	(368,576)	(711,037)
Capitalized debt issuance costs	(29,368)	(5,059)	(33,540)
Sale of stock, net of transactions costs	—	—	454,336
Income tax benefits from exercise of stock options	47,511	26,859	—
Stock options exercised	57,698	70,403	—
Treasury stock purchases	(80,339)	(160,453)	—
Dividends paid	(38,671)	(38,253)	(2,700,000)
Net contribution by (distribution to) FNF	—	1,396	(7,013)
Net cash (used in) provided by financing activities	1,224,396	(228,553)	(197,254)
Effect of foreign currency exchange rates on cash	1,497	1,685	596
Net (decrease) increase in cash and cash equivalents	143,525	78,601	(57,736)
Cash and cash equivalents, beginning of year	211,753	133,152	190,888
Cash and cash equivalents, end of year	$ 355,278	$ 211,753	$ 133,152
Noncash contributions by FNF	$ —	$ 11,629	$ 294
Cash paid for interest	$ 201,270	$ 185,879	$ 112,935
Cash paid for taxes	$ 282,610	$ 79,968	$ 83,829

The accompanying notes are an integral part of these consolidated and combined financial statements.

Unless stated otherwise or the context otherwise requires, all references to "FIS," the "Company" or the "registrant": (a) with respect to periods after the Certegy Merger described below, are to Fidelity National Information Services, Inc., a Georgia corporation formerly known as Certegy Inc., which was the surviving legal entity in the Certegy Merger; and (b) with respect to periods up to and including the Certegy Merger, are to Fidelity National Information Services, Inc., a Delaware corporation that merged into Certegy in the Certegy Merger but was deemed the acquirer from an accounting perspective, as described below; all references to "Certegy" are to Certegy Inc., and its subsidiaries, with respect to periods prior to the Certegy merger (Note 6); all references to "eFunds" are to eFunds Corporation, and its subsidiaries, as acquired by FIS (Note 6); all references to "Old FNF" are to Fidelity National Financial, Inc., a Delaware corporation that owned a majority of the Company's shares through November 9, 2006; and all references to "FNF" are to Fidelity National Financial, Inc. (formerly known as Fidelity National Title Group, Inc. ("FNT")), formerly a subsidiary of Old FNF but now an independent company that remains a related entity from an accounting perspective.

(1) Basis of Presentation

FIS is a leading provider of technology solutions, processing services, and information-based services to the financial services industry. On February 1, 2006, the Company completed a merger with Certegy (the "Certegy Merger") (Note 6) which was accounted for as a reverse acquisition and purchase accounting was applied to the acquired assets and assumed liabilities of Certegy. In form, Certegy was the legal acquirer in the Certegy Merger and the continuing registrant for the Securities and Exchange Commission (the "SEC") reporting purposes. However, due to the majority ownership in the combined entity held by FIS shareholders, FIS was designated the acquirer for accounting purposes and, effective on the Certegy Merger date, the historical financial statements of FIS became the historical financial statements of the continuing registrant for all periods prior to the Certegy Merger. The results of operations of Certegy are only included in these historical financial statements for periods subsequent to the Certegy Merger. Immediately after the Certegy Merger, the name of the SEC registrant was changed to Fidelity National Information Services, Inc.

In the Form 10-K for the year ended December 31, 2006, the Company improperly presented the impact of adopting Statement of Financial Accounting Standards ("SFAS") No. 158, *Accounting for Defined Benefit Pension and Other Postretirement Plans* ("SFAS 158") in the Statement of Comprehensive Earnings for 2006. The Company included the $6.9 million ($4.3 million, net of tax) impact of adopting SFAS 158 with the minimum pension liability adjustment in other comprehensive earnings for the year ended December 31, 2006. If the Company had properly excluded the SFAS 158 adjustment, the resulting amount of other comprehensive earnings would have been $49.2 million, net of tax. The Company corrected the 2006 amount reported in the Statement of Comprehensive Earnings in the Form 10-K for the year ended December 31, 2007. The correction has no impact on the Statement of Stockholders' Equity for the year ended December 31, 2006.

Shortly after consummating the Certegy Merger, the Company implemented a new organizational structure, which resulted in the formation of new operating segments beginning with the reporting of results for the first quarter of 2006 (Note 19). Effective as of February 1, 2006, the Company's reportable segments are Transaction Processing Services, or TPS, and Lender Processing Services, or LPS.

- *TPS.* This segment focuses on serving the processing needs of financial institutions. The Company's primary software applications function as the underlying infrastructure of a financial institution's core processing environment. These applications include core bank processing software, which banks use to maintain the primary records of their customer accounts. The Company also provides a number of complementary applications and services, such as item processing and electronic funds transfer, that interact directly with the core processing applications, including applications that facilitate interactions between the Company's financial institution customers and their clients such as online banking and bill payment services and fraud prevention and detection services. The Company offers its applications and services through a range of delivery and service models, including on-site outsourcing and remote processing arrangements, as well as on a licensed software basis for installation on customer-owned and operated systems. This segment also includes card issuer services, which enable banks, credit unions, and others to issue VISA and MasterCard credit and debit cards, private label cards, and other electronic payment cards for use by both consumer and business accounts. In addition, the Company provides point-of-sale check verification and guarantee services to retailers.

- *LPS.* This segment provides outsourced business processes, core mortgage processing and information solutions primarily to national lenders and loan services. These processes include centralized, title agency and closing services offered to first mortgage, refinance, home equity and sub-prime lenders. This segment's information solutions include appraisal and valuation services, real estate tax services and flood zone information. In addition, this segment provides default management services to national lenders and loan servicers, allowing customers to outsource the business processes necessary to take a loan and the underlying real estate securing the loan through the default and foreclosure process. On October 25, 2007, the Company announced that its Board of Directors had approved a plan to pursue a spin-off of the majority of its LPS division into a separate publicly traded company, which is referred to as LPS, Inc.

The Corporate and Other segment consists of the corporate overhead costs and other operations that are not included in the other segments.

On September 12, 2007, the Company completed the acquisition of eFunds Corporation ("eFunds") (Note 6). The eFunds businesses have been integrated with the Company's operations within the TPS segment.

(2) Combination with Old FNF

On June 25, 2006, the Company entered into an agreement and plan of merger (the "FNF Merger Agreement") with Old FNF (amended September 18, 2006) (the "FNF Merger"). The FNF Merger was one step in a plan that eliminated Old FNF's holding company structure and majority ownership of FIS. In connection with this plan, Old FNF also entered into a securities exchange and distribution agreement (the "SEDA") with its subsidiary Fidelity National Title Group, Inc. ("FNT"). Under the SEDA, Old FNF agreed that, prior to the merger, Old FNF would transfer substantially all its assets and liabilities to FNT, in exchange for shares of FNT common stock. Old FNF then would spin-off all shares of FNT stock it held to the stockholders of Old FNF in a tax-free distribution. Pursuant to the FNF Merger Agreement, on November 9, 2006 Old FNF merged with and into FIS, with FIS continuing as the surviving corporation. In consideration for the FNF Merger, Old FNF stockholders received an aggregate of 96,521,877 shares of FIS stock for their Old FNF shares. In addition, in connection with the FNF Merger, FIS issued options to purchase FIS common stock and shares of FIS restricted stock in exchange for certain Old FNF options and restricted stock outstanding at the time of the FNF Merger. The FNF Merger followed the completion, on October 24, 2006, of FNT's acquisition under the SEDA of substantially all of the assets and liabilities of Old FNF (other than Old FNF's interests in FIS and in FNF Capital Leasing, Inc., a small subsidiary which merged into FIS in a separate transaction) in exchange for 45,265,956 shares of FNT's Class A common stock, and Old FNF's subsequent spin-off of its FNT shares (the "FNT Distribution"). Pursuant to the SEDA and after the completion of all of the transactions, FNT was renamed Fidelity National Financial, Inc. ("FNF") and now trades under the symbol FNF. Old FNF Chairman and CEO William P. Foley, II, assumed a similar position in FNF and now serves as its Chairman and as Executive Chairman of FIS, and other key members of Old FNF senior management continued their involvement in both FNF and FIS in executive capacities.

U.S. generally accepted accounting principles require that one of the two parties to the FNF Merger be designated as the acquirer for accounting purposes. However, Financial Accounting Standards Board Technical Bulletin 85-5, *Issues Relating to Accounting for Business Combinations* provides that if a transaction lacks substance, it is not a purchase event and should be accounted for based on existing carrying amounts. In the FNF Merger, the minority interest of FIS has not changed and the only assets and liabilities of the combined entity after the exchange are those of FIS prior to the exchange. Because a change in ownership of the minority interest did not take place, the FNF Merger has been accounted for based on the carrying amounts of FIS's assets and liabilities.

(3) Summary of Significant Accounting Policies

The following describes the significant accounting policies of the Company which have been followed in preparing the accompanying Consolidated and Combined Financial Statements.

(a) Principles of Consolidation and Combination and Basis of Presentation

Prior to March 9, 2005, the historical financial statements of the Company were presented on a combined basis. Beginning March 9, 2005, after all the assets and liabilities of the Company were formally contributed to the holding company, the historical financial statements of the Company have been presented on a consolidated basis for financial reporting purposes. The accompanying Consolidated and Combined Financial Statements include those assets, liabilities, revenues, and expenses directly attributable to FIS's operations and, prior to March 9, 2005, allocations of certain FNF corporate assets, liabilities, and expenses to FIS.

All significant intercompany profits, transactions and balances have been eliminated in consolidation or combination. The financial information included herein does not necessarily reflect what the financial position and results of operations of the Company would have been had it operated as a stand-alone entity during the periods covered.

The Company's investments in less than 50% owned partnerships and affiliates are accounted for using the equity method of accounting.

All dollar amounts presented in these notes and in the accompanying Consolidated and Combined Financial Statements (except per share amounts) are in thousands unless indicated otherwise.

(b) Cash and Cash Equivalents

For purposes of reporting balance sheets and cash flows, highly liquid instruments purchased with original maturities of three months or less are considered cash equivalents. The carrying amounts reported in the consolidated balance sheets for these instruments approximate their fair value.

(c) Fair Value of Financial Instruments

The fair values of financial instruments, which include trade receivables and long-term debt, approximate their carrying values. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the values presented are not necessarily indicative of amounts the Company could realize or settle currently. The Company holds, or has held, certain derivative instruments, specifically interest rate swaps and warrants relating to certain majority-owned subsidiaries (Note 3(d)).

(d) Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities,* ("SFAS No. 133") as amended. During 2005, 2006 and 2007, the Company engaged in hedging activities relating to its variable rate debt through the use of interest rate swaps. The Company designates these interest rate swaps as cash flow hedges. The estimated fair values of the cash flow hedges are recorded as an asset or liability of the Company and are included in the accompanying consolidated balance sheets in other non-current assets and or other long term liabilities, as appropriate, and as a component of accumulated other comprehensive earnings, net of deferred taxes. A portion of the amount included in accumulated other comprehensive earnings is recorded as interest expense as a yield adjustment as interest payments are made on the Company's Term Loans (Note 14). The Company's existing cash flow hedges are highly effective and there is no current impact on earnings due to hedge ineffectiveness. It is the policy of the Company to execute such instruments with credit-worthy banks and not to enter into derivative financial instruments for speculative purposes.

(e) Trade Receivables, net

A summary of trade receivables, net, at December 31, 2007 and 2006 is as follows (in thousands):

	December 31, 2007	December 31, 2006
Trade receivables — billed	$739,504	$496,837
Trade receivables — unbilled	139,815	157,680
Total trade receivables	879,319	654,517
Allowance for doubtful accounts	(53,404)	(31,452)
Total trade receivables, net	$825,915	$623,065

A summary of the roll forward of allowance for doubtful accounts, at December 31, 2007, 2006 and 2005 is as follows (in thousands):

Allowance for doubtful accounts as of December 31, 2004	$(20,266)
Bad debt expense	(8,793)
Transfers and acquisitions	616
Write-offs	10,500
Allowance for doubtful accounts as of December 31, 2005	(17,943)
Bad debt expense	(20,600)
Transfers and acquisitions	(7,516)
Write-offs	14,607
Allowance for doubtful accounts as of December 31, 2006	(31,452)
Bad debt expense	(30,380)
Transfers and acquisitions	(15,995)
Write-offs	24,423
Allowance for doubtful accounts as of December 31, 2007	$(53,404)

Settlement Deposits, Receivables, and Payables. The Company records settlement receivables and payables that result from timing differences in the Company's settlement process with merchants, financial institutions, and credit card associations related to merchant and card transaction processing and third-party check collections. Cash held by FIS associated with this settlement process is classified as settlement deposits in the consolidated balance sheets.

(f) Other receivables

Other receivables represent amounts due from consumers related to deferred debit processing services offered in Australia and the U.K., amounts due from financial institutions for the settlement of transactions in the Company's cash access business, fees due from financial institutions related to the Company's property exchange facilitation business, certain lease receivables and income taxes receivable. The carrying value for these receivables approximates their fair value.

(g) Goodwill

Goodwill represents the excess of cost over the fair value of identifiable net assets acquired and liabilities assumed in business combinations. SFAS No. 142, *Goodwill and Intangible Assets* ("SFAS No. 142") requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"). SFAS No. 142 and SFAS No. 144 also provide that goodwill and other intangible assets with indefinite useful lives should not be amortized, but shall be tested for impairment annually or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. The Company measures for impairment on an annual basis during the fourth quarter using a September 30th measurement date unless circumstances require a more frequent measurement.

(h) Long-lived Assets

SFAS No. 144 requires that long-lived assets and intangible assets with definite useful lives be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(i) Intangible Assets

The Company has intangible assets which consist primarily of customer relationships that are recorded in connection with acquisitions at their fair value based on the results of the valuation analysis. Customer relationships are amortized over their estimated useful lives using an accelerated method which takes into consideration expected customer attrition rates up to a ten-year period. Intangible assets with estimated useful lives are reviewed for impairment in accordance with SFAS No. 144 while intangible assets that are determined to have indefinite lives are reviewed for impairment at least annually in accordance with SFAS No. 142.

(j) Computer Software

Computer software includes the fair value of software acquired in business combinations, purchased software and capitalized software development costs. Purchased software is recorded at cost and amortized using the straight-line method over its estimated useful life and software acquired in business combinations is recorded at its fair value and amortized using straight-line or accelerated methods over its estimated useful life, ranging from five to ten years.

Capitalized software development costs are accounted for in accordance with either SFAS No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed* ("SFAS No. 86"), or with the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* ("SOP 98-1"). After the technological feasibility of the software has been established (for SFAS No. 86 software), or at the beginning of application development (for SOP No. 98-1 software), software development costs, which include salaries and related payroll costs and costs of independent contractors incurred during development, are capitalized. Research and development costs incurred prior to the establishment of technological feasibility (for SFAS No. 86 software), or prior to application development (for SOP No. 98-1 software), are expensed as incurred. Software development costs are amortized on a product by product basis commencing on the date of general release of the products (for

SFAS No. 86 software) and the date placed in service for purchased software (for SOP No. 98-1 software). Software development costs (for SFAS No. 86 software) are amortized using the greater of (1) the straight-line method over its estimated useful life, which ranges from three to ten years or (2) the ratio of current revenues to total anticipated revenue over its useful life.

(k) Deferred Contract Costs

Cost of software sales and outsourced data processing and application management arrangements, including costs incurred for bid and proposal activities, are generally expensed as incurred. However, certain costs incurred upon initiation of a contract are deferred and expensed over the contract life. These costs represent incremental external costs or certain specific internal costs that are directly related to the contract acquisition or transition activities and are primarily associated with installation of systems/processes and data conversion.

In the event indications exist that a deferred contract cost balance related to a particular contract may be impaired, undiscounted estimated cash flows of the contract are projected over its remaining term and compared to the unamortized deferred contract cost balance. If the projected cash flows are not adequate to recover the unamortized cost balance, the balance would be adjusted to equal the contract's net realizable value, including any termination fees provided for under the contract, in the period such a determination is made.

(l) Property and Equipment

Property and equipment is recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed primarily using the straight-line method based on the estimated useful lives of the related assets: thirty years for buildings and three to seven years for furniture, fixtures and computer equipment. Leasehold improvements are amortized using the straight-line method over the lesser of the initial term of the applicable lease or the estimated useful lives of such assets.

(m) Income Taxes

Through March 8, 2005, the Company's operating results were included in FNF's Consolidated U.S. Federal and State income tax returns. The provision for income taxes in the Consolidated and Combined Statements of Earnings is made at rates consistent with what the Company would have paid as a stand-alone taxable entity in those periods. Beginning on March 9, 2005, the Company became its own tax paying entity. The Company recognizes deferred income tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss and credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred income taxes of changes in tax rates and laws, if any, is reflected in the Consolidated and Combined Financial Statements in the period enacted.

(n) Revenue Recognition

The following describes the Company's primary types of revenues and its revenue recognition policies as they pertain to the types of transactions the Company enters into with its customers. The Company enters into arrangements with customers to provide services, software and software related services such as post-contract customer support and implementation and training either individually or as part of an integrated offering of multiple services. These services occasionally include offerings from more than one segment to the same customer. The revenues for services provided under these multiple element arrangements are recognized in accordance with the applicable revenue recognition accounting principles as further described below.

In its TPS business, the Company recognizes revenues relating to bank processing and credit and debit card processing services along with software licensing and software related services. Several of the Company's contracts include a software license and one or more of the following services: data processing, development, implementation, conversion, training, programming, post-contract customer support and application management. In some cases, these services are offered in combination with one another and in other cases the Company offers them individually. Revenues from processing services are typically volume-based depending on factors such as the number of accounts processed, transactions processed and computer resources utilized. Revenues from these arrangements are recognized as services are performed in accordance with SEC Staff Accounting Bulletin No. 104 ("SAB No. 104"), *Revenue Recognition* and related interpretations. SAB No. 104 sets forth guidance as to when revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller's price to the buyer is fixed and determinable; and (4) collectability is reasonably assured.

Revenues and costs related to implementation, conversion and programming services associated with the Company's data processing and application management agreements during the implementation phase are deferred and subsequently recognized using the straight-line method over the term of the related services agreement. The Company evaluates these deferred contract costs for impairment in the event any indications of impairment exist. A relatively small percentage of credit card processing revenue is generated from the merchant institution processing business, where the relationship is with the financial institution that contracts directly with the merchant. In this business, the Company is responsible for collecting and settling interchange fees with the credit card associations, thus interchange fees are included as a component of revenue and costs of revenue.

In the event that the Company's arrangements with its customers include more than one service, the Company determines whether the individual revenue elements can be recognized separately in accordance with Financial Accounting Standards Board ("FASB") Emerging Issues Task Force No. 00-21 ("EITF 00-21"), *Revenue Arrangements with Multiple Deliverables.* EITF 00-21 addresses the determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.

If the services are software related services as determined under AICPA's SOP 97-2 *Software Revenue Recognition ("SOP 97-2"), and SOP 98-9 Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions* ("SOP 98-9") the Company applies these pronouncements and related interpretations to determine the appropriate units of accounting and how the arrangement consideration should be measured and allocated to the separate units.

The Company recognizes software license and post-contract customer support fees as well as associated development, implementation, training, conversion and programming fees in accordance with SOP No. 97-2 and SOP No. 98-9. Initial license fees are recognized when a contract exists, the fee is fixed or determinable, software delivery has occurred and collection of the receivable is deemed probable, provided that vendor-specific objective evidence ("VSOE") has been established for each element or for any undelivered elements. The Company determines the fair value of each element or the undelivered elements in multi-element software arrangements based on VSOE. If the arrangement is subject to accounting under SOP No. 97-2, VSOE for each element is based on the price charged when the same element is sold separately, or in the case of post-contract customer support, when a stated renewal rate is provided to the customer. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. If evidence of fair value does not exist for one or more undelivered elements of a contract, then all revenue is deferred until all elements are delivered or fair value is determined for all remaining undelivered elements. Revenue from post-contract customer support is recognized ratably over the term of the agreement. The Company records deferred revenue for all billings invoiced prior to revenue recognition.

With respect to a small percentage of revenues, the Company uses contract accounting, as required by SOP No. 97-2, when the arrangement with the customer includes significant customization, modification, or production of software. For elements accounted for under contract accounting, revenue is recognized in accordance with SOP 81-1, *Accounting for Performance of Construction Type and Certain Production-Type Contracts,* using the percentage-of-completion method since reasonably dependable estimates of revenues and contract hours applicable to various elements of a contract can be made. Revenues in excess of billings on these agreements are recorded as unbilled receivables and are included in trade receivables. Billings in excess of revenue recognized on these agreements are recorded as deferred revenue until revenue recognition criteria are met. Changes in estimates for revenues, costs and profits are recognized in the period in which they are determinable. When the Company's estimates indicate that the entire contract will be performed at a loss, a provision for the entire loss is recorded in that accounting period.

In its LPS business, the Company recognizes revenues relating to mortgage processing services, loan facilitation services, default management services, and property data-related services. Mortgage processing arrangements are typically volume-based depending on factors such as the number of accounts processed, transactions processed and computer resources utilized. Revenue derived from software and service arrangements included in the LPS segment is recognized in accordance with SOP No. 97-2 as discussed above. Loan facilitation services primarily consist of centralized title agency and closing services for various types of lenders. Revenues relating to loan facilitation services are typically recognized at the time of closing of the related real estate transaction. Ancillary service fees are recognized when the service is provided. Default management services assist customers through the default and foreclosure process, including property preservation and maintenance services (such as lock changes, window replacement, debris removal and lawn service), posting and publication of foreclosure and auction notices, title searches, document preparation and recording services, and referrals for legal and property brokerage services. Property data or data-related services principally include appraisal and valuation services, property records information, real estate tax services and borrower credit and flood zone information. Revenues derived from these services are recognized as the services are performed in accordance with SAB No. 104 as described above.

In addition, the Company's flood and tax units provide various services including life-of-loan-monitoring services. Revenue for life-of-loan services is deferred and recognized ratably over the estimated average life of the loan service period, which is determined based on the Company's historical experience and industry data. The Company evaluates its historical experience on a periodic basis, and adjusts the estimated life of the loan service period prospectively.

(o) Cost of revenue and selling, general and administrative costs

Cost of revenue includes payroll, employee benefits, occupancy costs and other costs associated with personnel employed in customer service roles, including program design and development and professional services. Cost of revenue also includes data processing costs, amortization of software, customer relationship intangible assets and depreciation on operating assets.

Selling, general, and administrative expenses include payroll, employee benefits, occupancy and other costs associated with personnel employed in sales, marketing, human resources and finance roles. Selling, general, and administrative expenses also includes depreciation on non-operating corporate assets, advertising costs and other marketing-related programs.

(p) Stock-Based Compensation Plans

Certain FIS employees are participants in the Fidelity National Information Services, Inc. 2005 Stock Incentive Plan, which provides for the granting of incentive and nonqualified stock options, restricted stock and other stock-based incentive awards to officers and key employees. Also, certain FIS employees were participants in FNF's stock-based compensation plans, until the FNF Merger. Through the acquisition of Certegy, the Company adopted the Certegy stock incentive plans, which also allow for the granting of stock-based awards. All of the outstanding awards as of January 31, 2006 under Certegy's plans were vested prior to the Certegy Merger.

On November 9, 2006, as part of the closing of the FNF Merger, the Company assumed certain options and restricted stock grants that the Company's employees and directors held under various FNF stock-based compensation plans. The Company assumed approximately 2.7 million options to replace 4.9 million outstanding FNF options per the FNF Merger Agreement. The Company also assumed 0.1 million shares of restricted stock.

The Company accounts for stock-based compensation using the fair value recognition provisions of SFAS No. 123R, *Share-Based Payment* ("SFAS No. 123R") effective January 1, 2006. Prior to January 1, 2006, the Company accounted for stock-based compensation using the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123") which the Company adopted on January 1, 2003 under the prospective method as permitted by SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure* ("SFAS No. 148"). Under the fair-value method, stock-based employee compensation cost was recognized from the beginning of 2003 as if the fair value method of accounting had been used to account for all employee awards granted, modified, or settled in years beginning after December 31, 2002. The Company has provided for stock compensation expense of $39.0 million, $50.1 million and $20.4 million for 2007, 2006 and 2005, respectively, which is included in selling, general, and administrative expense in the consolidated and combined statements of earnings. The year ended 2006 included stock compensation expense of $24.5 million relating to the FIS performance based options granted on March 9, 2005 for which the performance and market based criteria for vesting were met during the period and a $6.1 million charge relating to the acceleration of option vesting in connection with the FNF Merger. There was no material impact of adopting SFAS No. 123R as all options issued to the Company's employees under FNF grants that had been accounted for under other methods were fully vested as of December 31, 2005. All grants of FIS options have been accounted for under fair value accounting under SFAS No. 123 or SFAS No. 123R.

The following table illustrates the effect on net earnings for the year ended December 31, 2005 as if the Company had applied the fair value recognition provisions of SFAS No. 123 to all awards held by FIS employees, including those that were issued prior to the adoption of SFAS No. 123 (in thousands):

Net earnings	$196,550
Add: Stock-based compensation expense included in reported net earnings, net of related income tax effects	12,589
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related income tax effects	(12,995)
Pro forma net earnings	$196,144
Net earnings per share:	
Basic — as reported and pro forma	$ 1.54
Diluted — as reported and pro forma	$ 1.53

(q) Foreign Currency Translation

The functional currency for the foreign operations of the Company is either the U.S. Dollar or the local currency. For foreign operations where the local currency is the functional currency, the translation of foreign currencies into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The gains and losses resulting from the translation are included in accumulated other comprehensive earnings (loss) in the Consolidated Statements of Stockholders' Equity and are excluded from net earnings. Realized gains or losses resulting from other foreign currency transactions are included in other income (expense) and are insignificant for the years ended December 31, 2007, 2006, and 2005.

(r) Management Estimates

The preparation of these Consolidated and Combined Financial Statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated and Combined Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

In the Company's check guarantee business, if a guaranteed check presented to a merchant customer is dishonored by the check writer's bank, the Company reimburses the merchant customer for the check's face value and pursues collection of the amount from the delinquent check writer. Loss reserves and anticipated recoveries are primarily determined by performing a historical analysis of the Company's check loss and recovery experience and considering other factors that could affect that experience in the future. Such factors include the general economy, the overall industry mix of customer volumes, statistical analysis of check fraud trends within customer volumes, and the quality of returned checks. Once these factors are considered, the Company establishes a rate for check losses that is calculated by dividing the expected check losses by dollar volume processed and a rate for anticipated recoveries that is calculated by dividing the anticipated recoveries by the total amount of related check losses. These rates are then applied against the dollar volume processed and check losses, respectively, each month and charged to cost of revenue. The estimated check returns and recovery amounts are subject to risk that actual amounts returned and recovered may be different than the Company's estimates. The Company had accrued claims payable balances of $27.4 million and $30.0 million at December 31, 2007 and 2006, respectively, related to these estimations. The Company had accrued claims recoverable of $39.4 million and $39.4 million at December 31, 2007 and 2006, respectively, related to these estimations. In addition, the Company recorded check guarantee losses, net of anticipated recoveries excluding service fees, of $113.8 million and $102.9 million for the years ended December 31, 2007 and 2006, respectively. The amount paid to merchant customers, net of amounts recovered from check writers excluding service fees, was $112.3 million and $107.9 million for the years ended December 31, 2007 and 2006, respectively. Because the check guarantee business was acquired as part of the Certegy Merger (see Note 6), there are no amounts related to this activity in the year ended December 31, 2005.

(s) Net Earnings per Share

The basic weighted average shares and common stock equivalents are determined using the treasury stock method for the year ended December 31, 2006 include the shares and options that were previously outstanding at Certegy only from February 1, 2006 through December 31, 2006. If these shares and options had been outstanding for the entire twelve months of 2006, basic weighted average shares outstanding would have been approximately 191.3 million, common stock equivalents would have been 3.3 million and weighted average shares on a diluted basis would have been 194.6 million.

Net earnings from continuing operations for the years ended December 31, 2007, 2006 and 2005 are as follows (in thousands, except per share data):

	Year Ended December 31,		
	2007	2006	2005
Net earnings from continuing operations	$510,459	$240,947	$181,324
Net earnings from discontinued operations (including gain on sale of discontinued operations, net of tax)	50,763	18,140	15,226
Net earnings	$561,222	$259,087	$196,550
Weighted average shares outstanding — basic	193,080	185,926	127,920
Plus: Common stock equivalent shares assumed from conversion of options	3,466	3,270	434
Weighted average shares outstanding — diluted	196,546	189,196	128,354
Basic net earnings from continuing operations per share	$ 2.64	$ 1.29	$ 1.42
Basic net earnings from discontinued operations per share	0.27	0.10	0.12
Basic net earnings per share	$ 2.91	$ 1.39	$ 1.54
Diluted net earnings from continuing operations per share	$ 2.60	$ 1.27	$ 1.41
Diluted net earnings from discontinued operations per share	0.26	0.10	0.12
Diluted net earnings per share	$ 2.86	$ 1.37	$ 1.53

(t) Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141(R)"), requiring an acquirer in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values at the acquisition date, with limited exceptions. The costs of the acquisition and any related restructuring costs will be recognized separately. Assets and liabilities arising from contingencies in a business combination are to be recognized at their fair value at the acquisition date and adjusted prospectively as new information becomes available. When the fair value of assets acquired exceeds the fair value of consideration transferred plus any noncontrolling interest in the acquiree, the excess will be recognized as a gain. Under SFAS 141(R), all business combinations will be accounted for by applying the acquisition method, including combinations among mutual entities and combinations by contract alone. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. Management is currently evaluating the impact of this statement on the Company's statements of financial position and operations.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51* ("SFAS 160"), requiring noncontrolling interests (sometimes called minority interests) to be presented as a component of equity on the balance sheet. SFAS 160 also requires that the amount of net income attributable to the parent and to the noncontrolling interests be clearly identified and presented on the face of the consolidated statement of income. This statement eliminates the need to apply purchase accounting when a parent company acquires a noncontrolling ownership interest in a subsidiary and requires that, upon deconsolidation of a subsidiary, a parent company recognize a gain or loss in net income after which any retained noncontrolling interest will be reported at fair value. SFAS 160 requires expanded disclosures in the consolidated financial statements that identify and distinguish between the interests of the parent's owners and the interest of the noncontrolling owners of subsidiaries. SFAS 160 is effective for periods beginning on or after December 15, 2008 and will be applied prospectively except for the presentation and disclosure requirements, which will be applied retrospectively for all periods presented. Management is currently evaluating the impact of this statement on the Company's statements of financial position and operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 mandates certain financial statement presentation and disclosure requirements when a company elects to report assets and liabilities at fair value under SFAS 159. SFAS 159 is effective as of the beginning of January 1, 2008 for calendar year entities. Management is currently evaluating the impact of adopting SFAS 159 on the Company's statements of financial position and operations.

(u) Certain Reclassifications

Certain reclassifications have been made in the 2006 and 2005 consolidated and combined financial statements to conform to the classifications used in 2007.

(4) Related Party Transactions

The Company has historically conducted business with Old FNF and its subsidiaries, including FNF. In March 2005, in connection with the recapitalization of and sale of a minority equity interest in the Company, the Company entered into various agreements with Old FNF under which the Company has continued to provide title agency services, title plant management, and IT services. Further, the Company also entered into service agreements with Old FNF under which Old FNF continued to provide corporate services. In September 2005, when FNT was formed and the title insurance business was consolidated under FNT, many of these agreements were amended and restated to take into account the services that would be performed for and by FNT rather than Old FNF. On February 1, 2006, in connection with the closing of the Certegy Merger, many of these agreements were further amended and restated to reflect changes in the parties' relationships. Certain of these agreements were further amended or terminated in connection with the FNF Merger and related transactions. A summary of these agreements in effect through December 31, 2007 is as follows:

- *Agreement to provide data processing services.* This agreement governs the revenues to be earned by the Company for providing IT support services and software, primarily infrastructure support and data center management, to FNF and its subsidiaries. Subject to certain early termination provisions (including the payment of minimum monthly service and termination fees), this agreement has an initial term of five years from February 2006 with an option to renew for one or two additional years.

- *Agreements to provide software development and services.* These agreements govern the fee structure under which the Company is paid for providing software development and services to FNF which consist of developing software for use in the title operations of FNF.

- *Arrangements to provide other real estate related services.* Under these arrangements the Company is paid for providing other real estate related services to FNF, which consist primarily of data services required by the title insurance operations.

- *Agreements by FNF to provide corporate services to the Company.* Through November 9, 2006, these agreements provided for FNF to provide general management, accounting, treasury, tax, finance, payroll, human resources, employee benefits, internal audit, mergers and acquisitions, and other corporate and administrative support to the Company. Since November 9, 2006, these charges only relate to certain less significant activities performed or recorded by FNF on behalf of the Company. The pricing of these services is at cost for services which are either directly attributable to the Company, or in certain circumstances, an allocation of the Company's share of the total costs incurred by FNF in providing such services based on estimates that FNF and FIS believe to be reasonable.

- *Licensing, leasing, cost sharing and other agreements.* These agreements provide for the reimbursement of certain amounts from FNF or its subsidiaries related to various miscellaneous licensing, leasing, and cost sharing agreements, as well as the payment of certain amounts by the Company to FNF or its subsidiaries in connection with the Company's use of certain intellectual property or other assets of or services by FNF.

- *Agreements to provide title agency services.* These agreements allow the Company to provide services to existing customers through loan facilitation transactions, primarily with large national lenders. The arrangement involves FIS providing title agency services which result in the issuance of title policies on behalf of title insurance underwriters owned by FNF and its subsidiaries. Subject to certain early termination provisions for cause, each of these agreements may be terminated upon five years' prior written notice, which notice may not be given until after the fifth anniversary of the effective date of each agreement, which ranges from July 2004 through September 2006 (thus effectively resulting in a minimum ten year term and a rolling one-year term thereafter). The LPS segment includes revenues from unaffiliated third parties of $132.2 million, $83.9 million and $80.9 million for the years ended December 31, 2007, 2006 and 2005, respectively, representing commissions on title insurance policies placed by the Company on behalf of title insurance subsidiaries of FNF. These commissions in aggregate are equal to approximately 89% of the total title premium from title policies that the Company place with subsidiaries of FNF. The Company also performs similar functions in connection with trustee sale guarantees, a form of title insurance that subsidiaries of FNF issue as part of the foreclosure process on a defaulted loan.

Sale of Property Insight, LLC

On August 31, 2007, the Company completed the sale of a subsidiary, Property Insight, LLC ("Property Insight"), to FNF, for $95.0 million in cash, realizing a pre-tax gain of $66.9 million ($42.1 million after-tax), based on net assets of $28.1 million. Property Insight is reported as a discontinued operation in the consolidated and combined statements of earnings for the years ended December 31, 2007, 2006 and 2005 in accordance with SFAS No. 144. The net earnings from Property Insight, including related party revenues and expenses, are classified as earnings from discontinued operations in each statement of earnings presented. Property Insight contributed revenues of $52.6 million, $90.4 million and $77.9 million for the years ended December 31, 2007, 2006 and 2005, respectively. Property Insight contributed pretax profit of $13.7 million, $28.7 million and $24.1 million for the years ended December 31, 2007, 2006 and 2005, respectively. Property Insight was a part of the LPS segment and was a leading provider of title plant services to FNF, as well as to various national and regional title insurance underwriters. Property Insight primarily managed, maintained, and updated the title insurance plants that are owned by FNF. As a result of the transaction, the Company received related party revenues from FNF through August 31, 2007, but the Company incurred related party expenses relating to the Company's title agency operation's access to Property Insight's data since the sale. The prior agreements between FNF and FIS governed the fee structure under which the Company was paid for maintaining, managing and updating title plants owned by FNF's title underwriters in certain parts of the country. The title plant maintenance agreement required, among other things, that FIS gather updated property information, organize it, input it into one of several systems, maintain or obtain the use of necessary software and hardware to store, access and deliver the data, sell and deliver the data to customers and provide various forms of customer support. The Company sold property information to title underwriters which are subsidiaries of FNF as well as to various unaffiliated customers. The Company paid FNF a royalty fee of 2.5% to 3.75% of the revenues received. In the case of the maintenance agreement, the Company was responsible for the costs of keeping the title plant assets current and functioning, and, in return, received the revenue generated by those assets.

A detail of FNF related party items included in revenues is as follows (in millions):

	2007	2006	2005
Data processing services revenue	$ 46.8	$ 62.9	$ 56.9
Title plant information, maintenance, and management revenue	29.6	41.4	31.1
Software and services revenue	59.2	45.2	18.9
Other real-estate related services	13.5	12.7	10.9
Total revenues	$149.1	$162.2	$117.8

A detail of FNF related party items included in operating expenses (net of expense reimbursements) is as follows (in millions):

	2007	2006	2005
Title plant information, maintenance, and management expense	$3.7	$ 2.4	$ 3.0
Rent expense	—	—	5.0
Corporate services	2.7	9.5	29.0
Licensing, leasing, cost sharing, and other services	0.4	(12.9)	(15.7)
Total expenses	$6.8	$ (1.0)	$ 21.3

The Company believes the amounts earned from or charged by FNF to FIS under each of the foregoing service arrangements were fair and reasonable. The Company believes that the approximate 89% aggregate commission rate on title insurance policies is consistent with the blended rate that would be available to a third party title agent given the amount and the geographic distribution of the business produced and the low risk of loss profile of the business placed. The Company's information technology infrastructure support and data center management services to FNF are priced within the range of prices the Company offers to third parties. However, the amounts the Company earned or that were charged under these arrangements were not negotiated at arm's-length, and may not represent the terms that the Company might have obtained from an unrelated third party.

The Company also provides data processing services to Sedgwick CMS, Inc. ("Sedgwick"), a company in which FNF holds an approximate 40% equity interest. The Company recorded revenue relating to the Sedgwick arrangement of $37.8 million and $17.3 million during the years ended December 31, 2007 and 2006, respectively.

Other related party transactions:

Contribution of National New York

During the second quarter of 2006, Old FNF contributed the stock of National Title Insurance of New York, Inc. ("National New York"), a title insurance company, to the Company. This transaction was reflected as a contribution of capital from Old FNF in the amount of Old FNF's historical basis in National New York of approximately $10.7 million.

Merger with FNF Capital

On October 26, 2006, the Company completed a merger with FNF Capital, Inc. ("FNF Capital"), a leasing subsidiary of Old FNF. The Company issued 279,000 shares of its common stock to Old FNF in exchange for a majority ownership in FNF Capital. The transaction was recorded at Old FNF's historical basis in FNF Capital of approximately $2.3 million and the Company purchased the minority ownership shortly thereafter for $3.8 million in cash. Through the merger, the Company assumed a note payable to Old FNF of $13.9 million, and the Company recorded interest expense related to this note of $0.6 million and $0.2 million through September 30, 2007 and for the year ended December 31, 2006, respectively. On September 30, 2007, the Company sold certain leasing assets of

FNF Capital back to FNF for $15.0 million and FNF assumed the aforementioned note payable and other liabilities. The Company also recorded a $7.3 million note receivable from FNF relating to the transaction, and from October 1, 2007 through December 31, 2007, the Company recorded interest income related to this note of $0.1 million.

Investment by FNF in Fidelity National Real Estate Solutions, Inc.

On December 31, 2006, FNF contributed $52.5 million to Fidelity National Real Estate Solutions, Inc. ("FNRES"), an FIS subsidiary, for approximately 61% of the outstanding shares of FNRES. As a result, since December 31, 2006, the Company no longer consolidates FNRES, but has recorded its remaining 39% interest as an equity investment in the amount of $30.5 million and $33.5 million as of December 31, 2007 and 2006, respectively. The Company recorded equity losses (net of tax), from its investment in FNRES, of $1.9 million for the year ended December 31, 2007.

Transactions with ABN AMRO Real and Banco Bradesco S.A.

The Company recorded revenues of $56.9 million and $24.2 million for the years ended December 31, 2007 and 2006, respectively, from ABN AMRO Real ("ABN"). The Company recorded revenues of $53.1 million and $19.1 million for the years ended December 31, 2007 and 2006, respectively, from Banco Bradesco ("Bradesco"). Both ABN and Bradesco are venture partners in the Company's Brazilian card business.

(5) Recapitalization of FIS and Sale of Equity Interest

On March 9, 2005, the recapitalization of FIS was completed through $2.8 billion in borrowings under new senior credit facilities consisting of an $800 million Term Loan A facility, a $2.0 billion Term Loan B facility (collectively, the "Term Loan Facilities") and a $400 million revolving credit facility (the "Revolver"). The Company fully drew upon the entire $2.8 billion in Term Loan Facilities to complete the recapitalization while the Revolver remained undrawn at the closing. Bank of America, JP Morgan Chase, Wachovia Bank, Deutsche Bank and Bear Stearns led a consortium of lenders which provided the new senior credit facilities.

Concurrently, FIS sold a 25 percent equity interest to an investment group led by Thomas H. Lee Partners (THL) and Texas Pacific Group (TPG). The Company issued a total of 32 million shares of common stock of FIS (as converted for the Certegy Merger) to the investment group for a total purchase price of $500 million. A new Board of Directors was created at FIS, with William P. Foley, II, then current Chairman and Chief Executive Officer of FNF, serving as Chairman and Chief Executive Officer of FIS. FNF appointed four additional members to the FIS Board of Directors, while each of THL and TPG appointed two directors. On February 1, 2006 the Company completed its merger with Certegy and further changes were made to the Board of Directors and Lee Kennedy was appointed President and CEO of FIS (Note 6). The following steps were undertaken to consummate the recapitalization plan and equity interest sale. On March 8, 2005, the Company declared and paid a $2.7 billion dividend to FNF in the form of a note. On March 9, 2005, the Company borrowed $2.8 billion under its new senior credit facilities and then paid FNF $2.7 billion, plus interest in repayment of the note. The equity interest sale was then closed through the payment of $500 million from the investment group led by THL and TPG to the Company. The Company then repaid approximately $410 million outstanding under its November 8, 2004 credit facility. Finally, the Company paid all expenses related to the transactions. These expenses totaled $79.2 million, consisting of $33.5 million in financing fees and $45.7 million in fees relating to the equity interest sale, including placement fees payable to the investors.

(6) Acquisitions

The results of operations and financial position of the entities acquired during the years ended December 31, 2007, 2006, and 2005 are included in the Consolidated and Combined Financial Statements from and after the date of acquisition. The acquisitions prior to 2006 were made by the Company or by FNF and then contributed to FIS by

FNF. The acquisitions made by FNF and contributed to FIS are included in the related Consolidated and Combined Financial Statements as capital contributions.

eFunds Corporation

On September 12, 2007, the Company completed its acquisition of eFunds. This acquisition expanded the Company's presence in risk management services, EFT services, prepaid/gift card processing, and global outsourcing solutions to financial services companies in the U.S. and internationally. Pursuant to the Agreement and Plan of Merger (the "eFunds Merger Agreement") dated as of June 26, 2007, eFunds became a wholly-owned subsidiary of FIS. The issued and outstanding shares of eFunds common stock, par value $0.01 per share were converted into the right to receive $36.50 per share in cash from FIS.

The total purchase price was as follows (in millions):

Cash paid for eFunds' common stock	$1,744.9
Value of eFunds' stock awards	37.6
Transaction costs	8.3
	$1,790.8

The purchase price has been initially allocated to eFunds' tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values as of September 12, 2007. Goodwill has been recorded based on the amount that the purchase price exceeds the fair value of the net assets acquired. The initial purchase price allocation is as follows (in millions):

Cash	$ 99.3
Trade and other receivables	130.6
Land, buildings, and equipment	67.9
Other assets	17.1
Computer software	54.5
Intangible assets	174.9
Goodwill	1,540.7
Liabilities assumed	(294.2)
Total purchase price	$1,790.8

The allocation of the purchase price to intangible assets, including computer software and customer relationships, is based on valuations performed to determine the values of such assets as of the merger date. During the fourth quarter of 2007 the Company adjusted its initial purchase accounting, and believes the valuations have been substantially completed as of December 31, 2007.

The following table summarizes the liabilities assumed in the eFunds Acquisition (in millions):

Notes payable and capital lease obligations	$101.6
Deferred income taxes	(2.4)
Estimated severance payments	41.6
Estimated employee relocation and facility closure costs	21.5
Other merger related costs	20.2
Other operating liabilities	111.7
	$294.2

The Company is currently evaluating the various employment agreements, lease agreements, vendor arrangements, and customer contracts of eFunds. This evaluation has resulted in the recognition of certain liabilities associated with exiting activities of the acquired company. The Company expects to substantially complete this evaluation during the first half of 2008 and will adjust the amounts recorded as of December 31, 2007 to reflect the Company's revised evaluations.

In connection with the eFunds Acquisition, the Company also adopted eFunds' stock option plans and has registered approximately 2.2 million options and 0.2 million restricted stock units in replacement of similar outstanding awards held by eFunds employees. The amounts attributable to vested options are included as an adjustment to purchase price and the amounts attributable to unvested options and restricted stock units will be expensed over the remaining vesting period based on a valuation as of the date of closing.

Certegy

On September 14, 2005, the Company entered into a definitive merger agreement with Certegy under which the Company and Certegy combined operations to form a single publicly traded company called Fidelity National Information Services, Inc. (NYSE:FIS). Certegy was a payment processing company headquartered in St. Petersburg, Florida. On January 26, 2006, Certegy's shareholders approved the Certegy Merger, which was subsequently consummated on February 1, 2006. The Company acquired Certegy to expand its share of the payment processing services industry and create synergies with many of its other product lines.

Under the terms of the Certegy Merger agreement, the Company was merged into a wholly owned subsidiary of Certegy in a tax-free merger, and all of the Company's outstanding stock was converted into Certegy common stock. As a result of the Certegy Merger:

- The Company's pre-merger shareholders owned approximately 67.4% of the Company's outstanding common stock immediately after the Certegy Merger, while Certegy's pre-merger shareholders owned approximately 32.6%;

- Immediately after the Certegy Merger, Old FNF and its subsidiaries owned approximately 51.0% of the Company's outstanding common stock; and

- The Company's board of directors was reconstituted so that a majority of the board consisted of directors designated by the Company's pre-merger shareholders.

In connection with the Certegy Merger, Certegy amended its articles of incorporation to increase the number of authorized shares of capital stock from 400 million shares to 800 million shares, with 600 million shares being designated as common stock and 200 million shares being designated as preferred stock. Additionally, Certegy amended its stock incentive plan to increase the total number of shares of common stock available for issuance under the current stock incentive plan by an additional 6 million shares, and to increase the limits on the number of options, restricted shares, and other awards that may be granted to any individual in any calendar year. These changes were approved by Certegy's shareholders on January 26, 2006.

As part of the Certegy Merger transaction, Certegy declared a $3.75 per share special cash dividend that was paid to Certegy's pre-merger shareholders. This dividend, totaling $236.6 million, was declared by Certegy prior to the consummation of the Certegy Merger.

Generally accepted accounting principles in the U.S. require that one of the two companies in the transaction be designated as the acquirer for accounting purposes. FIS has been designated as the accounting acquirer because immediately after the Certegy Merger its shareholders held more than 50% of the common stock of the combined company. As a result, the Certegy Merger has been accounted for as a reverse acquisition under the purchase method of accounting. Under this accounting treatment, the Company is considered the acquiring entity and Certegy is considered the acquired entity for financial reporting purposes. The financial statements of the combined company after the Certegy Merger reflect the Company's financial results on a historical basis and include the results of operations of Certegy from February 1, 2006.

The purchase price was based on the number of outstanding shares of common stock of Certegy on February 1, 2006, the date of consummation of the Certegy Merger, valued at $33.38 per share (which was the average of the trading price of Certegy common stock two days before and two days after the announcement of the Certegy Merger on September 15, 2005 of $37.13, less the $3.75 per share special dividend declared prior to closing). The purchase price also included the estimated fair value of Certegy's stock options and restricted stock units outstanding at the transaction date.

The total purchase price was as follows (in millions):

Value of Certegy's common stock	$2,121.0
Value of Certegy's stock options	54.2
Transaction costs	5.9
	$2,181.1

The purchase price has been allocated to Certegy's tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values as of February 1, 2006. Goodwill has been recorded based on the amount that the purchase price exceeds the fair value of the net assets acquired. The purchase price allocation is as follows (in millions):

Cash	$ 376.3
Trade and other receivables	241.2
Land, buildings, and equipment	72.4
Other assets	136.9
Computer software	131.6
Intangible assets	653.5
Goodwill	1,939.8
Liabilities assumed	(1,370.6)
Total purchase price	$ 2,181.1

The allocation of the purchase price to intangible assets, including computer software and customer relationships, is based on valuations performed as of the merger date.

The following table summarizes the liabilities assumed in the Certegy Merger (in millions):

Notes payable and capital lease obligations	$ 222.8
Deferred income taxes	210.5
Dividends payable	236.6
Dividend bridge loan	239.0
Liabilities associated with pension, SERP, and postretirement benefit plans	31.1
Estimated severance payments to certain Certegy employees	10.0
Estimated employee relocation and facility closure costs	11.6
Other merger related	28.5
Other operating liabilities	380.5
	$1,370.6

In connection with the Certegy Merger, the Company announced that it intended to terminate and settle the Certegy U.S. Retirement Income Plan (pension plan). The estimated impact of this settlement was reflected in the purchase price allocation as an increase in the pension liability, less the fair value of the pension plan assets, based on estimates of the total cost to settle the liability through the purchase of annuity contracts or lump sum settlements to the beneficiaries. The Company received an Internal Revenue Service (the "IRS") determination letter, dated July 26, 2007. The pension plan was terminated and the assets distributed during the fourth quarter of 2007. In addition to the pension plan obligation, the Company assumed liabilities for Certegy's Supplemental Executive Retirement Plan (the "SERP") and Postretirement Benefit Plan. The SERP was terminated and paid out during the first quarter of 2008. The total liability recorded as part of the purchase price allocation related to all three plans, net of the fair value of plan related assets, was $31.1 million.

The Company has evaluated the various lease agreements, vendor arrangements, and customer contracts of Certegy. This evaluation has resulted in the recognition of certain liabilities associated with exiting activities of the acquired company.

Also, the Certegy Merger triggered the performance criteria relating to performance stock option grants made in March 2005 and these awards vested when the trading value of the Company's stock remained above $31.27 for 45 consecutive trading days following the Certegy Merger. As a result, the Company recorded a charge of $24.1 million in the first quarter of 2006 and recorded an additional $0.4 million in the second quarter of 2006 relating to these options that became fully vested on April 7, 2006.

Pro Forma Results

Selected unaudited pro forma results of operations for years ended December 31, 2007 and 2006, assuming the eFunds Acquisition and Certegy Merger had occurred as of January 1, 2006, and using actual general and administrative expenses prior to the acquisition and merger, are presented for comparative purposes below (in thousands):

	2007	2006
Total revenues	$5,143,715	$4,687,493
Net earnings from continuing operations	$ 400,213	$ 127,505
Pro forma earnings per share — basic from continuing operations	$ 2.07	$ 0.67
Pro forma earnings per share — diluted from continuing operations	$ 2.04	$ 0.65

The December 31, 2006 pro forma results include pre-tax merger related costs recorded in January 2006 by Certegy of $79.7 million and a pre-tax charge of $24.5 million related to FIS performance-based stock compensation. The December 31, 2007 pro forma results include a pre-tax gain of $274.5 million on the sale of the investment in Covansys, and eFunds merger related costs of approximately $91.4 million, on a pre-tax basis.

Other acquisitions:

The following transactions with acquisition prices between $10 million and $100 million were completed by the Company during the period from January 1, 2006 through December 31, 2007. Purchase prices reflected in the table are net of cash acquired:

Name of Company Acquired	Date Acquired	Purchase Price
FastFunds Financial Corporation	February 1, 2006	$14.0 million
Proservvi Empreendimentos e Servicos Ltda.	July 17, 2006	$16.2 million
Watterson Prime, LLC	November 2, 2006	$10.4 million
Second Foundation, Inc.	February 15, 2007	$18.9 million
Espiel, Inc. and Financial Systems Integrators, Inc.	June 8, 2007	$43.3 million

Consolidated joint venture:

Banco Bradesco S.A. and Banco ABN AMRO Real

On March 28, 2006, the Company signed a definitive agreement to form a venture with Banco Bradesco S.A. and Banco ABN AMRO Real to provide comprehensive, fully outsourced card processing services to Brazilian card issuers. This venture positioned the Company as the leading third-party card processor in Brazil. The Company will make investments of approximately $118.5 million through 2008, including $54.0 million and $17.0 million already made in 2007 and 2006, respectively. The Company transferred ownership of its existing Brazilian card operation to the new venture. This venture is consolidated into the Company's financial statements based on the Company's controlling interest in the venture.

(7) Investment in Covansys Corporation

On September 15, 2004, Old FNF acquired 11 million shares of common stock, and warrants to purchase 4 million additional shares, of Covansys Corporation ("Covansys") common stock, a publicly traded U.S. based provider of application management and offshore outsourcing services with India-based operations, for $121.0 million in cash. Old FNF subsequently contributed the common stock and warrants to the Company which resulted in the Company owning approximately 29% of the common stock of Covansys. The Company accounted for the investment in common stock using the equity method of accounting. The accounting for the warrants was governed by the provisions of SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, and changes in the fair value of the warrants were recorded through equity in other comprehensive earnings.

On April 25, 2007, the board of directors of Covansys entered into an agreement with Computer Sciences Corporation ("CSC") under which CSC agreed to acquire Covansys for $34.00 per share in an all-cash transaction.

Prior to the merger closing, the Company sold 4.1 million shares of Covansys stock. The merger closed on July 3, 2007, and the Company exchanged its remaining 6.9 million shares of stock for cash, and 4.0 million warrants for cash, per the terms of the merger agreement. The Company received cash proceeds totaling $430.2 million and realized a pre-tax gain on sales of Covansys securities of $274.5 million in 2007.

(8) Property and Equipment

Property and equipment as of December 31, 2007 and 2006 consists of the following (in thousands):

	December 31, 2007	December 31, 2006
Land	$ 28,312	$ 20,735
Buildings	154,880	110,999
Leasehold improvements	59,272	52,932
Computer equipment	330,559	320,365
Furniture, fixtures, and other equipment	151,012	102,458
	724,035	607,489
Accumulated depreciation and amortization	(331,527)	(261,690)
	$ 392,508	$ 345,799

Depreciation and amortization expense on property and equipment amounted to $115.6 million, $97.7 million and $68.4 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company, through the Certegy Merger (Note 6), is the tenant of certain real property located in St. Petersburg, Florida (the "Florida Leased Property") pursuant to the terms of a synthetic lease agreement entered into by Certegy on December 30, 1999 (the "Florida Lease") with a variable interest entity (the "VIE"), as landlord. The term of the Florida Lease expires in 2009, but can be renewed through 2014. In accordance with certain provisions of FASB Interpretation No. 46 (revised 2003), *"Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51"* ("FIN 46"), the value of the property, equipment and debt related to the VIE is included in the Company's consolidated balance sheet at the fair value on the date of acquisition. At December 31, 2007 and 2006, respectively, the book value of the land, building and leasehold improvements related to the VIE which is included in the consolidated balance sheet was $26.6 million and $28.2 million, net of accumulated depreciation.

(9) Goodwill

Changes in goodwill, net of purchase accounting adjustments, during the years ended December 31, 2007 and 2006 are summarized as follows (in thousands):

	Transaction Processing Services	Lender Processing Services	Total
Balance, December 31, 2005	$ 706,432	$1,081,281	$1,787,713
Goodwill removed due to deconsolidation of FNRES	—	(20,339)	(20,339)
Goodwill acquired during 2006	1,969,956	210	1,970,166
Balance, December 31, 2006	$2,676,388	$1,061,152	$3,737,540
Goodwill disposed of due to sale of Property Insight	—	(17,072)	(17,072)
Goodwill acquired during 2007	1,572,289	34,074	1,606,363
Balance, December 31, 2007	$4,248,677	$1,078,154	$5,326,831

(10) Intangible Assets

Intangible assets, as of December 31, 2007, consisted of the following (in thousands):

	Cost	Accumulated Amortization	Net
Customer relationships	$1,392,231	$610,514	$ 781,717
Trademarks	249,726	861	248,865
	$1,641,957	$611,375	$1,030,582

Intangible assets, as of December 31, 2006, consisted of the following (in thousands):

	Cost	Accumulated Amortization	Net
Customer relationships	$1,217,603	$449,540	$ 768,063
Trademarks	241,915	—	241,915
	$1,459,518	$449,540	$1,009,978

Amortization expense for intangible assets with definite lives was $168.7 million, $175.6 million and $125.4 million for the years ended December 31, 2007, 2006 and 2005 respectively. Intangible assets, other than those with indefinite lives, are amortized over their estimated useful lives ranging from 5 to 10 years using accelerated methods. Estimated amortization expense for the next five years is $178.7 million for 2008, $148.2 million for 2009, $124.6 million for 2010, $97.7 million for 2011 and $78.0 million for 2012. Included in amortization in 2005 was a $9.3 million write-off of the carrying value of customer relationships which were terminated at one subsidiary in the LPS segment.

(11) Computer Software

Computer software as of December 31, 2007 and 2006 consisted of the following (in thousands):

	December 31, 2007	December 31, 2006
Software from business acquisitions	$ 437,974	$ 461,535
Capitalized software development costs	598,309	421,231
Purchased software	73,336	82,264
Computer software	1,109,619	965,030
Accumulated amortization	(334,468)	(324,215)
Computer software, net of accumulated amortization	$ 775,151	$ 640,815

Amortization expense for computer software was $177.8 million, $130.2 million and $91.7 million for the years ended December 31, 2007, 2006 and 2005 respectively. Included in amortization in 2007 was a $13.5 million write-off of the carrying value of impaired software at one subsidiary in the TPS segment.

(12) Deferred Contract Costs

A summary of deferred contract costs as of December 31, 2007 and 2006 was as follows (in thousands):

	December 31, 2007	December 31, 2006
Installations and conversions in progress	$ 85,459	$ 74,280
Installations and conversions completed, net	118,787	120,901
Other, net	52,606	38,815
Total deferred contract costs	$256,852	$233,996

Amortization of deferred contract costs was $34.8 million, $30.1 million and $14.2 million for the years ended December 31, 2007, 2006 and 2005 respectively.

(13) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities as of December 31, 2007 and 2006 consisted of the following (in thousands):

	December 31, 2007	December 31, 2006
Salaries and incentives	$ 61,788	$ 84,388
Accrued benefits and payroll taxes	36,917	36,556
Trade accounts payable	119,518	96,554
Reserve for claims and claims payable	57,801	21,084
Other accrued liabilities	330,155	281,434
Total accounts payable and accrued liabilities	$606,179	$520,016

(14) Long-Term Debt

Long-term debt as of December 31, 2007 and 2006 consisted of the following (in thousands):

	December 31, 2007	December 31, 2006
Term Loan A, secured, interest payable at LIBOR plus 1.25% (5.85% at December 31, 2007), quarterly principal amortization, maturing January 2012	$2,047,500	$ —
Term Loan B, secured, interest payable at LIBOR plus 1.75% (6.35% at December 31, 2007), quarterly principal amortization, maturing January 2014	1,596,000	—
Revolving Loan, secured, interest payable at LIBOR plus 1.00% (Eurocurrency Borrowings), Fed-funds plus 1.00% (Swingline Borrowings) or Prime plus 0.00% (Base Rate Borrowings) plus 0.25% facility fee (5.85%, 4.47% or 7.5% respectively at December 31, 2007), maturing January 2012. Total of $592 million unused as of December 31, 2007	308,000	—
Term Loan A Facility, repaid January 18, 2007	—	786,000
Term Loan B Facility, repaid January 18, 2007	—	1,730,000
Revolving credit facility, repaid January 18, 2007	—	159,920
Secured notes, net of discount, interest payable semiannually at 4.75%, due September 2008	198,221	195,893
Unsecured eFunds notes, interest payable semiannually at 5.39%, due September 2012	98,533	—
Other promissory notes with various interest rates and maturities	27,143	137,688
	4,275,397	3,009,501
Less current portion	(272,014)	(61,661)
Long-term debt, excluding current portion	$4,003,383	$2,947,840

On January 18, 2007, the Company entered into a credit agreement with JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender, and Letter of Credit Issuer, Bank of America, N.A., as Swing Line Lender, and other financial institutions party thereto (the "Credit Agreement"). The Credit Agreement replaced the Company's prior term loans and revolver as well as a $100 million settlement facility. As a result of the new credit agreement, the Company repaid the old credit agreement and recorded a charge of $27.2 million to write-off unamortized capitalized debt issuance costs. The Credit Agreement, which became secured as of September 12, 2007, provides for a committed $2.1 billion five-year term facility denominated in U.S. Dollars (the "Term Loan A") and a committed $900 million revolving credit facility (the "Revolving Loan") with a sublimit of $250 million for letters of credit and a sublimit of $250 million for swing line loans, maturing on the fifth anniversary of the closing date (the "Maturity Date"). The Revolving Loan is bifurcated into a $735 million multicurrency revolving credit loan (the "Multicurrency Tranche") that can be denominated in any combination of U.S. Dollars, Euro, British Pounds Sterling and Australian Dollars, and any other foreign currency in which the relevant lenders agree to make advances and a $165 million U.S. Dollar revolving credit loan that can be denominated only in U.S. Dollars. The swingline loans and letters of credit are available as a sublimit under the Multicurrency Tranche. In addition, the Credit Agreement originally provided for an uncommitted incremental loan facility in the maximum principal amount of $600 million, which would be made available only upon receipt of further commitments from lenders under the Credit Agreement sufficient to fund the amount requested by the Company. On July 30, 2007, the Company, along with the requisite lenders, executed an amendment to the existing Credit Agreement to facilitate the Company's acquisition of eFunds. The amendment permitted the issuance of up to $2.1 billion in additional loans, an increase from the foregoing $600 million. The amendment became effective September 12, 2007. On September 12, 2007, the Company entered into a joinder agreement to obtain a secured $1.6 billion tranche of term loans denominated in U.S. Dollars (the "Term Loan B") under the Credit Agreement, utilizing $1.6 billion of the $2.1 billion uncommitted incremental loan amount. The Term Loan B proceeds were used to finance the eFunds acquisition, and pay related fees and expenses. The Term Loan B will mature on January 18, 2014. Debt issuance costs of $25.9 million are capitalized at December 31, 2007 and will be amortized over the life of the agreement.

As of December 31, 2007, the Term Loan A balance was $2,047.5 million, the Term Loan B balance was $1,596.0 million and a total of $308.0 million was outstanding under the Revolving Loan. The obligations under the Credit Agreement have been jointly and severally, unconditionally guaranteed by certain domestic subsidiaries of the Company. Additionally, the Company and certain subsidiary guarantors other than eFunds pledged certain equity interests the Company and they held in other entities (including certain of the direct and indirect subsidiaries of the Company) as collateral security for the obligations under the credit facility and the guarantee. The pledge also serves to equally and ratably secure the obligations of the Company under the Company's outstanding 4.75% notes due 2008, discussed below.

The Company may borrow, repay and re-borrow amounts under the Revolving Loan from time to time until the maturity of the Revolving Loan. The Company must make quarterly principal payments under the Term Loan A in scheduled installments of: (a) $13.1 million per quarter from June 30, 2007 through December 31, 2008; (b) $26.3 million per quarter from March 31, 2009 through December 31, 2009; and (c) $52.5 million per quarter from March 31, 2010 through September 30, 2011, with the remaining balance of approximately $1.5 billion payable on the Maturity Date. The Company must make quarterly principal payments under the Term Loan B in scheduled installments of $4.0 million per quarter from December 31, 2007 through September 30, 2013 with the remaining balance of approximately $1.5 billion payable on January 18, 2014. As discussed in Item 1, the Company expects to exchange LPS, Inc. debt securities received in connection with the LPS, Inc. spin-off for the outstanding Term Loan B, which will immediately thereafter be retired.

In addition to the scheduled principal payments, the Term Loans are (with certain exceptions) subject to mandatory prepayment upon issuances of debt, casualty and condemnation events, and sales of assets, as well as from a percentage of excess cash flow (as defined in the Credit Agreement) between zero and fifty percent commencing with the cash flow for the year ended December 31, 2008. Voluntary prepayments of the Loans are generally permitted at any time without fee upon proper notice and subject to a minimum dollar requirement. Commitment reductions of the Revolving Loan are also permitted at any time without fee upon proper notice. The Revolving Loan has no scheduled principal payments, but it will be due and payable in full on the Maturity Date.

The outstanding balance of the Loans bears interest at a floating rate, which is an applicable margin plus, at the Company's option, either (a) the Eurocurrency (LIBOR) rate or (b) either (i) the federal funds rate or (ii) the prime rate. The applicable margin is subject to adjustment based on a leverage ratio (total indebtedness to EBITDA of the Company and its consolidated subsidiaries, as further defined in the Credit Agreement). Alternatively, the Company has the ability to request the lenders to submit competitive bids for one or more advances under the Revolving Loan.

The Credit Agreement contains affirmative, negative and financial covenants customary for financings of this type, including, among other things, limits on the creation of liens, limits on the incurrence of indebtedness, restrictions on investments and dispositions, a prohibition on the payment of dividends and other restricted payments if an event of default has occurred and is continuing or would result therefrom, a minimum interest coverage ratio and a maximum leverage ratio. Upon an event of default, the Administrative Agent can accelerate the maturity of the loan. Events of default include conditions customary for such an agreement, including failure to pay principal and interest in a timely manner and breach of certain covenants. These events of default include a cross-default provision that permits the lenders to declare the Credit Agreement in default if (i) the Company fails to make any payment after the applicable grace period under any indebtedness with a principal amount in excess of

$150 million or (ii) the Company fails to perform any other term under any such indebtedness, as a result of which the holders thereof may cause it to become due and payable prior to its maturity. The Company was in compliance with all covenants related to the Credit Agreement at December 31, 2007.

Both the Credit Agreement and the 4.75% notes referred to below are equally and ratably secured by a pledge of equity interests in the Company's subsidiaries, subject to certain exceptions for subsidiaries not required to be pledged. As of December 31, 2007, the shares of subsidiaries representing less than 10% of the Company's net assets were subject to such pledge.

Through the Certegy Merger, the Company has an obligation to service $200.0 million (aggregate principal amount) of secured 4.75% fixed-rate notes due in 2008. The notes were recorded in purchase accounting at a discount of $5.7 million, which is being amortized over the term of the notes. The notes accrue interest at a rate of 4.75% per year, payable semi-annually in arrears on each March 15 and September 15. The notes include customary events of default, including a cross-default provision that permits the trustee or the holders of at least 25% of the Notes to declare the Notes in default if (i) the Company fails to make any payment after the applicable grace period under any indebtedness with a principal amount in excess of $10 million or (ii) the Company fails to perform any other term under any such indebtedness, as a result of which the holders thereof have caused it to become due and payable prior to its maturity.

Through the eFunds acquisition on September 12, 2007, the Company assumed $100.0 million in long-term notes payable previously issued to eFunds (the "eFunds Notes") (Note 6). Subsequent to year-end, the Company redeemed the eFunds Notes for a total of $109.3 million, which includes a make-whole premium of $9.3 million. The Company completed the redemption on February 26, 2008.

The Company has entered into the following interest rate swap transactions converting a portion of its interest rate exposure on the Term Loans from variable to fixed (in millions):

Effective Date	Termination Date	Notional Amount	Bank Pays Variable Rate of(1)	The Company pays Fixed Rate of(2)
April 11, 2005	April 11, 2008	$ 150.0	1 Month Libor	4.39%
April 11, 2005	April 11, 2008	145.0	1 Month Libor	4.37%
April 11, 2005	April 11, 2008	55.0	1 Month Libor	4.37%
April 11, 2007	April 11, 2010	850.0	1 Month Libor	4.92%
October 11, 2007	October 11, 2009	1,000.0	1 Month Libor	4.73%
December 11, 2007	December 11, 2009	250.0	1 Month Libor	3.80%
December 11, 2007	December 11, 2010	750.0	1 Month Libor	3.85%
		$3,200.0		

(1) 4.60% as of December 31, 2007.

(2) In addition to the fixed rates paid under the swaps, the Company pays an applicable margin to its bank lenders on the Revolving Loan and the Term Loan A of 1.25% and the Term Loan B of 1.75%.

The Company has designated these interest rate swaps as cash flow hedges in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. The estimated fair value of these cash flow hedges results in a liability of $41.2 million and an asset of $4.9 million, as of December 31, 2007 and 2006, respectively, which is included in the accompanying consolidated balance sheets in other noncurrent assets or liabilities and as a component of accumulated other comprehensive earnings, net of deferred taxes. A portion of the amount included in accumulated other comprehensive earnings is reclassified into interest expense as a yield adjustment as interest payments are made on the Term Loans.

The Company's existing cash flow hedges are highly effective and there is no current impact on earnings due to hedge ineffectiveness. It is the policy of the Company to execute such instruments with credit-worthy banks and not to enter into derivative financial instruments for speculative purposes.

Principal maturities of long-term debt at December 31, 2007 for the next five years and thereafter are as follows (in thousands):

2008	272,014
2009	142,850
2010	226,000
2011	173,500
2012	1,945,033
Thereafter	1,516,000
Total	$4,275,397

(15) Income Taxes

Income tax expense (benefit) attributable to continuing operations for the years ended December 31, 2007, 2006 and 2005 consists of the following (in thousands):

	2007	2006	2005
Current provision (benefit):			
Federal	$240,122	$102,067	$ 62,183
State	37,853	20,641	12,440
Foreign	4,620	4,922	(9,114)
Total current provision	$282,595	$127,630	$ 65,509
Deferred provision (benefit):			
Federal	$ 14,766	$ 8,421	$ 22,827
State	(861)	765	3,172
Foreign	4,030	2,416	15,558
Total deferred provision	17,935	11,602	41,557
Total provision for income taxes	$300,530	$139,232	$107,066

The provision for income taxes is based on pre-tax income from continuing operations, which is as follows (in thousands):

	2007	2006	2005
United States	$773,082	$350,249	$280,954
Foreign	39,163	24,323	6,857
Total	$812,245	$374,572	$287,811

Total income tax expense for the years ended December 31 was allocated as follows (in thousands):

	2007	2006	2005
Tax expense per statements of earnings	$300,530	$139,232	$107,066
Tax expense on equity in earnings of unconsolidated subsidiaries	503	3,296	3,191
Tax expense attributable to discontinued operations	29,812	10,918	9,019
Unrealized gain (loss) on Covansys Warrants	(4,257)	6,457	(2,200)
Unrealized gain (loss) on interest rate swaps	(16,825)	(111)	2,000
Unrealized gain on other investments	98	—	—
Unrealized (loss) gain on foreign currency translation	9,696	(21)	—
Pension liability adjustment	(682)	(2,757)	(920)
Total income tax expense (benefit) allocated to other comprehensive income	(11,970)	3,568	(1,120)
Tax benefit from exercise of stock options	(56,620)	(31,212)	—
Total income tax expense	$262,255	$125,802	$118,156

A reconciliation of the federal statutory income tax rate to the Company's effective income tax rate for the years ended December 31, 2007, 2006 and 2005 is as follows (in thousands):

	2007	2006	2005
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes	4.8	5.7	5.6
Federal benefit of state taxes	(1.7)	(2.1)	(2.1)
Other	(1.1)	(1.4)	(1.3)
Effective income tax rate	37.0%	37.2%	37.2%

The significant components of deferred income tax assets and liabilities at December 31, 2007 and 2006 consist of the following (in thousands):

	2007	2006
Deferred income tax assets:		
Deferred revenue	$ 82,528	$ 78,322
Net operating loss carryforwards	64,589	42,085
Employee benefit accruals	47,163	63,333
Accruals and Reserves	27,084	29,448
Allowance for doubtful accounts	17,332	10,562
Foreign tax credit carryforwards	12,445	12,746
Investment	10,973	—
Other	12,252	6,661
Total gross deferred income tax assets	274,366	243,157
Less valuation allowance	(12,826)	(8,296)
Total deferred income tax assets	261,540	234,861
Deferred income tax liabilities:		
Amortization of goodwill and intangible assets	410,169	381,052
Deferred contract costs	90,553	65,544
Depreciation	26,074	50,518
Investment	—	23,230
Other	9,618	2,382
Total deferred income tax liabilities	536,414	522,726
Net deferred income tax liability	$274,874	$287,865

Deferred income taxes have been classified in the consolidated balance sheets as of December 31, 2007 and 2006 as follows (in thousands):

	2007	2006
Current assets	$120,098	$108,398
Noncurrent liabilities	394,972	396,263
Net deferred income tax liability	$274,874	$287,865

Management believes that based on its historical pattern of taxable income, the Company will produce sufficient income in the future to realize its deferred income tax assets. A valuation allowance is established for any portion of a deferred income tax asset if management believes it is more likely than not that the Company will not be able to realize the benefits or portion of a deferred income tax asset. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of deferred income tax asset that is realizable.

As of December 31, 2007 and 2006 the Company had income taxes receivable of $32.2 million and $1.8 million, respectively.

At December 31, 2007 and 2006, the Company has federal, state and foreign net operating loss carryforwards resulting in deferred tax assets of $65.0 million and $42.0 million, respectively. The federal net operating losses result in deferred tax assets at December 31, 2007 and 2006 of $13.6 million and $17.5 million, respectively, which expire between 2019 and 2024. The Company anticipates fully utilizing these net operating losses prior to expiration. The Company also has state net operating loss carryforwards resulting in a deferred tax asset of $5.3 million at December 31, 2007. The Company has a full valuation allowance against this amount at December 31, 2007. The Company has foreign net operating loss carryforwards resulting in deferred tax assets at December 31, 2007 and 2006 of $45.6 million and $24.4 million, respectively. The Company has valuation allowances against these net operating losses at December 31, 2007 and 2006 of $5.2 million and $6.0 million, respectively. At December 31, 2007 and 2006, the Company had foreign tax credit carryovers of $12.4 million and $12.7 million, respectively, which expire between 2010 and 2025. As of December 31, 2007 and 2006, the Company has a valuation allowance against $2.3 million of foreign tax credits that the Company's management believes it is more likely than not that it will not realize the benefit.

As of January 1, 2005, the IRS selected the Company to participate in the Compliance Assurance Process (CAP) which is a real-time audit for 2005 and future years. The IRS has completed its review for years 2002-2006 which resulted in an immaterial adjustment for tax year 2004 related to a temporary difference and no changes to any other tax year. Tax years 2007 and 2008 are currently under audit by the IRS. Currently management believes the ultimate resolution of the 2007 and 2008 examinations will not result in a material adverse effect to the Company's financial position or results of operations.

The Company provides for United States income taxes on earnings of foreign subsidiaries unless they are considered permanently reinvested outside the United States. At December 31, 2007, the cumulative earnings on which United States taxes have not been provided for were $159.0 million. If these earnings were repatriated to the United States, they would generate foreign tax credits that could reduce the federal tax liability associated with the foreign dividend.

The 2007 calendar year is the first year the Company is required to adopt FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). As a result of the adoption, the Company had no change to reserves for uncertain tax positions. Interest and penalties on accrued but unpaid taxes are classified in the consolidated financial statements as income tax expense.

The following table reconciles the gross amounts of unrecognized gross tax benefits at the beginning and end of the period (in thousands):

	Gross Amount
Amounts of unrecognized tax benefits at January 1, 2007	$11,825
Decreases as a result of tax positions taken in a prior period	(3,749)
Increases as a result of tax positions taken in a prior period	15,667
Amount of unrecognized tax benefit at December 31, 2007	$23,743
Amount of decreases due to lapse of the applicable statute of limitations	$(3,429)
Amount of decreases due to change of position	$ (320)

Included in the balance of unrecognized tax benefits at December 31, 2007 are potential benefits of $5.4 million that, if recognized, would affect the effective tax rate on income from continuing operations.

The total amount of interest expense recognized in the consolidated and combined statements of earnings for unpaid taxes is $1.4 million for the year ended December 31, 2007. The total amount of interest and penalties recognized in the consolidated balance sheet is $8.4 million at December 31, 2007.

Due to the expiration of various statutes of limitation in the next twelve months, an estimated $3 million of gross unrecognized tax benefits may be recognized during that twelve month period.

The Company and its subsidiaries are subject to U.S. Federal income tax as well as income tax of multiple state and foreign jurisdictions. The Company has been audited by the IRS over recent years and examinations for all years prior to 2007 have been closed or the statutes have expired. The Company is currently under IRS audit for the 2007 and 2008 tax years. Substantially all material foreign income tax return matters have been concluded through 2000. Substantially all state income tax returns have been concluded through 2003.

(16) Commitments and Contingencies

Litigation

In the ordinary course of business, the Company is involved in various pending and threatened litigation matters related to operations, some of which include claims for punitive or exemplary damages. The Company believes that no actions, other than the matters listed below, depart from customary litigation incidental to its business. As background to the disclosure below, please note the following:

- These matters raise difficult and complicated factual and legal issues and are subject to many uncertainties and complexities.
- The Company reviews these matters on an on-going basis and follows the provisions of Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies* ("SFAS 5"), when making accrual and disclosure decisions. When assessing reasonably possible and probable outcomes, the Company bases decisions on the assessment of the ultimate outcome following all appeals.

Grace & Digital Information Technology Co., Ltd.

The Company and certain of its employees were named as defendants in a civil lawsuit brought by Grace & Digital Information Technology Co., Ltd. ("Grace"). Grace was a sales agent engaged by Alltel Information Services, Inc. ("AIS") in June of 2001. In March of 2002 (before AIS was acquired by the Company) Grace's contract was terminated because it was no longer providing sales agent services. In May of 2004, Grace asserted a claim against the Company for unpaid sales commissions, and filed suit later that same year. The case was subsequently dismissed and re-filed in March of 2006. In the second filing, Grace alleged damages caused by breach of contract, violation of the Racketeer Influenced and Corrupt Organizations ("RICO") Act and violation of the Foreign Corrupt Practices Act ("FCPA"). Grace's FCPA and RICO allegations prompted inquiries by both the SEC and the U.S. Department of Justice. The Company vigorously defended Grace's civil lawsuit, and in March of 2007 the court dismissed the RICO claims with prejudice and struck Grace's FCPA allegations. The parties subsequently settled the remaining breach of contract claim at court-ordered mediation in April of 2007. The U.S. Department of Justice closed its investigation with no action being taken against the Company. The Company is awaiting a final determination from the SEC.

Driver's Privacy Protection Act

A putative class action lawsuit styled Richard Fresco, et al. v. Automotive Directions, Inc. et al., was filed against eFunds and seven other non-related parties in the U.S. District Court for the Southern District of Florida. The complaint alleged that eFunds purchased motor vehicle records that were used for marketing and other purposes that are not permitted under the Federal Driver's Privacy Protection Act ("DPPA"). The plaintiffs sought statutory damages, plus costs, attorney's fees and injunctive relief. eFunds and five of the other seven defendants settled the case with the plaintiffs. That settlement was preliminarily approved by the court over the objection of a group of Texas drivers and motor vehicle record holders and is awaiting final approval. The objectors filed two class action complaints styled Sharon Taylor, et al. v. Biometric Access Company et al. and Sharon Taylor, et al. v. Acxiom et al. in the U.S. District Court for the Eastern District of Texas alleging similar violations of the DPPA. The Acxiom action is filed against eFunds subsidiary ChexSystems, Inc., while the Biometric suit is filed against Certegy Check

Services, Inc. ChexSystems filed a motion to dismiss or stay the action based upon the earlier settlement which was granted. The action against Certegy Check Services, Inc. was voluntarily dismissed in February of 2008.

Employee Data Theft

On July 3, 2007, the Company announced that a database administrator had misappropriated consumer information. To date, the Company has seen no evidence of the stolen information being used for anything other than marketing purposes. Nevertheless, multiple putative class action lawsuits were filed against the Company seeking monetary damages. Those class actions were settled in January of 2008. In February of 2008, the court indicated that preliminary approval of the settlement would be granted, but a formal written order has not yet been entered.

Indemnifications and Warranties

The Company often indemnifies its customers against damages and costs resulting from claims of patent, copyright, or trademark infringement associated with use of its software through software licensing agreements. Historically, the Company has not made any payments under such indemnifications, but continues to monitor the conditions that are subject to the indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses when they are estimable. In addition, the Company warrants to customers that its software operates substantially in accordance with the software specifications. Historically, no costs have been incurred related to software warranties and none are expected in the future, and as such no accruals for warranty costs have been made.

As a condition to the FNT Distribution, Old FNF received a ruling from the Internal Revenue Service and an opinion from a nationally recognized accounting firm, together to the effect that the FNT Distribution would be tax free for both Old FNF and the stockholders of Old FNF under Section 355 and related provisions of the Internal Revenue Code. The FNT Distribution would become taxable to Old FNF (and to the Company, its successor after the FNF Merger) pursuant to Section 355(e) of the Internal Revenue Code if 50% or more of the shares of either Old FNF common stock (taking into account the Company's common stock, as successor to Old FNF after the merger) or 50% or more of the FNT common stock were acquired, directly or indirectly, as part of a plan or series of related transactions that included the FNT Distribution. Because the Old FNF stockholders owned more than 50% of the Company's common stock following the FNF Merger, the merger, standing alone, would not cause the distribution to be taxable to Old FNF under Section 355(e). However, if the Internal Revenue Service successfully asserted that acquisitions of Old FNF common stock or the Company's common stock, either before or after the distribution, were part of a plan or series of related transactions that included the FNT Distribution, such determination would likely result in the recognition of gain by Old FNF under Section 355(e) taking into account that the merger resulted in an acquisition of approximately 49% of the stock of the Company pursuant to a plan that includes the FNT Distribution. Under tax disaffiliation agreements executed by the parties, FNT would generally be required to indemnify the Company (as successor to Old FNF after the merger) against tax-related losses to the Company that arise if the distribution were to become taxable under Section 355(e). However, the Company would be required to indemnify FNT if the Company had taken certain actions within its control that caused the FNT Distribution to be taxable. If Section 355(e) were to cause the FNT Distribution to be taxable to Old FNF and indemnifiable by FNT or the Company, the FNT Distribution would remain tax free to Old FNF's stockholders, assuming the other requirements of Section 355 were otherwise satisfied.

Escrow Arrangements

In conducting title agency, closing and 1031 exchange services operations, the Company routinely holds customers' assets in escrow, pending completion of real estate transactions. Certain of these amounts are maintained in segregated bank accounts and have not been included in the accompanying consolidated balance sheets. The

Company has a contingent liability relating to proper disposition of these balances, which amounted to $1,926.8 million at December 31, 2007. As a result of holding these customers' assets in escrow, the Company has ongoing programs for realizing economic benefits during the year through favorable borrowing and vendor arrangements with various banks. There were no loans outstanding as of December 31, 2007 and these balances were invested in short term, high grade investments that minimize the risk to principal.

Leases

The Company leases certain of its property under leases which expire at various dates. Several of these agreements include escalation clauses and provide for purchases and renewal options for periods ranging from one to five years.

Future minimum operating lease payments for leases with remaining terms greater than one year for each of the years in the five years ending December 31, 2012, and thereafter in the aggregate, are as follows (in thousands):

2008	83,382
2009	63,060
2010	35,269
2011	21,598
2012	14,860
Thereafter	30,869
Total	$249,038

In addition, the Company has operating lease commitments relating to office equipment and computer hardware with annual lease payments of approximately $16.0 million per year which renew on a short-term basis.

Rent expense incurred under all operating leases during the years ended December 31, 2007, 2006 and 2005 was $106.4 million, $81.5 million and $61.1 million, respectively.

Data Processing and Maintenance Services Agreements. The Company has agreements with various vendors, which expire between 2008 and 2017, for portions of its computer data processing operations and related functions. The Company's estimated aggregate contractual obligation remaining under these agreements was approximately $888.3 million as of December 31, 2007. However, this amount could be more or less depending on various factors such as the inflation rate, the introduction of significant new technologies, or changes in the Company's data processing needs.

(17) Employee Benefit Plans

Stock Purchase Plan

Prior to the Certegy Merger (Note 6), FIS employees participated in the Fidelity National Financial, Inc. Employee Stock Purchase Plan (ESPP). Subsequent to the Certegy Merger, the Company instituted its own plan with the same terms as the Fidelity National Financial, Inc. plan. Under the terms of both plans and subsequent amendments, eligible employees may voluntarily purchase, at current market prices, shares of FNF's (prior to the Certegy Merger) or FIS's (post Certegy Merger) common stock through payroll deductions. Pursuant to the ESPP, employees may contribute an amount between 3% and 15% of their base salary and certain commissions. Shares purchased are allocated to employees based upon their contributions. The Company contributes varying matching amounts as specified in the ESPP. The Company recorded an expense of $15.2 million, $13.1 million and $11.1 million, respectively, for the years ended December 31, 2007, 2006 and 2005 relating to the participation of FIS employees in the ESPP.

401(k) Profit Sharing Plan

The Company's employees are covered by a qualified 401(k) plan. Prior to the Certegy Merger, this plan was sponsored by FNF. Eligible employees may contribute up to 40% of their pretax annual compensation, up to the amount allowed pursuant to the Internal Revenue Code. The Company generally matches 50% of each dollar of employee contribution up to 6% of the employee's total eligible compensation. The Company recorded $20.3 million, $19.0 million and $15.7 million, respectively, for the years ended December 31, 2007, 2006 and 2005 relating to the participation of FIS employees in the 401(k) plan.

Stock Option Plans

In 2005, the Company adopted the FIS 2005 Stock Incentive Plan (the "Plan"). As of December 31, 2007 and 2006, there were 2,554,373 and 6,726,667 options outstanding under this plan, respectively, at a strike price of $15.63 per share (as adjusted for the .6396 exchange ratio in the Certegy transaction). These stock options were granted at the fair value of the Company's stock on the grant date based on the price for which the Company sold 32 million shares (a 25% interest) to the financial sponsors in the recapitalization transaction on March 9, 2005. The Plan provides for the grant of stock options and restricted stock, representing up to 10,371,892 shares. The options granted thus far under this plan have a term of 10 years and vest over either a 4 or 5 year period (the "time-based options") on a quarterly basis or based on specific performance criteria (the "performance-based options"). The time-based options vest with respect to $1/16$ or $1/20$ of the total number of shares subject to such time-based options on the last day of each fiscal quarter. The performance-based options vest for certain key employees in the event of a change in control or after an initial public offering solely if one of the following targets shall be met: (a) 50% of the total number of shares subject to such performance based options vest if the public trading value of a share of common stock equals at least $27.36 and (b) 100% of the total number of shares subject to such performance based options will vest if the public trading value of a share of common stock equals at least $31.27, provided the optionee's service has not terminated prior to the applicable vesting date. For the remaining employees, vesting of the performance-based options occurs in the event of a change in control or an initial public offering and if the public trading value of common stock equals at least $31.27 provided the optionee's service with FIS has not terminated prior to the applicable vesting date.

Through the Certegy Merger, the Company assumed the Certegy Inc. Stock Incentive Plan that provides for the issuance of qualified and non-qualified stock options to officers and other key employees at exercise prices not less than market on the date of grant. All options and awards outstanding prior to the Certegy Merger under the Certegy Plan were fully vested as of the Certegy Merger date. As part of the Certegy Merger, the Certegy shareholders approved amendments to the plan and approved an additional 6.0 million shares to be made available under the plan. During the year ended December 31, 2007 and the period from February 1, 2006 through December 31, 2006, the Company granted 4,735,500 and 4,693,000 options under this plan, respectively. There were 11,412,777 and 7,773,588 options outstanding under this plan at December 31, 2007 and 2006, respectively.

On November 9, 2006, as part of the closing of the FNF Merger, the Company assumed certain options and restricted stock grants that the Company's employees and directors held in FNF under certain FNF stock option plans. The Company assumed 2,731,770 options to replace approximately 4.9 million outstanding FNF options per the FNF Merger agreement. The Company also assumed 0.1 million shares of restricted stock.

On September 12, 2007, as part of the closing of the eFunds acquisition, the Company assumed certain vested and unvested options and restricted stock units that the employees of eFunds held as of the acquisition date in the eFunds stock option plans. The Company assumed 2,182,991 options and 0.1 million restricted stock units.

Certain FIS employees were participants in FNF's stock-based compensation plans prior to the FNF Merger, which provide for the granting of incentive and nonqualified stock options, restricted stock and other stock-based incentive awards for officers and key employees. Grants of incentive and nonqualified stock options under these plans have generally provided that options shall vest equally over three years and generally expire ten years after their original date of grant. All options granted under these plans have an exercise price equal to the market value of the underlying common stock on the date of grant. There were no FNF options granted to FIS employees under these plans in the years ended December 31, 2007 and 2006. The Company recorded expense relating to these options and restricted stock of $6.4 million, $3.8 million and $15.4 million in the years ended December 31, 2007, 2006 and 2005, respectively. All FNF options and restricted stock for which the Company now records expense were converted into FIS options and restricted stock in the FNF Merger noted above.

The following schedule summarizes the stock option activity for the years ended December 31, 2007 and 2006:

	Shares	Weighted Average Exercise Price
Balance, December 31, 2005	8,985,421	$15.63
Assumed in Certegy Merger	4,419,788	27.23
Assumed in the FNF Merger	2,731,770	25.72
Granted	4,693,000	39.75
Exercised	(3,511,075)	20.05
Cancelled	(241,283)	15.89
Balance, December 31, 2006	17,077,621	$26.02
Assumed in eFunds acquisition	2,182,991	28.47
Granted	4,735,500	42.55
Exercised	(6,540,089)	18.18
Cancelled	(157,988)	20.07
Balance, December 31, 2007	17,298,035	$33.22

The intrinsic value of options exercised during the years ended December 31, 2007 and 2006 was $179.3 million and $68.1 million, respectively. There were no options exercised during the year ended December 31, 2005.

The following table summarizes information related to stock options outstanding and exercisable as of December 31, 2007:

	Outstanding Options				Exercisable Options			
Range of Exercise Price	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Intrinsic Value at December 31, 2007 (In thousands)	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Intrinsic Value at December 31, 2007 (In thousands)
$ 0.00 - $16.00	2,798,406	6.85	$15.08	$ 74,185	1,495,003	6.56	$14.60	$ 40,355
$16.01 - $25.00	1,176,723	3.94	20.44	24,885	1,162,749	3.91	20.41	24,622
$25.01 - $30.00	1,437,209	5.33	28.43	18,912	1,357,325	5.17	28.47	17,805
$30.01 - $35.00	2,463,220	6.25	31.57	24,688	1,590,378	5.32	31.91	15,391
$35.01 - $37.50	215,957	8.50	36.42	1,117	31,995	8.24	36.99	147
$37.51 - $40.00	1,831,761	5.20	39.45	3,916	545,630	5.05	39.41	1,188
$40.01 - $42.50	2,665,500	7.34	40.82	2,042	806,626	7.34	40.89	568
$42.51 - $45.00	4,685,500	6.97	42.57	—	—	—	—	—
$45.01 - $125.34	23,759	0.39	58.85	—	23,759	0.39	58.85	—
$ 0.00 - $125.34	17,298,035	6.39	$33.22	$149,745	7,013,465	5.53	$27.38	$100,076

The Company accounts for stock-based compensation using the fair value recognition provisions of SFAS No. 123R, *Share-Based Payment* ("SFAS 123R") effective as of January 1, 2006. Prior to January 1, 2006, the Company accounted for stock-based compensation using the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123") which the Company adopted on January 1, 2003 under the prospective method as permitted by SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure* ("SFAS No. 148"). Under this method, stock-based employee compensation cost was recognized from the beginning of 2003 as if the fair value method of accounting had been used to account for all employee awards granted, modified, or settled in years beginning after December 31, 2002. The Company has provided for total stock compensation expense of $39.0 million, $50.1 million and $20.4 million for 2007, 2006 and 2005, respectively, which is included in selling, general, and administrative expense in the Consolidated and Combined Statements of Earnings. The year ended December 31,2007 included stock compensation expense of $2.2 million relating to the acceleration of option vesting upon termination of certain employees during the year. The year ended 2006 included stock compensation expense of $24.5 million relating to the FIS performance based options granted on March 9, 2005 for which the performance and market based criteria for vesting were met during the period and a $6.1 million charge relating to the acceleration of option vesting per the FNF Merger agreement. There was no material impact of adopting SFAS No. 123R as all options related to the Company's employees from FNF grants that had been accounted for under other methods were fully vested as of December 31, 2005. All grants of FIS options have been accounted for under fair value accounting under SFAS 123 or SFAS 123R.

The fair value relating to the time-based options granted by the Company in 2005 was estimated using a Black-Scholes option-pricing model, while the fair value relating to the performance-based options was estimated using a Monte-Carlo option pricing model due to the vesting characteristics of those options, as discussed above. The following assumptions were used for the 4,798,747 time-based options granted in 2005; the risk free interest rate was 4.2%, the volatility factor for the expected market price of the common stock was 44%, the expected dividend yield was zero and weighted average expected life was 5 years. The fair value of each time-based option was $6.79. Since the Company was not publicly traded when these FIS options were issued, the Company relied on industry peer data to determine the volatility assumption, and for the expected life assumption, the Company used an average of several methods, including FNF's historical exercise history, peer firm data, publicly available industry data and the Safe Harbor approach as stated in the SEC Staff Accounting Bulletin 107. The following assumptions were used for the valuation of the 4,199,466 performance-based options granted in 2005: the risk free interest rate was 4.2%, the volatility factor for the expected market price of the common stock was 44%, the expected dividend yield was zero and the objective time to exercise was 4.7 years with an objective in the money assumption of 2.95 years. It was also expected that the initial public offering assumption would occur within a 9 month period from grant date. The fair value of the performance-based options was calculated to be $5.85.

The fair value for FIS options granted in 2006 was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions. The risk free interest rate used in the calculation is the rate that corresponds to the weighted average expected life of an option. The risk free interest rate used for options granted during 2006 was 4.9%. A volatility factor for the expected market price of the common stock of 30% was used for options granted in 2006. The expected dividend yield used for 2006 was 0.5%. A weighted average expected life of 6.4 years was used for 2006. The weighted average fair value of each option granted during 2006 was $15.52.

The fair value for FIS options granted in 2007 was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions. The risk free interest rate used in the calculation is the rate that corresponds to the weighted average expected life of an option. The risk free interest rate used for options granted during 2007 was 3.5%. A volatility factor for the expected market price of the common stock of 25% was used for options granted in 2007. The expected dividend yield used for 2006 was 0.5%. A weighted average expected life of 5.8 years was used for 2007. The weighted average fair value of each option granted during 2007 was $12.60.

At December 31, 2007 and 2006, the total unrecognized compensation cost related to non-vested stock awards is $123.4 million and $86.1 million, respectively, which is expected to be recognized in pre-tax income over a weighted average period of 1.8 years and 1.9 years, respectively.

The Company intends to limit dilution caused by option exercises, including anticipated exercises, by repurchasing shares on the open market or in privately negotiated transactions. On October 25, 2006, the Company's Board of Directors approved a plan authorizing the repurchase of up to $200 million worth of the Company's common stock. During 2007 and 2006, the Company repurchased 1,633,911 shares and 4,261,200 shares, respectively, at an average price of $49.15 and $37.60, respectively.

Defined Benefit Plans

Certegy Pension Plan

In connection with the Certegy Merger, the Company announced that it was going to terminate and settle the Certegy U.S. Retirement Income Plan ("USRIP"). The estimated impact of this settlement was reflected in the purchase price allocation as an increase in the pension liability, less the fair value of the pension plan assets, based on estimates of the total cost to settle the liability through the purchase of annuity contracts or lump sum settlements to the beneficiaries. The final USRIP settlement occurred during the fourth quarter of 2007 and was paid by the participant electing to take a lump-sum payment of their accrued benefit or receiving an annuity contract for their remaining benefit. The aggregate settlement value was $73.5 million. In addition the Company amended the Supplemental Executive Retirement Plan ("SERP") to effectively freeze the benefits entitled under the plan resulting in a curtailment and settlement of that plan at December 31, 2007. The liabilities of that plan were then paid out in February 2008.

A reconciliation of the changes in the fair value of plan assets of the USRIP for the year ended December 31, 2007 and the period from February 1, 2006 through December 31, 2006 is as follows (in thousands):

Fair value of plan assets at acquisition date	$ 57,369
Actual return on plan assets	8,200
Benefits paid	(797)
Fair value of plan assets at December 31, 2006	$ 64,772
Actual return on plan assets	4,831
Employer contributions	5,238
Settlements	(73,490)
Benefits paid	(1,351)
Fair value of plan assets at December 31, 2007	$ —

Benefits paid in the above table include only those amounts paid directly from plan assets.

A reconciliation of the changes in the benefit obligations under the USRIP and SERP for the year ended December 31, 2007 and the period from February 1, 2006 through December 31, 2006 is as follows (in thousands):

Benefit obligations as of acquisition date	$ 87,142
Service cost	131
Interest cost	3,826
Actuarial gain	(3,130)
Benefits paid	(2,498)
Benefit obligations at December 31, 2006	$ 85,471
Service cost	—
Interest cost	4,121
Actuarial gain	(3,024)
Curtailments	(4,825)
Settlements	(70,026)
Benefits paid	(1,351)
Benefit obligations at December 31, 2007	$ 10,366
Accumulated benefit obligations at December 31, 2007	$ 10,366

The unfunded status of the SERP at December 31, 2007 was a liability of $10.4 million and this liability was paid in full on February 1, 2008.

Net periodic benefit gain for the plans includes the following components for the year ended December 31, 2007 and period from February 1, 2006 to December 31, 2006 (in thousands):

	Retirement Plans 2007
Interest cost	$(4,121)
Expected return on plan assets	4,185
Recognized actuarial gain due to curtailment/settlement	12,065
Recognized actuarial loss	(115)
Net periodic benefit gain	$12,014

	2006
Service cost	$ (131)
Interest cost	(3,423)
Expected return on plan assets	4,440
Net periodic benefit gain	$ 886

The weighted-average assumptions used to determine periodic benefit gain for the year ended December 31, 2007 and 2006 are as follows:

	USRIP 2007	SERP 2007
Discount rate	4.69%	5.40%
Expected long-term return on plan assets	6.5%	N/A
Rate of compensation increase	N/A	5.00%

	2006	2006
Discount rate	4.75%	5.40%
Expected long-term return on plan assets	8.5%	N/A
Rate of compensation increase	N/A	5.00%

Information about the employer contributions and benefit payments for the USRIP and the SERP is as follows (in thousands):

	Retirement Plans
Benefit Payments:	
2007 benefit payouts and settlement of the USRIP	$74,841
2008 settlement of the SERP	$10,366

The Company also contributed approximately $5.2 million to the USRIP during 2007 in order to fully settle and liquidate all plan liabilities.

Kordoba

In connection with the Kordoba acquisition, the Company assumed Kordoba's unfunded, defined benefit plan obligations. These obligations relate to retirement benefits to be paid to Kordoba's employees upon retirement. On December 31, 2007, 2006 and 2005, the projected benefit obligation is as follows (in thousands):

Projected benefit obligation as of December 31, 2004	$17,956
Service costs	1,196
Interest costs	853
Benefit payments	(148)
Actuarial adjustment and foreign currency loss, net	3,805
Projected benefit obligation as of December 31, 2005	23,662
Service costs	2,188
Interest costs	1,070
Benefit payments	(136)
Actuarial adjustment and foreign currency loss, net	1,035
Projected benefit obligation as of December 31, 2006	27,819
Service costs	1,798
Interest costs	1,383
Benefit payments	(249)
Actuarial adjustment and foreign currency gain, net	(657)
Projected benefit obligation as of December 31, 2007	$30,094

The accumulated benefit obligation at December 31, 2007, 2006 and 2005 was $28.9 million, $26.7 million and $22.6 million, respectively.

The total benefit costs for the years ended December 31, 2007, 2006 and 2005 for these plans were as follows (in thousands):

	2007	2006	2005
Service cost	$1,798	$2,188	$1,196
Interest cost	1,383	1,070	853
Total benefit costs	$3,181	$3,258	$2,049

The assumptions used to determine benefit obligations at December 31, 2007, 2006 and 2005 and the periodic benefit costs for the years ended December 31, 2007, 2006 and 2005 were as follows (in thousands):

	2007	2006	2005
Discount rate	5.25%	4.50%	4.25%
Salary projection rate	3.00%	2.50%	2.25%

Projected payments relating to these liabilities for the next five years ending December 31, 2012 and the period from 2013 to 2017 are as follows (in thousands):

2008	$ 980
2009	1,185
2010	978
2011	1,022
2012	1,425
2013 - 2017	$8,147

(18) Concentration of Risk

The Company generates a significant amount of revenue from large customers, however, no customers accounted for more than 10% of total revenue or total segment revenue in the years ended December 31, 2007, 2006 and 2005.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and trade receivables.

The Company places its cash equivalents with high credit quality financial institutions and, by policy, limits the amount of credit exposure with any one financial institution.

Concentrations of credit risk with respect to trade receivables are limited because a large number of geographically diverse customers make up the Company's customer base, thus spreading the trade receivables credit risk. The Company controls credit risk through monitoring procedures.

(19) Segment Information

Upon completion of the Certegy Merger, the Company implemented a new organizational structure, which resulted in a new operating segment structure beginning with the reporting of first quarter 2006 results. Effective as of February 1, 2006, the Company's operating segments are TPS and LPS. This structure reflects how the businesses are operated and managed. The primary components of the TPS segment, which includes Certegy's Card and Check Services, the financial institution processing component of the former Financial Institution Software and Services segment of FIS and the operations acquired from eFunds, are Enterprise Solutions, Integrated Financial Solutions and International businesses. The primary components of the LPS segment are Mortgage Information Services businesses, which includes the mortgage lender processing component of the former Financial Institution Software and Services segment of FIS, and the former Lender Services, Default Management, and Information Services segments of FIS.

Summarized financial information concerning the Company's segments is shown in the following tables.

As of and for the year ended December 31, 2007 (in thousands):

	Transaction Processing Services	Lender Processing Services	Corporate and Other	Total
Processing and services revenues	$2,985,077	$1,761,102	$ 11,837	$4,758,016
Cost of revenues	2,308,728	1,093,203	—	3,401,931
Gross profit	676,349	667,899	11,837	1,356,085
Selling, general and administrative expenses	191,440	188,902	123,788	504,130
Research and development costs	70,378	35,936	—	106,314
Operating income	414,531	443,061	(111,951)	745,641
Depreciation and amortization	$ 342,766	$ 131,319	$ 22,103	$ 496,188
Capital expenditures	$ 206,023	$ 114,788	$ 22,488	$ 343,299
Total assets	$7,592,751	$1,945,939	$ 255,893	$9,794,583
Goodwill	$4,248,677	$1,078,154	$ —	$5,326,831

As of and for the year ended December 31, 2006 (in thousands):

	Transaction Processing Services	Lender Processing Services	Corporate and Other	Total
Processing and services revenues	$2,458,776	$1,584,170	$ (783)	$4,042,163
Cost of revenues	1,914,148	961,102	—	2,875,250
Gross profit	544,628	623,068	(783)	1,166,913
Selling, general and administrative expenses	171,105	197,419	129,722	498,246
Research and development costs	70,879	34,701	—	105,580
Operating income	302,644	390,948	(130,505)	563,087
Depreciation and amortization	$ 283,354	$ 138,620	$ 10,381	$ 432,355
Capital expenditures	$ 148,335	$ 107,431	$ 44,431	$ 300,197
Total assets	$5,335,530	$1,858,505	$ 436,525	$7,630,560
Goodwill	$2,676,388	$1,061,152	$ —	$3,737,540

As of and for year ended December 31, 2005 (in thousands):

	Transaction Processing Services	Lender Processing Services	Corporate and Other	Total
Processing and services revenues	$1,208,430	$1,484,294	$ (4,506)	$2,688,218
Cost of revenues	904,124	846,075	—	1,750,199
Gross profit	304,306	638,219	(4,506)	938,019
Selling, general and administrative expenses	94,889	223,951	93,078	411,918
Research and development costs	85,702	27,796	—	113,498
Operating income	123,715	386,472	(97,584)	412,603
Depreciation and amortization	$ 148,850	$ 143,482	$ 6,194	$ 298,526
Capital expenditures	$ 121,964	$ 74,329	$ 42,372	$ 238,665
Total assets	$1,859,147	$1,922,307	$407,567	$4,189,021
Goodwill	$ 706,432	$1,081,281	$ —	$1,787,713

Transaction Processing Services

The TPS segment focuses on serving the processing and risk management needs of financial institutions and retailers. The Company's primary software applications function as the underlying infrastructure of a financial institution's processing environment. These applications include core bank processing software, which banks use to maintain the primary records of their customer accounts. The Company also provides a number of complementary applications and services that interact directly with the core processing applications, including applications that facilitate interactions between the Company's financial institution customers and their clients. The Company offers applications and services through a range of delivery and service models, including on-site outsourcing and remote processing arrangements, as well as on a licensed software basis for installation on customer-owned and operated systems. This segment also includes card issuer services, which enable banks, credit unions, and others to issue VISA and MasterCard credit and debit cards, private label cards, and other electronic payment cards for use by both consumer and business accounts. In addition, the Company provides risk management services to retailers and financial institutions. Included in this segment were $532.5 million, $450.0 million and $184.3 million in sales to non-U.S. based customers in the years ended December 31, 2007, 2006 and 2005, respectively. Also included in this segment are net assets, excluding Goodwill and Other Intangible assets, located outside of the United States totaling $332.1 million and $296.5 million at December 31, 2007 and 2006, respectively. As of December 31, 2005, the amount of net assets located outside of the United States was immaterial. These assets are predominantly located in Germany, South America and India.

Lender Processing Services

The LPS segment provides a comprehensive range of services related to the mortgage life cycle. The primary applications include core mortgage processing which banks use to process and service mortgage loans as well as other services including origination, title agency, data gathering, risk management, servicing, default management and property disposition services to lenders and other real estate professionals.

Corporate and Other

The Corporate and Other segment consists of the corporate overhead costs that are not allocated to any operating segments.

(20) Subsequent Event

Subsequent to year end, on February 28, 2008, the Company announced that it entered into an agreement to sell Certegy Gaming Services, Inc. to Global Cash Access Holdings, Inc. for approximately $100.0 million in cash, which includes cash used to fund its ATM operations. The sale is expected to close in late March or early April of 2008.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

As of the end of the year covered by this report, the Company carried out an evaluation, under the supervision and with the participation of its principal executive officer and principal financial officer, of the effectiveness of the design and operation of its disclosure controls and procedures, as such term is defined in Rule 13a-15 (e) under the Exchange Act. Based on this evaluation, the Company's principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective to provide reasonable assurance that its disclosure controls and procedures will timely alert them to material information required to be included in the Company's periodic SEC reports.

There were no changes in our internal control over financial reporting that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Management has adopted the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under this framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2007. KPMG LLP, an independent registered public accounting firm has issued an attestation report on our internal control over financial reporting as set forth in Item 8.

Item 9B. ***Other Information.***

None.

PART III

Items 10-14.

Within 120 days after the close of its fiscal year, the Company intends to file with the Securities and Exchange Commission a definitive proxy statement pursuant to Regulation 14A of the Securities Exchange Act of 1934 as amended, which will include the matters required by these items.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(1) Financial Statement Schedules:

All schedules have been omitted because they are not applicable or the required information is included in the consolidated financial statements or notes to the statements.

(2) Exhibits:

The following is a complete list of exhibits included as part of this report, including those incorporated by reference. A list of those documents filed with this report is set forth on the Exhibit Index appearing elsewhere in this report and is incorporated by reference.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of September 14, 2005, among Certegy Inc., C Co. Merger Sub, LLC and Fidelity National Information Services, Inc. (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed on September 16, 2005).
2.2	Agreement and Plan of Merger, dated as of June 25, 2006 and amended and restated as of September 18, 2006, between Fidelity National Information Services, Inc. and Fidelity National Financial, Inc. (incorporated by reference to Annex A to Amendment No. 1 to Registration Statement on Form S-4 filed on September 18, 2006).
3.1	Amended and Restated Articles of Incorporation of Fidelity National Information Services, Inc. (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed on February 6, 2006).
3.2	Amended and Restated Bylaws of Fidelity National Information Services, Inc. (incorporated by reference to Exhibit 3.2 to Current Report on Form 8-K filed on February 6, 2006).
4.1	Indenture, dated as of September 10, 2003, between Certegy Inc. and SunTrust Bank relating to 4.75% Notes due 2008 (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-4 filed on September 26, 2003).
4.2	Registration Rights Agreement, dated as of February 1, 2006, among Fidelity National Information Services, Inc. and the security holders named therein (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed on February 6, 2006).
4.3	Form of 4.75% Notes due 2008 (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-4 filed on September 26, 2003).
4.4	Form of certificate representing Fidelity National Information Services, Inc. Common Stock (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-3 filed on February 6, 2006).
10.1	Assignment and Assumption of Lease and Other Operative Documents, dated as of June 25, 2001, among Equifax Inc., Certegy Inc., Prefco VI Limited Partnership, Atlantic Financial Group, Ltd. and SunTrust Bank (incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q filed on August 14, 2001).
10.1(a)	Omnibus Amendment to Master Agreement, Lease, Loan Agreement and Definitions Appendix A, dated as of September 17, 2004, entered into among Certegy Inc., Prefco VI Limited Partnership and SunTrust Bank (incorporated by reference to Exhibit 10.3(a) to Quarterly Report on Form 10-Q filed on November 9, 2004).
10.2	Tax Sharing and Indemnification Agreement, dated as of June 30, 2001, between Equifax Inc. and Certegy Inc. (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed on July 20, 2001).
10.3	Certegy Inc. Executive Life and Supplemental Retirement Benefit Plan (incorporated by reference to Exhibit 10.13 to Annual Report on Form 10-K filed on March 25, 2002).(1)
10.4	Grantor Trust Agreement, dated as of July 8, 2001, between Certegy Inc. and Wachovia Bank, N.A. (incorporated by reference to Exhibit 10.15 to Annual Report on Form 10-K filed on March 25, 2002).
10.4(a)	Grantor Trust Agreement, dated as of July 8, 2001 and amended and restated as of December 5, 2003, between Certegy Inc. and Wachovia Bank, N.A. (incorporated by reference to Exhibit 10.15(a) to Annual Report on Form 10-K filed on February 17, 2004).
10.5	Intellectual Property Agreement, dated as of June 30, 2001, between Equifax Inc. and Certegy Inc. (incorporated by reference to Exhibit 99.5 to Current Report on Form 8-K filed on July 20, 2001).
10.6	Agreement Regarding Leases, dated as of June 30, 2001, between Equifax Inc. and Certegy Payment Services, Inc. (incorporated by reference to Exhibit 99.6 to Current Report on Form 8-K filed on July 20, 2001).
10.7	Certegy Inc. Non-Employee Director Stock Option Plan, effective as of June 15, 2001 (incorporated by reference to Exhibit 10.24 to Annual Report on Form 10-K filed on March 25, 2002).(1)
10.8	RESERVED.

Exhibit No.	Description
10.9	Certegy 2002 Bonus Deferral Program Terms and Conditions (incorporated by reference to Exhibit 10.29 to Annual Report on Form 10-K filed on March 25, 2002).(1)
10.10	Certegy Inc. Officers' Group Personal Excess Liability Insurance Plan (incorporated by reference to Exhibit 10.30 to Annual Report on Form 10-K filed on March 25, 2002).(1)
10.11	2003 Renewal Service Agreement, dated as of June 1, 2003, between ICBA Bancard, Inc. and Certegy Card Services, Inc. (incorporated by reference to Exhibit 10.36 to Annual Report on Form 10-K filed on February 17, 2004).
10.12	2004 Restated CSCU Card Processing Service Agreement, dated as of January 1, 2004, between Card Services for Credit Unions, Inc. and Certegy Card Services, Inc. (incorporated by reference to Exhibit 10.37 to Annual Report on Form 10-K filed on February 17, 2004).
10.13	Certegy Inc. Special Supplemental Executive Retirement Plan, effective as of November 7, 2003 (incorporated by reference to Exhibit 10.38 to Annual Report on Form 10-K filed on February 17, 2004).(1)
10.14	Certegy Inc. Supplemental Executive Retirement Plan, effective as of November 5, 2003 (the "SERP") (incorporated by reference to Exhibit 10.39 to Annual Report on Form 10-K filed on February 17, 2004).(1)
10.15	Amendment to the SERP, dated as of December 31, 2007 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on January 2, 2008).(1)
10.16	Lee A. Kennedy's Payment Election Form under the SERP, dated as of December 31, 2007 (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on January 2, 2008).(1)
10.17	Certegy Inc. Executive Life and Supplemental Retirement Benefit Plan Split Dollar Life Insurance Agreement, effective as of November 7, 2003 (incorporated by reference to Exhibit 10.40 to Annual Report on Form 10-K filed on February 17, 2004).(1)
10.18	Master Agreement for Operations Support Services, dated as of June 29, 2001, between Certegy Inc. and International Business Machines Corporation (the "Master Agreement") (incorporated by reference to Exhibit 10.42 to Annual Report on Form 10-K filed on February 17, 2004). (Document omits information pursuant to a Request for Confidential Treatment granted under Rule 24b-2 of the Securities Exchange Act of 1934.)
10.19	Transaction Document #03-01 under the Master Agreement, effective as of March 5, 2003, between Certegy Inc. and International Business Machines Corporation (incorporated by reference to Exhibit 10.43 to Annual Report on Form 10-K filed on February 17, 2004). (Document omits information pursuant to a Request for Confidential Treatment granted under Rule 24b-2 of the Securities Exchange Act of 1934.)
10.20	Certegy Inc. Stock Incentive Plan Restricted Stock Unit Award Agreement, dated as of June 18, 2004 (incorporated by reference to Exhibit 10.44 to Quarterly Report on Form 10-Q filed on August 6, 2004).(1)
10.21	Form of Certegy Inc. Restricted Stock Units Deferral Election Agreement for 2004 (incorporated by reference to Exhibit 10.45 to Quarterly Report on Form 10-Q filed on August 6, 2004).(1)
10.22	Form of Certegy Inc. Annual Incentive Plan (incorporated by reference to Exhibit 10.46 to Current Report on Form 8-K filed on February 10, 2005).(1)
10.23	Form of Certegy Inc. Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.47 to Annual Report on Form 10-K filed on March 11, 2005).(1)
10.24	Form of Certegy Inc. Stock Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.48 to Annual Report on Form 10-K filed on March 11, 2005).(1)
10.25	Form of Certegy Inc. Stock Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.49 to Annual Report on Form 10-K filed on March 11, 2005).(1)
10.26	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement under Fidelity National Information Services, Inc. (f/k/a Certegy Inc.) Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed on April 5, 2007).(1)

Exhibit No.	Description
10.27	Credit Agreement, dated as of January 18, 2007, among Fidelity National Information Services, Inc., certain of its subsidiaries, JPMorgan Chase Bank, N.A., Bank of America, N.A., and other financial institutions party thereto (the "Credit Agreement") (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on January 19, 2007).
10.28	Amendment No. 1 to the Credit Agreement, dated as of July 30, 2007 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on September 18, 2007).
10.29	Joinder Agreement, dated as of September 12, 2007, by and among Fidelity National Information Services, Inc., Bank of America, N.A., JPMorgan Chase Bank, N.A. and Wachovia Bank N.A. (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on September 18, 2007).
10.30	Fidelity National Information Services, Inc. 2005 Stock Incentive Plan, effective as of March 9, 2005 (incorporated by reference to Exhibit 10.84 to Annual Report on Form 10-K of Fidelity National Financial, Inc. filed on March 16, 2005).(1)
10.31	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 99.10 to Current Report on Form 8-K filed on February 6, 2006).(1)
10.32	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 99.11 to Current Report on Form 8-K filed on February 6, 2006).(1)
10.33	Amended and Restated Certegy Inc. Stock Incentive Plan, effective as of June 15, 2001 and amended and restated as of October 23, 2006 (incorporated by reference to Annex B to Amendment No. 1 to Registration Statement on Form S-4 filed on September 19, 2006).(1)
10.34	Form of Amendment to Change in Control Letter Agreements (incorporated by reference to Exhibit 99.36 to Current Report on Form 8-K filed on February 6, 2006).(1)
10.35	Granite Financial, Inc. Omnibus Stock Plan of 1996, amended and restated as of April 24, 1997 and June 14, 1997 (incorporated by reference to Exhibit 10.3.1 to Amendment No. 4 to Registration Statement on Form SB-2 of Granite Financial, Inc. filed on July 23, 1997).(1)
10.36	Fidelity National Financial, Inc. Amended and Restated 1998 Stock Incentive Plan, amended and restated as of July 24, 2001 and as of November 12, 2004 and effective as of December 16, 2004 (incorporated by reference to Annex C to Definitive Proxy Statement on Schedule 14A of Fidelity National Financial, Inc. filed on November 15, 2004).
10.37	Fidelity National Financial, Inc. Amended and Restated 2001 Stock Incentive Plan, amended and restated as of July 24, 2001 and as of November 12, 2004 and effective as of December 16, 2004 (incorporated by reference to Annex B to Definitive Proxy Statement on Schedule 14A of Fidelity National Financial, Inc. filed on November 15, 2004).
10.38	Fidelity National Information Solutions, Inc. 2001 Stock Incentive Plan (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-8 of Fidelity National Information Solutions, Inc. filed on December 14, 2001).(1)
10.39	Vista Information Solutions, Inc. 1999 Stock Option Plan, effective as of January 27, 1999 (incorporated by reference to Exhibit 10.42 to Annual Report on Form 10-KSB of Fidelity National Information Solutions, Inc. filed on April 14, 2000).(1)
10.40	Micro General Corporation 1999 Stock Incentive Plan, effective as of November 17, 1999 (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-8 of Micro General Corporation filed on February 1, 2000).(1)
10.41	Micro General Corporation 1998 Stock Incentive Plan, effective as of June 3, 1998 (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-8 of Micro General Corporation filed on September 25, 1998).(1)
10.42	Vista Environmental Information, Inc. 1993 Stock Option Plan (incorporated by reference to Exhibit 99.1 to Registration Statement on Form S-8 of Fidelity National Information Solutions, Inc. filed on August 21, 1996).(1)
10.43	DataMap, Inc. 1995 Stock Incentive Plan (incorporated by reference to Exhibit 99.2 to Registration Statement on Form S-8 of Fidelity National Information Solutions, Inc. filed on August 21, 1996).(1)

Exhibit No.	Description
10.44	Form of Stock Option Agreement and Notice of Stock Option Grant under Fidelity National Information Services, Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of Fidelity National Financial, Inc. filed on March 21, 2005).(1)
10.45	Sanchez Computer Associates, Inc. Amended and Restated 1995 Equity Compensation Plan, effective as of October 9, 1995 (incorporated by reference to Exhibit 99.1 to Registration Statement on Form S-8 of Fidelity National Financial, Inc. filed on April 15, 2004).(1)
10.46	InterCept Group, Inc. Amended and Restated 1996 Stock Option Plan, InterCept, Inc. 2002 Stock Option Plan and InterCept, Inc. G. Lynn Boggs 2002 Stock Option Plan, all amended and restated as of November 8, 2004 (incorporated by reference to Exhibits 99.2, 99.3 and 99.4, respectively, to Registration Statement on Form S-8 of Fidelity National Financial, Inc. filed on November 23, 2004).(1)
10.47	Fidelity National Financial Inc. 2004 Omnibus Incentive Plan, effective as of December 16, 2004 (incorporated by reference to Annex A to Definitive Proxy Statement on Schedule 14A of Fidelity National Financial, Inc. filed on November 15, 2004).(1)
10.48	Notice of Stock Option Grant under Fidelity National Financial, Inc. 2004 Omnibus Incentive Plan, effective as of August 19, 2005 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of Fidelity National Financial, Inc. filed on August 25, 2005).
10.49	Employment Agreement, dated as of September 14, 2005, by and between Certegy Inc. and Lee A. Kennedy (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on September 16, 2005).(1)
10.50	Employment Agreement, dated as of September 14, 2005, by and between Certegy Inc. and Jeffrey S. Carbiener (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed on September 16, 2005).(1)
10.51	Fidelity National Information Services, Inc. Employee Stock Purchase Plan, effective as of March 16, 2006 (incorporated by reference to Annex C to Amendment No. 1 to Registration Statement on Form S-4 filed on September 19, 2006).(1)
10.52	Fidelity National Information Services, Inc. Annual Incentive Plan, effective as of October 23, 2006 (incorporated by reference to Annex D to Amendment No. 1 to Registration Statement on Form S-4 filed on September 19, 2006).
10.53	Tax Disaffiliation Agreement, dated as of October 23, 2006, by and among Fidelity National Financial, Inc., Fidelity National Title Group, Inc. and Fidelity National Information Services, Inc. (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed on October 27, 2006).
10.54	Cross-Indemnity Agreement, dated as of October 23, 2006, by and between Fidelity National Information Services, Inc. and Fidelity National Title Group, Inc. (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K filed on October 27, 2006).
10.55	Employment Agreement, effective as of October 24, 2006, between Fidelity National Information Services, Inc. and William P. Foley, II (incorporated by reference to Exhibit 10.53 to Annual Report on Form 10-K filed on March 1, 2007).(1)
10.56	Employment Agreement, effective as of October 24, 2006, between Fidelity National Information Services, Inc. and Alan L. Stinson (incorporated by reference to Exhibit 10.54 to Annual Report on Form 10-K filed on March 1, 2007).(1)
10.57	Employment Agreement, effective as of October 24, 2006, between Fidelity National Information Services, Inc. and Brent B. Bickett (incorporated by reference to Exhibit 10.55 to Annual Report on Form 10-K filed on March 1, 2007).(1)
10.58	Employment Agreement, effective as of November 16, 2007, between Fidelity National Information Services, Inc. and Gary A. Norcross.(1)
10.59	Form of Fidelity National Information Services, Inc. (f/k/a Certegy Inc.) Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.56 to Annual Report on Form 10-K filed on March 1, 2007).(1)
14.1	Fidelity National Information Services, Inc. Code of Business Conduct and Ethics, effective as of February 29, 2008.
21.1	Subsidiaries of the Registrant.

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Lee A. Kennedy, Chief Executive Officer of Fidelity National Information Services, Inc., pursuant to rule 13a-14(a) or 15d-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Jeffrey S. Carbiener, Chief Financial Officer of Fidelity National Information Services, Inc., pursuant to rule 13a-14(a) or 15d-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Lee A. Kennedy, Chief Executive Officer of Fidelity National Information Services, Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Jeffrey S. Carbiener, Chief Financial Officer of Fidelity National Information Services, Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Management Contract or Compensatory Plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2008

Fidelity National Information Services, Inc.

By: /s/ LEE A. KENNEDY
Lee A. Kennedy
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 29, 2008	By: /s/ WILLIAM P. FOLEY, II William P. Foley, II Chairman of the Board
Date: February 29, 2008	By: /s/ LEE A. KENNEDY Lee A. Kennedy President and Chief Executive Officer; Director (Principal Executive Officer)
Date: February 29, 2008	By: /s/ JEFFREY S. CARBIENER Jeffrey S. Carbiener Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Date: February 29, 2008	By: /s/ THOMAS M. HAGERTY Thomas M. Hagerty, Director
Date: February 29, 2008	By: /s/ MARSHALL HAINES Marshall Haines, Director
Date: February 29, 2008	By: /s/ KEITH W. HUGHES Keith W. Hughes, Director

Date: February 29, 2008	By: /s/ DAVID K. HUNT David K. Hunt, Director
Date: February 29, 2008	By: /s/ DANIEL D. LANE Daniel D. Lane, Director
Date: February 29, 2008	By: /s/ JAMES K. HUNT James K. Hunt, Director
Date: February 29, 2008	By: /s/ ROBERT M. CLEMENTS Robert M. Clements, Director
Date: February 29, 2008	By: /s/ RICHARD N. MASSEY Richard N. Massey, Director
Date: February 29, 2008	By: /s/ CARY H. THOMPSON Cary H. Thompson, Director

STOCK PERFORMANCE

The graph and table below compare the cumulative total return among investments in Fidelity National Information Service, Inc. (FIS), the S&P 500 Index© and the S&P Supercap Data Processing and Outsourced Services Index©. The graph and table assume that $100 was invested in FIS stock and each index on December 31, 2002, and that any dividends were reinvested. The total cumulative dollar returns shown on the graph and table represent the value that the investments would have had at the end of each calendar year through December 31, 2007.



DOLLARS
300
250
200
150
100
50
0
Fidelity National Information Services
S&P 500 Index©
S&P SuperCap Data Processing and Outsourced Services Index©
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
Fidelity National Information Services	$100.00	$133.81	$145.74	$167.25	$181.97	$189.59
S&P 500 Index©	$100.00	$128.68	$142.69	$149.70	$173.34	$182.87
S&P Supercap Data Processing and Outsourced Services Index©	$100.00	$119.00	$129.94	$137.04	$152.06	$148.14

Fidelity National Information Services, Inc.

601 Riverside Avenue
Jacksonville, Florida 32204

April 15, 2008

Dear Shareholder:

On behalf of the Board of Directors, I cordially invite you to attend the annual meeting of shareholders of Fidelity National Information Services, Inc. The meeting will be held on May 29, 2008 at 10:00 a.m., Eastern Daylight Time, in the Peninsular Auditorium at 601 Riverside Avenue, Jacksonville, Florida 32204. The formal Notice of Annual Meeting and Proxy Statement for this meeting are attached to this letter.

The Notice of Annual Meeting and Proxy Statement contain more information about the annual meeting, including:

- who can vote; and
- the different methods you can use to vote, including the telephone, Internet and traditional paper proxy card.

Whether or not you plan to attend the annual meeting, please vote by one of these outlined methods to ensure that your shares are represented and voted in accordance with your wishes. This will help us avoid the expense of sending follow-up letters to ensure that a quorum is represented at the annual meeting, and will assure that your vote is counted if you are unable to attend.

On behalf of the Board of Directors, I thank you for your cooperation.

Sincerely,

Lee A. Kennedy
President and Chief Executive Officer

Fidelity National Information Services, Inc.

601 Riverside Avenue
Jacksonville, Florida 32204

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders of Fidelity National Information Services, Inc.:

Notice is hereby given that the 2008 Annual Meeting of Shareholders of Fidelity National Information Services, Inc. will be held on May 29, 2008 at 10:00 a.m., Eastern Daylight Time, in the Peninsular Auditorium at 601 Riverside Avenue, Jacksonville, Florida 32204 for the following purposes:

1. to elect three Class III directors to serve until the 2011 annual meeting of shareholders or until their successors are duly elected and qualified or until their earlier death, resignation or removal;

2. to ratify the appointment of KPMG LLP as our independent registered public accounting firm for the 2008 fiscal year;

3. to consider and approve the Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan; and

4. to transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors set March 31, 2008 as the record date for the meeting. This means that owners of Fidelity National Information Services, Inc. common stock at the close of business on that date are entitled to:

- receive notice of the meeting; and

- vote at the meeting and any adjournments or postponements of the meeting.

All shareholders are cordially invited to attend the meeting in person. However, even if you plan to attend the annual meeting in person, please read these proxy materials and cast your vote on the matters that will be presented at the meeting. You may vote your shares through the Internet, by telephone, or by mailing the enclosed proxy card. Instructions for our registered shareholders are described under the question "How do I vote?" on page 2 of the proxy statement.

Sincerely,

Todd C. Johnson
Corporate Secretary

Jacksonville, Florida
April 15, 2008

PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE (OR VOTE VIA TELEPHONE OR INTERNET) TO ASSURE REPRESENTATION OF YOUR SHARES.

TABLE OF CONTENTS

	Page
GENERAL INFORMATION ABOUT THE COMPANY	1
GENERAL INFORMATION ABOUT THE ANNUAL MEETING	1
CERTAIN INFORMATION ABOUT OUR DIRECTORS	4
PROPOSAL NO. 1: ELECTION OF DIRECTORS	6
PROPOSAL NO. 2: RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	7
PROPOSAL NO. 3: APPROVAL OF THE FIDELITY NATIONAL INFORMATION SERVICES, INC. 2008 OMNIBUS INCENTIVE PLAN	8
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS	17
CERTAIN INFORMATION ABOUT OUR EXECUTIVE OFFICERS	19
COMPENSATION DISCUSSION AND ANALYSIS AND EXECUTIVE AND DIRECTOR COMPENSATION	20
CORPORATE GOVERNANCE AND RELATED MATTERS	47
SHAREHOLDER PROPOSALS	61
OTHER MATTERS	61
AVAILABLE INFORMATION	62
ANNEX A — FIDELITY NATIONAL INFORMATION SERVICES, INC. 2008 OMNIBUS INCENTIVE PLAN	A-1

Fidelity National Information Services, Inc.

601 Riverside Avenue
Jacksonville, Florida 32204

PROXY STATEMENT

The enclosed proxy is solicited by the Board of Directors (the "Board") of Fidelity National Information Services, Inc. (the "Company" or "FIS") for use at the Annual Meeting of Shareholders to be held on May 29, 2008 at 10:00 a.m., Eastern Daylight Time, or at any adjournment thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The meeting will be held in the Peninsular Auditorium at 601 Riverside Avenue, Jacksonville, Florida.

It is anticipated that such proxy, together with this proxy statement, will be first mailed on or about April 15, 2008 to all shareholders entitled to vote at the meeting.

The Company's principal executive offices are located at 601 Riverside Avenue, Jacksonville, Florida 32204, and its telephone number at that address is (904) 854-5000.

GENERAL INFORMATION ABOUT THE COMPANY

Unless stated otherwise or the context otherwise requires, all references in this proxy statement to "us," "we," "our," the "Company" or "FIS" are to Fidelity National Information Services, Inc., a Georgia corporation formerly known as Certegy Inc., and its subsidiaries; all references to "Certegy" are to Certegy Inc., and its subsidiaries, prior to the Certegy Merger described below; all references to "Former FIS" are to Fidelity National Information Services, Inc., a Delaware corporation, and its subsidiaries, prior to the Certegy Merger; all references to "old FNF" are to Fidelity National Financial, Inc., a Delaware corporation that owned a majority of our shares through November 9, 2006; and all references to FNF are to Fidelity National Financial, Inc. (formerly known as Fidelity National Title Group, Inc.), formerly a subsidiary of old FNF.

Our business operations and organizational structure result from the February 1, 2006, business combination of Certegy and Former FIS (the "Certegy Merger"), pursuant to which Former FIS was merged into a wholly-owned subsidiary of Certegy. Immediately after the Certegy Merger, the stockholders of Former FIS, including its then-majority stockholder old FNF, owned approximately 67.4% of our outstanding common stock. Accordingly, for accounting and financial reporting purposes, the Certegy Merger was treated as a reverse acquisition of Certegy by Former FIS under the purchase method of accounting pursuant to U.S. generally accepted accounting principles. The Certegy Merger was also a tax free merger under section 368(a) of the Internal Revenue Code. Following the Certegy Merger, our name changed from "Certegy Inc." to "Fidelity National Information Services, Inc." and our New York Stock Exchange trading symbol from "CEY" to "FIS". In November 2006, old FNF (after other transactions in which it distributed all of its assets other than its ownership in FIS) merged with and into FIS (the "FNF Merger"). Upon completion of the FNF Merger, FIS became an independent publicly traded company, and old FNF ceased to exist. The assets distributed by old FNF prior to the FNF Merger included its ownership in Fidelity National Title Group, Inc., which following the FNF Merger renamed itself Fidelity National Financial, Inc.

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

Your shares can be voted at the annual meeting only if you vote by proxy or if you are present and vote in person. Even if you expect to attend the annual meeting, please vote by proxy to assure that your shares will be represented.

Who is entitled to vote?

All record holders of FIS common stock as of the close of business on March 31, 2008 are entitled to vote. On that day, 199,005,750 shares were issued and outstanding and eligible to vote. Each share is entitled to one vote on each matter presented at the annual meeting.

What shares are covered by the proxy card?

The proxy card covers all shares held by you of record (i.e., shares registered in your name), and any shares held for your benefit in FIS's 401(k) plan and Employee Stock Purchase Plan.

What if I am a beneficial holder rather than an owner of record?

If you hold your shares through a broker, bank, or other nominee, you will receive separate instructions from the nominee describing how to vote your shares.

How do I vote?

There are three ways to vote by proxy, other than by attending the annual meeting and voting in person:

- by mail, using the enclosed proxy card and return envelope;
- by telephone, using the telephone number printed on the proxy card and following the instructions on the proxy card; or
- by Internet, using a unique password printed on your proxy card and following the instructions on the proxy card.

What does it mean to vote by proxy?

It means that you give someone else the right to vote your shares in accordance with your instructions. In this case, we are asking you to give your proxy to our Executive Chairman and our President and Chief Executive Officer, who are sometimes referred to as the "proxy holders." By giving your proxy to the proxy holders, you assure that your vote will be counted even if you are unable to attend the annual meeting. If you give your proxy but do not include specific instructions on how to vote on a particular proposal described in this proxy statement, the proxy holders will vote your shares in accordance with the recommendation of the Board for such proposal.

On what am I voting?

You will be asked to consider three proposals at the annual meeting.

- Proposal No. 1 asks you to elect three Class III directors to serve until the 2011 annual meeting of shareholders.
- Proposal No. 2 asks you to ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the 2008 fiscal year.
- Proposal No. 3 asks you to approve the Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan, or the *omnibus incentive plan.*

What happens if other matters are raised at the meeting?

Although we are not aware of any matters to be presented at the annual meeting other than those contained in the Notice of Annual Meeting, if other matters are properly raised at the meeting in accordance with the procedures specified in FIS's articles of incorporation and bylaws, all proxies given to the proxy holders will be voted in accordance with their best judgment.

What if I submit a proxy and later change my mind?

If you have submitted your proxy and later wish to revoke it, you may do so by doing one of the following: giving written notice to the Corporate Secretary; submitting another proxy bearing a later date (in any of the permitted forms); or casting a ballot in person at the annual meeting.

Who will count the votes?

Broadridge Investor Communications Services will serve as proxy tabulator and count the votes, and the results will be certified by the inspector of election.

How many votes must each proposal receive to be adopted?

The following votes must be received:

- For Proposal No. 1 regarding the election of directors, the three people receiving the largest number of votes cast at the annual meeting will be elected as directors.
- For Proposal No. 2, under Georgia law the action is approved if a quorum exists and the shares present or represented by proxy and entitled to vote favoring the action exceed the shares present or represented by proxy opposing the action.
- For Proposal No. 3 regarding the approval of the omnibus incentive plan, in order to satisfy the listing standards of the New York Stock Exchange, or *NYSE*, the total vote cast with respect to the proposal concerning the omnibus incentive plan must represent more than 50% of the total number of shares entitled to vote on the proposal, and a majority of the shares voted must be voted in favor of the proposal. If obtained, this vote will also satisfy Georgia law requirements for approval of such a plan.

What constitutes a quorum?

A quorum is present if a majority of the outstanding shares of common stock entitled to vote is represented. Broker non-votes and abstentions will be counted for purposes of determining whether a quorum is present.

What are broker non-votes?

Broker non-votes occur when nominees, such as banks and brokers holding shares on behalf of beneficial owners, do not receive voting instructions from the beneficial holders at least ten days before the meeting. If that happens, the nominees may vote those shares only on matters deemed "routine" by the NYSE, such as election of directors or ratification of auditors. Nominees cannot vote on non-routine matters, unless they receive voting instructions from beneficial holders, resulting in so-called "broker non-votes." With respect to Proposal No. 3, a broker non-vote is not a vote "cast" for purposes of the NYSE listing standard that requires that the total vote cast on Proposal No. 3 must represent more than 50% of the total number of shares entitled to vote on the proposal.

What effect does an abstention have?

With respect to Proposal No. 1, abstentions or directions to withhold authority will not be included in vote totals and will not affect the outcome of the vote. With respect to Proposal No. 2, for purposes of the Georgia law requirement that the number of shares present or represented by proxy and entitled to vote approving Proposal No. 2 exceed the number of shares present or represented by proxy and entitled to vote opposing it, abstentions will have no effect. With respect to Proposal No. 3, an abstention or direction to withhold authority is a vote "cast" for purposes of the NYSE listing standard that requires that the total vote cast on Proposal No. 3 must represent over 50% of the total number of shares entitled to vote on the proposal.

Who pays the cost of soliciting proxies?

We pay the cost of the solicitation of proxies, including preparing and mailing the Notice of Annual Meeting of Shareholders, this proxy statement and the proxy card. Following the mailing of this proxy statement, directors, officers and employees of the Company may solicit proxies by telephone, facsimile transmission or other personal contact. Such persons will receive no additional compensation for such services. Brokerage houses and other nominees, fiduciaries and custodians who are holders of record of shares of common stock will be requested to forward proxy soliciting material to the beneficial owners of such shares and will be reimbursed by the Company for their charges and expenses in connection therewith at customary and reasonable rates. In addition, the Company has retained Morrow & Co. to assist in the solicitation of proxies for an estimated fee of $15,000 plus reimbursement of expenses.

What if I share a household with another shareholder?

We have adopted a procedure approved by the Securities and Exchange Commission, or *SEC*, called "householding." Under this procedure, shareholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of our Annual Report and Proxy Statement unless one or more of these shareholders notifies us that they wish to continue receiving individual copies. This procedure will reduce our printing costs and postage fees. Shareholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings. If you are eligible for householding, but you and other shareholders of record with whom you share an address currently receive multiple copies of our Annual Reports and/or Proxy Statements, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of the Annual Report or Proxy Statement for your household, please contact our transfer agent, Computershare Investor Services, LLC (in writing: 2 North LaSalle Street, Chicago, Illinois 60602; by telephone: (800) 568-3476). If you participate in householding and wish to receive a separate copy of the 2007 Annual Report or this Proxy Statement, or if you do not wish to participate in householding and prefer to receive separate copies of future Annual Reports and/or Proxy Statements, please contact Computershare Investor Services, LLC as indicated above. Beneficial shareholders can request information about householding from their banks, brokers or other holders of record. The Company hereby undertakes to deliver promptly upon written or oral request, a separate copy of the annual report to shareholders, or proxy statement, as applicable, to a Company shareholder at a shared address to which a single copy of the document was delivered.

CERTAIN INFORMATION ABOUT OUR DIRECTORS

Information About the Nominees for Election

The names of the nominees for election as directors of the Company and certain biographical information concerning each of them is set forth below:

Name	Position with FIS	Age(1)	Director Since
Marshall Haines	Director Member of the Corporate Governance and Nominating Committee	40	2006
David K. Hunt	Director Chairman of the Audit Committee	62	2001
Cary H. Thompson	Director Member of the Compensation Committee	51	2006

(1) As of April 1, 2008.

Marshall Haines. Marshall Haines has served as a director of FIS since February 2006. Since March 2004, Mr. Haines has been a principal of Tarrant Partners, L.P., an affiliate of Texas Pacific Group. Prior to joining Tarrant Partners, Mr. Haines worked with Bain Capital for ten years, specializing in leveraged buyout transactions in a variety of industries.

David K. Hunt. David K. Hunt has served as a director of FIS since June 2001. Mr. Hunt is a private investor. He previously served as the non-executive Chairman of the Board of OnVantage, Inc. from October 2004 until December 2005. Prior to that, he served as the Chairman and Chief Executive Officer of PlanSoft Corporation, an internet-based business-to-business solutions provider in the meeting and convention industry, a position he held from May 1999 to October 2004. From January 1997 to April 1999, he served as President, Chief Executive Officer, and a director of Global Payment Systems, a transaction processing service provider.

Cary H. Thompson. Cary H. Thompson has served as a director of FIS since February 2006. Mr. Thompson served as a director of old FNF from 1992 until the FNF Merger in November 2006. Mr. Thompson currently is a Senior Managing Director with Bear Stearns & Co. Inc. and has been since 1999. From 1996 to 1999, Mr. Thompson was a director and Chief Executive Officer of Aames Financial Corporation. Mr. Thompson also serves as a director of FNF and SonicWall Corporation.

Information About Our Directors Continuing in Office

Term Expiring 2009

Name	Position with FIS	Age(1)	Director Since
William P. Foley, II	Director Executive Chairman, Chairman of the Executive Committee	63	2006
Robert M. Clements	Director Member of the Audit Committee and the Executive Committee	45	2006
Thomas M. Hagerty	Director Chairman of the Compensation Committee	45	2006
Daniel D. (Ron) Lane	Director Member of the Compensation Committee	73	2006

(1) As of April 1, 2008.

William P. Foley, II. William P. Foley, II has served as a director of FIS since February 2006 and is the Executive Chairman of the Board. Mr. Foley has also served as the executive Chairman of the Board of FNF since October 2005. Mr. Foley served as Chief Executive Officer of FNF from October 2006 until May 2007. Mr. Foley served as Chairman of the Board and Chief Executive Officer of old FNF from that company's formation in 1984 until the FNF Merger.

Robert M. Clements. Robert M. Clements was elected to the Board on July 1, 2006. Mr. Clements is the Chairman and CEO of EverBank Financial Corporation, the holding company for EverBank. Mr. Clements joined EverBank in 1994 and has served as President and CEO of EverBank Financial Corporation since its formation in 1997.

Thomas M. Hagerty. Thomas M. Hagerty has served as a director of FIS since February 2006. Mr. Hagerty served as a director of old FNF from January 2005 until the FNF Merger in November 2006. Mr. Hagerty is a Managing Director of Thomas H. Lee Partners, L.P. Mr. Hagerty has been employed by Thomas H. Lee Partners, L.P. and its predecessor, Thomas H. Lee Company, since 1988. Mr. Hagerty also serves as a director of FNF and MGIC Investment Corporation.

Daniel D. (Ron) Lane. Daniel D. (Ron) Lane has served as a director of FIS since February 2006. Mr. Lane served as a director of old FNF from 1989 until the FNF Merger in November 2006. Since February 1983, Mr. Lane has been a principal, Chairman and Chief Executive Officer of Lane/Kuhn Pacific, Inc., a corporation that comprises several community development and home building partnerships, all of which are headquartered in Newport Beach, California. He also serves as a director of FNF and CKE Restaurants, Inc.

Term Expiring in 2010

Name	Position with FIS	Age(1)	Director Since
Lee A. Kennedy	Director, President and Chief Executive Officer Member of the Executive Committee	57	2001
Keith W. Hughes	Director Member of the Audit Committee and Chairman of the Corporate Governance and Nominating Committee	61	2002
James K. Hunt	Director Member of the Corporate Governance and Nominating Committee	56	2006
Richard N. Massey	Director Member of the Executive Committee	52	2006

(1) As of April 1, 2008.

Lee A. Kennedy. Lee A. Kennedy has served as a director and as President and Chief Executive Officer of FIS since March 5, 2001. Prior to the Certegy Merger, he also served as the Chairman of Certegy from February 2002 until February 2006, and as the President of Certegy from March 2001 until May 2004. Prior to that, he served as President, Chief Operating Officer and director of Equifax Inc., a leading provider of consumer credit and other business information, from June 1999 until June 29, 2001. Mr. Kennedy also serves as a director of Equifax.

Keith W. Hughes. Keith W. Hughes has served as a director of FIS since August 2002. Mr. Hughes is currently a self-employed consultant to domestic and international financial services institutions. From November 2000 to April 2001, he served as Vice Chairman of Citigroup Inc. Mr. Hughes was named to that position in 2000 when Citigroup acquired Associates First Capital Corporation, a leading finance company, where he had served as Chairman and Chief Executive Officer since February 1995. Mr. Hughes also serves as a director of Texas Industries Inc. and Pilgrim's Pride.

James K. Hunt. James K. Hunt has served as a director of FIS since April 2006. Since May 2007, Mr. Hunt has served as Chief Executive Officer and Chief Investment Officer of THL Credit Group, L.P., a credit affiliate of Thomas H. Lee Partners, L.P. providing capital to public and private companies for growth, recapitalizations, leveraged buyouts and acquisitions. Previously, Mr. Hunt founded and was CEO and Managing Partner of Bison Capital Asset Management, LLC, a private equity firm, since 2001. Prior to founding Bison Capital, Mr. Hunt was the President of SunAmerica Corporate Finance and Executive Vice President of SunAmerica Investments (subsequently, AIG SunAmerica). Mr. Hunt also serves as a director of Primus Guaranty, Ltd.

Richard N. Massey. Richard N. Massey has served as a director of FIS since November 2006. Mr. Massey also served as a director of old FNF from January 2006 until the FNF Merger in November 2006. Mr. Massey is currently Executive Vice President and General Counsel of Alltel Corporation and has been since January 2006. From 2000 until 2006, Mr. Massey served as Managing Director of Stephens Inc., a private investment bank, during which time his financial advisory practice focused on software and information technology companies. Mr. Massey also serves as a director of FNF.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

The bylaws of the Company provide that our Board shall consist of at least five and no more than fifteen directors. Our directors are divided into three classes, each class as nearly equal in number as possible. The Board determines the number of directors within these limits. The term of office of only one class of directors expires in each year. The directors elected at this annual meeting will hold office for a term of three years or until their successors are elected and qualified. The current number of directors is eleven.

At this annual meeting, the following persons, each of whom is a current director of the Company, have been nominated to stand for election to the Board for a three-year term expiring in 2011:

Marshall Haines
David K. Hunt
Cary H. Thompson

The Board believes that each of the nominees will stand for election and will serve if elected as a director.

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" EACH OF THE LISTED NOMINEES.

PROPOSAL NO. 2: RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General Information About KPMG LLP

Although shareholder ratification of the appointment of our independent registered public accounting firm is not required by our bylaws or otherwise, we are submitting the selection of KPMG LLP to our shareholders for ratification as a matter of good corporate governance practice. Even if the selection is ratified, the audit committee in its discretion may select a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of us and our shareholders. If our shareholders do not ratify the audit committee's selection, the audit committee will take that fact into consideration, together with such other factors it deems relevant, in determining its next selection of independent registered public accounting firm.

In choosing our independent registered public accounting firm, our audit committee conducts a comprehensive review of the qualifications of those individuals who will lead and serve on the engagement team, the quality control procedures the firm has established, and any issue raised by the most recent quality control review of the firm. The review also includes matters required to be considered under the SEC rules on "Auditor Independence," including the nature and extent of non-audit services to ensure that they will not impair the independence of the accountants.

Representatives of KPMG LLP are expected to be present at the annual meeting. These representatives will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Principal Accounting Fees and Services

The Audit Committee has engaged KPMG LLP to audit the consolidated financial statements of the Company for the 2008 fiscal year. For services rendered to us during or in connection with our fiscal years ended December 31, 2007 and 2006, we were billed the following fees by KPMG:

	2007	2006
Audit Fees	$4,373,516	$3,746,436
Audit-Related Fees	570,428	773,345
Tax Fees	19,479	100,256
All Other Fees	3,621	257,283

Audit Fees. Audit fees consisted principally of fees for the audits, registration statements and other filings related to the Company's 2007 and 2006 financial statements, and audits of the Company's subsidiaries required for regulatory reporting purposes, including billings for out-of-pocket expenses incurred.

Audit-Related Fees. Audit-related fees in 2007 and 2006 consisted principally of fees for SAS 70 audits and audits of employee benefit plans including billings for out-of-pocket expenses incurred.

Tax Fees. Tax fees for 2007 and 2006 consisted principally of fees for tax compliance, tax planning and tax advice.

All Other Fees. All other fees for 2007 consisted principally of fees for assistance with certain regulatory filings in foreign jurisdictions, and for 2006 consisted principally of fees for identity theft/privacy enablement services and information technology risk assessment services.

Approval of Accountants' Services

In accordance with the requirements of the Sarbanes-Oxley Act of 2002, all audit and audit-related work and all non-audit work performed by KPMG LLP is approved in advance by the audit committee, including the proposed fees for such work. Our pre-approval policy provides that, unless a type of service to be provided by KPMG LLP has been generally pre-approved by the audit committee, it will require specific pre-approval by the audit committee. In addition, any proposed services exceeding pre-approved maximum fee amounts also require pre-approval by the audit committee. Our pre-approval policy provides that specific pre-approval authority is delegated to our audit committee chairman, provided that the estimated fee for the proposed service does not exceed a pre-approved maximum amount set by the committee. Our audit committee chairman must report any pre-approval decisions to the audit committee at its next scheduled meeting.

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE RATIFICATION OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE 2008 FISCAL YEAR.

PROPOSAL NO. 3: APPROVAL OF THE FIDELITY NATIONAL INFORMATION SERVICES, INC. 2008 OMNIBUS INCENTIVE PLAN

Purpose of the Plan and Description of the Proposal

Our board of directors has adopted and recommends that our shareholders approve the Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan, or *omnibus incentive plan*, to replace the Certegy Inc. Stock Incentive Plan (as amended and restated on October 23, 2006), which we refer to as the *Certegy plan*. Grants under the omnibus incentive plan may be made in the form of stock options, stock appreciation rights, which we refer to as *SARs*, restricted stock, restricted stock units, which we refer to as *RSUs*, performance shares, performance units, and other cash or stock-based awards. If approved by shareholders, the omnibus incentive plan will authorize awards in respect of an aggregate of 11,200,000 shares of our common stock. This amount includes 10,500,000 shares newly authorized under the omnibus incentive plan, and 700,000 shares previously authorized under the Certegy plan which have not yet been awarded and will be available for grant under the omnibus incentive plan. If shareholder approval of the omnibus incentive plan is received at the annual meeting, no further awards will be granted under the Certegy plan. Of the 11,200,000 shares authorized under the plan, no more than 6,000,000 shares will be available for grants of "full-value" awards, meaning awards other than stock options, stock appreciation rights or other awards for which the recipient pays the exercise price.

We had 17,298,035 stock options outstanding as of December 31, 2007, with a weighted average exercise price of $33.22 and a weighted average remaining term of 6.39 years. We also had 136,951 full-value awards outstanding as of December 31, 2007. On March 31, 2008, the closing price of our common stock was $38.14 per share.

The purpose of the omnibus incentive plan is to optimize our profitability and growth through incentives that are consistent with our goals and that link the personal interests of participants to those of our shareholders. The omnibus incentive plan is further intended to provide us flexibility in our ability to motivate, attract and retain the services of employees, directors and consultants who make significant contributions to our success and to allow such individuals to share in our success.

Our general compensation philosophy is that long-term incentive compensation should closely align the interests of our officers, directors and key employees with the interests of our shareholders, as more fully described under "Compensation Discussion and Analysis and Executive and Director Compensation." We believe that stock options, the core of our historical long-term incentive program, have been very effective over the years in enabling us to attract and retain the talent critical to operate as a global provider of processing services to financial institutions. We believe that stock ownership has focused our key employees on improving our performance, and has helped to create a culture that encourages employees to think and act as shareholders. Participants in our long-term incentive compensation program generally include our officers, directors and certain key employees.

We believe that our equity programs and our emphasis on employee stock ownership have been integral to our success in the past and are important to our ability to achieve our corporate performance goals in the years ahead. We believe that the ability to attract, retain and motivate talented employees is critical to long-term company performance and shareholder returns. We believe that the omnibus incentive plan will enable us to continue to align executive and shareholder interests consistent with our long-term incentive compensation philosophy. For these reasons, we consider approval of the omnibus incentive plan important to our future success.

Description of the Omnibus Incentive Plan

The complete text of the omnibus incentive plan is set forth as Annex A hereto. The following is a summary of the material features of the omnibus incentive plan and is qualified in its entirety by reference to Annex A.

Effective Date and Duration

If approved by our shareholders, the omnibus incentive plan will become effective on May 29, 2008, and will authorize the granting of awards for up to ten years. The omnibus incentive plan will remain in effect with respect to outstanding awards until no awards remain outstanding.

Amendment and Termination

The omnibus incentive plan may be amended or terminated by our board at any time, subject to certain limitations, and, subject to limitations under the plan, the awards granted under the plan may be amended by the compensation committee of our board of directors at any time, provided that no such action to the plan or an award may, without a participant's written consent, adversely affect in any material way any previously granted award. No amendment that would require shareholder approval under the New York Stock Exchange's listing standards or to comply with securities laws may become effective without shareholder approval.

Administration of the Omnibus Incentive Plan

The omnibus incentive plan will be administered by our compensation committee or another committee selected by our board, any of which we refer to as the committee. The members of the committee are appointed from time to time by, and serve at the discretion of, the board. The committee has the full power to select employees, directors and consultants who will participate in the plan; determine the size and types of awards; determine the terms and conditions of awards; construe and interpret the omnibus incentive plan and any award agreement or other instrument entered into under the omnibus incentive plan; establish, amend and waive rules and regulations for the administration of the omnibus incentive plan; and, subject to certain limitations, amend the terms and conditions of outstanding awards. The committee's determinations and interpretations under the omnibus incentive plan are binding on all interested parties. The committee is empowered to delegate its administrative duties and powers as it may deem advisable, to the extent permitted by law.

Shares Subject to the Omnibus Incentive Plan

Awards under the omnibus incentive plan may be made in FIS common stock. The maximum number of shares with respect to which awards may be granted under the plan is 11,200,000 (which includes 10,500,000 shares newly authorized under the omnibus incentive plan, and 700,000 shares previously authorized under the Certegy plan which have not yet been awarded and will be available for grant under the omnibus incentive plan). All of these shares may be issued pursuant to incentive stock options. No more than 6,000,000 shares may be awarded as awards other than options, stock appreciation rights, or other awards for which the participant pays the exercise price.

If an award under the omnibus incentive plan is canceled, forfeited, terminates or is settled in cash, the shares related to that award will not be treated as having been delivered under the omnibus incentive plan.

For purposes of determining the number of shares available for grant as incentive stock options, only shares that are subject to an award that expires or is cancelled, forfeited or settled in cash shall be treated as not having been issued under the omnibus incentive plan.

In the event of any equity restructuring, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through a large, nonrecurring cash dividend, the committee shall cause an equitable adjustment to be made (i) in the number and kind of shares of our common stock that may be delivered under the omnibus incentive plan, (ii) in the individual annual limitations on each type of award under the omnibus incentive plan and (iii) with respect to outstanding awards, in the number and kind of shares subject to outstanding awards, the exercise price, grant price or other price of shares subject to outstanding awards, any performance conditions relating to shares, the market price of shares, or per-share results, and other terms and conditions of outstanding awards, in the case of (i), (ii) and (iii) to prevent dilution or enlargement of rights. In the event of any other change in corporate capitalization, such as a merger, consolidation or liquidation, the committee may, in its sole discretion, cause an equitable adjustment as described in the foregoing sentence to be made, to prevent dilution or enlargement of rights.

Share Counting

The omnibus incentive plan does not permit shares that are held back, tendered or returned to cover the exercise price or tax withholding obligations with respect to an Award to be available for future grants under the plan, nor does it permit us to use the cash proceeds from option exercises to repurchase shares on the open market for reuse in the plan. Any SARs issued under the omnibus incentive plan will be counted as one share issued regardless of whether the Company issues net shares to the participant.

Repricing

Neither FIS nor our compensation committee may (i) reduce the exercise price of outstanding options (except to the extent described above in the event of an equity restructuring or other change in corporate capitalization), (ii) cancel options and grant substitute options with a lower exercise price, or (iii) purchase outstanding underwater options from participants for cash.

Eligibility and Participation

Eligible participants include all employees, directors and consultants of FIS and our subsidiaries, as determined by the committee.

Maximum Grants under the Omnibus Incentive Plan

For purposes of Section 162(m) of the Internal Revenue Code, (i) the maximum number of our shares with respect to which stock options or SARs may be granted to any participant in any fiscal year is 4,000,000 shares; (ii) the maximum number of our shares of restricted stock that may be granted to any participant in any fiscal year is 2,000,000 shares; (iii) the maximum number of our shares with respect to which RSUs may be granted to any participant in any fiscal year is 2,000,000 shares; (iv) the maximum number of our shares with respect to which performance shares may be granted to any participant in any fiscal year is 2,000,000 shares; (v) the maximum amount of compensation that may be paid with respect to performance units or other cash or stock-based awards awarded to any participant in any fiscal year is $25,000,000 or a number of shares having a fair market value not in excess of that amount; and (vi) the maximum dividend or dividend equivalent that may be paid to any one participant in any one fiscal year is $25,000,000.

Types of Awards

Following is a general description of the types of awards that may be granted under the omnibus incentive plan. Terms and conditions of awards will be determined on a grant-by-grant basis by the committee, subject to limitations contained in the omnibus incentive plan.

Stock Options. The committee may grant incentive stock options, which we refer to as ISOs, nonqualified stock options, which we refer to as NQSOs or a combination thereof under the omnibus incentive plan. The exercise price for each such award will be at least equal to 100% of the fair market value of a share of common stock on the date of grant (110% of fair market value in the case of an ISO granted to a person who owns more than 10% of the voting power of all classes of stock of FIS or any subsidiary). Options will expire at such times and will have such other terms and conditions as the committee may determine at the time of grant; provided, however, that no option may be exercisable later than the tenth anniversary of its grant (fifth anniversary in the case of an ISO granted to a person who owns more than 10% of the voting power of all classes of stock of FIS or any subsidiary).

The exercise price of options granted under the omnibus incentive plan may be paid in cash, by tendering previously acquired shares of common stock having a fair market value equal to the exercise price, through broker-assisted cashless exercise or any other means permitted by the committee consistent with applicable law or by a combination of any of the permitted methods.

Stock options may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, and are exercisable during a participant's lifetime only by the participant. Stock options may not be transferred for consideration.

The committee may also award dividend equivalent payments in connection with a stock option.

Stock Appreciation Rights. SARs granted under the omnibus incentive plan may be in the form of freestanding SARs (SARs granted independently of any option), tandem SARs (SARS granted in connection with a related option) or a combination thereof. The grant price of a freestanding SAR will be equal to the fair market value of a share of common stock on the date of grant. The grant price of a tandem SAR will be equal to the exercise price of the related option.

Freestanding SARs may be exercised upon such terms and conditions as are imposed by the committee and set forth in the SAR award agreement. Tandem SARs may be exercised only with respect to the shares of common stock for which its related option is exercisable.

Upon exercise of a SAR, a participant will receive the product of the excess of the fair market value of a share of common stock on the date of exercise over the grant price multiplied by the number of shares with respect to which the SAR is exercised. Payment upon SAR exercise may be in cash, in shares of common stock of equivalent value, or in some combination of cash and shares, as determined by the committee. The committee may also award dividend equivalent payments in connection with SARs.

Restricted Stock. Restricted stock is an award that is non-transferable and subject to a substantial risk of forfeiture until vesting conditions, which can be related to continued service or other conditions established by the committee, are satisfied. Prior to vesting, holders of restricted stock may receive dividends and voting rights. If the vesting conditions are not satisfied, the participant forfeits the shares.

Restricted Stock Units and Performance Shares. RSUs and performance shares represent a right to receive a share of common stock, an equivalent amount of cash, or a combination of shares and cash, as the committee may determine, if vesting conditions are satisfied. The initial value of an RSU or performance share granted under the omnibus incentive plan shall be at least equal to the fair market value of our common stock on the date the award is granted. The committee may also award dividend equivalent payments in connection with such awards. RSUs may contain vesting conditions based on continued service or other conditions established by the committee. Performance shares may contain vesting conditions based on attainment of performance goals established by the committee in addition to service conditions.

Performance Units. Performance units are awards that entitle a participant to receive shares of common stock, cash or a combination of shares and cash if certain performance conditions are satisfied. The amount received depends upon the value of the performance units and the number of performance units earned, each of which is determined by the committee. The committee may also award dividend equivalent payments in connection with such awards.

Other Cash and Stock-Based Awards. Other cash and stock-based awards are awards other than those described above, the terms and conditions of which are determined by the committee. These awards may include, without limitation, the grant of shares of our common stock based on attainment of performance goals established by the committee, the payment of shares as a bonus or in lieu of cash based on attainment of performance goals established by the committee, and the payment of shares in lieu of cash under an incentive or bonus program. Payment under or settlement of any such awards will be made in such manner and at such times as the committee may determine.

Dividend Equivalents. Dividend equivalents granted to participants will represent a right to receive payments equivalent to dividends with respect to a specified number of shares.

Replacement Awards. Replacement awards are awards issued in substitution of awards granted under equity-based incentive plans sponsored or maintained by an entity with which we engage in a merger, acquisition or other business transaction, pursuant to which awards relating to interests in such entity are outstanding immediately prior to such transaction. Replacement awards shall have substantially the same terms and conditions as the award it replaces; provided, however, that the number of shares, the exercise price, grant price or other price of shares, any performance conditions, or the market price of underlying shares or per-share results may differ from the awards they replace to the extent such differences are determined to be appropriate and equitable by the committee, in its sole discretion.

Performance Goals

Performance goals, which are established by the committee, will be chosen from among the following performance measures: earnings per share, economic value created, market share (actual or targeted growth), net income (before or after taxes), operating income, adjusted net income after capital charge, return on assets (actual or targeted growth), return on capital (actual or targeted growth), return on equity (actual or targeted growth), return on investment (actual or targeted growth), revenue (actual or targeted growth), cash flow, operating margin, share price, share price growth, total shareholder return, and strategic business criteria consisting of one or more objectives based on meeting specified market penetration goals, productivity measures, geographic business expansion goals, cost targets, customer satisfaction or employee satisfaction goals, goals relating to merger synergies, management of employment practices and employee benefits, or supervision of litigation and information technology, and goals relating to acquisitions or divestitures of subsidiaries, affiliates or joint ventures. The targeted level or levels of performance with respect to such performance measures may be established at such levels and on such terms as the committee may determine, in its discretion, including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies.

The committee may make adjustments in the terms and conditions of, and the criteria included in, awards in recognition of unusual or nonrecurring events, including, for example, events affecting us or our financial statements or changes in applicable laws, regulations, or accounting principles, whenever the committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the plan. With respect to any awards intended to qualify as performance-based compensation under section 162(m) of the Internal Revenue Code, any such exception shall be specified at such times and in such manner as will not cause such awards to fail to so qualify.

Termination of Employment or Service

Each award agreement will set forth the participant's rights with respect to the award following termination of employment or service.

Change in Control

Except as otherwise provided in a participant's award agreement, upon the occurrence of a change in control (as defined below), unless otherwise specifically prohibited under applicable laws or by the rules and regulations of any governing governmental agencies or national securities exchanges, any and all outstanding options and SARs granted under the omnibus incentive plan will become immediately exercisable, any restriction imposed on restricted stock, RSUs and other awards granted under the omnibus incentive plan will lapse, and any and all performance shares, performance units and other awards granted under the omnibus incentive plan with performance conditions will be deemed earned at the target level, or, if no target level is specified, the maximum level.

For purposes of the omnibus incentive plan, the term "change in control" is defined as the occurrence of any of the following events:

- an acquisition immediately after which any person, group or entity possesses direct or indirect beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, or the *Exchange Act*) of 25% or more of either our outstanding common stock or our outstanding voting securities, excluding any acquisition directly from us, by us, or by any of our employee benefit plans and certain other acquisitions;

- during any period of two consecutive years, the individuals who, as of the beginning of such period, constituted our board, or incumbent board, cease to constitute at least a majority of the board, provided that any individual who becomes a member of our board subsequent to the beginning of such period and whose election or nomination was approved by at least two-thirds of the members of the incumbent board will be considered as though he or she were a member of the incumbent board;

- the consummation of a reorganization, merger, share exchange or consolidation or sale or other disposition of all or substantially all of our assets unless (a) our shareholders immediately before the transaction continue to have beneficial ownership of 50% or more of the outstanding shares of our common stock and the combined voting power of our then outstanding voting securities resulting from the transaction in substantially the same proportions as their ownership immediately prior to the transaction of our common stock and outstanding voting securities; (b) no person (other than us, an employee benefit plan sponsored by us or the resulting corporation, or any entity controlled by us or the resulting corporation) has beneficial ownership of 25% or more of the outstanding common stock of the resulting corporation or the combined voting power of the resulting corporation's outstanding voting securities; and (c) individuals who were members of the incumbent board continue to constitute a majority of the members of the board of directors of the resulting corporation; or

- our shareholders approve a plan or proposal for the complete liquidation or dissolution of the Company.

Transferability

Awards generally will be non-transferable except upon the death of a participant, although the committee may permit a participant to transfer awards (for example, to family members or trusts for family members) subject to such conditions as the committee may establish.

Deferrals

The committee may permit the deferral of vesting or settlement of an award and may authorize crediting of dividends or interest or their equivalents in connection with any such deferral. Any such deferral and crediting will be subject to the terms and conditions established by the committee and any terms and conditions of the plan or arrangement under which the deferral is made.

Tax Withholding

We may deduct or withhold, or require a participant to remit, an amount sufficient to satisfy federal, state, local, domestic or foreign taxes required by law or regulation to be withheld with respect to any taxable event arising as a result of the omnibus incentive plan. The committee may require or permit participants to elect that the withholding requirement be satisfied, in whole or in part, by having us withhold, or by tendering to us, shares of our common stock having a fair market value equal to the minimum withholding obligation.

Federal Income Tax Consequences

The following is a brief description of the principal federal income tax consequences relating to options awarded under the omnibus incentive plan. This summary is based on our understanding of present federal income tax law and regulations. The summary does not purport to be complete or applicable to every specific situation.

Consequences to the Optionholder

Grant. There are no federal income tax consequences to the optionholder solely by reason of the grant of ISOs or NQSOs under the omnibus incentive plan.

Exercise. The exercise of an ISO is not a taxable event for regular federal income tax purposes if certain requirements are satisfied, including the requirement that the optionholder generally must exercise the ISO no later than three months following the termination of the optionholder's employment with FIS. However, such exercise may give rise to alternative minimum tax liability (see "Alternative Minimum Tax" below).

Upon the exercise of an NQSO, the optionholder will generally recognize ordinary income in an amount equal to the excess of the fair market value of the shares of common stock at the time of exercise over the amount paid therefor by the optionholder as the exercise price. The ordinary income, if any, recognized in connection with the exercise by an optionholder of an NQSO will be subject to both wage and employment tax withholding.

The optionholder's tax basis in the shares acquired pursuant to the exercise of an option will be the amount paid upon exercise plus, in the case of an NQSO, the amount of ordinary income, if any, recognized by the optionholder upon exercise thereof.

Qualifying Disposition. If an optionholder disposes of shares of common stock acquired upon exercise of an ISO in a taxable transaction, and such disposition occurs more than two years from the date on which the option was granted and more than one year after the date on which the shares were transferred to the optionholder pursuant to the exercise of the ISO, the optionholder will recognize long-term capital gain or loss equal to the difference between the amount realized upon such disposition and the optionholder's adjusted basis in such shares (generally the option exercise price).

Disqualifying Disposition. If the optionholder disposes of shares of common stock acquired upon the exercise of an ISO (other than in certain tax free transactions) within two years from the date on which the ISO was granted or within one year after the transfer of shares to the optionholder pursuant to the exercise of the ISO, at the time of disposition the optionholder will generally recognize ordinary income equal to the lesser of (i) the excess of each such share's fair market value on the date of exercise over the exercise price paid by the optionholder or (ii) the optionholder's actual gain (i.e., the excess, if any, of the amount realized on the disposition over the exercise price paid by the optionholder). If the total amount realized in a taxable disposition (including return of capital and capital gain) exceeds the fair market value on the date of exercise of the shares of common stock purchased by the optionholder under the option, the optionholder will recognize a capital gain in the amount of such excess. If the optionholder incurs a loss on the disposition (i.e., if the total amount realized is less than the exercise price paid by the optionholder), the loss will be a capital loss.

Other Disposition. If an optionholder disposes of shares of common stock acquired upon exercise of an NQSO in a taxable transaction, the optionholder will recognize capital gain or loss in an amount equal to the difference between the optionholder's basis (as discussed above) in the shares sold and the total amount realized upon disposition. Any such capital gain or loss (and any capital gain or loss recognized on a disqualifying disposition of shares of common stock acquired upon exercise of ISOs as discussed above) will be short-term or long-term depending on whether the shares of common stock were held for more than one year from the date such shares were transferred to the optionholder.

Alternative Minimum Tax. Alternative minimum tax, or *AMT*, is payable if and to the extent the amount thereof exceeds the amount of the taxpayer's regular tax liability, and any AMT paid generally may be credited against future regular tax liability (but not future AMT liability). AMT applies to alternative minimum taxable income.

For AMT purposes, the spread upon exercise of an ISO (but not an NQSO) will be included in alternative minimum taxable income, and the taxpayer will receive a tax basis equal to the fair market value of the shares of common stock at such time for subsequent AMT purposes. However, if the optionholder disposes of the ISO shares in the year of exercise, the AMT income cannot exceed the gain recognized for regular tax purposes, provided that the disposition meets certain third-party requirements for limiting the gain on a disqualifying disposition. If there is a disqualifying disposition in a year other than the year of exercise, the income on the disqualifying disposition is not considered alternative minimum taxable income.

Consequences to FIS

There are no federal income tax consequences to FIS by reason of the grant of ISOs or NQSOs or the exercise of an ISO (other than disqualifying dispositions).

At the time the optionholder recognizes ordinary income from the exercise of an NQSO, we will be entitled to a federal income tax deduction in the amount of the ordinary income so recognized (as described above), provided that we satisfy our reporting obligations described below. To the extent the optionholder recognizes ordinary income by reason of a disqualifying disposition of the stock acquired upon exercise of an ISO, we will be entitled to a corresponding deduction in the year in which the disposition occurs.

We will be required to report to the Internal Revenue Service any ordinary income recognized by any optionholder by reason of the exercise of an NQSO or upon a disqualifying disposition of an ISO. We will be required to withhold income and employment taxes (and pay the employer's share of employment taxes) with respect to ordinary income recognized by the optionholder upon the exercise of an NQSO, but not upon a disqualifying disposition of an ISO.

Stock Appreciation Rights

A participant generally will not realize taxable income at the time an SAR is granted. Upon settlement of an SAR, the participant will recognize as ordinary income the amount of cash received or, if the right is paid in shares of our common stock, the fair market value of such shares at the time of payment. We will generally be allowed a tax deduction in the taxable year the participant includes the amount in income.

Restricted Stock

A participant generally does not realize taxable ordinary income as a result of receiving a restricted stock grant, and we are not entitled to a deduction for federal income tax purposes at the time of the grant, provided that the shares are not transferable and are subject to restrictions constituting a "substantial risk of forfeiture." When the restrictions lapse, the participant will be deemed to have received taxable ordinary income equal to the fair market value of the shares underlying the award at the time of lapse. An amount equal to the compensation included in the participant's income will generally be deductible by us in the taxable year of inclusion. The participant's tax basis in the shares will be equal to the fair market value of such shares on the date the restrictions lapse. Any gain realized upon disposition of such shares is taxable as capital gain income, with the applicable tax rate depending upon, among other things, how long such shares were held following the lapse of the restrictions.

Under certain circumstances, a participant may, within thirty days after transfer of the restricted shares, irrevocably elect under section 83(b) of the Code to include in the year in which such restricted shares are transferred as gross income, the fair market value of such shares, which is determined as of the date of transfer and without regard to any restriction other than a restriction that by its terms will never lapse. A copy of this election must be provided to us. The basis of such shares will be equal to the amount included in income. The holding period for capital gains purposes begins when the shares are transferred to the participant. If such shares are forfeited before the restrictions lapse, the forfeiture will be treated as a sale or exchange and no tax deduction will be allowed for the amount included in income as a result of the original election.

Restricted Stock Units and Other Awards

Restricted stock units and other awards granted under the omnibus incentive plan are generally not subject to tax at the time of the award but are subject to ordinary income tax at the time of payment, whether paid in cash or shares of our common stock. With respect to such awards, we generally will be allowed a tax deduction for the amount included in the taxable income of the participant in the taxable year of inclusion.

Other Tax Consequences

The foregoing discussion is not a complete description of the federal income tax aspects of awards granted under the omnibus incentive plan. In addition, administrative and judicial interpretations of the application of the federal income tax laws are subject to change. Furthermore, the foregoing discussion does not address state or local tax consequences.

THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE OMNIBUS INCENTIVE PLAN.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS

The number of our common shares beneficially owned by each individual or group is based upon information in documents filed by such person with the SEC, other publicly available information or information available to us. Percentage ownership in the following table is based on 199,005,750 shares of FIS common stock outstanding as of March 31, 2008. Unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of common stock beneficially owned by that shareholder. The number of shares beneficially owned by each shareholder is determined under rules issued by the SEC.

Security Ownership of Certain Beneficial Owners

The following table sets forth information regarding beneficial ownership of our common stock by each shareholder who is known by the Company to beneficially own 5% or more of our common stock:

Name	Number of Shares Beneficially Owned	Percent of Class
Capital World Investors(1)	13,265,000	6.67%
Glenview Capital Management, LLC(2)	15,230,512	7.65%

(1) According to a Schedule 13G filed February 11, 2008, Capital World Investors, a division of Capital Research Management Company ("CRMC") whose address is 333 South Hope Street, Los Angeles, CA 90071, is deemed to be the beneficial owner of 13,265,000 shares as a result of CRMC acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940.

(2) According to a Schedule 13G filed December 6, 2007, Glenview Capital Management, LLC and Lawrence M. Robbins, whose address is 767 Fifth Avenue, 44th Floor, New York, NY 10153, may be deemed to be the beneficial owner of 15,230,512 shares. This amount consists of: (A) 419,890 shares held for the account of Glenview Capital Partners; (B) 6,109,456 shares held for the account of Glenview Capital Master Fund; (C) 2,883,017 shares held for the account of Glenview Institutional Partners; (D) 700,719 shares held for the account of the GCM Little Arbor Master Fund; (E) 124,304 shares held for the account of GCM Little Arbor Institutional Partners; (F) 3,078,965 shares held for the account of Glenview Capital Opportunity Fund; (G) 1,797,019 shares held for the account of Glenview Offshore Opportunity Master Fund; (H) 9,427 shares held for the account of GCM Little Arbor Partners; and (I) 107,715 shares held for the account of GCM Opportunity Fund.

Security Ownership of Management and Directors

The following table sets forth information regarding beneficial ownership of our common stock by:

- each of our directors and nominees for director;
- each of the named executive officers as defined in Item 402(a)(3) of Regulation S-K promulgated by the SEC; and
- all of our executive officers and directors as a group.

The information is not necessarily indicative of beneficial ownership for any other purpose. The mailing address of each director and executive officer shown in the table below is c/o Fidelity National Information Services, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204.

Name	Number of Shares Owned	Number of Options(1)	Total	Percent of Total
Brent B. Bickett	94,756	415,450	510,206	*
Jeffrey S. Carbiener	75,116	320,042	395,158	*
Robert M. Clements	—	4,000	4,000	*
William P. Foley, II	2,501,325(2)	1,097,983	3,599,308(2)	1.80%
Thomas M. Hagerty	4,031	12,360	16,391	*
Marshall Haines	—	4,000	4,000	*
Keith W. Hughes	5,192	4,000	9,192	*
David K. Hunt	11,163(3)	9,471	20,634(3)	*
James K. Hunt	—	4,000	4,000	*
Lee A. Kennedy	291,844(4)	1,418,972	1,710,816(4)	*
Daniel D. (Ron) Lane	74,362	78,934	153,296	*
Richard N. Massey	58,169	4,000	62,169	*
Alan L. Stinson	6,845	242,346	249,191	*
Eric D. Swenson	16,803	50,582	67,385	*
Cary H. Thompson	4,029	34,778	38,807	*
All Directors and Officers (24 persons)	3,215,735	4,177,530	7,393,265	3.64%

* Represents less than 1% of our common stock.

(1) Represents shares subject to stock options that are exercisable on March 31, 2008 or become exercisable within 60 days of March 31, 2008.

(2) Included in this amount are 1,316,404 shares held by Folco Development Corporation, of which Mr. Foley and his spouse are the sole stockholders, and 311,222 shares held by Foley Family Charitable Foundation. Additionally, 131,096 shares included in this amount are pledged in connection with a collateral account held by Mr. Foley at Wachovia Bank, N.A.

(3) Included in this amount are 1,500 shares held by Mr. Hunt's wife.

(4) Included in this amount are 258 shares held by Mr. Kennedy's children.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2007, about our common stock which may be issued under our equity compensation plans:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(c)
Equity compensation plans approved by security holders	17,298,035	$33.22	1,347,498
Equity compensation plans not approved by security holders	—	—	—
Total	17,298,035	$33.22	1,347,498

CERTAIN INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The executive officers of the Company as of the date of this Proxy Statement are set forth in the table below. Certain biographical information with respect to those executive officers who do not also serve as directors follows the table. There are no family relationships among the executive officers, directors or nominees for director.

Name	Position with FIS	Age
William P. Foley, II	Executive Chairman	63
Lee A. Kennedy	President and Chief Executive Officer	57
Jeffrey S. Carbiener	Executive Vice President and Chief Financial Officer	45
Brent B. Bickett	Executive Vice President, Strategic Planning	43
Francis K. Chan	Senior Vice President, Chief Accounting Officer and Controller	38
Ronald D. Cook	Senior Vice President and General Counsel	44
Michael L. Gravelle	Executive Vice President, Legal	46
Gary A. Norcross	President and Chief Operations Officer, Transaction Processing Services	42
Michael P. Oates	Senior Vice President, Human Resources	48
Frederick C. Parvey	Executive Vice President, Chief Information Officer	56
Francis R. Sanchez	President, Strategic Development	50
Daniel T. Scheuble	President, Mortgage Processing Services	49
Eric Swenson	President, Mortgage Information Services	48

Jeffrey S. Carbiener has served as Executive Vice President and Chief Financial Officer of FIS since February 2006, and served as the Executive Vice President and Group Executive, Check Services of Certegy from June 2001 until February 2006. Prior to joining FIS, Mr. Carbiener served as Senior Vice President, Equifax Check Solutions, a unit of Equifax Inc., from February 1998 until June 2001.

Brent B. Bickett has served as Executive Vice President, Strategic Planning of FIS since February 2006. Mr. Bickett joined old FNF in January 1999, where he held the position of Executive Vice President, Corporate Finance and was responsible for mergers and acquisitions and business development efforts. Prior to joining old FNF, Mr. Bickett was a member of the Investment Banking Division of Bear, Stearns and Co. Inc. from August 1990 until January 1999. Mr. Bickett also serves as Executive Vice President, Corporate Finance of FNF.

Francis K. Chan has served as Senior Vice President, Chief Accounting Officer and Controller since December 2005 and manages the accounting and financial reporting functions. Additionally, Mr. Chan is responsible for the Company's Sarbanes-Oxley 404 compliance. From July 1995 through December 2005, Mr. Chan served in various management roles including as Vice President and Controller of old FNF. Prior to that, Mr. Chan was employed by KPMG LLP.

Ronald D. Cook has served as Senior Vice President and General Counsel since May 2006, and served as Certegy's Senior Vice President and Associate General Counsel from September 2002 through February 2006. Prior to that, Mr. Cook founded and managed a private law firm in Tampa, Florida from August 1998 through September 2003. He was Assistant Vice President and Associate Group Counsel for Equifax Inc. from May 1993 until August 1998.

Michael L. Gravelle has served as Executive Vice President, Legal of FIS since June 2006 and served as Senior Vice President and General Counsel of FIS from February 2006 until May 2006. Prior to that, since 2003, he served as Senior Vice President of old FNF and as Senior Vice President, General Counsel and Secretary of Former FIS. Mr. Gravelle joined Former FIS from Alltel Information Services, Inc., where he had served as Senior Vice President, General Counsel and Secretary since 2000. Mr. Gravelle also serves as Executive Vice President, Legal of FNF.

Gary A. Norcross has served as Executive Vice President, Integrated Financial Solutions of FIS since February 2006. Prior to that, he held the position of President of Integrated Financial Solutions of Former FIS since June 1996. He served Former FIS in various capacities since May 1988.

Michael P. Oates has served as Senior Vice President, Human Resources of FIS since September 2007, and oversees all personnel and employee benefit programs as well as employment-related legal matters. Prior to joining FIS, Mr. Oates had served as Vice President of Human Resources for Florida Rock Industries, Inc. since September 2004. Mr. Oates served as Director of Labor Relations for CSX Corp. from August 2003 to September 2004. Prior to joining CSX, Mr. Oates was a partner with Hunton & Williams L.L.P., where he had been for more than 13 years.

Frederick C. Parvey has served as Executive Vice President and Chief Information Officer since May 2006. Prior to his appointment as CIO, Mr. Parvey served as Senior Vice President, Director of Real Estate and Construction from April 2003. Mr. Parvey joined Former FIS from Alltel Information Services, where he served as Senior Vice President, U.S. Operations from January 2002 until April 2003 and as Senior Vice President, Technology Services, Residential Lending Solutions from May 1997 to January 2002.

Francis R. Sanchez has served as Executive Vice President, Enterprise Banking Solutions of FIS since February 2006. Prior to that, since April 2004, he served as an Executive Vice President of Former FIS and President of the Leveraged Product Development division. Prior to joining Former FIS, Mr. Sanchez served in many positions at Sanchez Computer Associates, Inc. since 1980, including as Chief Executive Officer. Sanchez Computer Associates, Inc., a Nasdaq listed international bank technology company that specialized in real-time banking systems for the global market, enterprise customer integration systems and complete internet banking outsourcing, was acquired by Former FIS in April 2004.

Daniel T. Scheuble has served as Executive Vice President, Mortgage Processing Services of FIS since April 2006. Mr. Scheuble joined Former FIS in 2003 as Chief Information Officer of the Mortgage Servicing Division. Before joining Former FIS, Mr. Scheuble was Chief Information Officer at GMAC Residential and prior to that, he was the Executive Vice President and Chief Information Officer of Loan Operations for HomeSide Lending.

Eric Swenson has served as Executive Vice President, Lender Processing Services of FIS since April 2006. Prior to that time, Mr. Swenson was an Executive Vice President of old FNF and served as the President of the Lender Outsourcing Division of Former FIS from January 2004 until April 2006. From August 2001 through December 2003, Mr. Swenson held several positions with Fidelity National Information Solutions, Inc., which was a majority-owned subsidiary of old FNF, including Executive Vice President, Chief Operating Officer and President. Prior to August 2001, Mr. Swenson was an Executive Vice President and Regional Manager with old FNF.

COMPENSATION DISCUSSION AND ANALYSIS AND EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Introduction

In this compensation discussion and analysis, we provide an overview of our compensation programs, including the objectives of such programs and the rationale for each element of compensation, for William P. Foley, II, our Executive Chairman; Lee A. Kennedy, our President and Chief Executive Officer; Jeffrey S. Carbiener, our Executive Vice President and Chief Financial Officer; and Brent B. Bickett and Eric D. Swenson, who serve as Executive Vice Presidents of Strategic Planning and Loan Transaction Services, respectively, and were our two other most highly compensated executive officers during 2007. We also discuss the compensation of Alan L. Stinson, our Executive Vice President, Finance, who would have been one of our most highly compensated executive officers had he not stepped down as an executive officer in May 2007 (together with Messrs. Foley, Kennedy, Carbiener, Bickett and Swenson, the *named executive officers*).

Objectives of our Compensation Program

Our compensation programs are designed to attract and motivate high performing executives with the objective of delivering long-term shareholder value and financial results. Retaining our key employees also is a high priority, as there is significant competition in our industry for talented managers. We think the most effective way of accomplishing these objectives is to link the compensation of our named executive officers to specific annual and long-term strategic goals, thereby aligning the interests of the executives with those of the shareholders. We have a history of delivering strong results for our shareholders, and we believe our practice of linking compensation with corporate performance has contributed significantly to that track record.

We link a significant portion of each named executive officer's total annual compensation to performance goals that are intended to deliver measurable results. Executives are generally rewarded only when and if the pre-established performance goals are met or exceeded. We also believe that material stock ownership by executives assists in aligning executives' interests with those of shareholders and strongly motivates executives to build long-term shareholder value. We structure our stock-based compensation programs to assist in creating this link. Finally, we provide our executives with total compensation that we believe is competitive relative to the compensation paid to similarly situated executives from similarly sized companies, and which is sufficient to motivate, reward and retain those individuals with the leadership abilities and skills necessary for achieving our ultimate objective: the creation of long-term shareholder value.

Role of Compensation Committee and Executive Officers in Determining Executive Compensation

Our compensation committee has the responsibility to approve and monitor all compensation for our named executive officers. Our President and Chief Executive Officer also plays an important role in determining executive compensation levels, by making recommendations to our compensation committee regarding salary adjustments and incentive awards for his direct reports. Our Executive Chairman may also make recommendations with respect to equity-based incentive compensation awards. These recommendations will be based on a review of an executive's performance and job responsibilities and potential future performance. Our compensation committee may exercise its discretion in modifying any recommended salary adjustments or incentive awards for our executives. Our Executive Chairman and our President and Chief Executive Officer do not make recommendations to the compensation committee with respect to their own compensation.

Establishing Executive Compensation Levels

We operate in a highly competitive industry, and compete with our peers and competitors to attract and retain highly skilled executives within that industry. In order to attract talented executives with the leadership abilities and skills necessary for building long-term shareholder value, motivate our executives to perform at a high level, reward outstanding achievement and retain our key executives over the long-term, the compensation committee sets total compensation at levels it determines to be competitive in our market.

When determining the overall compensation of our executive officers, including base salaries and annual and long-term incentive amounts, the compensation committee considers a number of factors it deems important. These factors include financial performance, individual performance, and an executive's experience, knowledge, skills, level of responsibility and expected impact on our future success. The compensation committee also considers corporate governance and regulatory factors related to executive compensation and marketplace compensation practices.

When considering marketplace compensation practices, our compensation committee considers data on base salary, annual incentive targets and long-term incentive targets, focusing on levels of compensation from the 50th to the 75th percentiles of market data. These levels of total compensation provide a point of reference for the committee, but the compensation committee ultimately makes compensation decisions based on all of the factors described above.

Role of Compensation Consultants

To further the objectives of our compensation program, the compensation committee engaged Strategic Apex Group, an independent compensation consultant, to conduct an annual review of our compensation programs for the named executive officers, as well as for other key executives. Strategic Apex Group provided the compensation committee with relevant market data and alternatives to consider when making compensation decisions for our key executives, including the named executive officers.

To assist the compensation committee in determining 2007 compensation levels, Strategic Apex Group gathered marketplace compensation data on total compensation, which consisted of annual salary, annual incentives, long-term incentives and pay mix. Strategic Apex Group used two different marketplace data sources: (1) surveys prepared by Hewitt Associates and Towers Perrin, which together contain data on approximately 700 companies, and (2) a group of 14 publicly-traded companies. The 14 companies were:

- Affiliate Computer Services, Inc.
- Automatic Data Processing, Inc.
- CA, Inc.
- DST Systems, Inc.
- First Data Corporation
- Fiserv, Inc.
- Intuit Inc.
- MasterCard Incorporated
- NCR Corporation
- SunGard Data Systems Inc.
- Symantec Corporation
- The Western Union Company
- Telephone & Data Systems, Inc.
- Unisys Corporation

These companies are all in the same general industry as us and were selected either because they have comparable annual revenues or because they compete directly with us for key employees. This compensation information provided by Strategic Apex Group provided a basis for the evaluation of total executive compensation paid to our executive officers, but many other factors were considered by our compensation committee.

Allocation of Total Compensation for 2007

We compensate our executives through a mix of base salary, annual cash incentives and long-term equity-based incentives. We also maintain standard employee benefit plans for our employees and executive officers and provide some limited perquisites. These benefits and perquisites are described later. The compensation committee generally allocates our executive officers' compensation based on its determination of the appropriate ratio of performance-based compensation to other forms of regularly-paid compensation. In making this determination, the compensation committee considers how other companies allocate compensation, based on the marketplace data provided by Strategic Apex Group, and each executive's level of responsibility, the individual skills, experience and contribution of each executive, and the ability of each executive to impact company-wide performance and create long-term shareholder value.

In 2007, our named executive officers' compensation was allocated among annual salary, annual cash incentives and long-term equity-based incentives, with a heavy emphasis on the at-risk, performance-based components of annual cash incentives and long-term equity-based incentives.

The compensation committee believes performance-based incentive compensation comprising 60% to 90% of total target compensation is appropriate. The compensation committee also believes a significant portion of an executive officer's compensation should be allocated to equity-based compensation in order to effectively align the interests of our executives with the long-term interests of our shareholders. Consequently, for 2007, a majority of our named executive officers' total compensation was provided in the form of nonqualified stock options.

When allocating Mr. Foley's compensation among base salary and annual and long-term incentives, the compensation committee considers that Mr. Foley is not employed exclusively by us. Because Mr. Foley does not dedicate 100% of his time on a day-to-day basis to FIS matters, the compensation committee has allocated a smaller portion of his annual compensation to base salary. Rather, because of Mr. Foley's unique experience and his contributions to and impact on our long-term strategy and success, the compensation committee has heavily weighted Mr. Foley's compensation toward at-risk, performance-based annual and long-term incentive opportunities.

2007 Executive Compensation Components

For 2007, the principal components of compensation for our named executive officers consisted of:

- base salary,
- performance-based annual cash incentive, and
- long-term equity-based incentive awards.

We also provided our executives with certain retirement and employee benefit plans as well as limited perquisites, although these items are not significant components of our compensation programs.

Below is a summary of each element of our 2007 compensation programs.

Base Salary

We seek to provide each of our named executive officers with a level of assured cash compensation for services rendered during the year sufficient, together with performance-based incentive awards, to motivate the executive to consistently perform at a high level. However, base salary is a relatively small component of our total compensation package, as our emphasis is on performance-based, at-risk pay. The compensation committee typically reviews salary levels at least annually as part of our performance review process, as well as in the event of promotions or other changes in executive officers' positions with the Company.

Annual Performance-Based Cash Incentive

We award annual cash incentives based upon the achievement of performance goals that are specified in the first quarter of the year. We provide the annual incentives to our executive officers under an annual incentive plan that is designed to allow the annual incentives to qualify as deductible performance-based compensation, as that term is used in Section 162(m) of the Code. The annual incentive plan includes a set of performance goals that can be used in setting incentive awards under the plan. We use the annual incentive plan to provide a material portion of the executives' total compensation in the form of at-risk, performance-based pay.

In the first quarter of 2007, annual incentive award targets were established by the compensation committee as described above for our named executive officers as a percentage of the individual's base salary. For 2007, Mr. Foley's annual incentive target was 250% of base salary, Mr. Kennedy's target was 200% of base salary, Mr. Carbiener's, Mr. Bickett's and Mr. Stinson's target was 150% of base salary, and Mr. Swenson's target was 100% of base salary.

Actual payout could range from one-half to two times (three times for Mr. Foley) the target incentive opportunity, depending on achievement of the pre-established goals. However, no annual incentive payments are payable to an executive officer if the pre-established, minimum performance thresholds are not met. The ranges of possible payments under FIS's annual incentive plan are set forth in the Grants of Plan-Based Awards table under the column Estimated Possible Payouts Under Non-Equity Incentive Plan Awards.

During the first quarter of 2007, the compensation committee established performance goals relating to the incentive targets described above and set a threshold performance level that needed to be achieved before any awards could be paid. These performance goals were specific, table driven measures, and the compensation committee did not retain discretion to increase the amount of the incentive awards, but did retain discretion to reduce such amounts.

Annual incentive awards for 2007 for the named executive officers were based on meeting weighted objectives for revenue growth (2007 target of 7.95% growth) and earnings before interest and taxes, or EBIT (2007 target of 17.56% growth), two key measures in evaluating the performance of our business. EBIT is calculated by taking GAAP net income and adding back interest expense, interest income, other non-operating expense, equity in earnings of unconsolidated subsidiaries, minority interest expense and income tax expense. For purposes of determining whether the targets under the annual incentive plan have been met, FIS also adjusts its revenue and EBIT results for the financial impact of certain events and activities, including merger, acquisition and divestiture activities, certain integration activities, and other restructuring charges, and for the impact of changes in foreign currency from budgeted rates.

Each of these targets was equally weighted. For 2007, our actual financial results relating to the performance goals exceeded the target level but fell just short of the maximum level with respect to revenue growth (2007 revenue growth was 9.14%), and met the threshold level with respect to EBIT growth (2007 EBIT growth was 14.6%). Because we met but did not exceed threshold performance levels on the EBIT performance measures, the compensation committee exercised its discretion and determined to pay only for exceeding target on the revenue growth performance measure. Accordingly, the incentive awards earned by the named executive officers, when combined, exceeded their threshold levels, but were less than the target levels. The annual incentive amounts earned under the annual incentive plan were approved by the compensation committee and are reported in the Summary Compensation Table under the column Non-Equity Incentive Plan Compensation.

Long-Term Equity Incentive Awards

We use our shareholder approved amended and restated Certegy, Inc. Stock Incentive Plan, or the *Certegy plan*, for long-term incentive awards. We have historically used nonqualified stock options as our primary form of equity compensation, although the Certegy plan is an omnibus plan that authorizes us to grant stock appreciation rights, restricted stock and restricted stock units. We believe stock options assist in our goal of creating long-term shareholder value by linking the interests of our named executive officers, who are in positions to directly influence shareholder value, with the interests of our shareholders. A description of the Certegy plan can be found under the heading "Stock Incentive Plans" following the Grants of Plan-Based Awards table.

Our general practice is to make awards during the fourth quarter of each year at a meeting of the compensation committee held following the release of third quarter earnings. We also may grant awards in connection with significant new hires or promotions.

In 2007, the compensation committee approved grants of nonqualified stock options to Messrs. Foley, Kennedy, Carbiener, Bickett and Swenson. The exercise prices and number of shares subject to these grants are disclosed in the Grants of Plan-Based Awards table. Mr. Stinson, who ceased to serve as an executive officer of FIS in May 2007, did not receive any stock options in 2007.

The stock option award amounts were determined based on the following:

- an analysis of competitive marketplace compensation data provided to the compensation committee by Strategic Apex Group;
- the executive's level of responsibility and ability to influence our performance;
- the executive's level of experience and skills;
- the need to retain and motivate highly talented executives; and
- the Company's business environment, objectives and strategy.

In each case, the stock options were awarded with an exercise price equal to the fair market value of a share on the date of grant, vest proportionately each year over three years based on continued employment with us and have a seven year term. In addition to aligning the executive's interest with the interests of our shareholders, our compensation committee believes these stock option awards aid in retention, because the executive must remain with FIS for three years before the options become fully exercisable.

The compensation committee also approved grants of restricted stock to Mr. Kennedy and Mr. Carbiener. Mr. Kennedy received a grant of 6,600 shares and Mr. Carbiener received a grant of 5,500 shares. The restricted stock awards were granted in March 2007 as a merit bonus for their performance in 2006, particularly with respect to the integration of Certegy and Former FIS. These awards vest on the first anniversary of the date of grant.

In addition, in May 2007, certain of our executive officers, including Messrs. Foley, Kennedy, Bickett and Stinson, were awarded options to purchase shares of FNRES Holdings, Inc., or *FNRES*, an affiliate in which FIS holds a minority interest. The options were granted under the FNRES Holdings, Inc. 2007 Stock Incentive Plan, or the *FNRES Stock Plan*, with performance-based vesting conditions. The grants were approved by the FNRES board and by our compensation committee. The options were granted in consideration of services to be provided by the executive officers to FNRES, to encourage the executive officers to work toward increasing FNRES's stock price and to achieve the performance goals upon which the vesting of the stock options is contingent. The exercise prices and number of shares subject to these awards are provided in the Grants of Plan-Based Awards table and the related footnote. A description of the FNRES Stock Plan can be found in the narrative following the Grants of Plan-Based Awards table.

Further details concerning the stock option grants made in 2007 to our named executive officers are provided in the Grants of Plan-Based Awards table and the Outstanding Equity Awards at Year-End table and the related footnotes.

Retirement and Employee Benefit Plans

We provide retirement and other benefits to our U.S. employees under a number of compensation and benefit plans. Our named executive officers generally participate in the same compensation and benefit plans as our other executives and employees. All employees in the United States, including our named executive officers, are eligible to participate in our 401(k) plan and our Employee Stock Purchase Plan, or *ESPP*. In addition, our named executive officers generally participate in the same health and welfare plans as our other employees. In addition, Messrs. Kennedy and Carbiener participate in the Special Supplemental Executive Retirement Plan, or *special plan*. In 2007, Messrs. Kennedy and Carbiener also participated in the frozen Fidelity National Information Services, Inc. Pension Plan, or *pension plan*, and Mr. Kennedy participated in our Supplemental Executive Retirement Plan, or *SERP*.

Pension Plan

Executive pensions are not a significant component of our compensation programs. However, in connection with the Certegy Merger, we acquired the pension plan. Shortly thereafter, we froze the pension plan, effective May 31, 2006, and do not offer pensions to new employees. No pension benefits accrued after the freeze date. In July 2007, we received a determination letter from the Internal Revenue Service permitting us to distribute all pension plan benefits in the form of lump sums and annuity contracts, and to terminate the plan effective as of May 31, 2006. Of the named executive officers, only Messrs. Kennedy and Carbiener participated in the pension plan in 2007. We discuss material terms of the pension plan in the narrative following the Pension Benefits table.

Supplemental Executive Retirement Plan

The SERP was adopted by Certegy for certain of its executive officers, including Mr. Kennedy, and became effective on November 5, 2003. We assumed sponsorship of the SERP in the Certegy Merger. The SERP is a nonqualified defined benefit pension plan that is intended to provide retirement benefits that supplement the retirement benefits provided under the pension plan. The SERP was amended on December 31, 2007 to disallow new participants from joining the SERP, freeze the accrued benefit in participants' accounts and to prevent the accrual of additional benefits, and to allow participants to change the time and form of their SERP payments.

Mr. Kennedy, the only named executive officer who participated in the SERP, took a full distribution of his accrued benefit under the SERP in the amount of $10,432,656 on January 31, 2008. Material terms of the SERP are described in the narrative following the Pension Benefits table.

Executive Life and Supplemental Retirement Benefit Plan and Special Supplemental Executive Retirement Plan

We also maintain the Executive Life and Supplemental Retirement Benefit Plan, which we refer to as the *split dollar plan*, and the Special Supplemental Executive Retirement Plan, which we refer to as the *special plan.* The split dollar plan was established by Certegy in connection with the spin-off of Certegy from Equifax Inc. The purpose of the plan was to reward executives for their service to Certegy and to provide an incentive for future service and loyalty. The plan provides benefits through life insurance policies on the lives of participants. To address changes in applicable law resulting from the Sarbanes-Oxley Act of 2002, the split dollar plan was amended in 2003 to eliminate certain executive officers' deferred cash accumulation benefits under the split dollar plan. As a result of the amendment, Messrs. Kennedy and Carbiener retained death benefits under the split dollar plan, but no longer have deferred cash accumulation benefits under the split dollar plan. To replace the lost cash accumulation benefits, Certegy adopted the special plan. The special plan provides participants with a benefit opportunity comparable to the deferred cash accumulation benefit opportunity that would have been available had they been able to continue participation in the split dollar plan. Information regarding Messrs. Kennedy's and Carbiener's benefits under the special plan, as well as material terms of the special plan, can be found in the Nonqualified Deferred Compensation table and accompanying narrative.

401(k) Plan

We sponsor a defined contribution savings plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code. The plan contains a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code, as well as an employee stock ownership plan feature. Participating employees may contribute up to 40% of their eligible compensation, but not more than statutory limits (generally $15,500 in 2007). We contribute an amount equal to 50% of each participant's voluntary contributions under the plan, up to a maximum of 6% of eligible compensation for each participant. Matching contributions are initially invested in shares of our common stock, although a participant may subsequently direct the trustee to invest those funds in any other investment option available under the plan.

A participant may receive the value of his or her vested account balance upon termination of employment. A participant is always 100% vested in his or her voluntary contributions. Vesting in matching contributions occurs on a pro rata basis over an employee's first three years of employment with the Company.

Deferred Compensation Plans

We also provide our named executive officers, as well as other key employees, with the opportunity to defer receipt of their compensation under a non-qualified deferred compensation plan. None of the named executive officers currently have account balances under the deferred compensation plan.

Employee Stock Purchase Plan

We also sponsor an Employee Stock Purchase Plan, or *ESPP*, which provides a program through which our executives and employees can purchase shares of our common stock through payroll deductions and through matching employer contributions. Participants may elect to contribute between 3% and 15% of their salary into the ESPP through payroll deduction. At the end of each calendar quarter, we make a matching contribution to the account of each participant who has been continuously employed by us or a participating subsidiary for the last four calendar quarters. For most employees, matching contributions are equal to 1/3 of the amount contributed during the quarter that is one year earlier than the quarter in which the matching contribution is made. For certain officers, including our named executive officers, and for employees who have completed at least ten consecutive years of employment with us, the matching contribution is 1/2 of such amount. The matching contributions, together with the employee deferrals, are used to purchase shares of our common stock on the open market. Our shareholders approved the ESPP at our 2006 annual meeting.

Health and Welfare Benefits

We sponsor various broad-based health and welfare benefit plans for our employees. Certain executives, including the named executive officers, are provided with additional life insurance. The taxable portion of the premiums on this additional life insurance is reflected in the Summary Compensation Table under the column All Other Compensation and the related footnote.

Perquisites and Other Benefits

We provide few perquisites to our executives. In general, the perquisites provided are intended to help our executives be more productive and efficient and to protect us and the executive from certain business risks and potential threats. In 2007, certain executive officers received the following perquisites: personal use of corporate airplane; club membership fees; assistance with financial planning; and car allowance. The compensation committee regularly reviews the perquisites granted to our executive officers. We recently stopped providing club membership fees, car allowances and, except with respect to Mr. Foley, financial planning assistance. The compensation committee regularly reviews the perquisites provided to our executive officers and believes they are reasonable and within market practice. Further detail regarding executive perquisites in 2007 can be found in the Summary Compensation Table under the column All Other Compensation and the related footnote.

Post-Termination Compensation and Benefits

We have entered into employment agreements with each of our named executive officers. These agreements provide us and the executives with certain rights and obligations following a termination of employment, and in some instances, following a change in control. We believe these agreements are necessary to protect our legitimate business interests, as well as to protect the executives in the event of certain termination events. A description of the material terms of the agreements can be found in the narrative following the Grants of Plan-Based Awards table and in the Potential Payments Upon Termination or Change in Control section.

Stock Ownership Guidelines

We established formal stock ownership guidelines on March 14, 2006 for all corporate officers; including the named executive officers, and members of our board, to encourage such individuals to hold a multiple of their base salary (or annual retainer) in our common stock. The guidelines call for the executive to reach the ownership multiple within five (5) years. Shares of restricted stock and gain on stock options count toward meeting the guidelines. The guidelines, including those applicable to non-employee directors, are as follows:

Position	Minimum Aggregate Value
Chairman and CEO	5 × base salary
Other Officers	2 × base salary
Members of the Board	5 × annual retainer

Each of our named executive officers and each of our non-employee directors, except Robert M. Clements, Marshall Haines and James K. Hunt, met the stock ownership guidelines as of December 31, 2007. The compensation committee may consider the guidelines and the executive's satisfaction of such guidelines in determining executive compensation.

Tax and Accounting Considerations

The compensation committee considers the impact of tax and accounting treatment when determining executive compensation.

Section 162(m) of the Internal Revenue Code places a limit of $1,000,000 on the amount that can be deducted in any one year for compensation paid to certain executive officers. There is, however, an exception for certain performance-based compensation. The compensation committee takes the deduction limitation under Section 162(m) into account when structuring and approving awards under our annual incentive plan and the Certegy plan. Compensation paid under our annual incentive plan and awards granted under the Certegy plan are generally intended to qualify as performance-based compensation. However, in certain situations, the compensation committee may approve compensation that will not meet these requirements.

The compensation committee also considers accounting impact when structuring and approving awards. We account for stock-based payments, including stock option grants, in accordance with Statement of Financial Accounting Standards No. 123 (revised), Share Based Payment, which we refer to as FAS 123(R).

Compensation Committee Report

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management, and the compensation committee recommended to the board that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE

Thomas M. Hagerty, Chairman
Cary H. Thompson
Daniel D. (Ron) Lane

Executive Compensation

The following table sets forth information regarding the cash and non-cash compensation earned by and awarded to our Executive Chairman, our Chief Executive Officer, our Chief Financial Officer and our two other most highly compensated executive officers during 2007, and one additional person who would have been one of our most highly compensated executive officers had he not stepped down as an executive officer in May 2007 (together, the *named executive officers*). Mr. Swenson's 2006 compensation is not shown because he was not a named executive officer in 2006 and his compensation information has not previously been disclosed. The amounts of compensation shown below do not necessarily reflect the compensation such person will receive in the future, which could be higher or lower.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation Earnings ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total ($)
William P. Foley II . . .	2007	537,500	—	729,329	10,050,710	913,913	—	187,253	12,418,705
Executive Chairman	2006	417,535	—	152,598	13,007,899	2,407,821	—	161,774	16,147,627
Lee A. Kennedy	2007	958,333	—	226,257	3,874,646	989,176	5,552,158	51,690	11,652,260
President and Chief Executive Officer	2006	692,308	6,250,000	—	3,462,110	1,500,000	875,451	48,356	12,828,225
Jeffrey S. Carbiener . . .	2007	485,897	—	188,547	1,257,496	375,887	61,754	14,888	2,384,469
Executive Vice President and Chief Financial Officer	2006	359,627	500,000	—	1,111,763	600,000	61,595	329,100	2,962,085
Brent B. Bickett	2007	401,250	—	102,106	2,112,014	317,526	—	59,730	2,992,626
Executive Vice President, Strategic Planning	2006	241,520	—	21,364	1,925,058	598,587	—	18,514	2,805,043
Eric D. Swenson . . . . . President, Mortgage Information Services	2007	497,740	—	99,099	658,960	250,591	—	51,974	1,558,364
Alan L. Stinson*	2007	203,750	—	102,106	2,090,129	161,236	—	8,223	2,565,444
Executive Vice President, Finance	2006	241,520	—	21,364	1,925,058	598,587	—	1,765	2,788,294

* Mr. Stinson ceased to be designated as an executive officer of the Company effective as of May 30, 2007. However, Mr. Stinson continues to serve in a limited capacity as our Executive Vice President, Finance.

(1) Amounts shown are not reduced to reflect the named executive officers' elections, if any, to defer receipt of salary into our 401(k) plan, ESPP or deferred compensation plans.

(2) Represents contractual bonuses paid in 2006 in connection with the Certegy Merger.

(3) With respect to Messrs. Foley, Bickett, Swenson and Stinson, represents the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R) for the fiscal years ended December 31, 2007 and 2006, of restricted stock awards granted by old FNF in 2003 and assumed by us in the FNF Merger. With respect to Messrs. Kennedy and Carbiener, amounts represent the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R) with respect to restricted stock awards granted by us as a merit bonus in 2007.

(4) Represents the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R) for the fiscal years ended December 31, 2007 and 2006, of stock option awards granted in and prior to fiscal years 2007 and 2006. These awards consisted of options granted by us and options granted to acquire shares of old FNF under old FNF plans that we assumed in the FNF Merger. Assumptions used in the calculation of these amounts are included in Note 17 to the Company's consolidated financial statements for the fiscal year ended December 31, 2007 included in the Company's Annual Report on Form 10-K filed with the SEC on February 29, 2008. For Messrs. Foley, Bickett and Stinson, 2006 amounts include $8.9 million, $1.2 million and $1.2 million, respectively, recorded relating to FIS's performance-based stock option awards for which the vesting criteria was met during 2006 after the Certegy Merger.

(5) Represents amounts paid pursuant to our annual incentive plan which were earned in 2006 and paid in 2007, and earned in 2007 and paid in 2008, respectively.

(6) Represents the change in pension value for Mr. Kennedy under the SERP and the special plan and for Mr. Carbiener under the special plan.

(7) Amounts shown for 2007 include matching contributions to our 401(k) plan and our ESPP; dividends paid on restricted stock; life insurance premiums paid by us; dividends from the split dollar plan, which are reinvested in the plan; personal use of a company airplane; club membership fees; financial planning services; and car allowance as set forth below:

	Foley	Kennedy	Carbiener	Bickett	Swenson	Stinson
401(k) Matching Contributions	$ —	$ 6,750	$6,750	$ —	$ 6,750	$ —
ESPP Matching Contributions	15,000	—	—	7,913	30,000	7,913
Restricted Stock Dividends	2,217	1,320	825	310	9,095	310
Life Insurance Premiums	371	268	93	90	129	—
Dividends from Split Dollar Plan	—	40,192	7,220	—	—	—
Personal Airplane Use	71,753	—	—	38,387	—	—
Club Membership Fees	56,756	3,160	—	13,028	—	—
Financial Planning Services	41,156	—	—	—	—	—
Car Allowance	—	—	—	—	6,000	—

The following table sets forth information concerning awards granted to the named executive officers during the fiscal year ended December 31, 2007.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			(d) All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	(e) All Other Option Awards: Number of Securities Underlying Options (#)(3)	(f) Exercise or Base Price of Option Awards ($)	(g) Grant Date Fair Value of Stock and Option Awards ($)
		(a) Threshold ($)	(b) Target ($)	(c) Maximum ($)				
William P. Foley, II . . .	12/20/2007	—	—	—	—	600,000	$42.56	7,710,120
	5/14/2007	—	—	—	—	400,000	$10.00	208,100
	N/A	671,875	1,343,750	4,031,251	—	—	—	—
Lee A. Kennedy	12/20/2007	—	—	—	—	600,000	$42.56	7,710,120
	5/14/2007	—	—	—	—	40,000	$10.00	20,800
	3/30/2007	—	—	—	6,600	—	—	300,036
	N/A	937,500	1,875,000	3,750,000	—	—	—	—
Jeffrey S. Carbiener . . .	12/20/2007	—	—	—	—	300,000	$42.56	3,855,060
	3/30/2007	—	—	—	5,500	—	—	250,030
	N/A	356,250	712,500	1,425,000	—	—	—	—
Brent B. Bickett	12/20/2007	—	—	—	—	170,000	$42.56	2,184,534
	5/14/2007	—	—	—	—	80,000	$10.00	41,600
	N/A	300,938	601,876	1,203,752	—	—	—	—
Eric D. Swenson	12/20/2007	—	—	—	—	200,000	$42.56	2,570,040
	N/A	237,500	474,999	949,999	—	—	—	—
Alan L. Stinson	5/14/2007	—	—	—	—	80,000	$10.00	41,600
	N/A	152,813	305,625	611,250	—	—	—	—

(1) The amounts shown in column (a) reflect the minimum payment level under our annual incentive plan which is 50% of the target amount shown in column (b). The amount shown in column (c) for everyone except Mr. Foley is 200% of such target amount. For Mr. Foley, the amount in column (c) is 300% of the target amount. These amounts are based on the individual's 2007 salary.

(2) The amounts shown in column (d) reflect the number of shares of our restricted stock granted under the Certegy plan to Messrs. Kennedy and Carbiener as a merit bonus.

(3) The amounts shown in column (e) reflect (i) the number of stock options granted to each named executive officer under the Certegy plan on December 20, 2007 (grant date fair value per option is $12.85 per option granted); and (ii) with respect to Messrs. Foley, Kennedy, Bickett and Stinson, the number of options granted to each named executive officer under the FNRES stock plan on May 14, 2007 (grant date fair value per option is $0.52 per option granted). We own approximately 39% of FNRES's common stock and account for it under the equity method.

Employment Agreements

We have entered into employment agreements with a limited number of our senior executives, including our named executive officers. Additional information regarding post-termination benefits provided under these employment agreements can be found in the "Potential Payments Upon Termination or Change in Control" section. The following descriptions are based on the terms of the agreements as of December 31, 2007.

William P. Foley, II

We entered into a three-year employment agreement with Mr. Foley, effective October 24, 2006, to serve as our Executive Chairman, with a provision for automatic annual extensions beginning on the first anniversary of the effective date and continuing thereafter unless either party provides timely notice that the term should not be extended. Under the terms of the agreement, Mr. Foley's minimum annual base salary is $500,000, with an annual cash bonus target equal to 250% of his annual base salary, with higher or lower amounts payable depending on performance relative to targeted results. Mr. Foley is entitled to supplemental disability insurance sufficient to provide at least 2/3 of his pre-disability base salary, and Mr. Foley and his eligible dependents are entitled to medical and other insurance coverage we provide to our other top executives as a group. Mr. Foley is also entitled to the payment of initiation and membership dues in any social or recreational clubs that we deem appropriate to maintain our business relationships, and he is eligible to receive equity grants under our equity incentive plans, as determined by our compensation committee.

Mr. Foley's employment agreement contains provisions related to the payment of benefits upon certain termination events. The details of these provisions are set forth in the "Potential Payments Upon Termination or Change in Control" section.

Lee A. Kennedy

We entered into a four-year employment agreement with Mr. Kennedy, effective as of the consummation of the Certegy Merger on February 1, 2006, to serve as our Chief Executive Officer. Under the terms of the agreement, Mr. Kennedy's minimum annual base salary is $750,000, with an annual cash bonus target equal to 200% of his annual base salary, with higher or lower amounts payable depending on performance relative to targeted results. Mr. Kennedy is entitled to supplemental disability insurance sufficient to provide at least 2/3 of his pre-disability base salary, and Mr. Kennedy and his eligible dependents are entitled to medical and other insurance coverage we provide to our other top executives as a group. Mr. Kennedy is also entitled to the payment of initiation and membership dues in any social or recreational clubs that we deem appropriate to maintain our business relationships. Pursuant to the agreement, Mr. Kennedy was granted stock options to purchase 750,000 shares of our common stock as of the effective date of the consummation of the Certegy Merger, vesting in three annual installments beginning on the first anniversary of the effective date.

Mr. Kennedy's employment agreement contains provisions related to the payment of benefits upon certain termination events. The details of these provisions are set forth in the "Potential Payments Upon Termination or Change in Control" section.

Jeffrey S. Carbiener

We entered into a three year employment agreement with Mr. Carbiener, effective as of the consummation of the Certegy Merger on February 1, 2006, to serve in an executive and managerial capacity. Mr. Carbiener presently serves as our Executive Vice President and Chief Financial Officer. Under the terms of the agreement, Mr. Carbiener's minimum annual base salary is $400,000, with an annual cash bonus target equal to 150% of his annual base salary, with higher or lower amounts payable depending on performance relative to targeted results. Mr. Carbiener is entitled to our standard benefits available to our other executives. Pursuant to the agreement, Mr. Carbiener was granted stock options to purchase 350,000 shares of our common stock as of the effective date of the consummation of the Certegy Merger, vesting in four annual installments beginning on the first anniversary of the effective date.

Mr. Carbiener's employment agreement contains provisions related to the payment of benefits upon certain termination events. The details of these provisions are set forth in the "Potential Payments Upon Termination or Change in Control" section.

Brent B. Bickett

We entered into a three-year employment agreement with Mr. Bickett, effective October 24, 2006, to serve as our Executive Vice President, Strategic Planning, with a provision for automatic annual extensions. Under the terms of the agreement, Mr. Bickett's minimum annual base salary is $300,000, with an annual cash bonus target equal to 150% of his annual base salary, with higher or lower amounts payable depending on performance relative to targeted results. Mr. Bickett is entitled to supplemental disability insurance sufficient to provide at least 2/3 of his pre-disability base salary, and Mr. Bickett and his eligible dependents are entitled to medical and other insurance coverage we provide to our other top executives as a group. Mr. Bickett is also entitled to the payment of initiation and membership dues in any social or recreational clubs that we deem appropriate to maintain our business relationships, and he is eligible to receive equity grants under our equity incentive plans, as determined by our compensation committee.

Mr. Bickett's employment agreement contains provisions related to the payment of benefits upon certain termination events. The details of these provisions are set forth in the "Potential Payments Upon Termination or Change in Control" section.

Eric D. Swenson

We entered into a three-year employment agreement with Mr. Swenson, effective March 9, 2005, to serve in an executive and managerial capacity. Mr. Swenson currently serves as Executive Vice President of mortgage outsourcing and information services for FIS. Under the terms of the agreement, Mr. Swenson's minimum annual base salary is $400,000 and he is entitled to an annual incentive each year pursuant to a formula determined by FIS's compensation committee. Mr. Swenson is entitled to FIS's standard benefits available to FIS's other executives. Pursuant to the agreement, Mr. Swenson was granted stock options to purchase 500,000 shares of FIS common stock. Mr. Swenson's employment agreement expired on March 9, 2008.

Alan L. Stinson

We entered into a three-year employment agreement with Mr. Stinson, effective October 24, 2006, to serve as our Executive Vice President, Finance, with a provision for automatic annual extensions. Under the terms of the agreement, Mr. Stinson's minimum annual base salary is $300,000, with an annual cash bonus target equal to 150% of his annual base salary, with higher or lower amounts payable depending on performance relative to targeted results. Mr. Stinson is entitled to supplemental disability insurance sufficient to provide at least 2/3 of his pre-disability base salary, and Mr. Stinson and his eligible dependents are entitled to medical and other insurance coverage we provide to our other top executives as a group. Mr. Stinson is also entitled to the payment of initiation and membership dues in any social or recreational clubs that we deem appropriate to maintain our business relationships, and he is eligible to receive equity grants under our equity incentive plans, as determined by our compensation committee.

Mr. Stinson ceased to be designated as an executive officer of the Company on May 30, 2007. At that time, his duties and his base salary were reduced with Mr. Stinson's consent.

Mr. Stinson's employment agreement contains provisions related to the payment of benefits upon certain termination events. The details of these provisions are set forth in the "Potential Payments Upon Termination or Change in Control" section.

Stock Incentive Plans

In 2007, we used our shareholder-approved amended and restated Certegy Inc. Stock Incentive Plan, or the *Certegy plan*, for long-term incentive compensation of our executive officers. The Certegy plan is administered by our compensation committee and permits the granting of stock options, including incentive and nonqualified stock options, restricted stock, and restricted stock units. The awards may be subject to time-based and/or performance-based vesting, and if specified in the award agreement, may become fully vested if we experience a change in control. Further details are set forth in the "Potential Payments Upon Termination or Change in Control" section.

Our compensation committee is authorized to make awards under the stock plan to our and our subsidiaries' officers, key employees and other service providers, as well as our non-employee directors. The stock plan was most recently submitted for shareholder approval at our 2006 annual meeting, at which time shareholders approved an increase in the number of shares of common stock reserved for issuance under the plan by 4,000,000 shares.

We also maintain a long-term incentive plan that we assumed in connection with the Certegy Merger, the Former FIS 2005 Stock Incentive Plan, or *Former FIS plan*. Certain of our named executive officers continue to hold outstanding stock options under the Former FIS plan, which options we assumed in connection with the Certegy Merger and converted into options to purchase our stock. Although the outstanding awards remain subject to the terms of the Former FIS plan, no further awards may be granted under this plan.

In addition, we maintain several long-term incentive plans that we assumed in connection with the FNF Merger, including the FNF 2004 Omnibus Incentive Plan and the amended and restated FNF 2001 Stock Incentive Plan, collectively the *assumed FNF stock plans*. Prior to the FNF Merger, the compensation committee of old FNF granted awards of stock options and restricted stock to certain officers and non-employee directors of old FNF pursuant to the terms of these plans, or assumed obligations under the plans of certain companies old FNF acquired. Messrs. Foley, Bickett, Swenson and Stinson continue to hold outstanding awards under the assumed FNF stock plans, which awards we assumed in connection with the FNF Merger and converted into options to purchase our stock and shares of our restricted stock, as the case may be. Although the outstanding awards remain subject to the terms of the assumed FNF stock plans, the plans have been frozen with respect to new awards and no future awards may be granted under these plans.

FNRES Stock Plan

The FNRES stock plan is maintained by FNRES and administered by the FNRES board, or by one or more committees appointed by the FNRES board. The plan permits the granting of stock options or stock awards of FNRES stock. Eligible participants are selected by the FNRES board, or designated committee, and include employees, directors and consultants of FNRES and its affiliates. The FNRES board, or designated committee, has full authority and sole discretion to take actions to administer, operate, and interpret the plan, or to amend, suspend, or terminate the plan.

The options vest upon the earliest to occur of (i) a change in control or (ii) following an initial public offering, provided that, in each case the options vest only if the equity value of a share of FNRES common stock equals at least $20.00 per share (subject to adjustment) and the optionee's service with FNRES has not been terminated. If the equity value target is not met at the time of a change in control, FNRES will use commercially reasonable efforts to have the acquirer or the surviving or continuing company assume or continue, as the case may be, the unvested options on the same terms and conditions. If the acquirer does not agree to assume or continue the options, then the options will terminate. For purposes of the FNRES plan, the term "equity value" means (i) in the event of a change in control, the aggregate amount of per share net proceeds (other than any taxes) of cash or readily marketable securities and the discounted expected value of any other deferred consideration received or to be received by the holders of FNRES common stock (including all shares issuable upon exercise of in-the-money options, whether or not exercisable); or (ii) at any time after an initial public offering, the average price of FNRES common stock over a consecutive 45-day trading period; provided, however, that the full 45-day trading period must conclude on or prior to the expiration date of the option. The term "change in control" for this purpose means a transaction or related series of transactions through which a person or group other than certain current stockholders and their affiliates become the direct or indirect beneficial owners of more than the greater of (i) 35% of the outstanding shares of FNRES stock or (ii) the percentage of outstanding voting stock owned directly or indirectly by these stockholders.

Because the vesting of the options is contingent upon performance and market criteria which were not met in 2007, we did not incur any expense for financial statement reporting purposes for fiscal year 2007 pursuant to FAS 123(R). Therefore, the Summary Compensation Table does not include any amounts associated with the FNRES options.

The following table sets forth information concerning unexercised stock options, stock that has not vested and equity incentive plan awards for each named executive officer outstanding as of December 31, 2007:

Outstanding Equity Awards at Fiscal Year-End

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
William P. Foley, II	10/15/2004	417,946(1)	—	29.18	10/15/2012	—	—
	3/9/2005	213,186	426,374(2)	15.63	3/9/2015	—	—
	8/19/2005	83,590	83,589(1)	30.97	8/19/2015	—	—
	11/9/2006	276,667	553,333(2)	41.35	11/9/2013	—	—
	12/20/2007	—	600,000(2)	42.56	12/20/2014	—	—
Lee A. Kennedy	6/1/1998	1,340	—	27.78	6/1/2008	—	—
	12/1/1999	193,111	—	18.22	12/1/2009	—	—
	1/31/2000	28,169	—	16.03	1/31/2010	—	—
	1/29/2001	6,426	—	21.68	1/29/2011	—	—
	10/31/2001	15,357	—	26.04	10/31/2011	—	—
	10/31/2001	105,608	—	26.04	10/31/2011	—	—
	2/12/2002	204,817	—	31.94	2/12/2012	—	—
	2/12/2002	3,130	—	31.94	2/12/2012	—	—
	2/12/2002	21,987	—	31.94	2/12/2012	—	—
	2/4/2004	3,362	—	29.74	2/4/2011	—	—
	2/4/2004	188,568	—	29.74	2/4/2011	—	—
	2/4/2005	147,597	—	32.20	2/4/2012	—	—
	2/1/2006	249,750	500,250(2)	39.48	2/1/2013	—	—
	3/30/2007	—	—	—	—	6,600(3)	274,494
	12/20/2007	—	600,000(2)	42.56	12/20/2014	—	—
Jeffrey S. Carbiener	6/1/1998	1,340	—	27.78	6/1/2008	—	—
	1/27/1999	4,492	—	27.50	1/27/2009	—	—
	12/10/1999	13,410	—	17.15	12/10/2009	—	—
	1/31/2000	20,320	—	16.03	1/31/2010	—	—
	1/29/2001	6,680	—	21.68	1/29/2011	—	—
	10/31/2001	11,552	—	26.04	10/31/2011	—	—
	2/12/2002	5,632	—	31.94	2/12/2012	—	—
	2/12/2002	38,459	—	31.94	2/12/2012	—	—
	2/4/2004	18,982	—	29.74	2/4/2011	—	—
	2/4/2005	24,175	—	32.20	2/4/2012	—	—
	2/1/2006	87,500	262,500(2)	39.48	2/1/2013	—	—
	3/30/2007	—	—	—	—	5,500(3)	228,745
	12/20/2007	—	300,000(2)	42.56	12/20/2014	—	—
Brent B. Bickett	10/15/2004	94,038(1)	—	29.18	10/15/2012	—	—
	3/9/2005	179,076	59,693(2)	15.63	3/9/2015	—	—
	3/9/2005	8,951	—	15.63	3/9/2015	—	—
	8/19/2005	41,795(1)	20,897(1)	30.97	8/19/2015	—	—
	11/9/2006	76,667	153,333(2)	41.35	11/9/2013	—	—
	12/20/2007	—	170,000(2)	42.56	12/20/2014	—	—
Eric D. Swenson	11/18/2003	—	—	—	—	1,773(1)	73,739
	3/9/2005	17,055	68,220(2)	15.63	3/9/2015	—	—
	12/22/2006	25,000	50,000(2)	40.25	12/22/2016	—	—
	12/20/2007	—	200,000(2)	42.56	12/20/2014	—	—
Alan L. Stinson	10/15/2004	94,038(1)	—	29.18	10/15/2012	—	—
	3/9/2005	14,923	59,693(2)	15.63	3/9/2015	—	—
	8/19/2005	41,795(1)	20,897(1)	30.97	8/19/2015	—	—
	11/9/2006	76,667	153,333(2)	41.35	11/9/2013	—	—

(1) These options and restricted shares were originally granted by old FNF under plans we assumed in the FNF Merger. All unvested options vest ratably over a three-year period from the original date of grant. Mr. Swenson's remaining restricted shares vest on November 18, 2008.

(2) The unvested options listed above that we granted in 2005 to Messrs. Foley, Bickett, Swenson and Stinson vest quarterly over a 4-year period from the date of grant. The unvested options listed above that we granted in 2006 and 2007 vest annually over 3 years from the date of grant, except for those granted to Mr. Carbiener in 2006 which vest annually over four years from the date of grant.

(3) The restricted stock awards granted to Messrs. Kennedy and Mr. Carbiener were made as a merit bonus and vest on the first anniversary of the date of grant.

Outstanding FNRES Option Awards at Fiscal Year End

	Option Awards				
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
William P. Foley, II	5/14/2007	—	400,000	10.00	5/14/2017
Lee A. Kennedy	5/14/2007	—	40,000	10.00	5/14/2017
Brent B. Bickett	5/14/2007	—	80,000	10.00	5/14/2017
Alan L. Stinson	5/14/2007	—	80,000	10.00	5/14/2017

The following table sets forth information concerning each exercise of stock options, SARs and similar instruments, and each vesting of stock, including restricted stock, restricted stock units and similar instruments, during the fiscal year ended December 31, 2007 for each of the named executive officers on an aggregated basis:

Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
William P. Foley, II	2,558,440	81,274,422	14,779	635,054
Lee A. Kennedy	—	—	—	—
Jeffrey S. Carbiener	—	—	—	—
Brent B. Bickett	100,000	3,201,710	2,069	88,905
Eric D. Swenson	30,525	1,002,394	1,773	76,186
Alan L. Stinson	373,104	11,183,928	2,069	88,905

The following table sets forth information with respect to each plan that provides for payments or other benefits at, following, or in connection with retirement:

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Lee A. Kennedy	Fidelity National Information Services, Inc. Pension Plan(1)	24	—	492,529
	Certegy Inc. Supplemental Executive Retirement Plan(2)	35	10,364,900	—
Jeffrey S. Carbiener......	Fidelity National Information Services, Inc. Pension Plan(1)	15	—	157,464

(1) We received a determination letter from the Internal Revenue Service in July 2007 permitting us to distribute all pension plan benefits by purchasing an annuity contract or paying a lump sum benefit to each participant, and to terminate the plan effective May 31, 2006. The pension plan purchased an annuity contract on Mr. Kennedy's behalf, and the amounts reflected in the table with respect to Mr. Kennedy represent the gross cost to purchase the annuity contract. Amounts reflected in the table with respect to Mr. Carbiener represent the lump sum payment received by him in 2007 with respect to his pension plan benefit. Additional information concerning the termination of the pension plan is set forth below under "The Pension Plan."

(2) On December 31, 2007, the SERP was amended to, among other things, allow participants to change the time and form of payment of their SERP benefits by making an irrevocable election by December 31, 2007. Mr. Kennedy entered into a new payment election agreement pursuant to which he received his accrued SERP benefit in a lump sum amount of $10,432,656 on January 31, 2008. SERP amounts included in the table reflect the value of the lump sum payment to Mr. Kennedy had he received such payment on December 31, 2007. Additional information concerning the SERP and the amendment thereto is set forth below under "The SERP."

The Pension Plan

The pension plan was a tax-qualified defined benefit pension plan. This plan became effective in July 2001, and was a successor plan to the Equifax Inc. U.S. retirement income plan, from which it was spun off. As a successor plan, it carried forward rights and benefits that derived from participants' employment with Equifax Inc., and was based on the restatement of the Equifax Inc. U.S. retirement income plan that was generally effective January 1, 1997. As previously discussed, we assumed the pension plan in connection with the Certegy Merger and froze it effective May 31, 2006. Full vesting occurred for all active pension plan participants when we froze the plan. No pension benefits accrued after the freeze date or will accrue in the future.

In July 2007, we received a determination letter from the Internal Revenue Service permitting us to distribute all pension plan benefits in the form of lump sums and annuity contracts, and to terminate the plan effective as of May 31, 2006. Participants were required to notify us by November 15, 2007 as to their election to receive their benefits under the pension plan as a lump sum, as an immediate annuity or as an annuity to be paid at the time of retirement. Participants who did not notify us of their elections by November 15, 2007 will receive their benefits under the pension plan in the form of an annuity to be paid at the time of retirement. We have contracted with New York Life Insurance Company to administer all annuity contracts under the plan. All plan benefits have been distributed and we have no further obligation under the pension plan.

Participants who elected to receive their benefits under the pension plan in a lump sum received the present value of their accumulated benefits under the plan within 90 days of their election. Mr. Carbiener elected to receive a lump sum under the plan, and received a payment of $157,464 on October 31, 2007.

Participants who will receive an annuity under the pension plan may receive normal retirement benefits, early retirement benefits, death benefits or disability benefits. A participant's normal or early retirement monthly pension benefit is generally determined according to the following formula:

- 1% times final average monthly earnings times years of benefit service, plus
- 0.35% times final average monthly earnings that are in excess of Social Security covered compensation, times years of benefit service up to 36 years.

Final average monthly earnings are based on the 36-month period prior to termination of the pension plan when the participant's earnings were highest and that produces the highest final average monthly earnings amount. Not all compensation earned from us is used in the calculation of benefits. The earnings that are used are the higher of:

- annual base salary, plus bonus, commissions, overtime and sales incentives, but only to the extent the total amount does not exceed 125% of annual base salary; or
- annual base salary, plus 75% of bonuses, commissions, overtime and sales incentives.

Earnings do not include payments from any equity-based performance incentive plans, deferred bonuses, stock options income, capital gains from shares of stock purchased with stock options, moving expenses, relocation expenses, mileage reimbursement and other special compensation items. In addition, the amount of earnings taken into account in calculating benefits is limited by the annual maximums established by the Internal Revenue Service.

Early retirement benefits are provided upon attaining age 55 with at least 5 years of service or age 50 with the sum of age and years of service equal to at least 75. At the time of termination of the pension plan, Mr. Kennedy was eligible for early retirement benefits. Early retirement benefits are equal to the participant's normal retirement benefit reduced by 3% per year, or 0.25% per month, for the first 5 years and reduced by 5% per year, or 5/12% per month, thereafter for the period of time prior to the participant's normal retirement date. Disability benefits are equal to the participant's normal retirement benefit and commence when the participant attains age 65; however, eligible participants who will receive an annuity under the plan could elect instead to receive their early retirement benefits on the later of attainment of early retirement age (age 55 with 5 years of service) or the date of termination of employment due to the disability.

Death benefits will be provided if the participant dies before benefits have commenced. For participants who, as of the date of death, have attained a threshold age and years of service that would entitle them to receipt of retirement benefits, the death benefits are a monthly pension payable in a straight life annuity commencing on the last day of the month coincident with or immediately following the participant's earliest retirement age, with the amount of the monthly payments equal to the amount that would have been payable to the participant's surviving spouse if the participant had (1) incurred a termination of employment on his date of death, or, if earlier, his actual date of employment termination, (2) survived to his earliest retirement age, (3) commenced receiving his accrued benefit in the form of a qualified joint and survivor annuity at his earliest retirement age and (4) died immediately thereafter.

The normal form of benefit is a straight life annuity; however, if a participant is married when benefits commence, unless waived, benefits are paid in a qualified joint and 50% survivor annuity. Instead of these default payment forms, participants who elected to receive an annuity under the plan were permitted to elect to receive their benefits in any of the following actuarial equivalent forms: a ten year certain and life annuity; a joint and 25%, 33%, 50%, 67%, 75% or 100% survivor annuity; or a straight life annuity.

Mr. Kennedy will receive an annuity under the pension plan. Assuming that Mr. Kennedy retires at age 65 and receives a single life annuity, he will receive a monthly payment of $5,040 as his benefit under the plan.

The SERP

The SERP provides benefits that supplement benefits under our pension plan. Mr. Kennedy is the only named executive officer who participated in the SERP. Normal retirement benefits under the SERP, which are payable at age 60, are equal to 50% of the participant's average compensation, multiplied by a fraction, not greater than one, equal to the participant's years of credited service divided by 30 years. Mr. Kennedy's prior service with predecessor entities is recognized under the SERP.

Average compensation is computed by averaging the participant's compensation for the highest three calendar years in the ten calendar years preceding retirement. Compensation for this purpose includes salary and annual bonuses, but not income from long-term incentive compensation, stock options, restricted stock, restricted stock units or similar grants.

Early retirement benefits under the SERP, which a participant is entitled to on the earlier of age 55 with 5 years of service or age 50 with the sum of age and years of service equal to at least 75, are determined under the same formula. Early retirement benefits commence at the participant's normal retirement age or, at the participant's election, at an earlier date, subject to a reduction of 5/12 of 1% for each full month or portion thereof that the commencement precedes the first day of the month following the date the participant would reach his normal retirement age. At December 31, 2007, Mr. Kennedy was eligible for early retirement benefits under the SERP.

Benefits become 100% vested after 10 years of service. The normal form of benefit is a straight life annuity; however, if the participant is married when benefits commence, unless waived, benefits are paid in a qualified joint and 50% survivor annuity. Additionally, instead of these default payment forms, participants can elect to receive their benefits in any of the following actuarial equivalent forms: a ten year certain and life annuity; a joint and 25%, 50%, 75% or 100% survivor annuity; or a lump sum. Benefits under the SERP are reduced by benefits payable under the pension plan and by the benefit, if any, payable on the date of retirement under the special plan described below. We do not have a policy of granting extra years of service under the pension plan or SERP.

On December 31, 2007, our compensation committee approved an amendment to the SERP. The amendment provided that (i) no new participants may join the SERP after December 31, 2007, (ii) each current participant's accrued SERP benefit will be frozen as of December 31, 2007 and (iii) no participant will accrue additional benefits under the SERP after December 31, 2007. The amendment also allows SERP participants to change the time and form of payment of their SERP benefits by making an irrevocable election by December 31, 2007, as is permitted under transition rules relating to Section 409A of the Internal Revenue Code ("Section 409A").

Pursuant to this election, SERP participants may elect to receive their SERP benefits in a lump sum at a specified date prior to termination of employment, as well as in a new form of payment (a single life annuity, a joint and survivor annuity, a ten-year certain and life annuity or a lump sum) that will apply if they do not elect a pre-termination payment date or if their employment terminates prior to the pre-termination payment date they elected. In either case, the new payment elections will apply regardless of when and in what form their SERP benefits would have been paid had they not made the election. Mr. Kennedy entered into a new payment election agreement with the Company pursuant to which he received his accrued SERP benefit in a lump sum in the amount of $10,432,656 on January 31, 2008.

Finally, the amendment also provides for a six-month delay of payments, subject to Section 409A, to certain employees if their SERP benefits are paid upon termination of employment.

The following table sets forth information with respect to each defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified:

Nonqualified Deferred Compensation

Name	Plan	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(3)
Lee A. Kennedy	Special Plan	—	—	349,437	—	1,053,738
Jeffrey S. Carbiener	Special Plan	—	55,000	61,754	—	198,419

(1) Reflects premium paid on life insurance policy in 2007. The executive's benefit under the special plan, which we refer to as the *participant interest*, is based on the excess of the cash surrender value in the policy over the total premiums paid.

(2) Represents the increase in the executive's participant interest in 2007.

(3) Represents the executive's participant interest as of December 31, 2007.

The Special Plan

The special plan provides participants with a benefit opportunity comparable to the deferred cash accumulation benefit that would have been available had they been able to continue participation in the split dollar plan. Participants' interests under the special plan are based on the excess of the cash surrender value of a life insurance policy on the executive over the total premium payments paid by us. A participant's interest fluctuates based on the performance of investments in which the participants' interest is deemed invested. The special plan provides that following a change in control, which occurred when we merged with Certegy, the participants may select investments; however, their right to select investments is forfeited if they violate the plan's non-competition provisions within one year after termination of employment. To date, investment decisions regarding Messrs. Kennedy's and Carbiener's participant interests have been made by a third party investment advisor. The table below shows the investments available for selection, as well as the rates of return for those investments for 2007.

Name of Fund	2007 Rate of Return	Name of Fund	2007 Rate of Return
International Value	6.24%	Fidelity VIP Freedom 2015 Service Class 2	9.07%
International Small-Cap	4.73%	Fidelity VIP Freedom 2020 Service Class 2	9.97%
Equity Index	5.23%	Fidelity VIP Freedom 2025 Service Class 2	10.26%
Small-Cap Index	(2.02)%	Fidelity VIP Freedom 2030 Service Class 2	11.08%
Diversified Research	1.19%	Fidelity VIP Freedom Income Service Class 2	5.92%
Equity	6.27%	Fidelity VIP Contrafund Service Class 2	17.30%
American Funds Growth-Income	4.66%	Fidelity VIP Growth Service Class 2	26.66%
American Funds Growth	11.93%	Fidelity VIP Mid-Cap Service Class 2	15.34%
Large-Cap Value	3.54%	Fidelity VIP Value Strategies Service Class 2	5.36%
Technology	23.03%	Janus Aspen Series International Growth Portfolio Service Shares	28.02%
Short Duration Bond	4.47%		
Floating Rate Loan	(1.86)%	Janus Aspen Series Mid Cap Growth Portfolio Service Shares	21.74%
Diversified Bond	1.32%		
Growth LT	15.63%	Janus Aspen Series Risk-Managed Core Portfolio Service Shares	6.13%
Focused 30	31.84%		
Health Sciences	16.47%	Lazard Retirement U.S. Strategic Equity Portfolio	(0.95)%
Mid-Cap Value	(2.15)%	LMPV Aggressive Growth Portfolio Class II	(1.66)%
Large-Cap Growth	21.63%	LMPV Mid Cap Core Portfolio Class II	(5.72)%
Small-Cap Growth	15.10%	MFS VIT New Discovery Series Service Class	2.25%
International Large-Cap	9.26%	MFS VIT Utilities Series Service Class	27.56%
Small-Cap Value	3.14%	Premier VIT Op Cap Small Cap Portfolio	0.58%
Multi-Strategy	4.34%	T. Rowe Price Blue Chip Growth Portfolio-II	12.49%
Main Street Core	4.40%	T. Rowe Price Equity Income Portfolio-II	3.03%
Emerging Markets	33.09%	Van Eck Worldwide Hard Assets Fund	45.36%
Managed Bond	8.53%	XTF Advisors Trust — ETF 2010 Portfolio	(0.90)%
Inflation Managed	10.14%	XTF Advisors Trust — ETF 2015 Portfolio	(0.30)%
Money Market	4.99%	XTF Advisors Trust — ETF 2020 Portfolio	(1.10)%
High Yield Bond	2.44%	XTF Advisors Trust — ETF 2025 Portfolio	(0.20)%
Comstock	(3.01)%	XTF Advisors Trust — ETF 2030 Portfolio	(1.60)%
Mid-Cap Growth	22.92%	XTF Advisors Trust — ETF 2040+ Portfolio	(2.60)%
Real Estate	(16.16)%	Brandes International Equity	8.01%
Small-Cap Equity	6.04%	Turner Core Growth	22.43%
BlackRock Basic Value V.I. Fund Class III	1.53%	Frontier Capital Appreciation	11.92%
BlackRock Global Allocation V.I. Fund Class III	16.75%	Business Opportunity Value	5.44%
Fidelity VIP Freedom 2010 Service Class 2	8.42%		

Messrs. Kennedy and Carbiener are fully vested in their special plan benefits, except that their benefits are forfeited if they die or if their employment is terminated by us for cause. For this purpose, the term "cause" means the participant's willful and continued failure to do his duties even after we make a written demand for performance, or willful actions by the participant that injure us. Benefits are distributed after the plan administrator declares a rollout event, which can be done no sooner than the latest of (1) fifteen years after the participant's commencement date under the split dollar plan, (2) the participant's sixtieth birthday or (3) after the participant retires or becomes permanently disabled. For this purpose, the term "retire" means the participant's termination of employment after (1) turning age sixty-five, (2) turning age fifty-five and having five years of vesting service or (3) turning age fifty and having the participant's age plus years of benefit service equal at least seventy-five. The administrator may also declare a rollout event if payments under the plan have not yet begun and a participant violates the plan's non-competition provisions within a one-year period after termination of employment. If a participant terminates for good reason, or if the participant's job is eliminated, payments must begin fifteen years after the participant's commencement date under the split dollar plan or after the participant turns sixty years old, whichever is later. For this purpose, the term "good reason" generally means termination of employment by the participant within the period beginning six months before and ending three years after a change in control due to (1) an adverse change in the participant's title or assignment of duties inconsistent with participant's position, (2) a reduction of salary, (3) our failure to continue existing incentive, compensation and employee benefit plans or (4) our requiring the participant to move more than 35 miles from the location of the participant's office prior to a change in control. The Certegy Merger constituted a change in control for these purposes. Participants can also elect to get payments earlier if both (1) seven years have passed since the participant's commencement date under the split dollar plan and (2) the participant retires or turns sixty years old.

A participant can elect to get the payments in either a single lump sum or in installments over a period of between two and ten years. If the participant elects installment payments, we will credit the undistributed principal amount with 5% simple annual interest. If a participant elects to receive a lump sum distribution, we can make the distribution either in cash or by transferring an interest in the policy. If the benefit is less than $10,000, or the participant violates the plan's non-competition provisions within a one-year period after termination of employment, then the administrator can force a lump sum distribution. Unless a participant violates the plan's non-competition provisions within one-year after termination of employment, we will pay an additional gross up based on the administrator's estimate of the tax savings realized by us by being able to deduct the payments from our federal, state and local taxes. Participants' benefits derive solely from the terms of the special plan and are unsecured. Participants do not have rights under the insurance policies.

In connection with the Certegy Merger, we funded a rabbi trust with sufficient monies to pay all future required insurance premiums under the split-dollar plan and to pay all of the participant interests as defined in the special plan, including with respect to Mr. Carbiener. The amounts necessary to pay the premiums and interests of Mr. Kennedy were previously funded.

Potential Payments Upon Termination or Change in Control

In this section, we discuss the nature and estimated value of payments and benefits we would provide to our named executive officers in the event of termination of employment or a change in control. The amounts described in this section reflect amounts that would have been payable under our plans and the named executive officers' employment agreements if their employment had terminated on December 31, 2007. The types of termination situations include a voluntary termination by the executive, with and without good reason, a termination by us either for cause or not for cause, termination after a change in control, and termination in the event of disability or death. We also describe the estimated payments and benefits that would be provided upon a change in control without a termination of employment. The actual payments and benefits that would be provided upon a termination of employment would be based on the named executive officers' compensation and benefit levels at the time of the termination of employment and the value of accelerated vesting of stock-based awards is dependent on the value of the underlying stock.

For each type of employment termination, the named executive officers would be entitled to benefits that are available generally to our domestic salaried employees, such as distributions under our 401(k) savings plan, certain disability benefits and accrued vacation. We have not described or provided an estimate of the value of any payments or benefits under plans or arrangements that do not discriminate in scope, terms or operation in favor of a named executive officer and that are generally available to all salaried employees. In addition to these generally available plans and arrangements, Mr. Kennedy and Carbiener also have benefits under the split dollar plan and the special plan, and at December 31, 2007, Mr. Kennedy also had benefits under the frozen Certegy pension plan and the SERP. These plans, and Messrs. Kennedy's and Carbiener's benefits under them, are discussed in the Compensation Discussion & Analysis section, the Pension Benefits table and the Nonqualified Deferred Compensation table and accompanying narratives.

Potential Payments under Employment Agreements

As discussed previously, we have entered into employment agreements with each of our named executive officers. These agreements contain provisions for the payment of severance benefits following certain termination events. Following is a summary of the payments and benefits our named executive officers would receive in connection with various employment termination scenarios.

Under Messrs. Foley's, Kennedy's, Bickett's and Stinson's employment agreements, if the executive's employment is terminated other than due to death and the termination is by FIS for any reason other than for cause or due to disability, or by the executive for good reason or, with respect to Mr. Foley, for any reason during the six month period following a change in control, and with respect to Mr. Kennedy, for any reason during the one-year period that begins on the first anniversary of a change in control, then the executive is entitled to receive:

- any earned but unpaid base salary and any expense reimbursement payments owed and any earned but unpaid annual bonus payments relating to the prior year, which we refer to as "accrued obligations,"
- a prorated annual bonus,
- a lump-sum payment equal to 300% in the cases of Mr. Foley and Mr. Kennedy, and 200% in the cases of Mr. Bickett and Mr. Stinson, of the sum of the executive's (1) annual base salary and (2) the highest annual bonus paid to the executive within the three years preceding his termination or, if higher, the target bonus opportunity in the year in which the termination of employment occurs,
- immediate vesting and/or payment of all equity awards, and
- continued receipt of life and health insurance benefits for a period of 3 years, reduced by comparable benefits he may receive from another employer.

If any of Messrs. Foley's, Kennedy's, Bickett's or Stinson's employment terminates due to death or disability, we will pay him, or his estate:

- any accrued obligations, and
- a prorated annual bonus based on (a) the target annual bonus opportunity in the year in which the termination occurs or the prior year if no target annual bonus opportunity has yet been determined and (b) the fraction of the year the executive was employed.

In addition, Messrs. Foley's, Kennedy's, Bickett's and Stinson's employment agreements provide for supplemental disability insurance sufficient to provide at least 2/3 of the executive's pre-disability base salary. For purposes of the agreements, an executive will be deemed to have a "disability" if he is entitled to receive long-term disability benefits under our long-term disability plan.

Under Messrs. Foley's, Kennedy's, Bickett's and Stinson's agreements, "cause" means:

- persistent failure to perform duties consistent with a commercially reasonable standard of care,
- willful neglect of duties,
- criminal or other illegal activities,
- material breach of the employment agreement, or
- impeding or failing to materially cooperate with an investigation authorized by our board (except with respect to Mr. Kennedy, whose agreement does not include this provision).

Under Messrs. Foley's, Kennedy's, Bickett's and Stinson's agreements, "good reason" means:

- an adverse change in the executive's title, the assignment of duties materially inconsistent with the executive's position, or a substantial diminution in authority,
- FIS's material breach of any of our other obligations under the employment agreement,
- FIS giving notice of our intent not to extend the employment term any time during the 1 year period immediately following a change in control (except with respect to Mr. Kennedy, whose agreement does not include this provision),
- following a change in control, the relocation of the executive's primary place of employment, or
- FIS's failure to obtain an assumption of the employment agreement by a successor.

To qualify as a "good reason" termination, the executive must provide notice of the termination within 90 days of the date he first knows the event has occurred. We have 30 days to cure the event.

For purposes of Messrs. Foley's, Bickett's and Stinson's agreement, "change in control" means:

- an acquisition by an individual, entity or group of 50% or more of our voting power,
- a merger or consolidation in which FIS is not the surviving entity, unless our shareholders immediately before the transaction hold more than 50% of the combined voting power of the resulting corporation after the transaction,
- a reverse merger in which FIS is the surviving entity but in which more than 50% of the combined voting power is transferred to persons different from those holding the securities immediately before the merger,
- during any period of two consecutive years during the employment term, a change in the majority of our board, unless the changes are approved by 2/3 of the directors then in office,
- a sale, transfer or other disposition of our assets that have a total fair market value equal to or more than 1/3 of the total fair market value of all of our assets immediately before the sale, transfer or disposition, other than a sale, transfer or disposition to an entity (1) which immediately after the sale, transfer or disposition owns 50% of our voting stock or (2) 50% of the voting stock of which is owned by us after the sale, transfer or disposition, or
- our shareholders approve a plan or proposal for the complete liquidation or dissolution of FIS.

For purposes of Mr. Kennedy's agreement, "change in control" means:

- an acquisition by an individual, entity or group of 50% or more of our voting power,
- a merger or consolidation in which FIS is not the surviving entity, unless our shareholders immediately before the transaction hold more than 50% of the combined voting power of the resulting corporation after the transaction,
- a reverse merger in which FIS is the surviving entity but in which more than 50% of the combined voting power is transferred to persons different from those holding the securities immediately before the merger,
- during any period of two consecutive years during the employment term, a change in the majority of our board, unless the changes are approved by 2/3 of the directors then in office,
- a sale, transfer or other disposition of all or substantially all of our assets, or
- our shareholders approve a plan or proposal for the complete liquidation or dissolution of FIS.

Under the employment agreements with Messrs. Carbiener and Swenson, if the executive's employment is terminated other than due to death and the termination is by FIS for any reason other than for cause or due to disability, or by the executive for good reason, then the executive is entitled to receive:

- annual base salary through the last day of the term of the agreement and, for Mr. Swenson only, an amount equal to the prior year's annual bonus if termination is for good reason or a prorated annual bonus if termination is by FIS without cause, and

- immediate vesting of options granted pursuant to the terms of the employment agreement.

The last day of the term of Mr. Carbiener's agreement is February 1, 2009 and the last day of the term of Mr. Swenson's agreement was March 9, 2008.

For purposes of the agreements with Messrs. Carbiener and Swenson, "cause" means the executive's:

- failure to perform duties consistent with a commercially reasonable standard of care,

- willful neglect of duties,

- criminal or other illegal activities, or

- material breach of the employment agreement.

For purposes of the agreements with Messrs. Carbiener and Swenson, "good reason" means a "change in control," which is defined as:

- the consummation of a consolidation or merger of FIS other than a consolidation or merger in which our shareholders immediately prior to the merger hold more than 50% of the combined voting power of the surviving corporation after the merger,

- sale or other disposition of all or substantially all of our assets,

- our shareholders approve a plan or proposal for our complete liquidation or dissolution, or

- an acquisition by any person, entity or group of 30% or more of our voting power.

To qualify as a "good reason" termination, the executive must terminate employment during the period commencing 60 days and ending 1 year after the change in control.

If Mr. Carbiener's or Mr. Swenson's employment is terminated due to death or disability, FIS will pay the executive, or his estate, his annual base salary through the last day of the term of his agreement.

For purposes of the agreements with Messrs. Carbiener and Swenson, the executive will be deemed to have a "disability" if he fails to perform his employment duties due to illness or other incapacity for a period of ninety (90) consecutive days.

Except with respect to Mr. Swenson, each executive's employment agreement also provides for a tax gross-up if the total payments and benefits made under the agreement or under other plans or arrangements are subject to the federal excise tax on excess parachute payments and the total of such payments and benefits exceeds 103% of the safe harbor amount for that tax. A gross-up payment is not made if the total parachute payments are not more than 103% of the safe harbor amount. In that case, the executive's payments and benefits would be reduced to avoid the tax. Assuming a termination of employment and a change in control occurred on December 31, 2007, none of Messrs. Foley, Kennedy, Carbiener, Bickett or Stinson would have incurred an excess parachute payment excise tax and no gross-up payments would have been required.

The agreements also provide us and our shareholders with important protections and rights, including the following:

- severance benefits under the agreements with Messrs. Foley, Kennedy, Bickett and Stinson are conditioned upon the executive's execution of a full release of FIS and related parties, thus limiting our exposure to law suits from the executive;

- the executive is prohibited from competing with us during employment and for one year thereafter if the executive's employment terminates for a reason that does not entitle him to severance payments and the termination is not due to our decision not to extend the employment agreement term; and
- The executive is prohibited during employment and at all times thereafter from sharing confidential information and trade secrets.

Potential Payments under Stock Plans

In addition to the post-termination rights and obligations provided in the employment agreements, our stock incentive plans, including the Certegy plan, the assumed FNF stock plans and the Former FIS plan, provide for the potential acceleration of vesting and, if applicable, payment of equity awards in connection with a change in control. Under the Certegy plan, a participant's award agreement may specify that upon the occurrence of a change in control, outstanding stock options will become immediately exercisable and any restriction imposed on restricted stock or restricted stock units will lapse. The stock option award agreements held by our named executive officers provide for accelerated vesting upon a change in control. Under the assumed FNF stock plans, outstanding options become immediately exercisable and any restrictions imposed on restricted stock lapse upon a change in control. The Former FIS plan provides that if we are consolidated with or acquired by another entity in a merger, sale of all or substantially all of our assets or otherwise, or in the event of a change in control, the treatment of the stock options is determined by the merger or consolidation agreement, which may provide for, among other things, accelerated vesting of stock options. For purposes of the Former FIS plan, a "change in control" would occur if a person or group other than us or other prior shareholders acquires more than 50% of our voting stock or all or substantially all of our assets and the assets of our subsidiaries.

For purposes of the Certegy plan, the term "change in control" means the occurrence of any of the following events:

- the accumulation by any person, entity or group of 20% or more of our combined voting power,
- consummation of a reorganization, merger or consolidation, which we refer to as a "business combination," of FIS, unless, immediately following such business combination, (i) the persons who were the beneficial owners of our voting stock immediately prior to the business combination beneficially own more than 66⅔% of our then outstanding shares, (ii) no person, entity or group beneficially owns 20% or more of the then outstanding shares of common stock of the entity resulting from that business combination, and (iii) at least a majority of the members of the board of directors of the entity resulting from the business combination were members of our incumbent board,
- a sale or other disposition of all or substantially all of our assets, or
- our shareholders approve a plan or proposal for the complete liquidation or dissolution of our company.

For purposes of the assumed FNF stock plans, the term "change in control" means the occurrence of any of the following events:

- an acquisition by an individual, entity or group of 50% or more of our voting power,
- a merger in which we are not the surviving entity, unless our shareholders immediately prior to the merger hold more than 50% of the combined voting power of the resulting corporation after the merger,
- a reverse merger in which we are the surviving entity but in which more than 50% of the combined voting power is transferred to persons different from those holding the securities immediately prior to such merger,
- a sale or other disposition of all or substantially all of our assets, or
- our shareholders approve a plan or proposal for the liquidation or dissolution of FIS.

Potential Death Benefits

In addition to the death benefits provided under the employment agreements, Messrs. Kennedy's and Carbiener's designated beneficiaries would be entitled to death benefits under the split dollar plan. As discussed in the Compensation Discussion and Analysis, Messrs. Kennedy and Carbiener retained death benefits under this plan when it was amended in connection with the passage of the Sarbanes-Oxley Act of 2002 to remove the deferred cash accumulation benefits. Mr. Kennedy's death benefit is $5,000,000 and Mr. Carbiener's death benefit is $2,000,000.

Estimated Payments and Benefits upon Termination of Employment

Our estimate of the cash severance amounts that would be provided to the named executive officers assumes that their employment terminated December 31, 2007. In general, any cash severance payments would be paid in a lump sum within 30 days from the termination date. However, to the extent required by Section 409A of the Internal Revenue Code, the payments would be deferred for six months following termination. If the payments are deferred, the amounts that would otherwise have been paid during the six month period would be paid in a lump sum after the six month period has expired.

For a termination of employment by us not for cause, a termination by the executive for good reason or, in the case of Mr. Foley and Mr. Kennedy, a termination following a change in control within the periods described above, the following payments would be made under the named executive officers' employment agreements: Mr. Foley $8,873,463; Mr. Kennedy $8,625,000; Mr. Carbiener $541,667; Mr. Bickett $2,193,752; Mr. Swenson $341,633; and Mr. Stinson $1,397,174. Each of Messrs. Foley, Kennedy, Bickett and Stinson would also be entitled to continuation of health and life insurance benefits provided by FIS for three years. The estimated value of these benefits is $24,398 per executive. Upon a termination of these executives' employment due to death or disability, the following payments would have been made: Mr. Foley $1,343,750; Mr. Kennedy $1,875,000; Mr. Carbiener $541,667; Mr. Bickett $91,042; Mr. Swenson $91,042; and Mr. Stinson $305,625. The amounts shown for Messrs. Kennedy and Carbiener exclude $5,000,000 and $2,000,000, respectively, for death benefits provided under the split dollar plan.

Estimated Equity Values

As disclosed in the Outstanding Equity Awards at Fiscal Year-End table, Messrs. Kennedy, Carbiener and Swenson had outstanding unvested stock options and restricted stock awards and Messrs. Foley, Bickett and Stinson have outstanding unvested stock options. Under the terms of the Certegy plan and award agreements and the assumed FNF stock plans, these stock options and restricted stock awards would vest upon a change in control. In addition, we have assumed for purposes of this disclosure that any unvested stock options granted under the Former FIS plan held by the named executive officers would vest upon a change in control. Messrs. Kennedy's and Carbiener's restricted stock award agreement also provides that their awards vest upon termination of their employment by reason of death or disability or upon termination of employment by the Company without cause.

In addition, under the employment agreements of Messrs. Foley, Kennedy, Bickett and Stinson, these stock options and restricted stock awards would vest upon any termination of employment by us not for cause, a termination by the executive for good reason or, in the case of Mr. Foley and Mr. Kennedy, a termination following a change in control within the periods described above. Under our employment agreements with Messrs. Carbiener and Swenson, the option grants made pursuant to the employment agreements would vest upon a termination by us without cause or a termination by the executive for good reason.

In any other termination event, all unvested stock options and restricted stock awards would expire at the employment termination date. The following estimates are based on a stock price of $41.59 per share, which was the closing price of our common stock on the last business day of our 2007 fiscal year. The stock option amounts reflect the excess of this share price over the exercise price of the unvested stock options that would vest. The restricted stock amounts were determined by multiplying the number of shares that would vest by $41.59.

The estimated value of the stock options held by the named executive officers that would vest upon a change in control would be as follows: Mr. Foley $12,089,195; Mr. Kennedy $1,055,528; Mr. Carbiener $553,875; Mr. Bickett $1,808,356; Mr. Swenson $1,837,991; and Mr. Stinson $1,808,356. Except with respect to Mr. Swenson, these same amounts would vest upon a termination of each executive's employment by us not for cause, a termination by the executives for good reason or, in the case of Mr. Foley and Mr. Kennedy, a termination following a change in control within the periods described above. The estimated value of stock options held by Mr. Swenson that would vest upon a termination of his employment by FIS not for cause or a termination by him for good reason is $1,770,991. The estimated value of restricted stock awards held by Messrs. Kennedy, Carbiener and Swenson that would vest upon a change in control or, except with respect to Mr. Swenson, upon termination of the executive's employment by reason of his death or disability or by the Company without cause would be $274,494, $228,745 and $73,739, respectively.

Compensation Committee Interlocks and Insider Participation

The compensation committee is currently composed of Thomas M. Hagerty (Chair), Cary H. Thompson and Daniel D. Lane. During fiscal year 2007, no member of the compensation committee was a former or current officer or employee of FIS or any of its subsidiaries. In addition, during fiscal year 2007, none of our executive officers served (i) as a member of the compensation committee or board of directors of another entity, one of whose executive officers served on the compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers served on our board.

Director Compensation

Directors who are our salaried employees receive no additional compensation for services as a director or as a member of a committee of our board. In 2007, all non-employee directors received an annual retainer of $40,000, payable quarterly, plus $1,500 for each board or committee meeting he attended. The chairman and each member of the audit committee received an additional annual fee (payable in quarterly installments) of $24,000 and $12,000, respectively, for their service on the audit committee. The Chairman and each member of the compensation committee and the corporate governance and nominating committee received an additional annual fee (payable in quarterly installments) of $15,000 and $6,000, respectively, for their service on such committees. In addition, each director received a long-term incentive award of 12,000 options. The options were granted under the Certegy plan, have a seven-year term, have an exercise price equal to the fair market value of a share of the date of grant, and vest proportionately each year over three years from the date of grant based upon continued service on our board. We also reimburse each non-employee director for all reasonable out-of-pocket expenses incurred in connection with attendance at board and committee meetings. Finally, each member of our board is eligible to participate in our deferred compensation plan to the extent he elects to defer any board or committee fees.

In addition, Mr. Hughes and Mr. David Hunt participate in Certegy's Deferred Compensation Plan for non-employee directors, or the *non-employee director plan*. Under the plan, participants may defer and be deemed to invest up to 100% of their director's fees in either a stock fund representing our common stock or in an interest bearing account. All deferred fees are held in our general funds and are paid in cash. Both Mr. Hughes and Mr. David Hunt deferred fees through December 31, 2006 and elected to invest those fees in the company stock fund under the plan. No fees were deferred into the non-employee director plan in 2007. Dividends on the phantom shares held in the non-employee director plan are reinvested in additional phantom shares. In general, deferred amounts are not paid until after the director terminates service on our board of directors, at which time he will be paid either in a lump sum or in annual payments over not more than ten years, as elected by the director.

The following table sets forth information concerning the compensation of our directors for the fiscal year ending December 31, 2007:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
Robert M. Clements	73,000	—	66,086	—	139,086
Thomas M. Hagerty	73,000	—	94,595	—	167,595
Marshall Haines	56,500	—	66,086	—	122,586
Keith W. Hughes	91,000	—	66,086	—	157,086
James K. Hunt	58,000	—	66,086	—	124,086
David K. Hunt	88,000	—	66,086	—	154,086
Daniel D. Lane	64,000	14,586	132,135	44	210,765
Richard N. Massey	52,000	—	66,086	—	118,086
Cary H. Thompson	64,000	14,586	132,135	44	210,765

(1) Represents portions of annual board and committee retainers which directors elected to receive in cash and meeting fees.

(2) Represents the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R) for the fiscal year ended December 31, 2007 of restricted stock awards granted to Mr. Lane and Mr. Thompson by old FNF in 2003 and assumed by us in the FNF Merger.

(3) Represents the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with FAS 123(R) of stock option awards granted in and prior to 2007. Assumptions used in the calculation of these amounts are included in Note 17 to our consolidated financial statements for the fiscal year ended December 31, 2007 included in our Annual Report on Form 10-K filed with the SEC on February 29, 2008.

(4) Represents dividends paid with respect to restricted shares.

CORPORATE GOVERNANCE AND RELATED MATTERS

Corporate Governance Policy

Our board approved our amended and restated set of Corporate Governance Guidelines in February 2008. Our Corporate Governance Guidelines are intended to provide, along with the charters of the committees of our board, a framework for the functioning of our board and its committees and to establish a common set of expectations as to how our board should perform its functions. The Corporate Governance Guidelines address, among other things, the composition of our board, the selection of directors, the functioning of our board, the committees of our board, the evaluation and compensation of directors and the expectations of directors, including ethics and conflicts of interest. The Corporate Governance Guidelines specifically provide that a majority of the members of our board must be independent directors who our board has determined have no material relationship with us and who otherwise meet the independence criteria established by the New York Stock Exchange, or NYSE, and any other applicable independence standards. The board reviews these guidelines and other aspects of our governance at least annually. A copy of our Corporate Governance Guidelines are available for review on the Investor Relations page of our website at www.fidelityinfoservices.com. Shareholders may also obtain a copy by writing to the Corporate Secretary at the address set forth under "Available Information" beginning on page 62.

Code of Business Conduct and Ethics

On February 13, 2008, our Board adopted an amended and restated Code of Business Conduct and Ethics, or *Code of Conduct*, which is applicable to all our directors, officers and employees. The purpose of the Code of Conduct is to: (i) promote honest and ethical conduct, including the ethical handling of conflicts of interest; (ii) promote full, fair, accurate, timely and understandable disclosure; (iii) promote compliance with applicable laws and governmental rules and regulations; (iv) ensure the protection of our legitimate business interests, including corporate opportunities, assets and confidential information; and (v) deter wrongdoing. Our reputation for integrity is one of our most important assets and each of our employees and directors is expected to contribute to the care and preservation of that asset. Any waiver of or amendments to the Code of Conduct with respect to the CEO or any Senior Financial Officer must be approved by the Audit Committee of the Board of Directors, and will be promptly disclosed to the extent required under applicable law, rule or regulation.

Our Code of Conduct is available for review on the Investor Relations page of our website at www.fidelityinfoservices.com. Shareholders may also obtain a copy of the Code of Conduct by writing to the Corporate Secretary at the address set forth under "Available Information" beginning on page 62.

The Board

Our board met eight times in 2007, of which four were regularly scheduled meetings and four were unscheduled meetings. All directors attended at least 75% of the meetings of our board and of the committees on which they served during 2007. Our non-management directors also met periodically in executive sessions without management. In accordance with our previous corporate governance guidelines, at each meeting a non-management member of our board was designated by the other non-management directors to preside as the lead director during that session. We do not, as a general matter, require our board members to attend our annual meeting of shareholders, although each of our directors is encouraged to attend our 2008 annual meeting. During 2007, two members of our board attended the annual meeting of shareholders.

Director Independence

Nine of the eleven members of our board are non-employees. At its meeting on February 13, 2008, our board determined that all of the non-employee members of our board (i.e., Robert M. Clements, Thomas M. Hagerty, Marshall Haines, Keith W. Hughes, David K. Hunt, James K. Hunt, Daniel D. (Ron) Lane, Richard N. Massey and Cary H. Thompson) are independent under the criteria established by the NYSE and our corporate governance guidelines. Additionally, under these standards, our board determined that William P. Foley, II is not independent because he is our Executive Chairman, and Lee A. Kennedy is not independent because he is our President and Chief Executive Officer.

Committees of the Board

Our board has four standing committees, namely an audit committee, a compensation committee, a corporate governance and nominating committee and an executive committee. The charter of each of the audit, compensation and corporate governance and nominating committee is available on the Investor Relations page of our website at www.fidelityinfoservices.com. Shareholders also may obtain a copy of any of these charters by writing to the Corporate Secretary at the address set forth under "Available Information" beginning on page 62.

Corporate Governance and Nominating Committee

The members of the corporate governance and nominating committee are Keith W. Hughes (Chair), Marshall Haines and James K. Hunt. Each of Messrs. Hughes, Haines and Hunt was deemed to be independent by our board, as required by the NYSE. The corporate governance and nominating committee did not meet separately in 2007, but conducted all committee business during executive sessions of the independent directors of the board. The primary functions of the corporate governance and nominating committee, as identified in its charter, are to identify and recommend to the board qualified individuals to be nominated for election as directors, to advise and assist the board with respect to corporate governance matters and to oversee the evaluation of the board and management.

To fulfill these responsibilities, the committee periodically assesses the collective requirements of our board and makes recommendations to our board regarding its size, composition and structure. In determining whether to nominate an incumbent director for reelection, the corporate governance and nominating committee evaluates each incumbent director and director candidate in light of the committee's assessment of the talents, skills and other characteristics needed to ensure the effectiveness of the board.

When a need for a new director to fill a new board seat or vacancy arises, the committee proceeds by whatever means it deems appropriate to identify a qualified candidate or candidates, including engaging director search firms. The committee reviews the qualifications of each candidate. Final candidates are generally interviewed by one or more committee members. The committee makes a recommendation to our board based on its review, the results of interviews with the candidate and all other available information. The board makes the final decision on whether to invite the candidate to join our board, which is extended through the Chair of the corporate governance and nominating committee and the Executive Chairman of our board.

The corporate governance and nominating committee reviews and develops criteria for the selection of qualified directors. At a minimum, a director should have high moral character and personal integrity and the ability to devote sufficient time to carry out the duties of a director, should have demonstrated accomplishment in his or her field and should be at least 21 years of age. In addition to these minimum qualifications in evaluating candidates, the members of the corporate governance and nominating committee may consider all information relevant in their business judgment to the decision of whether to nominate a particular candidate, taking into account the then-current composition of our board. These factors may include whether the candidate is independent and able to represent the interests of the Company and its shareholders as a whole; a candidate's personal qualities and characteristics, accomplishments and reputation in the business community; a candidate's professional and educational background, reputation, industry knowledge and business experience, and the relevance of those characteristics to us and our board; the candidate's ability to fulfill the responsibilities of a director and member of one or more of our standing board committees; whether the candidate will complement or contribute to the mix of talents, skills and other characteristics needed to maintain our board's effectiveness; the candidate's other board of directors and committee commitments; whether the candidate is financially literate or a financial expert; board diversity; public disclosure and antitrust matters; and diversity of viewpoints, background, experience and other demographics of our board.

The corporate governance and nominating committee will consider qualified candidates for director nominated by our shareholders. The corporate governance and nominating committee applies the same criteria in evaluating candidates nominated by shareholders as in evaluating candidates recommended by other sources. To date, no director nominations have been received from shareholders. Nominations of individuals for election to our board at any meeting of shareholders at which directors are to be elected may be made by any of our shareholders entitled to vote for the election of directors at that meeting by complying with the procedures set forth in Section 1.12 of our Bylaws. Section 1.12 generally requires that shareholders submit nominations by written notice to the Corporate Secretary at 601 Riverside Avenue, Jacksonville, Florida 32204 setting forth certain prescribed information about the nominee and the nominating shareholder. Section 1.12 also requires that the nomination notice be submitted a prescribed time in advance of the meeting. See "Shareholder Proposals" elsewhere in this proxy statement.

Audit Committee

The members of the audit committee are David K. Hunt (Chair), Robert M. Clements and Keith W. Hughes. The board has determined that each of the audit committee members is financially literate and independent as required by the rules of the SEC and the NYSE, and that each of the members is an audit committee financial expert, as defined by the rules of the SEC. The audit committee met nine times in 2007. As set forth in its charter, our audit committee is responsible for:

- appointing, compensating and overseeing our independent registered public accounting firm;
- overseeing the integrity of our financial statements and our compliance with legal and regulatory requirements;
- discussing the annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm;
- establishing procedures for receiving, processing and retaining complaints (including anonymous complaints) we receive concerning accounting controls or auditing issues;

- approving any significant non-audit relationship with, and any audit and non-audit services provided by our independent registered public accounting firm;
- discussing earnings press releases and financial information provided to analysts and rating agencies;
- discussing policies with respect to risk assessment and risk management;
- meeting, separately and periodically, with management, internal auditors and independent auditors; and
- producing an annual report for inclusion in our proxy statement, in accordance with applicable rules and regulations.

The audit committee is a separately-designated standing committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended.

Report of the Audit Committee

The audit committee of our board submits the following report on the performance of certain of its responsibilities for the year 2007:

The primary function of our audit committee is oversight of (i) the quality and integrity of our financial statements and related disclosure, (ii) our compliance with legal and regulatory requirements, (iii) the independent registered public accounting firm's qualifications and independence, and (iv) the performance of our internal audit function and independent registered public accounting firm. Our audit committee acts under a written charter, which was adopted by the audit committee and subsequently approved by our board. We review the adequacy of our charter at least annually. Our audit committee is comprised of the three directors named below, each of whom has been determined by our board to be independent as defined by NYSE independence standards. In addition, our board has determined that each of the members of our audit committee is an audit committee financial expert as defined by SEC rules.

In performing our oversight function, the audit committee reviewed and discussed with management and KPMG LLP, the Company's independent registered public accounting firm, the audited financial statements of FIS as of and for the year ended December 31, 2007. Management and KPMG LLP reported to us that the Company's consolidated financial statements present fairly, in all material respects, the consolidated financial position and results of operations and cash flows of FIS and its subsidiaries in conformity with generally accepted accounting principles. We also discussed with KPMG LLP matters covered by the Statement on Auditing Standards No. 61 (Communication With Audit Committees).

We have received and reviewed the written disclosures and the letter from KPMG LLP required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and have discussed with them their independence. In addition, we have considered whether KPMG LLP's provision of non-audit services to the Company is compatible with their independence.

Finally, we discussed with FIS's internal auditors and KPMG LLP the overall scope and plans for their respective audits. We met with KPMG LLP during each audit committee meeting. Our discussions with them included the results of their examinations, their evaluations of FIS's internal controls and the overall quality of FIS's financial reporting. Management was present for some, but not all, of these discussions.

Based on the reviews and discussions referred to above, we recommended to our Board that the audited financial statements referred to above be included in FIS's Annual Report on Form 10-K for the year ended December 31, 2007 and that KPMG LLP be appointed independent registered public accounting firm for FIS for 2008.

In carrying out our responsibilities, we look to management and the independent registered public accounting firm. Management is responsible for the preparation and fair presentation of FIS's financial statements and for maintaining effective internal control. Management is also responsible for assessing and maintaining the effectiveness of internal control over the financial reporting process. The independent registered public accounting firm is responsible for auditing FIS's annual financial statements and expressing an opinion as to whether the statements are fairly stated in conformity with generally accepted accounting principles. The independent registered public accounting firm performs its responsibilities in accordance with the standards of the Public Company Accounting Oversight Board. Our members are not professionally engaged in the practice of accounting or auditing, and are not experts under the Exchange Act in either of those fields or in auditor independence.

The foregoing report is provided by the following independent directors, who constitute the committee:

AUDIT COMMITTEE

David K. Hunt (Chair)
Robert M. Clements
Keith W. Hughes

Compensation Committee

The members of the compensation committee are Thomas M. Hagerty (Chair), Cary H. Thompson and Daniel D. (Ron) Lane. Each of Messrs. Hagerty, Thompson and Lane was deemed to be independent by our board, as required by the NYSE. The compensation committee met five times in 2007. The primary functions of the compensation committee, as described in its charter, include overseeing the development and implementation of our compensation and benefit plans and programs, including those relating to compensation for our executive officers; overseeing compliance with regulatory requirements with respect to compensation matters; and evaluating the performance of our chief executive officer.

For more information regarding the responsibilities of the compensation committee, please refer to the section of this proxy statement entitled "Compensation Discussion and Analysis and Executive and Director Compensation" beginning on page 20.

Executive Committee

The members of the executive committee are William P. Foley, II (Chair), Lee A. Kennedy, Richard M. Massey and Robert M. Clements. Each of Messrs. Massey and Clements was deemed to be independent by our board. The executive committee did not meet in 2007. Subject to limits under state law, the executive committee may invoke all of the power and authority of our board in the management of FIS.

Contacting the Board

Any shareholder or other interested person who desires to contact any member of our board or the non-management members of our board as a group may do so by writing to: Board of Directors, c/o Corporate Secretary, Fidelity National Information Services, Inc., 601 Riverside Avenue, Jacksonville, FL 32204. Communications received are distributed by the Corporate Secretary to the appropriate member or members of our board.

Certain Relationships and Related Transactions

Agreements with FNF

On November 9, 2006, we completed a merger with old FNF, whereby old FNF merged with and into us (the "old FNF merger"). Prior to the old FNF merger, old FNF owned a majority of our common stock. The old FNF merger was completed after old FNF contributed substantially all of its assets and liabilities (other than old FNF's interests in us and in a small subsidiary, FNF Capital Leasing, Inc.) in exchange for shares of FNF's common stock (the "asset contribution"). The asset contribution was undertaken on October 24, 2006, and on October 26, 2006, old FNF distributed all of the shares it acquired from FNF in connection with the asset contribution, together with certain other FNF shares, to the old FNF shareholders in a tax-free distribution (the "FNF spin-off"). We refer to the asset contribution, the FNF spin-off and the old FNF merger collectively as the "separation from FNF." In connection with the separation from FNF, we entered into various agreements with FNF, including a tax disaffiliation agreement, a cross-indemnity agreement, and an agreement regarding the sharing of premium expenses for certain on-going insurance policies purchased by FNF. While these agreements continue in effect, no payments for indemnification or liability have been made by us or by FNF under any of these agreements.

As a result of our prior relationships with FNF, certain of our executive officers also served as executive offices of FNF in 2007, including William P. Foley, II, who is our Executive Chairman and also served and continues to serve as the executive Chairman of the board of directors of FNF; Brent B. Bickett, who serves as our Executive Vice President — Strategic Planning, and also served as the Co-President of FNF until April 1, 2008 and continues to serve as Executive Vice President, Corporate Finance for FNF; and Alan L. Stinson, who served as our Executive Vice President — Finance and was designated as one of our executive officers until May 2007, and also serves as the Chief Executive Officer of FNF. We refer to Messrs. Foley, Bickett and Stinson as the overlapping officers.

Historically, FNF has provided a variety of services to us, and we have provided various services to FNF, pursuant to agreements and arrangements between us and FNF. Some of these agreements and arrangements were entered into in connection with our separation from FNF, and others were already in existence prior to the separation or have been entered into since the separation from FNF. Our significant agreements and arrangements with FNF are described below. None of the overlapping officers receive any direct compensation or other remuneration of any kind as a result of or in connection with the various agreements with FNF and none of them has any direct interest in the agreements and arrangements with FNF. In addition, none of our directors receive any direct compensation or other remuneration of any kind as a result of or in connection with the various agreements with FNF and none of them have any direct interest in the agreements and arrangements with FNF.

In October 2007, we announced that we intend to spin off our lender processing services division (the "LPS business") into a separate publicly traded company (the "LPS spin-off"). To facilitate the LPS spin-off, we will enter into a contribution and distribution agreement pursuant to which we will contribute all of the LPS assets into a separate subsidiary in exchange for 100% of that subsidiary's common stock and up to approximately $1.6 billion of its debt securities. We will also enter into other agreements with LPS necessary to facilitate the LPS spin-off, including a tax disaffiliation agreement and an employee matters agreement. Following receipt of necessary Securities and Exchange Commission approvals and a tax-free ruling from the Internal Revenue Service and the satisfaction of certain other conditions, we will distribute 100% of the LPS subsidiary's common stock to our shareholders. Immediately following the LPS spin-off, we will exchange the debt securities we received in connection with the separation from LPS for a like amount of our existing debt through a debt-for-debt exchange. We will then retire our debt that is so exchanged. Completion of the LPS spin-off is expected to occur later this year. In conjunction with the LPS spin-off, we will enter into various agreements with LPS, and will amend some of the agreements we have with FNF, in order to reflect the separation of the LPS business from our businesses. Where appropriate in light of the LPS business, we will assign certain agreements that we have with FNF and other parties to LPS. We anticipate that FNF will also enter into new agreements with LPS in connection with services that FNF will provide to LPS, and that LPS will provide to FNF, after the LPS spin-off. None of the overlapping officers will receive any direct compensation or other remuneration of any kind as a result of or in connection with any of the agreements with LPS (or the amendments to the agreements with FNF) and none of them will have any direct interest in the agreements and arrangements with LPS. In addition, none of our directors will receive any direct compensation or other remuneration of any kind as a result of or in connection with the various agreements with LPS and none of them will have any direct interest in the agreements and arrangements with LPS.

Completion of the spin-off is contingent upon the satisfaction or waiver of a variety of conditions, including final approval of the spin-off and all related arrangements by our board. The completion of the proposed spin-off is also subject to risks and uncertainties including but not limited to those associated with our ability to contribute the LPS business to LPS, the ability of LPS to complete the debt exchange in the manner currently contemplated, the possibility that necessary governmental approvals or actions (from the IRS, the SEC or other authorities) will not be obtained, and market conditions for the proposed new LPS debt and the spin-off.

Corporate Services and Administrative Support Agreements. We are party to a corporate services agreement with FNF under which FNF provides to us corporate and other administrative support services, including statutory accounting and tax services, corporate, legal and related services, claims processing and administration services, risk management insurance services, purchasing and procurement services and travel services. The pricing for the services provided by FNF to us under the corporate services agreement is on a cost-only basis, so that we in effect reimburse FNF for the costs and expenses incurred in providing these corporate services to us. With certain exceptions, the corporate services agreement continues in effect as to each service covered by the agreement until we notify FNF, in accordance with the terms and conditions set forth in the agreements and subject to certain limitations, that the service is no longer requested, provided, however, that in any event, the services terminate on October 23, 2008.

The exact amounts paid by us to FNF under the corporate services agreement is dependent upon the amount of services actually provided in any given year. During 2007, we paid $2.7 million to FNF for services rendered by FNF and its subsidiaries. There were no corporate services rendered by us to FNF or its subsidiaries.

At the time of the LPS spin-off, we will amend the corporate services agreements with FNF to reflect the completion of most of the corporate support services provided by FNF to us, and by us to FNF. At that time, FNF will also enter into corporate and transition services agreements with LPS pursuant to which FNF will provide certain general corporate and other administrative support services to LPS for an interim period not to exceed 24 months. The services to be provided include accounting and tax services, corporate, legal and related services, claims processing and administration services, risk management insurance services, purchasing and procurement services and travel services. The pricing for the services to be provided by FNF to LPS under these services agreements will be on a cost-only basis, with LPS in effect reimbursing FNF for the costs and expenses incurred in providing these corporate services to LPS. With certain exceptions, these support agreements continue in effect as to each service covered by the agreements until LPS notifies FNF, in accordance with the terms and conditions set forth in the agreements and subject to certain limitations, that the service is no longer requested, provided, however, that most of the services terminate 24 months after the completion of the LPS spin-off.

Master Information Technology Services Agreement. We are party to a master information technology services agreement with FNF, pursuant to which we provide various services to FNF, such as IT infrastructure support, data center management, software sales and software application development. Under this agreement, FNF has designated certain services as high priority critical services required for its business. These include managed operations, network, email/messaging, network routing, technology center infrastructure, active directory and domains, systems perimeter security, data security, disaster recovery and business continuity. We agree to use reasonable best efforts to provide these core services without interruption throughout the term of the master services agreement, except for scheduled maintenance. FNF can also request services that are not specified in the agreement, and, if we can agree on the terms, a new statement of work or amendment will be executed. In addition, if requested by FNF, we will continue to provide, for an appropriate fee, services to FNF that are not specifically included in the master information technology services agreement if those services were provided to FNF by us or our subcontractors in the past. The master information technology services agreement is effective until February 2011 unless earlier terminated in accordance with its terms. FNF has the right to renew the agreement for a single one-year period or a single two-year period by providing a written notice of its intent to renew at least six months prior to the expiration date. FNF may also terminate the agreement or any particular statement of work or base services agreement on six months' prior written notice. In addition, if either party fails to perform its obligations under the agreement, the other party may terminate after the expiration of certain cure periods.

Under this agreement, FNF is obligated to pay us for the services that it utilizes, calculated under a specific and comprehensive pricing schedule. Although the pricing includes some minimum usage charges, most of the service charges are based on volume and actual usage, specifically related to the particular service and support provided and the complexity of the technical analysis and technology support provided by us. The amount we earned from FNF under this agreement during 2007 was $89.1 million.

We are currently in discussions with FNF regarding the terms of this agreement, including the services provided by us and the pricing for these services, particularly since some these services will be provided by LPS rather than us after the LPS spin-off. We anticipate that these discussions will be completed later this year and will result in amendments to the master information technology services agreement with FNF. In addition, at the time of the LPS spin-off, FNF will also enter into a new agreement with LPS for the provision by LPS of certain application development services that are currently being performed under our master information technology services agreement with FNF.

eLender Services and Premium Calculator Application Agreements. We are party to agreements with FNF and certain of its subsidiaries, pursuant to which we have provided and/or received an interest in certain proprietary software known as "eLenderSolutions," various software development services, and certain lender services business processing services. Under agreements and arrangements relating to title insurance premium rate calculator applications, FNF received application development services from us. Under the eLender services agreement, each of us and FNF conveyed our respective interests in the proprietary "eLenderSolutions" software to the other so that both we and FNF are the joint owners of the software, and FNF agreed to further develop the jointly owned software. In addition, under this agreement, FNF has agreed to process business for our subsidiaries that engaged in the LPS business, so that those subsidiaries can continue to operate as title agents in certain limited geographic areas where those subsidiaries otherwise lack ready access to title plants. Under the eLender services agreement, FNF licenses from us the use of certain proprietary business processes and related documentation in those limited geographic areas, and we provide FNF with oversight and advice in connection with the implementation of these business processes. Subject to certain early termination provisions, this agreement continues in effect until either (i) we acquire our own direct access to title plants in the relevant geographic area or (ii) FNF builds or otherwise acquires title plants for the relevant geographic area and provides access to us on acceptable terms. This agreement may also be terminated as to all or a portion of the relevant geographic area by mutual agreement of the parties or upon five years' prior written notice given after February 1, 2011 (the fifth anniversary of the effective date of the agreement).

For the business processes and documentation and oversight and advisory services under the eLender services agreement, FNF pays fees to our FIS subsidiary equal to the aggregate earnings generated through or as a result of these proprietary business processes and documentation. In addition, FNF has paid our FIS subsidiary for its development services with respect to the eLender software and the title insurance premium rate calculator applications. In 2007, FNF paid to us a total of $12.2 million related to these agreements.

The title insurance premium rate calculator application services were completed in 2007 and the agreements related to those services have been terminated. In addition, the development services provided under the eLender services agreement have also expired and have not been renewed. We are currently in discussions with FNF regarding the remaining provisions of the eLender services agreement and we anticipate that the eLender services agreement will either be terminated or assigned to LPS at the time of the LPS spin-off.

Software License Agreement. One of our divisions, which after the LPS spin-off will be part of LPS, has been licensing software to FNF under a license agreement for a package of software known as "SoftPro." SoftPro is a series of software programs and products (which LPS will own upon completion of the LPS spin-off) that have been and continue to be used by FNF's title insurance company subsidiaries. FNF pays monthly fees to us for the use of the SoftPro software based on the number of workstations and the actual number of SoftPro software programs and products used in each location. During 2007, we received aggregate revenues of $17.2 million for the SoftPro license. After the LPS spin-off, FNF will continue to pay these monthly fees to LPS.

Issuing Title Agency Agreements. Two of FNF's title insurance company subsidiaries are parties to separate issuing agency contracts with certain of our subsidiaries that conduct the LPS business. Under these issuing agency contracts, our subsidiaries act as title agents for the FNF title insurance company subsidiaries in various jurisdictions. Our title agency appointments under these agreements are not exclusive and the FNF title insurance company subsidiaries each retains the ability to appoint other title agents and to issue title insurance directly. Subject to certain early termination provisions for cause, each of these agreements may be terminated upon five years' prior written notice, which notice may not be given until after the fifth anniversary of the effective date of the agreement (thus effectively resulting in a minimum ten year term). The issuing agency contracts were entered into by our subsidiaries between July 22, 2004 and August 28, 2006.

During 2007, we earned $132.2 million in commissions from these agency agreements, representing a commission rate of 89% of premiums earned.

In connection with the LPS spin-off, our subsidiaries that are the parties to these issuing agency contracts will be subsidiaries of LPS, and thus, the issuing agency contracts will continue thereafter between FNF's title insurance subsidiaries and subsidiaries of LPS.

Real Estate Data and Support Services Agreements. Through certain of our subsidiaries who are engaged in the LPS business, we have historically provided and continue to provide various real estate and title related services to FNF, and FNF has historically provided and continues to provide various real estate related services to us, under a number of agreements and arrangements. These services relate to or arise out of the LPS business and following the

LPS spin-off, these agreements and arrangements will continue between FNF and LPS. The significant agreements and arrangements for these services are briefly described below.

- *Real Estate Data Services.* We provide (and after the LPS spin-off, LPS will provide) real estate information to various FNF entities, consisting principally of data services required by the title insurers. We received $11.5 million from FNF for these services in 2007. Following the LPS spin-off, we expect LPS to continue to provide these services.

- *Flood Zone Determination Agreement.* We provide (and after the LPS spin-off, LPS will provide) flood zone determination services to FNF pursuant to a flood zone determination agreement. Under the agreement, we make determinations and reports regarding whether certain properties are located in special flood hazard areas. The agreement expires on September 1, 2008, and can be renewed for successive one year terms upon 30 days written notice. In 2007, we received $0.6 million from FNF for these services. Following the LPS spin-off, we expect LPS to continue to provide these services.

- *Tax Services Agreements for Texas.* One of our subsidiaries provides tax services to FNF's title insurance subsidiaries pursuant to several tax service agreements. Under these agreements, we provide tax certificates to FNF's title insurance companies for closings in the State of Texas, through a computerized tax service that allows the insurers to access and retrieve information from our computerized tax plant. During 2007, our subsidiary received $6.4 million from FNF's title insurers for these services. Following the LPS spin-off, these agreements will continue between FNF and LPS, and LPS will continue to provide these services.

- *Section 1031 Tax Deferred Exchange Preferred Provider and Shared Services Arrangements.* Certain of our subsidiaries have agreed to enter into a preferred provider and shared services arrangement with certain FNF subsidiaries to assist with commercial and investment-related real estate transactions and their compliance with the rules and regulations relating to real property exchanges that qualify as tax deferred exchanges under Section 1031 of the Internal Revenue Code. This relationship has historically operated through mutually agreed upon terms which have evolved over the last several years. We anticipate that following the LPS spin-off, these preferred provider and share services arrangements will be between LPS and FNF.

Title Plant Maintenance, Management, Access, Title Production Services and Related Agreements.

The Sale of Property Insight and the Title Plant Maintenance and Management Agreements. Through August 31, 2007, the title plant assets of several of FNF's title insurance subsidiaries were managed or maintained by our subsidiary, Property Insight, LLC ("Property Insight"), under various title plant management and maintenance agreements, in return for cash management fees and the right to sell access to that title plant information to title insurers, including FNF's title insurance underwriters as well as other third party customers. On August 31, 2007, we completed the sale of Property Insight to FNF for $95 million in cash. At that time, the title plant maintenance and management agreements between Property Insight and the FNF title insurers were terminated.

For the period from January 1 through August 31, 2007, we received $16.5 million under the plant management and maintenance arrangements. In turn, we paid each of the FNF title insurance subsidiaries a royalty on sales of access to its respective title plants. The aggregate amount we paid to FNF's subsidiaries for these title plant royalties was $3.7 million for the year ended December 31, 2007.

Titlepoint Development. During 2007, a subsidiary of FNF was a party to a joint development and ownership agreement with Property Insight, whereby Property Insight provided development services for proprietary software known as "TitlePoint," which was used in connection with the title plants owned by FNF's title insurance subsidiaries. This agreement has expired and was not renewed. For 2007, we received $13.1 million from FNF for our development services under this agreement.

Property Insight also has agreements and arrangements with us regarding the title plants owned by FNF's title insurance subsidiaries and managed and maintained by Property Insight. These agreements and arrangements are described below:

- *Title Plant Access and Title Production Agreements.* Separate from the title plant management and maintenance arrangements, certain of our subsidiaries that are part of the LPS business were and continue to be party to a national master services agreement with Property Insight relating to title plant access for the LPS business with respect to real property located in various states. Under this agreement, Property Insight provides online database access, physical access to title records, use of space, image system use, and special software for use in connection with the LPS business. FNF receives a monthly fee (subject to certain minimum charges) based on the number of title reports or products ordered as well as fees for the other services FNF provides. The agreement expires in November 2009 and is automatically renewable for successive 3 year terms unless either party gives 30 days' prior written notice. FNF also provides title production services to us under a title production services agreement, pursuant to which FNF provides services for fees based on the number of properties searched, subject to certain minimum use. The title production services agreement can be terminated by either party upon 30 days' prior written notice. In 2007, we paid $1.0 million for the title plant access and title production services. Following the LPS spin-off, the title plant access agreement and the title production services agreement will continue between FNF and LPS.
- *Offshore Support Services.* Historically, Property Insight, formerly one of our subsidiaries, received certain limited offshore information technology-related support services, such as software development, programming, implementation, maintenance, consulting, flood services, call center and other similar services, under an intercompany master service provider agreement between one of our subsidiaries (on behalf of itself and our affiliates) and our offshore subsidiary. The pricing for the services is determined by mutual agreement determined at the time that the services are requested by the applicable subsidiary and agreed to be provided by our offshore subsidiary. Because Property Insight is no longer a subsidiary of FIS, Property Insight has entered into a separate arrangement with our offshore subsidiary for continuation of the services previously received. Following the LPS spin-off, these offshore services will continue to be provided to Property Insight by an offshore subsidiary of LPS.

Lease, Sublease, and Property Management Agreements. We are party to various leases, subleases and property management agreements with FNF relating to FNF's Jacksonville headquarters which is located on our corporate headquarters campus, most of which is owned and managed by us. We are party to a lease agreement, pursuant to which we lease to FNF certain portions of our Jacksonville, Florida headquarters corporate campus, located at 601 Riverside Avenue, for FNF's Jacksonville headquarters. This agreement was originally entered into in March 2005 and expired on December 31, 2007. We are currently in negotiations with FNF to extend the lease for an additional 3 years on terms substantially similar to those in the current agreement, subject to adjustments in the rental rates to reflect current market prices for comparable office space. The current lease provides that the rentable square footage that we lease to FNF may, by mutual agreement, increase or decrease from time to time during the term of the lease as a result of reallocations of office space among FNF and us. In the event of any re-allocation or change in the leased square footage, the parties will memorialize the changes in the rentable square footage and the monthly base rent, which will be re-calculated based on the rentable square footage leased to us as a percentage of the total rentable square footage of office space available at the Jacksonville corporate campus. Under the current lease, FNF pays rent for the space leased, approximately 87,579 rentable square feet, at an annual rate of $23.05 per rentable square foot, in equal monthly installments paid in advance on the first day of each calendar month. If FNF fails to pay timely, a default rate applies. In addition to paying base rent, for each calendar year commencing with 2005, FNF is obligated to pay us, as additional rent, our share of the landlord's reasonable estimate of operating expenses for the entire facility that are in excess of the operating expenses (subject to certain exclusions) applicable to the 2005 base year. FNF is also liable to the landlord for the entire cost of providing any services or materials exclusively to FNF.

We are also party to a property management agreement with FNF, as property manager, for the management of the office space at FNF's Jacksonville headquarters building known as "Building V." Terms of this property management agreement are similar to those customarily found in similar office property management arrangements, subject to the particular needs of the parties and nuances relating to the Jacksonville corporate campus. As compensation for our property management services, we receive an annual management fee equal to $20.19 per rentable square foot per annum, payable in arrears and paid in monthly installments of $440,034, as and to the extent collected from the monthly rental payment received from tenants. This agreement also expired on December 31, 2007, and we are currently in negotiations with FNF to extend the agreement for an additional 3 years on terms substantially similar to those in the current agreement.

We have also entered into a telecommunications services agreement with FNF, pursuant to which FNF reimburses us for FNF's pro rata share of the telecommunications systems costs at the Jacksonville corporate campus, based on the aggregate number of employees that FNF has at the campus in comparison to the aggregate number of employees that we have at the campus. To coincide with the expiration of the lease agreement, the term of this agreement also expired on December 31, 2007. As with the lease, we are currently in negotiations with FNF to extend the term of this agreement for an additional 3 years on terms substantially similar to those in the current agreement.

In connection with the LPS spin-off, ownership of most of our Jacksonville corporate campus, including the office space that FNF currently leases from us, will be transferred to LPS. In conjunction therewith, we will also assign to LPS the property management agreement and the telecommunications services agreement.

We also sublease a portion of the office space in Building V for our operations pursuant to a sublease agreement with FNF. The terms and provisions of our sublease agreement mirror the management and economic effect of the terms and conditions of the lease agreement with us, so that all of the office space located at the Jacksonville corporate campus benefits from per square foot average cost pricing for the entire campus. In addition, like the lease, our sublease contemplates that the amount of space leased can be adjusted from time to time to reflect the parties' evolving space needs. We anticipate that in connection with the LPS spin-off, our office space needs in Building V will change to reflect the separation of LPS. However, LPS may also need office space in Building V, and we anticipate that in connection with the LPS spin-off, LPS will enter into a new sublease agreement with FNF for LPS's use of a portion of the office space in Building V for LPS's operations. The term of our sublease agreement expired on December 31, 2007, but we are currently in negotiations with FNF to extend our sublease for an additional 3 years. Likewise, we anticipate that the term of the new LPS sublease will be 3 years. We further anticipate that the terms of our extended sublease and the terms of the new LPS sublease will mirror the management and economic effect of the terms and conditions of our lease agreement with FNF, with the rental rate under the subleases determined on the same formulaic basis as in the lease agreement.

In 2007, our receipts from FNF related to these arrangements, net of our payments to FNF, totaled $2.5 million.

Aircraft Cost Sharing Agreement. We are party to an aircraft cost allocation agreement with FNF, pursuant to which each party agrees to reimburse the other for its pro rata share of the actual costs incurred in the use of the other party's corporate aircraft. Pursuant to this agreement, we may utilize FNF's corporate aircraft from time to time, and FNF may utilize our corporate aircraft, with an obligation to reimburse for the respective share of the costs. In 2007, we reimbursed $3.7 million to FNF and FNF reimbursed $2.5 million to us under this agreement.

In connection with the LPS spin-off, we are in discussions with FNF and LPS regarding arrangements for continued access by us, FNF and LPS to the corporate aircraft currently owned by us and by FNF, including personal use by our respective executives. Pursuant to these discussions, we anticipate that the aircraft cost allocation agreement will be amended to reflect an aircraft interchange arrangement between us and FNF. The interchange agreement will be for a term of not less than 3 years, but may be terminated by either party at any time upon 90 days' prior written notice. The interchange agreement will provide that we will reimburse FNF, or FNF will reimburse us, for the net cost differential of our aggregate use of FNF's aircraft and FNF's aggregate use of our aircraft. The interchange use and the amounts for which each of us can be reimbursed are subject to Federal Aviation Authority regulations and are the same as would apply to any third party with whom we would enter into an aircraft interchange arrangement.

Sale of Leasing Assets of FNF Capital Leasing, Inc. In connection with the separation from FNF, we completed a merger with FNF Capital, Inc. ("FNF Capital"), a leasing subsidiary of old FNF. On September 30, 2007, we sold certain leasing assets of FNF Capital back to FNF for $15.0 million cash and the assumption by FNF of certain non-recourse promissory notes that are secured by interests in certain leases and underlying equipment as well as a revolving credit facility that is secured by interests in other leases and underlying equipment, with an aggregate outstanding balance of $133.1 million at December 31, 2007. In connection with this sale of leasing assets, FNF also issued to us an unsecured note in the principal amount of $7.3 million, bearing interest at .45% in excess of the LIBOR rate, due October 2012 and requiring principal payments of $0.2 million payable quarterly.

During 2007, the largest aggregate amount of principal outstanding under the FNF unsecured note was $7.3 million, and as of March 15, 2008, the aggregate principal amount outstanding under that note is $7.1 million. From October 1, 2007 through December 31, 2007, we received interest income related to this unsecured note of $0.1 million. In addition to these note and credit facility obligations, during 2007 we paid FNF $10.3 million, and FNF paid us $0.8 million, for equipment lease costs financed or arranged through FNF Capital Leasing.

Our Investment in FNRES Holdings, Inc. On December 31, 2006, FNF contributed $52.5 million to FNRES Holdings, Inc. ("FNRES"), which had previously been a wholly owned subsidiary of ours, in exchange for approximately 61% of the outstanding shares of FNRES. The remaining 39% of FNRES's shares are held by us, but after the LPS spin-off, our ownership of 39% of FNRES will instead be held by LPS.

Sedgwick Master Information Technology Services Agreement. A subsidiary of a minority-owned affiliate of FNF, Sedgwick CMS Holdings ("Sedgwick"), is party to a master information technology services agreement with us. Sedgwick, a company of which FNF owns 40% of the voting capital stock, is a provider of outsourced claims management services to large corporate and public sector entities. Under this master information technology services agreement, Sedgwick receives various information technology services from us, such as IT infrastructure and network support, and data center management. The master information technology services agreement is effective until July 2011 unless earlier terminated in accordance with its terms. Sedgwick has the right to renew the agreement, and either party may also terminate the agreement or any particular statement of work or base services agreement in certain circumstances. Under this agreement, Sedgwick pays us for the services that it utilizes, calculated under a specific and comprehensive pricing schedule. Most of the service charges are based on volume and actual usage, specifically related to the particular service and support provided and the complexity of the technical analysis and technology support provided by us. The amount we received from Sedgwick for these services during 2007 was $37.8 million.

Agreements with LPS

To facilitate the LPS spin-off, we will enter into a various agreements with LPS, which are described below.

Contribution and Distribution Agreement. The Contribution and Distribution Agreement will generally provide that, subject to the terms and conditions contained therein:

- We will transfer all of our right, title and interest of, in and to (i) all of the shares and other securities of our subsidiaries specified in the Contribution and Distribution Agreement and (ii) all other properties, assets and rights of any nature, kind and description held by us immediately prior to the asset contribution that primarily relate to, arise out of or are held in connection with the LPS business.
- In exchange, (i) we will receive shares of LPS common stock, (ii) we will receive one or more notes issued by LPS in the aggregate original principal amount of up to approximately $1.6 billion and (iii) LPS will assume all of our liabilities and obligations, as well as the liabilities and obligations of our subsidiaries and affiliates, required to be paid or performed or otherwise arising under certain agreements or in connection with transferred assets relating to the LPS business.

The Contribution and Distribution Agreement will also provide that we will cause our transfer agent to distribute to our record stockholders all of the shares of LPS common stock as determined by our board of directors in the board action approving the LPS spin-off dividend.

Tax Disaffiliation Agreement. We will enter into the tax disaffiliation agreement with LPS as a condition to completion of the LPS spin-off. The purpose of this agreement is to set out each party's rights and obligations with respect to federal, state, local, and foreign taxes for tax periods before the LPS spin-off and related matters. LPS's subsidiaries currently are members of our consolidated federal tax return. In addition, certain of LPS's subsidiaries are included with our companies in state combined income tax returns. From and after the time of the distribution,

LPS subsidiaries will no longer be included in our consolidated federal income tax return or in any state combined return with any of our subsidiaries, and the tax sharing agreements that LPS and its subsidiaries have entered into in the past with us and our subsidiaries will be terminated. This agreement allocates responsibility between LPS and us for filing tax returns and paying taxes to the appropriate taxing authorities for periods prior to the distribution, subject to the indemnification provisions set forth in the tax disaffiliation agreement, which generally allocate tax costs to the company earning the income giving rise to the tax. This agreement also includes indemnifications for any adjustments to taxes for periods prior to the distribution and any related interest and penalties, and for any taxes and for any adverse consequences that may be imposed on the parties as a result of the distribution, as a result of actions taken by the parties or otherwise.

Employee Matters Agreement. We will enter into an employee matters agreement with LPS to allocate responsibility and liability for certain employee-related matters. LPS employees will continue to participate in certain of our employee benefit plans for an interim period following the LPS spin-off while LPS establishes plans and benefit arrangements for its employees. Under the employee matters agreement, LPS agrees to contribute to those plans (or reimburse us) the portions of the employer contributions and other employer-paid costs under those plans that are attributable to LPS employees. Such costs will include, for example, payment of 401(k) matching contributions for LPS employees and payment of the employer portion of the cost of health, dental, disability and other welfare benefits provided to LPS employees. The services provided by us to LPS under the employee matters agreement will terminate as LPS' plans and benefits are established and made available to its employees, but in any event the agreement will terminate no later than 24 months following the LPS spin-off.

Corporate Services and Administrative Support Agreements. At the time of the LPS spin-off, we will into corporate and transition services agreements with LPS pursuant to which we will provide certain general corporate and other administrative support services to LPS, and LPS will provide to us certain information technology support services, in each case for an interim period not to exceed 24 months. The services to be provided include accounting, finance, legal, payroll, human resources and certain information technology support services. The pricing for the services to be provided by us to LPS, and by LPS to us, under these services agreements will be on a cost-only basis, with LPS in effect reimbursing us, and us reimbursing LPS, for the costs and expenses incurred in providing these corporate services. With certain exceptions, these support agreements continue in effect as to each service covered by the agreements until the party receiving the services notifies the other party, in accordance with the terms and conditions set forth in the agreements and subject to certain limitations, that the service is no longer requested, provided, however, that most of the services terminate 24 months after the completion of the LPS spin-off.

Lease Agreement for FIS. Effective as of the LPS spin off, LPS will be the owner and manager of substantially all of the Jacksonville corporate campus. We will enter into a lease agreement pursuant to which LPS will lease to us certain portions of the Jacksonville headquarters campus for use by our personnel. This lease arrangement will relate solely to office space and will continue for a term to be agreed. Under the lease, in addition to paying base rent, we will be obligated to pay LPS for our share of the reasonable estimated operating expenses for the entire Jacksonville headquarters campus that are in excess of the operating expenses (subject to certain exclusions) applicable to the 2005 base year. In addition, in conjunction with this lease, we will also enter into an agreement with LPS regarding telecommunication services, pursuant to which we will reimburse LPS for our pro rata share of the telecommunications systems costs at the Jacksonville corporate campus, based on the aggregate number of employees that we have at the campus in comparison to the aggregate number of employees that LPS and FNF have at the campus.

Agreements Relating to Corporate Aircraft Use. In connection with the LPS spin-off, we are in discussions with FNF and LPS regarding arrangements for continued access by us, FNF and LPS to the corporate aircraft currently owned by us and by FNF, including personal use by our respective executives. We anticipate that we will enter into a new lease with LPS for LPS's use from time to time of our corporate aircraft. However, FNF is also discussing with LPS the possible assignment or transfer of one of FNF's corporate aircraft to LPS for appropriate consideration. We anticipate that these discussions will be concluded later this year. If FNF transfers or assigns corporate aircraft to LPS, we will enter into an aircraft interchange agreement with LPS on terms similar to the aircraft interchange agreement to be entered into with FNF, so that we will have continued access to LPS corporate aircraft as well.

Third Party Customer Services Support Agreements. So that we and LPS can continue to provide services seamlessly to our respective existing customers, in certain limited circumstances we will enter into service support agreements with LPS pursuant to which we will subcontract with LPS, and LPS will subcontract with us, to provide support services required under our contracts with our respective customers. The term of these agreements will be for the period required to provide uninterrupted service to the customer under the relevant customer contract.

Other Related Person Transactions and Relationships

During 2007, EverBank and its affiliates paid us approximately $4.2 million for certain lender processing services. The services were provided in the ordinary course of business and at our ordinary rates for such services. Robert M. Clements, our director, is the Chairman and Chief Executive Officer of Everbank.

Review, Approval or Ratification of Transactions with Related Persons

Pursuant to our Code of Conduct, our directors and officers are expected to avoid any activity, investment, interest or association that interferes or appears to interfere with their independent exercise of judgment in carrying out an assigned job responsibility, or with our interests as a whole. To protect against such conflicts, our Code of Conduct expressly prohibits the following:

- Our directors and officers may not have any financial interest (other than as a minor shareholder of a publicly traded company), either directly or indirectly, in any of our suppliers, contractors, customers or competitors, or in any business transaction involving us, without the prior written approval of our compliance officer.
- Our directors and officers may not engage in any business transaction on our behalf with a relative by blood or marriage, or with a firm of which that relative is a principal, officer or representative, without the prior written approval of our compliance officer or another appropriate Company officer.
- Our directors and officers may not use Company property or services for their personal benefit unless (i) use of that property and those services has been approved for general employee or public use, or (ii) he or she has obtained our prior approval. Our directors and officers are also expressly prohibited from selling, lending, giving away or otherwise disposing of Company property, regardless of condition or value, without proper authorization.
- Our directors and officers are prohibited from (a) taking for themselves personally business opportunities that conflict with our interests that are discovered through the use of Company property, information or position; (b) using Company property, information, or position for personal gain; and (c) competing with us.

It is our policy to review all relationships and transactions in which we and our directors or executive officers (or their immediate family members) are participants in order to determine whether the director or officer in question has or may have a direct or indirect material interest. A team comprised of our selected staff from the legal, internal audit and human resources departments has responsibility for developing and implementing procedures for reviewing and evaluating any relevant transactions and relationships under our Code of Conduct. We have appointed a compliance officer who performs various ongoing administrative functions in connection with our Code of Conduct and, together with our legal staff, is primarily responsible for developing and implementing procedures to obtain the necessary information from our directors and officers regarding related person transactions. Any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest must be discussed promptly with our compliance officer. The compliance officer, together with our legal staff, then reviews the transaction or relationship, and considers the material terms of the transaction or relationship, including the importance of the transaction or relationship to us, the nature of the related person's interest in the transaction or relationship, whether the transaction or relationship would likely impair the judgment of a director or executive officer to act in our best interest, and any other factors they deem appropriate. After reviewing the facts and circumstances of each transaction, the compliance officer, with assistance from the legal staff, determines whether the director or officer in question has a direct or indirect material interest in the transaction. As required under the SEC rules, transactions with the Company that are determined to be directly or indirectly material to a related person are disclosed in our proxy statement. In addition, the audit committee reviews and approves or ratifies any related person transaction that is required to be disclosed. We expect that any waiver of the provisions of our Code of

Conduct will be infrequent and will be granted by the compliance officer (or other applicable supervising officer) only when justified by unusual circumstances. In addition, any waiver of the provisions of our Code of Conduct with respect to any of our directors or executive officers must be approved by our audit committee and will be promptly disclosed to the extent required by applicable laws or stock exchange listing standards. Any director, officer or employee who has violated our Code of Conduct may be subject to a full range of penalties including oral or written censure, training or re-training, demotion or re-assignment, suspension with or without pay or benefits, or termination of employment.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors to file reports of their ownership, and changes in ownership, of the Company's common stock with the SEC. Executive officers and directors are required by the SEC's regulations to furnish the Company with copies of all forms they file pursuant to Section 16 and the Company is required to report in this Proxy Statement any failure of its directors and executive officers to file by the relevant due date any of these reports during fiscal year 2007. Based solely upon a review of these reports, we believe that during 2007, all of our directors and officers complied with the requirements of Section 16(a), other than Brent B. Bickett, Francis K. Chan, William P. Foley, II, Michael L. Gravelle and Francis R. Sanchez, who each filed one late report due to an administrative error; Daniel T. Scheuble and Eric Swenson, who each filed two late reports due to administrative errors; and Keith W. Hughes and David K. Hunt, who filed seven and six late reports, respectively, due to administrative errors.

SHAREHOLDER PROPOSALS

Any proposal that a shareholder wishes to be considered for inclusion in the Proxy and Proxy Statement relating to the Annual Meeting of Shareholders to be held in 2009 must be received by the Company no later than December 16, 2008. Any other proposal that a shareholder wishes to bring before the 2009 Annual Meeting of Shareholders without inclusion of such proposal in the Company's proxy materials must also be received by the Company no later than December 16, 2008. All proposals must comply with the applicable requirements or conditions established by the SEC and the Company's bylaws, which require, among other things, certain information to be provided in connection with the submission of shareholder proposals. All proposals must be directed to our Corporate Secretary of the Company at 601 Riverside Avenue, Jacksonville, Florida 32204. The persons designated by us as proxies in connection with the 2009 Annual Meeting of Shareholders will have discretionary voting authority with respect to any shareholder proposal for which the Company does not receive timely notice.

OTHER MATTERS

The Company knows of no other matters to be submitted at the meeting. If any other matters properly come before the meeting, the enclosed proxy card confers discretionary authority on the persons named in the enclosed proxy card to vote as they deem appropriate on such matters. It is the intention of the persons named in the enclosed proxy card to vote the shares in accordance with their best judgment.

AVAILABLE INFORMATION

The Company files Annual Reports on Form 10-K with the SEC. A copy of the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (except for certain exhibits thereto), including our audited financial statements and financial statement schedules, may be obtained, free of charge, upon written request by any shareholder to Fidelity National Information Services, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations. Copies of all exhibits to the Annual Report on Form 10-K are available upon a similar request, subject to reimbursing us for our expenses in supplying any exhibit.

By Order of the Board of Directors

Lee A. Kennedy
President and Chief Executive Officer

Dated: April 15, 2008

Annex A

FIDELITY NATIONAL INFORMATION SERVICES, INC.
2008 OMNIBUS INCENTIVE PLAN

Table of Contents

		Page
Article 1. Establishment, Objectives, and Duration		A-1
1.1	Establishment of the Plan	A-1
1.2	Objectives of the Plan	A-1
1.3	Duration of the Plan	A-1
Article 2. Definitions		A-1
2.1	"Award"	A-1
2.2	"Award Agreement"	A-1
2.3	"Beneficial Ownership"	A-1
2.4	"Board"	A-1
2.5	"Change in Control"	A-1
2.6	"Code"	A-2
2.7	"Committee"	A-2
2.8	"Company"	A-2
2.9	"Consultant"	A-2
2.10	"Director"	A-2
2.11	"Dividend Equivalent"	A-2
2.12	"Effective Date"	A-2
2.13	"Employee"	A-2
2.14	"Exchange Act"	A-2
2.15	"Exercise Price"	A-3
2.16	"Fair Market Value"	A-3
2.17	"Freestanding SAR"	A-3
2.18	"Incentive Stock Option" or "ISO"	A-3
2.19	"Nonqualified Stock Option" or "NQSO"	A-3
2.20	"Option"	A-3
2.21	"Other Award"	A-3
2.22	"Participant"	A-3
2.23	"Performance-Based Exception"	A-3
2.24	"Performance Period"	A-3
2.25	"Performance Share"	A-3
2.26	"Performance Unit"	A-3
2.27	"Period of Restriction"	A-3
2.28	"Person"	A-3
2.29	"Replacement Awards"	A-3
2.30	"Restricted Stock"	A-3
2.31	"Restricted Stock Unit"	A-3
2.32	"Share"	A-3
2.33	"Stock Appreciation Right" or "SAR"	A-3
2.34	"Subsidiary"	A-3
2.35	"Tandem SAR"	A-4

		Page
Article 3. Administration		A-4
3.1	The Committee	A-4
3.2	Authority of the Committee	A-4
3.3	Decisions Binding	A-4
Article 4. Shares Subject to the Plan; Individual Limits; and Anti-Dilution Adjustments		A-4
4.1	Number of Shares Available for Grants	A-4
4.2	Individual Limits	A-5
4.3	Adjustments in Authorized Shares and Awards	A-5
Article 5. Eligibility and Participation		A-5
5.1	Eligibility	A-5
5.2	Actual Participation	A-5
Article 6. Options		A-6
6.1	Grant of Options	A-6
6.2	Award Agreement	A-6
6.3	Exercise Price	A-6
6.4	Duration of Options	A-6
6.5	Exercise of Options	A-6
6.6	Payment	A-6
6.7	Restrictions on Share Transferability	A-6
6.8	Dividend Equivalents	A-6
6.9	Termination of Employment or Service	A-6
6.10	Nontransferability of Options	A-7
Article 7. Stock Appreciation Rights		A-7
7.1	Grant of SARs	A-7
7.2	Exercise of Tandem SARs	A-7
7.3	Exercise of Freestanding SARs	A-7
7.4	Award Agreement	A-7
7.5	Term of SARs	A-7
7.6	Payment of SAR Amount	A-7
7.7	Dividend Equivalents	A-7
7.8	Termination of Employment or Service	A-8
7.9	Nontransferability of SARs	A-8
Article 8. Restricted Stock		A-8
8.1	Grant of Restricted Stock	A-8
8.2	Award Agreement	A-8
8.3	Other Restrictions	A-8
8.4	Removal of Restrictions	A-8
8.5	Voting Rights	A-8
8.6	Dividends and Other Distributions	A-8
8.7	Termination of Employment or Service	A-8
8.8	Nontransferability of Restricted Stock	A-9

		Page
Article 9. Restricted Stock Units and Performance Shares		A-9
9.1	Grant of Restricted Stock Units/Performance Shares	A-9
9.2	Award Agreement	A-9
9.3	Form and Timing of Payment	A-9
9.4	Voting Rights	A-9
9.5	Dividend Equivalents	A-9
9.6	Termination of Employment or Service	A-9
9.7	Nontransferability	A-9
Article 10. Performance Units		A-9
10.1	Grant of Performance Units	A-9
10.2	Award Agreement	A-9
10.3	Value of Performance Units	A-10
10.4	Form and Timing of Payment	A-10
10.5	Dividend Equivalents	A-10
10.6	Termination of Employment or Service	A-10
10.7	Nontransferability	A-10
Article 11. Other Awards		A-10
11.1	Grant of Other Awards	A-10
11.2	Payment of Other Awards	A-10
11.3	Termination of Employment or Service	A-10
11.4	Nontransferability	A-10
Article 12. Replacement Awards		A-10
Article 13. Performance Measures		A-11
Article 14. Beneficiary Designation		A-11
Article 15. Deferrals		A-11
Article 16. Rights of Participants		A-12
16.1	Continued Service	A-12
16.2	Participation	A-12
Article 17. Change in Control		A-12
Article 18. Additional Forfeiture Provisions		A-12
Article 19. Amendment, Modification, and Termination		A-12
19.1	Amendment, Modification, and Termination	A-12
19.2	Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events	A-12
19.3	Awards Previously Granted	A-13
19.4	Compliance with the Performance-Based Exception	A-13
Article 20. Withholding		A-13
20.1	Tax Withholding	A-13
20.2	Use of Shares to Satisfy Withholding Obligation	A-13
Article 21. Indemnification		A-13
Article 22. Successors		A-14

	Page
Article 23. Legal Construction	A-14
23.1 Gender, Number and References	A-14
23.2 Severability	A-14
23.3 Requirements of Law	A-14
23.4 Governing Law	A-14
23.5 Non-Exclusive Plan	A-14
23.6 Code Section 409A Compliance	A-14

Fidelity National Information Services, Inc.

2008 Omnibus Incentive Plan

Article 1. Establishment, Objectives, and Duration

1.1 *Establishment of the Plan.* Fidelity National Information Services, Inc., a Georgia corporation, hereby establishes an incentive compensation plan to be known as the "Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan" (hereinafter referred to as the "Plan"). The Plan permits the granting of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units and Other Awards.

The Plan will become effective on May 29, 2008 (the "Effective Date") if it is approved by the Company's stockholders at the Company's 2008 annual stockholders meeting. The Plan shall remain in effect as provided in Section 1.3 hereof.

1.2 *Objectives of the Plan.* The objectives of the Plan are to optimize the profitability and growth of the Company through incentives that are consistent with the Company's goals and that link the personal interests of Participants to those of the Company's stockholders.

The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract and retain the services of Participants who make or are expected to make significant contributions to the Company's success and to allow Participants to share in the success of the Company.

1.3 *Duration of the Plan.* No Award may be granted under the Plan after the day immediately preceding the tenth anniversary of the Effective Date, or such earlier date as the Board shall determine. The Plan will remain in effect with respect to outstanding Awards until no Awards remain outstanding.

Article 2. Definitions

The following terms, when capitalized, shall have the meanings set forth below:

2.1 *"Award"* means, individually or collectively, Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, and Other Awards granted under the Plan.

2.2 *"Award Agreement"* means an agreement entered into by the Company and a Participant setting forth the terms and provisions applicable to an Award.

2.3 *"Beneficial Ownership"* shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

2.4 *"Board"* means the Board of Directors of the Company.

2.5 *"Change in Control"* means that the conditions set forth in any one of the following subsections shall have been satisfied:

(a) an acquisition immediately after which any Person possesses direct or indirect Beneficial Ownership of 25% or more of either the then outstanding shares of Company common stock (the "Outstanding Company Common Stock") or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided that the following acquisitions shall be excluded: (i) any acquisition directly from the Company, other than an acquisition by virtue of the exercise of a conversion privilege unless the security being so converted was itself acquired directly from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or a Subsidiary, or (iv) any acquisition pursuant to a transaction that complies with paragraphs (i), (ii) and (iii) of subsection (c) of this Section 2.5; or

(b) during any period of two consecutive years, the individuals who, as of the beginning of such period, constitute the Board (such Board shall be hereinafter referred to as the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided that for purposes of this Section 2.5, any individual who becomes a member of the Board subsequent to the beginning of such period and whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least two-thirds of those individuals who are members of the Board and who were also members of the Incumbent Board (or deemed to be such pursuant to this proviso) shall be considered as though such individual were a member of the Incumbent Board; provided, further, that any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board shall not be so considered as a member of the Incumbent Board; or

(c) consummation of a reorganization, merger, share exchange, consolidation or sale or other disposition of all or substantially all of the assets of the Company ("Corporate Transaction"); excluding, however, such a Corporate Transaction pursuant to which:

(i) all or substantially all of the individuals and entities who have Beneficial Ownership, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Corporate Transaction will have Beneficial Ownership, directly or indirectly, of more than 50% of, respectively, the outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Corporate Transaction (including, without limitation, the Company or a corporation that as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) (the "Resulting Corporation") in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be;

(ii) no Person (other than (1) the Company, (2) an employee benefit plan (or related trust) sponsored or maintained by the Company or Resulting Corporation, or (3) any entity controlled by the Company or Resulting Corporation) will have Beneficial Ownership, directly or indirectly, of 25% or more of, respectively, the outstanding shares of common stock of the Resulting Corporation or the combined voting power of the outstanding voting securities of the Resulting Corporation entitled to vote generally in the election of directors, except to the extent that such ownership existed prior to the Corporate Transaction; and

(iii) individuals who were members of the Incumbent Board will continue to constitute at least a majority of the members of the board of directors of the Resulting Corporation; or

the approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

2.6 "*Code*" means the Internal Revenue Code of 1986, as amended from time to time.

2.7 "*Committee*" means the entity, as specified in Section 3.1, authorized to administer the Plan.

2.8 "*Company*" means Fidelity National Information Services, Inc., a Delaware corporation formerly known as Fidelity National Title Group, Inc., and any successor thereto.

2.9 "*Consultant*" means any consultant or advisor to the Company or a Subsidiary.

2.10 "*Director*" means any individual who is a member of the Board of Directors of the Company or a Subsidiary.

2.11 "*Dividend Equivalent*" means, with respect to Shares subject to an Award, a right to be paid an amount equal to the dividends declared and paid on an equal number of outstanding Shares.

2.12 "*Effective Date*" shall have the meaning ascribed to such term in Section 1.1 hereof.

2.13 "*Employee*" means any employee of the Company or a Subsidiary.

2.14 "*Exchange Act*" means the Securities Exchange Act of 1934, as amended from time to time.

2.15 "*Exercise Price*" means the price at which a Share may be purchased by a Participant pursuant to an Option.

2.16 "*Fair Market Value*" means the fair market value of a Share as determined in good faith by the Committee or pursuant to a procedure specified in good faith by the Committee; provided, however, that if the Committee has not specified otherwise, Fair Market Value shall mean the closing price of a Share as reported in a consolidated transaction reporting system on the date of valuation, or, if there was no such sale on the relevant date, then on the last previous day on which a sale was reported.

2.17 "*Freestanding SAR*" means an SAR that is granted independently of any Options, as described in Article 7 herein.

2.18 "*Incentive Stock Option*" or "*ISO*" means an Option that is intended to meet the requirements of Code Section 422.

2.19 "*Nonqualified Stock Option*" or "*NQSO*" means an Option that is not intended to meet the requirements of Code Section 422.

2.20 "*Option*" means an Incentive Stock Option or a Nonqualified Stock Option granted under the Plan, as described in Article 6 herein.

2.21 "*Other Award*" means a cash, Share-based or Share-related Award (other than an Award described in Article 6, 7, 8, 9 or 10 of the Plan) that is granted pursuant to Article 11 herein.

2.22 "*Participant*" means a current or former Employee, Director or Consultant who has rights relating to an outstanding Award.

2.23 "*Performance-Based Exception*" means the performance-based exception from the tax deductibility limitations of Code Section 162(m).

2.24 "*Performance Period*" means the period during which a performance measure must be met.

2.25 "*Performance Share*" means an Award granted to a Participant, as described in Article 9 herein.

2.26 "*Performance Unit*" means an Award granted to a Participant, as described in Article 10 herein.

2.27 "*Period of Restriction*" means the period Restricted Stock or Restricted Stock Units are subject to a substantial risk of forfeiture and are not transferable, as provided in Articles 8 and 9 herein.

2.28 "*Person*" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof.

2.29 "*Replacement Awards*" means Awards issued in substitution of awards granted under equity-based incentive plans sponsored or maintained by an entity with which the Company engages in a merger, acquisition or other business transaction, pursuant to which awards relating to interests in such entity (or a related entity) are outstanding immediately prior to such merger, acquisition or other business transaction. For all purposes hereunder, Replacement Awards shall be deemed Awards.

2.30 "*Restricted Stock*" means an Award granted to a Participant, as described in Article 8 herein.

2.31 "*Restricted Stock Unit*" means an Award granted to a Participant, as described in Article 9 herein.

2.32 "*Share*" means a share of Class A common stock of the Company, par value $0.0001 per share, subject to adjustment pursuant to Section 4.3 hereof.

2.33 "*Stock Appreciation Right*" or "*SAR*" means an Award granted to a Participant, either alone or in connection with a related Option, as described in Article 7 herein.

2.34 "*Subsidiary*" means any corporation in which the Company owns, directly or indirectly, at least fifty percent (50%) of the total combined voting power of all classes of stock, or any other entity (including, but not limited to, partnerships and joint ventures) in which the Company owns, directly or indirectly, at least fifty percent (50%) of the combined equity thereof. Notwithstanding the foregoing, for purposes of determining whether any individual may be a Participant for purposes of any grant of Incentive Stock Options, "Subsidiary" shall have the meaning ascribed to such term in Code Section 424(f).

2.35 "*Tandem SAR*" means an SAR that is granted in connection with a related Option, as described in Article 7 herein.

Article 3. Administration

3.1 *The Committee.* The Plan shall be administered by the Compensation Committee of the Board or such other committee as the Board shall select (the "Committee"). The members of the Committee shall be appointed from time to time by, and shall serve at the discretion of, the Board.

3.2 *Authority of the Committee.* Except as limited by law or by the Certificate of Incorporation or Bylaws of the Company, and subject to the provisions herein, the Committee shall have full power to select the Employees, Directors and Consultants who shall participate in the Plan; determine the sizes and types of Awards; determine the terms and conditions of Awards in a manner consistent with the Plan; construe and interpret the Plan and any Award Agreement or other agreement or instrument entered into in connection with the Plan; establish, amend, or waive rules and regulations for the Plan's administration; and, subject to the provisions of Section 19.3 herein, amend the terms and conditions of any outstanding Award and Award Agreement. Further, the Committee shall make all other determinations that may be necessary or advisable for the administration of the Plan. As permitted by law, the Committee may delegate its authority as identified herein.

3.3 *Decisions Binding.* All determinations and decisions made by the Committee pursuant to the provisions of the Plan and all related orders and resolutions of the Board shall be final, conclusive and binding on all persons, including the Company, its Subsidiaries, its stockholders, Directors, Employees, Consultants and their estates and beneficiaries and any transferee of an Award.

Article 4. Shares Subject to the Plan; Individual Limits; and Anti-Dilution Adjustments

4.1 *Number of Shares Available for Grants.*

(a) Subject to adjustment as provided in Section 4.3 herein, the maximum number of Shares that may be delivered pursuant to Awards under the Plan shall be 11,200,000 (which amount includes 10,500,000 newly authorized shares and 700,000 Shares previously authorized under the Certegy Inc. Stock Incentive Plan (the "Certegy Plan") which have not been granted), provided that:

(i) Shares that are potentially deliverable under an Award granted under the Plan or under the amended and restated Certegy Inc. Stock Incentive Plan that is canceled, forfeited, settled in cash, expires or is otherwise terminated without delivery of such Shares shall not be counted as having been delivered under the Plan.

(ii) Shares that have been issued in connection with an Award of Restricted Stock that is canceled or forfeited prior to vesting or settled in cash, causing the Shares to be returned to the Company, shall not be counted as having been delivered under the Plan.

If Shares are returned to the Company in satisfaction of taxes relating to Restricted Stock, in connection with a cash out of Restricted Stock (but excluding upon forfeiture of Restricted Stock) or in connection with the tendering of Shares by a Participant in satisfaction of the Exercise Price or taxes relating to an Award, such issued Shares shall not become available again under the Plan. Each SAR issued under the Plan will be counted as one share issued under the Plan without regard to the number of Shares issued to the Participant upon exercise of such SAR.

Shares delivered pursuant to the Plan may be authorized but unissued Shares, treasury Shares or Shares purchased on the open market.

(b) Subject to adjustment as provided in Section 4.3 herein, 6,000,000 Shares may be delivered in connection with "full value Awards," meaning Awards other than Options, SARs, or Other Awards for which the Participant pays the grant date intrinsic value.

(c) Notwithstanding the foregoing, for purposes of determining the number of Shares available for grant as Incentive Stock Options, only Shares that are subject to an Award that expires or is cancelled, forfeited or settled in cash shall be treated as not having been issued under the Plan.

4.2 *Individual Limits.* Subject to adjustment as provided in Section 4.3 herein, the following rules shall apply with respect to Awards and any related dividends or Dividend Equivalents intended to qualify for the Performance-Based Exception:

(a) *Options:* The maximum aggregate number of Shares with respect to which Options may be granted in any one fiscal year to any one Participant shall be 4,000,000 Shares.

(b) *SARs:* The maximum aggregate number of Shares with respect to which Stock Appreciation Rights may be granted in any one fiscal year to any one Participant shall be 4,000,000 Shares.

(c) *Restricted Stock:* The maximum aggregate number of Shares of Restricted Stock that may be granted in any one fiscal year to any one Participant shall be 2,000,000 Shares.

(d) *Restricted Stock Units:* The maximum aggregate number of Shares with respect to which Restricted Stock Units may be granted in any one fiscal year to any one Participant shall be 2,000,000 Shares.

(e) *Performance Shares:* The maximum aggregate number of Shares with respect to which Performance Shares may be granted in any one fiscal year to any one Participant shall be 2,000,000 Shares.

(f) *Performance Units:* The maximum aggregate compensation that can be paid pursuant to Performance Units awarded in any one fiscal year to any one Participant shall be $25,000,000 or a number of Shares having an aggregate Fair Market Value not in excess of such amount.

(g) *Other Awards:* The maximum aggregate compensation that can be paid pursuant to Other Awards awarded in any one fiscal year to any one Participant shall be $25,000,000 or a number of Shares having an aggregate Fair Market Value not in excess of such amount.

(h) *Dividends and Dividend Equivalents:* The maximum dividend or Dividend Equivalent that may be paid in any one fiscal year to any one Participant shall be $25,000,000.

4.3 *Adjustments in Authorized Shares and Awards.* In the event of any equity restructuring (within the meaning of Financial Accounting Standards No. 123R), such as a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, the Committee shall cause an equitable adjustment to be made (i) in the number and kind of Shares that may be delivered under the Plan under Section 4.1 hereof, (ii) in the individual limitations set forth in Section 4.2 hereof and (iii) with respect to outstanding Awards, in the number and kind of Shares subject to outstanding Awards, the Exercise Price, grant price or other price of Shares subject to outstanding Awards, any performance conditions relating to Shares, the market price of Shares, or per-Share results, and other terms and conditions of outstanding Awards, in the case of (i), (ii) and (iii) to prevent dilution or enlargement of rights. In the event of any other change in corporate capitalization, such as a merger, consolidation or liquidation, the Committee may, in its sole discretion, cause an equitable adjustment as described in the foregoing sentence to be made, to prevent dilution or enlargement of rights. The number of Shares subject to any Award shall always be rounded down to a whole number when adjustments are made pursuant to this Section 4.3. Adjustments made by the Committee pursuant to this Section 4.3 shall be final, binding and conclusive.

Article 5. Eligibility and Participation

5.1 *Eligibility.* Persons eligible to participate in the Plan include all Employees, Directors and Consultants.

5.2 *Actual Participation.* Subject to the provisions of the Plan, the Committee may, from time to time, select from all eligible Employees, Directors and Consultants, those to whom Awards shall be granted and shall determine the nature and amount of each Award.

Article 6. Options

6.1 *Grant of Options.* Subject to the terms and provisions of the Plan, Options may be granted to Participants in such amounts, upon such terms, and at such times as the Committee shall determine.

6.2 *Award Agreement.* Each Option grant shall be evidenced by an Award Agreement that shall specify the Exercise Price, the duration of the Option, the number of Shares to which the Option pertains, and such other provisions as the Committee shall determine. The Award Agreement also shall specify whether the Option is intended to be an ISO or an NQSO. Options that are intended to be ISOs shall be subject to the limitations set forth in Code Section 422.

6.3 *Exercise Price.* The Exercise Price for each grant of an Option under the Plan shall be at least equal to one hundred percent (100%) of the Fair Market Value of a Share on the date the Option is granted; provided, however, that this restriction shall not apply to Replacement Awards or Awards that are adjusted pursuant to Section 4.3 herein. No ISO granted to a Participant who, at the time the ISO is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Subsidiary shall have an Exercise Price that is less than one hundred ten percent (110%) of the Fair Market Value of a Share on the date the ISO is granted.

6.4 *Duration of Options.* Each Option granted to a Participant shall expire at such time as the Committee shall determine at the time of grant; provided, however, that no Option shall be exercisable later than the tenth (10th) anniversary date of its grant. No ISO granted to a Participant who, at the time the ISO is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Subsidiary shall be exercisable later than the fifth (5th) anniversary of the date of its grant.

6.5 *Exercise of Options.* Options granted under this Article 6 shall be exercisable at such times and be subject to such restrictions and conditions as set forth in the Award Agreement and as the Committee shall in each instance approve, which need not be the same for each grant or for each Participant.

6.6 *Payment.* Options granted under this Article 6 shall be exercised by the delivery of a written notice of exercise to the Company, setting forth the number of Shares with respect to which the Option is to be exercised and specifying the method of payment of the Exercise Price.

The Exercise Price of an Option shall be payable to the Company in full: (a) in cash or its equivalent, (b) by tendering Shares or directing the Company to withhold Shares from the Option having an aggregate Fair Market Value at the time of exercise equal to the Exercise Price, (c) by broker-assisted cashless exercise, (d) in any other manner then permitted by the Committee, or (e) by a combination of any of the permitted methods of payment. The Committee may limit any method of payment, other than that specified under (a), for administrative convenience, to comply with applicable law, or for any other reason.

6.7 *Restrictions on Share Transferability.* The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option granted under this Article 6 as it may deem advisable, including, without limitation, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, and under any blue sky or state securities laws applicable to such Shares.

6.8 *Dividend Equivalents.* At the discretion of the Committee, an Award of Options may provide the Participant with the right to receive Dividend Equivalents, which may be paid currently or credited to an account for the Participant, and may be settled in cash and/or Shares, as determined by the Committee in its sole discretion, subject in each case to such terms and conditions as the Committee shall establish.

6.9 *Termination of Employment or Service.* Each Participant's Option Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the Option following termination of the Participant's employment or, if the Participant is a Director or Consultant, service with the Company and/or a Subsidiary, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Options, and may reflect distinctions based on the reasons for termination of employment or service.

6.10 *Nontransferability of Options.*

(a) *Incentive Stock Options.* ISOs may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, and shall be exercisable during a Participant's lifetime only by such Participant.

(b) *Nonqualified Stock Options.* NQSOs may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, and shall be exercisable during a Participant's lifetime only by such Participant. NQSOs may not be transferred for value or consideration.

Article 7. Stock Appreciation Rights

7.1 *Grant of SARs.* Subject to the terms and provisions of the Plan, SARs may be granted to Participants in such amounts, upon such terms, and at such times as the Committee shall determine. The Committee may grant Freestanding SARs, Tandem SARs, or any combination of these forms of SAR.

The Committee shall have complete discretion in determining the number of SARs granted to each Participant (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such SARs.

The grant price of a Freestanding SAR shall at least equal the Fair Market Value of a Share on the date of grant of the SAR, and the grant price of a Tandem SAR shall equal the Exercise Price of the related Option; provided, however, that this restriction shall not apply to Replacement Awards or Awards that are adjusted pursuant to Section 4.3 herein.

7.2 *Exercise of Tandem SARs.* A Tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable. To the extent exercisable, Tandem SARs may be exercised for all or part of the Shares subject to the related Option. The exercise of all or part of a Tandem SAR shall result in the forfeiture of the right to purchase a number of Shares under the related Option equal to the number of Shares with respect to which the SAR is exercised. Conversely, upon exercise of all or part of an Option with respect to which a Tandem SAR has been granted, an equivalent portion of the Tandem SAR shall similarly be forfeited.

Notwithstanding any other provision of the Plan to the contrary, with respect to a Tandem SAR granted in connection with an ISO: (i) the Tandem SAR will expire no later than the expiration of the underlying ISO; (ii) the value of the payout with respect to the Tandem SAR may be for no more than one hundred percent (100%) of the difference between the Exercise Price of the underlying ISO and the Fair Market Value of the Shares subject to the underlying ISO at the time the Tandem SAR is exercised; and (iii) the Tandem SAR may be exercised only when the Fair Market Value of the Shares subject to the ISO exceeds the Exercise Price of the ISO.

7.3 *Exercise of Freestanding SARs.* Freestanding SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes upon them and sets forth in the Award Agreement.

7.4 *Award Agreement.* Each SAR grant shall be evidenced by an Award Agreement that shall specify the grant price, the term of the SAR, and such other provisions as the Committee shall determine.

7.5 *Term of SARs.* The term of an SAR granted under the Plan shall be determined by the Committee, in its sole discretion; provided, however, that such term shall not exceed ten (10) years.

7.6 *Payment of SAR Amount.* Upon exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(a) the difference between the Fair Market Value of a Share on the date of exercise over the grant price; by

(b) the number of Shares with respect to which the SAR is exercised.

At the discretion of the Committee, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

7.7 *Dividend Equivalents.* At the discretion of the Committee, an Award of SARs may provide the Participant with the right to receive Dividend Equivalents, which may be paid currently or credited to an account for the Participant, and may be settled in cash and/or Shares, as determined by the Committee in its sole discretion, subject in each case to such terms and conditions as the Committee shall establish.

7.8 *Termination of Employment or Service.* Each SAR Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the SAR following termination of the Participant's employment or, if the Participant is a Director or Consultant, service with the Company and/or a Subsidiary, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all SARs, and may reflect distinctions based on the reasons for termination of employment or service.

7.9 *Nontransferability of SARs.* SARs may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, and shall be exercisable during a Participant's lifetime only by such Participant. SARs may not be transferred for value or consideration.

Article 8. Restricted Stock

8.1 *Grant of Restricted Stock.* Subject to the terms and provisions of the Plan, Restricted Stock may be granted to Participants in such amounts, upon such terms, and at such times as the Committee shall determine.

8.2 *Award Agreement.* Each Restricted Stock grant shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction and, if applicable, Performance Period(s), the number of Shares of Restricted Stock granted, and such other provisions as the Committee shall determine.

8.3 *Other Restrictions.* The Committee shall impose such other conditions and/or restrictions on any Shares of Restricted Stock granted pursuant to the Plan as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock, a requirement that the issuance of Shares of Restricted Stock be delayed, restrictions based upon the achievement of specific performance goals, time-based restrictions on vesting following the attainment of the performance goals, time-based restrictions, and/or restrictions under applicable laws or under the requirements of any stock exchange or market upon which such Shares are listed or traded, or holding requirements or sale restrictions placed on the Shares by the Company upon vesting of such Restricted Stock. The Company may retain in its custody any certificate evidencing the Shares of Restricted Stock and place thereon a legend and institute stop-transfer orders on such Shares, and the Participant shall be obligated to sign any stock power requested by the Company relating to the Shares to give effect to the forfeiture provisions of the Restricted Stock.

8.4 *Removal of Restrictions.* Subject to applicable laws, Restricted Stock shall become freely transferable by the Participant after the last day of the Period of Restriction applicable thereto. Once Restricted Stock is released from the restrictions, the Participant shall be entitled to receive a certificate evidencing the Shares.

8.5 *Voting Rights.* Unless otherwise determined by the Committee and set forth in a Participant's Award Agreement, to the extent permitted or required by law, as determined by the Committee, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares during the Period of Restriction.

8.6 *Dividends and Other Distributions.* Except as otherwise provided in a Participant's Award Agreement, during the Period of Restriction, Participants holding Shares of Restricted Stock shall receive all regular cash dividends paid with respect to all Shares while they are so held, and, except as otherwise determined by the Committee, all other distributions paid with respect to such Restricted Stock shall be credited to Participants subject to the same restrictions on transferability and forfeitability as the Restricted Stock with respect to which they were paid and paid at such time following full vesting as are paid the Shares of Restricted Stock with respect to which such distributions were made.

8.7 *Termination of Employment or Service.* Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain unvested Restricted Stock following termination of the Participant's employment or, if the Participant is a Director or Consultant, service with the Company and/or a Subsidiary, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Awards of Restricted Stock, and may reflect distinctions based on the reasons for termination of employment or service.

8.8 *Nontransferability of Restricted Stock.* Except as otherwise determined by the Committee, during the applicable Period of Restriction, a Participant's Restricted Stock and rights relating thereto shall be available during the Participant's lifetime only to such Participant, and such Restricted Stock and related rights may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated other than by will or by the laws of descent and distribution.

Article 9. Restricted Stock Units and Performance Shares

9.1 *Grant of Restricted Stock Units/Performance Shares.* Subject to the terms and provisions of the Plan, Restricted Stock Units and Performance Shares may be granted to Participants in such amounts, upon such terms, and at such times as the Committee shall determine.

9.2 *Award Agreement.* Each grant of Restricted Stock Units or Performance Shares shall be evidenced by an Award Agreement that shall specify the applicable Period(s) of Restriction and/or Performance Period(s) (as the case may be), the number of Restricted Stock Units or Performance Shares granted, and such other provisions as the Committee shall determine. The initial value of a Restricted Stock Unit or Performance Share shall be at least equal to the Fair Market Value of a Share on the date of grant; provided, however, that this restriction shall not apply to Replacement Awards or Awards that are adjusted pursuant to Section 4.3 herein.

9.3 *Form and Timing of Payment.* Except as otherwise provided in Article 17 herein or a Participant's Award Agreement, payment of Restricted Stock Units or Performance Shares shall be made at a specified settlement date that shall not be earlier than the last day of the Period of Restriction or Performance Period, as the case may be. The Committee, in its sole discretion, may pay earned Restricted Stock Units and Performance Shares by delivery of Shares or by payment in cash of an amount equal to the Fair Market Value of such Shares (or a combination thereof). The Committee may provide that settlement of Restricted Stock Units or Performance Shares shall be deferred, on a mandatory basis or at the election of the Participant.

9.4 *Voting Rights.* A Participant shall have no voting rights with respect to any Restricted Stock Units or Performance Shares granted hereunder; provided, however, that the Committee may deposit Shares potentially deliverable in connection with Restricted Stock Units or Performance Shares in a rabbi trust, in which case the Committee may provide for pass through voting rights with respect to such deposited Shares.

9.5 *Dividend Equivalents.* At the discretion of the Committee, an Award of Restricted Stock Units or Performance Shares may provide the Participant with the right to receive Dividend Equivalents, which may be paid currently or credited to an account for the Participant, and may be settled in cash and/or Shares, as determined by the Committee in its sole discretion, subject in each case to such terms and conditions as the Committee shall establish.

9.6 *Termination of Employment or Service.* Each Award Agreement shall set forth the extent to which the Participant shall have the right to receive a payout with respect to an Award of Restricted Stock Units or Performance Shares following termination of the Participant's employment or, if the Participant is a Director or Consultant, service with the Company and/or a Subsidiary, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Restricted Stock Units or Performance Shares, and may reflect distinctions based on the reasons for termination of employment or service.

9.7 *Nontransferability.* Except as otherwise determined by the Committee, Restricted Stock Units and Performance Shares and rights relating thereto may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.

Article 10. Performance Units

10.1 *Grant of Performance Units.* Subject to the terms and conditions of the Plan, Performance Units may be granted to Participants in such amounts, upon such terms, and at such times as the Committee shall determine.

10.2 *Award Agreement.* Each grant of Performance Units shall be evidenced by an Award Agreement that shall specify the number of Performance Units granted, the Performance Period(s), the performance goals and such other provisions as the Committee shall determine.

10.3 *Value of Performance Units.* The Committee shall set performance goals in its discretion that, depending on the extent to which they are met, will determine the number and/or value of Performance Units that will be paid out to the Participants.

10.4 *Form and Timing of Payment.* Except as otherwise provided in Article 17 herein or a Participant's Award Agreement, payment of earned Performance Units shall be made following the close of the applicable Performance Period. The Committee, in its sole discretion, may pay earned Performance Units in cash or in Shares that have an aggregate Fair Market Value equal to the value of the earned Performance Units (or a combination thereof). The Committee may provide that settlement of Performance Units shall be deferred, on a mandatory basis or at the election of the Participant.

10.5 *Dividend Equivalents.* At the discretion of the Committee, an Award of Performance Units may provide the Participant with the right to receive Dividend Equivalents, which may be paid currently or credited to an account for the Participant, and may be settled in cash and/or Shares, as determined by the Committee in its sole discretion, subject in each case to such terms and conditions as the Committee shall establish.

10.6 *Termination of Employment or Service.* Each Award Agreement shall set forth the extent to which the Participant shall have the right to receive a payout with respect to an Award of Performance Units following termination of the Participant's employment or, if the Participant is a Director or Consultant, service with the Company and/or a Subsidiary, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, need not be uniform among all Performance Units and may reflect distinctions based on reasons for termination of employment or service.

10.7 *Nontransferability.* Except as otherwise determined by the Committee, Performance Units and rights relating thereto may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.

Article 11. Other Awards

11.1 *Grant of Other Awards.* Subject to the terms and conditions of the Plan, Other Awards may be granted to Participants in such amounts, upon such terms, and at such times as the Committee shall determine. Types of Other Awards that may be granted pursuant to this Article 11 include, without limitation, the payment of cash or Shares based on attainment of performance goals established by the Committee, the payment of Shares as a bonus or in lieu of cash based on attainment of performance goals established by the Committee, and the payment of Shares in lieu of cash under other Company incentive or bonus programs.

11.2 *Payment of Other Awards.* Payment under or settlement of any such Awards shall be made in such manner and at such times as the Committee may determine.

11.3 *Termination of Employment or Service.* The Committee shall determine the extent to which the Participant shall have the right to receive Other Awards following termination of the Participant's employment or, if the Participant is a Director or Consultant, service with the Company and/or a Subsidiary, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, may be included in an agreement entered into with each Participant, but need not be uniform among all Other Awards, and may reflect distinctions based on the reasons for termination of employment or service.

11.4 *Nontransferability.* Except as otherwise determined by the Committee, Other Awards and rights relating thereto may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution.

Article 12. Replacement Awards

Each Replacement Award shall have substantially the same terms and conditions (as determined by the Committee) as the award it replaces; provided, however, that the number of Shares subject to Replacement Awards, the Exercise Price, grant price or other price of Shares subject to Replacement Awards, any performance conditions relating to Shares underlying Replacement Awards, or the market price of Shares underlying Replacement Awards or per-Share results may differ from the awards they replace to the extent such differences are determined to be appropriate and equitable by the Committee, in its sole discretion.

Article 13. Performance Measures

The Committee may specify that the attainment of one or more of the performance measures set forth in this Article 13 shall determine the degree of granting, vesting and/or payout with respect to Awards (including any related dividends or Dividend Equivalents) that the Committee intends will qualify for the Performance-Based Exception. The performance goals to be used for such Awards shall be chosen from among the following performance measure(s): earnings per share, economic value created, market share (actual or targeted growth), net income (before or after taxes), operating income, adjusted net income after capital charge, return on assets (actual or targeted growth), return on capital (actual or targeted growth), return on equity (actual or targeted growth), return on investment (actual or targeted growth), revenue (actual or targeted growth), cash flow, operating margin, share price, share price growth, total stockholder return, and strategic business criteria consisting of one or more objectives based on meeting specified market penetration goals, productivity measures, geographic business expansion goals, cost targets, customer satisfaction or employee satisfaction goals, goals relating to merger synergies, management of employment practices and employee benefits, or supervision of litigation and information technology, and goals relating to acquisitions or divestitures of Subsidiaries and/or other affiliates or joint ventures. The targeted level or levels of performance with respect to such performance measures may be established at such levels and on such terms as the Committee may determine, in its discretion, including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies. Awards (including any related dividends or Dividend Equivalents) that are not intended to qualify for the Performance-Based Exception may be based on these or such other performance measures as the Committee may determine.

Achievement of performance goals in respect of Awards intended to qualify under the Performance-Based Exception shall be measured over a Performance Period, and the goals shall be established not later than ninety (90) days after the beginning of the Performance Period or, if less than (90) days, the number of days that is equal to twenty-five percent (25%) of the relevant Performance Period applicable to the Award. The Committee shall have the discretion to adjust the determinations of the degree of attainment of the pre-established performance goals; provided, however, that Awards that are designed to qualify for the Performance-Based Exception may not be adjusted upward (the Committee may, in its discretion, adjust such Awards downward).

Article 14. Beneficiary Designation

Each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing during the Participant's lifetime with the Committee. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate.

Article 15. Deferrals

If permitted by the Committee, a Participant may defer receipt of amounts that would otherwise be provided to such Participant with respect to an Award, including Shares deliverable upon exercise of an Option or SAR or upon payout of any other Award. If permitted, such deferral (and the required deferral election) shall be made in accordance with, and shall be subject to, the terms and conditions of the applicable nonqualified deferred compensation plan, agreement or arrangement under which such deferral is made and such other terms and conditions as the Committee may prescribe.

Article 16. Rights of Participants

16.1 *Continued Service.* Nothing in the Plan shall:

(a) interfere with or limit in any way the right of the Company or a Subsidiary to terminate any Participant's employment or service at any time,

(b) confer upon any Participant any right to continue in the employ or service of the Company or a Subsidiary, nor

(c) confer on any Director any right to continue to serve on the Board of Directors of the Company or a Subsidiary.

16.2 *Participation.* No Employee, Director or Consultant shall have the right to be selected to receive an Award under the Plan, or, having been so selected, to be selected to receive future Awards.

Article 17. Change in Control

Except as otherwise provided in a Participant's Award Agreement, upon the occurrence of a Change in Control, unless otherwise specifically prohibited under applicable laws, or by the rules and regulations of any governing governmental agencies or national securities exchanges:

(a) any and all outstanding Options and SARs granted hereunder shall become immediately exercisable; provided, however, that the Committee may instead provide that such Awards shall be automatically cashed out upon a Change in Control;

(b) any Period of Restriction or other restriction imposed on Restricted Stock, Restricted Stock Units and Other Awards shall lapse; and

(c) any and all Performance Shares, Performance Units and other Awards (if performance-based) shall be deemed earned at the target level (or if no target level is specified, the maximum level) with respect to all open Performance Periods.

Article 18. Additional Forfeiture Provisions

The Committee may condition a Participant's right to receive a grant of an Award, to vest in the Award, to exercise the Award, to retain cash, Shares, other Awards, or other property acquired in connection with the Award, or to retain the profit or gain realized by the Participant in connection with the Award, including cash or other proceeds received upon sale of Shares acquired in connection with an Award, upon compliance by the Participant with specified conditions relating to non-competition, confidentiality of information relating to or possessed by the Company, non-solicitation of customers, suppliers, and employees of the Company, cooperation in litigation, non-disparagement of the Company and its officers, directors and affiliates, and other restrictions upon or covenants of the Participant, including during specified periods following termination of employment with or service for the Company and/or a Subsidiary.

Article 19. Amendment, Modification, and Termination

19.1 *Amendment, Modification, and Termination.* The Board may at any time and from time to time, alter, amend, suspend or terminate the Plan in whole or in part; provided, however, that no amendment that requires stockholder approval in order for the Plan to continue to comply with the New York Stock Exchange listing standards or any rule promulgated by the United States Securities and Exchange Commission or any securities exchange on which the securities of the Company are listed shall be effective unless such amendment shall be approved by the requisite vote of stockholders of the Company entitled to vote thereon within the time period required under such applicable listing standard or rule.

19.2 *Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events.* The Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4.3 hereof) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan; provided, however, that (except as provided in Section 4.3 hereof) the Committee does not have the power to amend the terms of previously granted options to reduce the exercise price per share subject to such options, or to cancel such options and grant substitute options with a lower exercise price per share than the cancelled options. The Company is not permitted to purchase for cash previously granted options with an exercise price that is greater than the Company's trading price on the proposed date of purchase. With respect to any Awards intended to comply with the Performance-Based Exception, any such exception shall be specified at such times and in such manner as will not cause such Awards to fail to qualify under the Performance-Based Exception.

19.3 *Awards Previously Granted.* No termination, amendment or modification of the Plan or of any Award shall adversely affect in any material way any Award previously granted under the Plan without the written consent of the Participant holding such Award, unless such termination, modification or amendment is required by applicable law and except as otherwise provided herein.

19.4 *Compliance with the Performance-Based Exception.* If it is intended that an Award (and/or any dividends or Dividend Equivalents relating to such Award) comply with the requirements of the Performance-Based Exception, the Committee may apply any restrictions it deems appropriate such that the Awards (and/or dividends or Dividend Equivalents) maintain eligibility for the Performance-Based Exception. If changes are made to Code Section 162(m) or regulations promulgated thereunder to permit greater flexibility with respect to any Award or Awards available under the Plan, the Committee may, subject to this Article 19, make any adjustments to the Plan and/or Award Agreements it deems appropriate.

Article 20. Withholding

20.1 *Tax Withholding.* The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local, domestic or foreign taxes required by law or regulation to be withheld with respect to any taxable event arising as a result of the Plan.

20.2 *Use of Shares to Satisfy Withholding Obligation.* With respect to withholding required upon the exercise of Options or SARs, upon the vesting or settlement of Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units, or upon any other taxable event arising as a result of Awards granted hereunder, the Committee may require or may permit Participants to elect that the withholding requirement be satisfied, in whole or in part, by having the Company withhold, or by tendering to the Company, Shares having a Fair Market Value equal to the minimum statutory withholding (based on minimum statutory withholding rates for federal and state tax purposes, including payroll taxes) that could be imposed on the transaction and, in any case in which it would not result in additional accounting expense to the Company, taxes in excess of the minimum statutory withholding amounts. Any such elections by a Participant shall be irrevocable, made in writing and signed by the Participant.

Article 21. Indemnification

Each person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Company to the fullest extent permitted by Delaware law against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification is subject to the person having been successful in the legal proceedings or having acted in good faith and what is reasonably believed to be a lawful manner in the Company's best interests. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

Article 22. Successors

All obligations of the Company under the Plan and with respect to Awards shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or other event, or a sale or disposition of all or substantially all of the business and/or assets of the Company.

Article 23. Legal Construction

23.1 *Gender, Number and References.* Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural. Any reference in the Plan to an act or code or to any section thereof or rule or regulation thereunder shall be deemed to refer to such act, code, section, rule or regulation, as may be amended from time to time, or to any successor act, code, section, rule or regulation.

23.2 *Severability.* In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

23.3 *Requirements of Law.* The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

23.4 *Governing Law.* To the extent not preempted by federal law, the Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Florida, without giving effect to conflicts or choice of law principles.

23.5 *Non-Exclusive Plan.* Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable, including other incentive arrangements and awards that do or do not qualify under the Performance-Based Exception.

23.6 *Code Section 409A Compliance.* To the extent applicable, it is intended that this Plan and any Awards granted under the Plan comply with the requirements of Code Section 409A and any related regulations or other guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service (collectively "Section 409A"). Any provision that would cause the Plan or any Award granted under the Plan to fail to satisfy Section 409A shall have no force or effect until amended to comply with Section 409A, which amendment may be retroactive to the extent permitted by Section 409A.

FIDELITY NATIONAL INFORMATION SERVICES, INC.
601 RIVERSIDE AVENUE
JACKSONVILLE, FL 32204

YOUR VOTE IS IMPORTANT!
You can vote in one of three ways:

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Fidelity National Information Services, Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Fidelity National Information Services, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: FDLTN1 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

FIDELITY NATIONAL INFORMATION SERVICES, INC.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS BELOW.

Vote On Directors	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
1. To elect to the Board of Directors. **Nominees:** 01) Marshall Haines 02) David K. Hunt 03) Cary H. Thompson	☐	☐	☐	____________________

Vote on Proposals	For	Against	Abstain
2. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the 2008 fiscal year.	☐	☐	☐
3. To approve the Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

THE PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ITEMS 1 AND 2.

(NOTE: Please sign exactly as your name(s) appear(s) hereon. All holders must sign. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation, please sign in full corporate name, by authorized officer. If a partnership, please sign in partnership name by authorized person.)

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

YOUR VOTE IS IMPORTANT!

You can vote in one of three ways:

1. Call toll-free 1-800-690-6903 on a Touch-Tone telephone and follow the instructions on the reverse side. There is NO CHARGE to you for this call.

or

2. Vote by Internet at our Internet Address: www.proxyvote.com

or

3. Mark, sign and date your proxy card and return it promptly in the enclosed envelope.

PLEASE VOTE

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

▲ PLEASE DETACH HERE ▲

FIDELITY NATIONAL INFORMATION SERVICES, INC.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 29, 2008

The undersigned hereby appoints William P. Foley, II and Lee A. Kennedy, and each of them, as Proxies, each with full power of substitution, and hereby authorizes each of them to represent and to vote, as designated on the reverse side, all the shares of common stock of Fidelity National Information Services, Inc. held of record by the undersigned as of March 31, 2008, at the Annual Meeting of Shareholders to be held at _____ __.m., eastern time in the Peninsular Auditorium at 601 Riverside Avenue, Jacksonville, FL 32204 on May 29, 2008, or any adjournment thereof.

This instruction and proxy card is also solicited by the Board of Directors of Fidelity National Information Services, Inc. (the "Company") for use at the Annual Meeting of Shareholders on May 29, 2008 at _____ __.m., eastern time from persons who participate in either (1) the Fidelity National Information Services, Inc. 401 (k) Profit Sharing Plan (the "401 (k) Plan"), or (2) the Fidelity National Information Services, Inc. Employee Stock Purchase Plan (the "ESPP"), or (3) both the 401 (k) Plan and the ESPP.

By signing this instruction and proxy card, the undersigned hereby instructs Wells Fargo Bank Minnesota, N.A., Trustee for the 401 (k) Plan and the ESPP, to exercise the voting rights relating to any shares of common stock of Fidelity National Information Services, Inc. allocable to his or her account(s) as of March 31, 2008. For shares voted by mail, this instruction and proxy card is to be returned to the tabulation agent (Fidelity National Information Services, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717) by May [27], 2008. For shares voted by phone or internet, the deadline is 11:59 PM on May [26], 2008. For the 401 (k) Plan, the Trustee will tabulate the votes received from all participants received by the deadline and will determine the ratio of votes for and against each item. The Trustee will then vote all shares held in the 401 (k) Plan according to these ratios. For the ESPP, the Trustee will vote only those shares that are properly voted by ESPP participants.

(Continued on reverse side)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
601 RIVERSIDE AVENUE
JACKSONVILLE, FL 32204

YOUR VOTE IS IMPORTANT!
You can vote in one of three ways:

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Fidelity National Information Services, Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Fidelity National Information Services, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: FDLTN1 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

FIDELITY NATIONAL INFORMATION SERVICES, INC.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS BELOW.

Vote On Directors

	For All	Withhold All	For All Except
1. To elect to the Board of Directors.	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:
01) Marshall Haines
02) David K. Hunt
03) Cary H. Thompson

Vote on Proposals

		For	Against	Abstain
2.	To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the 2008 fiscal year.	☐	☐	☐
3.	To approve the Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

THE PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ITEMS 1 AND 2.

(**NOTE:** Please sign exactly as your name(s) appear(s) hereon. All holders must sign. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation, please sign in full corporate name, by authorized officer. If a partnership, please sign in partnership name by authorized person.)

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

YOUR VOTE IS IMPORTANT!

You can vote in one of three ways:

1. Call toll-free 1-800-690-6903 on a Touch-Tone telephone and follow the instructions on the reverse side. There is NO CHARGE to you for this call.

or

2. Vote by Internet at our Internet Address: www.proxyvote.com

or

3. Mark, sign and date your proxy card and return it promptly in the enclosed envelope.

PLEASE VOTE

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

▲ PLEASE DETACH HERE ▲

FIDELITY NATIONAL INFORMATION SERVICES, INC.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 29, 2008

The undersigned hereby appoints William P. Foley, II and Lee A. Kennedy, and each of them, as Proxies, each with full power of substitution, and hereby authorizes each of them to represent and to vote, as designated on the reverse side, all the shares of common stock of Fidelity National Information Services, Inc. held of record by the undersigned as of March 31, 2008, at the Annual Meeting of Shareholders to be held at _____ __.m., eastern time in the Peninsular Auditorium at 601 Riverside Avenue, Jacksonville, FL 32204 on May 29, 2008, or any adjournment thereof.

This instruction and proxy card is also solicited by the Board of Directors of Fidelity National Information Services, Inc. (the "Company") for use at the Annual Meeting of Shareholders on May 29, 2008 at _____ __.m., eastern time from persons who participate in either (1) the Fidelity National Information Services, Inc. 401 (k) Profit Sharing Plan (the "401 (k) Plan"), or (2) the Fidelity National Information Services, Inc. Employee Stock Purchase Plan (the "ESPP"), or (3) both the 401 (k) Plan and the ESPP.

By signing this instruction and proxy card, the undersigned hereby instructs Wells Fargo Bank Minnesota, N.A., Trustee for the 401 (k) Plan and the ESPP, to exercise the voting rights relating to any shares of common stock of Fidelity National Information Services, Inc. allocable to his or her account(s) as of March 31, 2008. For shares voted by mail, this instruction and proxy card is to be returned to the tabulation agent (Fidelity National Information Services, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717) by May [27], 2008. For shares voted by phone or internet, the deadline is 11:59 PM on May [26], 2008. For the 401 (k) Plan, the Trustee will tabulate the votes received from all participants received by the deadline and will determine the ratio of votes for and against each item. The Trustee will then vote all shares held in the 401 (k) Plan according to these ratios. For the ESPP, the Trustee will vote only those shares that are properly voted by ESPP participants.

(Continued on reverse side)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
601 RIVERSIDE AVENUE
JACKSONVILLE, FL 32204

YOUR VOTE IS IMPORTANT!
You can vote in one of three ways:

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Fidelity National Information Services, Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Fidelity National Information Services, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: FDLTN1 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

FIDELITY NATIONAL INFORMATION SERVICES, INC.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS BELOW.

Vote On Directors

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
1. To elect to the Board of Directors.	☐	☐	☐	______________________

Nominees:
01) Marshall Haines
02) David K. Hunt
03) Cary H. Thompson

Vote on Proposals

	For	Against	Abstain
2. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the 2008 fiscal year.	☐	☐	☐
3. To approve the Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

THE PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ITEMS 1 AND 2.

(NOTE: Please sign exactly as your name(s) appear(s) hereon. All holders must sign. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation, please sign in full corporate name, by authorized officer. If a partnership, please sign in partnership name by authorized person.)

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

YOUR VOTE IS IMPORTANT!

You can vote in one of three ways:

1. Call toll-free 1-800-690-6903 on a Touch-Tone telephone and follow the instructions on the reverse side. There is NO CHARGE to you for this call.

<u>or</u>

2. Vote by Internet at our Internet Address: www.proxyvote.com

<u>or</u>

3. Mark, sign and date your proxy card and return it promptly in the enclosed envelope.

PLEASE VOTE

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

▲ PLEASE DETACH HERE ▲

FIDELITY NATIONAL INFORMATION SERVICES, INC.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 29, 2008

The undersigned hereby appoints William P. Foley, II and Lee A. Kennedy, and each of them, as Proxies, each with full power of substitution, and hereby authorizes each of them to represent and to vote, as designated on the reverse side, all the shares of common stock of Fidelity National Information Services, Inc. held of record by the undersigned as of March 31, 2008, at the Annual Meeting of Shareholders to be held at _____ __.m., eastern time in the Peninsular Auditorium at 601 Riverside Avenue, Jacksonville, FL 32204 on May 29, 2008, or any adjournment thereof.

This instruction and proxy card is also solicited by the Board of Directors of Fidelity National Information Services, Inc. (the "Company") for use at the Annual Meeting of Shareholders on May 29, 2008 at _____ __.m., eastern time from persons who participate in either (1) the Fidelity National Information Services, Inc. 401 (k) Profit Sharing Plan (the "401 (k) Plan"), or (2) the Fidelity National Information Services, Inc. Employee Stock Purchase Plan (the "ESPP"), or (3) both the 401 (k) Plan and the ESPP.

By signing this instruction and proxy card, the undersigned hereby instructs Wells Fargo Bank Minnesota, N.A., Trustee for the 401 (k) Plan and the ESPP, to exercise the voting rights relating to any shares of common stock of Fidelity National Information Services, Inc. allocable to his or her account(s) as of March 31, 2008. For shares voted by mail, this instruction and proxy card is to be returned to the tabulation agent (Fidelity National Information Services, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717) by May [27], 2008. For shares voted by phone or internet, the deadline is 11:59 PM on May [26], 2008. For the 401 (k) Plan, the Trustee will tabulate the votes received from all participants received by the deadline and will determine the ratio of votes for and against each item. The Trustee will then vote all shares held in the 401 (k) Plan according to these ratios. For the ESPP, the Trustee will vote only those shares that are properly voted by ESPP participants.

(Continued on reverse side)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
601 RIVERSIDE AVENUE
JACKSONVILLE, FL 32204

YOUR VOTE IS IMPORTANT!
You can vote in one of three ways:

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Fidelity National Information Services, Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Fidelity National Information Services, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: FDLTN1 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

FIDELITY NATIONAL INFORMATION SERVICES, INC.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS BELOW.

Vote On Directors

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
1. To elect to the Board of Directors.	▢	▢	▢	______________________

Nominees:
01) Marshall Haines
02) David K. Hunt
03) Cary H. Thompson

Vote on Proposals

	For	Against	Abstain
2. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the 2008 fiscal year.	▢	▢	▢
3. To approve the Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan.	▢	▢	▢

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

THE PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ITEMS 1 AND 2.

(NOTE: Please sign exactly as your name(s) appear(s) hereon. All holders must sign. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation, please sign in full corporate name, by authorized officer. If a partnership, please sign in partnership name by authorized person.)

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

YOUR VOTE IS IMPORTANT!

You can vote in one of three ways:

1. Call toll-free 1-800-690-6903 on a Touch-Tone telephone and follow the instructions on the reverse side. There is NO CHARGE to you for this call.

or

2. Vote by Internet at our Internet Address: www.proxyvote.com

or

3. Mark, sign and date your proxy card and return it promptly in the enclosed envelope.

PLEASE VOTE

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

▲ PLEASE DETACH HERE ▲

FIDELITY NATIONAL INFORMATION SERVICES, INC.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 29, 2008

The undersigned hereby appoints William P. Foley, II and Lee A. Kennedy, and each of them, as Proxies, each with full power of substitution, and hereby authorizes each of them to represent and to vote, as designated on the reverse side, all the shares of common stock of Fidelity National Information Services, Inc. held of record by the undersigned as of March 31, 2008, at the Annual Meeting of Shareholders to be held at _____ __.m., eastern time in the Peninsular Auditorium at 601 Riverside Avenue, Jacksonville, FL 32204 on May 29, 2008, or any adjournment thereof.

This instruction and proxy card is also solicited by the Board of Directors of Fidelity National Information Services, Inc. (the "Company") for use at the Annual Meeting of Shareholders on May 29, 2008 at _____ __.m., eastern time from persons who participate in either (1) the Fidelity National Information Services, Inc. 401 (k) Profit Sharing Plan (the "401 (k) Plan"), or (2) the Fidelity National Information Services, Inc. Employee Stock Purchase Plan (the "ESPP"), or (3) both the 401 (k) Plan and the ESPP.

By signing this instruction and proxy card, the undersigned hereby instructs Wells Fargo Bank Minnesota, N.A., Trustee for the 401 (k) Plan and the ESPP, to exercise the voting rights relating to any shares of common stock of Fidelity National Information Services, Inc. allocable to his or her account(s) as of March 31, 2008. For shares voted by mail, this instruction and proxy card is to be returned to the tabulation agent (Fidelity National Information Services, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717) by May [27], 2008. For shares voted by phone or internet, the deadline is 11:59 PM on May [26], 2008. For the 401 (k) Plan, the Trustee will tabulate the votes received from all participants received by the deadline and will determine the ratio of votes for and against each item. The Trustee will then vote all shares held in the 401 (k) Plan according to these ratios. For the ESPP, the Trustee will vote only those shares that are properly voted by ESPP participants.

(Continued on reverse side)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
601 RIVERSIDE AVENUE
JACKSONVILLE, FL 32204

YOUR VOTE IS IMPORTANT!
You can vote in one of three ways:

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Fidelity National Information Services, Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Fidelity National Information Services, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: FDLTN1 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

FIDELITY NATIONAL INFORMATION SERVICES, INC.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS BELOW.

Vote On Directors

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
1. To elect to the Board of Directors.	☐	☐	☐	______________________

Nominees:
01) Marshall Haines
02) David K. Hunt
03) Cary H. Thompson

Vote on Proposals

		For	Against	Abstain
2.	To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the 2008 fiscal year.	☐	☐	☐
3.	To approve the Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

THE PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ITEMS 1 AND 2.

(NOTE: Please sign exactly as your name(s) appear(s) hereon. All holders must sign. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation, please sign in full corporate name, by authorized officer. If a partnership, please sign in partnership name by authorized person.)

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

YOUR VOTE IS IMPORTANT!

You can vote in one of three ways:

1. Call toll-free 1-800-690-6903 on a Touch-Tone telephone and follow the instructions on the reverse side. There is NO CHARGE to you for this call.

or

2. Vote by Internet at our Internet Address: www.proxyvote.com

or

3. Mark, sign and date your proxy card and return it promptly in the enclosed envelope.

PLEASE VOTE

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

▲ PLEASE DETACH HERE ▲

FIDELITY NATIONAL INFORMATION SERVICES, INC.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 29, 2008

The undersigned hereby appoints William P. Foley, II and Lee A. Kennedy, and each of them, as Proxies, each with full power of substitution, and hereby authorizes each of them to represent and to vote, as designated on the reverse side, all the shares of common stock of Fidelity National Information Services, Inc. held of record by the undersigned as of March 31, 2008, at the Annual Meeting of Shareholders to be held at _____ __.m., eastern time in the Peninsular Auditorium at 601 Riverside Avenue, Jacksonville, FL 32204 on May 29, 2008, or any adjournment thereof.

This instruction and proxy card is also solicited by the Board of Directors of Fidelity National Information Services, Inc. (the "Company") for use at the Annual Meeting of Shareholders on May 29, 2008 at _____ __.m., eastern time from persons who participate in either (1) the Fidelity National Information Services, Inc. 401 (k) Profit Sharing Plan (the "401 (k) Plan"), or (2) the Fidelity National Information Services, Inc. Employee Stock Purchase Plan (the "ESPP"), or (3) both the 401 (k) Plan and the ESPP.

By signing this instruction and proxy card, the undersigned hereby instructs Wells Fargo Bank Minnesota, N.A., Trustee for the 401 (k) Plan and the ESPP, to exercise the voting rights relating to any shares of common stock of Fidelity National Information Services, Inc. allocable to his or her account(s) as of March 31, 2008. For shares voted by mail, this instruction and proxy card is to be returned to the tabulation agent (Fidelity National Information Services, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717) by May [27], 2008. For shares voted by phone or internet, the deadline is 11:59 PM on May [26], 2008. For the 401 (k) Plan, the Trustee will tabulate the votes received from all participants received by the deadline and will determine the ratio of votes for and against each item. The Trustee will then vote all shares held in the 401 (k) Plan according to these ratios. For the ESPP, the Trustee will vote only those shares that are properly voted by ESPP participants.

(Continued on reverse side)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
601 RIVERSIDE AVENUE
JACKSONVILLE, FL 32204

YOUR VOTE IS IMPORTANT!
You can vote in one of three ways:

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Fidelity National Information Services, Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Fidelity National Information Services, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: FDLTN1 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

FIDELITY NATIONAL INFORMATION SERVICES, INC.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS BELOW.

Vote On Directors

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
1. To elect to the Board of Directors.	☐	☐	☐	______________

Nominees:
01) Marshall Haines
02) David K. Hunt
03) Cary H. Thompson

Vote on Proposals

	For	Against	Abstain
2. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the 2008 fiscal year.	☐	☐	☐
3. To approve the Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

THE PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ITEMS 1 AND 2.

(**NOTE:** Please sign exactly as your name(s) appear(s) hereon. All holders must sign. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation, please sign in full corporate name, by authorized officer. If a partnership, please sign in partnership name by authorized person.)

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

YOUR VOTE IS IMPORTANT!

You can vote in one of three ways:

1. Call toll-free 1-800-690-6903 on a Touch-Tone telephone and follow the instructions on the reverse side. There is NO CHARGE to you for this call.

<u>or</u>

2. Vote by Internet at our Internet Address: www.proxyvote.com

<u>or</u>

3. Mark, sign and date your proxy card and return it promptly in the enclosed envelope.

PLEASE VOTE

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

▲ PLEASE DETACH HERE ▲

FIDELITY NATIONAL INFORMATION SERVICES, INC.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 29, 2008

The undersigned hereby appoints William P. Foley, II and Lee A. Kennedy, and each of them, as Proxies, each with full power of substitution, and hereby authorizes each of them to represent and to vote, as designated on the reverse side, all the shares of common stock of Fidelity National Information Services, Inc. held of record by the undersigned as of March 31, 2008, at the Annual Meeting of Shareholders to be held at _____ __.m., eastern time in the Peninsular Auditorium at 601 Riverside Avenue, Jacksonville, FL 32204 on May 29, 2008, or any adjournment thereof.

This instruction and proxy card is also solicited by the Board of Directors of Fidelity National Information Services, Inc. (the "Company") for use at the Annual Meeting of Shareholders on May 29, 2008 at _____ __.m., eastern time from persons who participate in either (1) the Fidelity National Information Services, Inc. 401 (k) Profit Sharing Plan (the "401 (k) Plan"), or (2) the Fidelity National Information Services, Inc. Employee Stock Purchase Plan (the "ESPP"), or (3) both the 401 (k) Plan and the ESPP.

By signing this instruction and proxy card, the undersigned hereby instructs Wells Fargo Bank Minnesota, N.A., Trustee for the 401 (k) Plan and the ESPP, to exercise the voting rights relating to any shares of common stock of Fidelity National Information Services, Inc. allocable to his or her account(s) as of March 31, 2008. For shares voted by mail, this instruction and proxy card is to be returned to the tabulation agent (Fidelity National Information Services, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717) by May [27], 2008. For shares voted by phone or internet, the deadline is 11:59 PM on May [26], 2008. For the 401 (k) Plan, the Trustee will tabulate the votes received from all participants received by the deadline and will determine the ratio of votes for and against each item. The Trustee will then vote all shares held in the 401 (k) Plan according to these ratios. For the ESPP, the Trustee will vote only those shares that are properly voted by ESPP participants.

(Continued on reverse side)

FIDELITY NATIONAL INFORMATION SERVICES, INC.
601 RIVERSIDE AVENUE
JACKSONVILLE, FL 32204

YOUR VOTE IS IMPORTANT!
You can vote in one of three ways:

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Fidelity National Information Services, Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Fidelity National Information Services, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: FDLTN1 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

FIDELITY NATIONAL INFORMATION SERVICES, INC.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS BELOW.

Vote On Directors

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
1. To elect to the Board of Directors.	☐	☐	☐	______________________

Nominees:
01) Marshall Haines
02) David K. Hunt
03) Cary H. Thompson

Vote on Proposals

	For	Against	Abstain
2. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the 2008 fiscal year.	☐	☐	☐
3. To approve the Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

THE PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ITEMS 1 AND 2.

(**NOTE:** Please sign exactly as your name(s) appear(s) hereon. All holders must sign. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation, please sign in full corporate name, by authorized officer. If a partnership, please sign in partnership name by authorized person.)

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

YOUR VOTE IS IMPORTANT!

You can vote in one of three ways:

1. Call toll-free 1-800-690-6903 on a Touch-Tone telephone and follow the instructions on the reverse side. There is NO CHARGE to you for this call.

or

2. Vote by Internet at our Internet Address: www.proxyvote.com

or

3. Mark, sign and date your proxy card and return it promptly in the enclosed envelope.

PLEASE VOTE

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

▲ PLEASE DETACH HERE ▲

FIDELITY NATIONAL INFORMATION SERVICES, INC.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 29, 2008

The undersigned hereby appoints William P. Foley, II and Lee A. Kennedy, and each of them, as Proxies, each with full power of substitution, and hereby authorizes each of them to represent and to vote, as designated on the reverse side, all the shares of common stock of Fidelity National Information Services, Inc. held of record by the undersigned as of March 31, 2008, at the Annual Meeting of Shareholders to be held at _____ __.m., eastern time in the Peninsular Auditorium at 601 Riverside Avenue, Jacksonville, FL 32204 on May 29, 2008, or any adjournment thereof.

This instruction and proxy card is also solicited by the Board of Directors of Fidelity National Information Services, Inc. (the "Company") for use at the Annual Meeting of Shareholders on May 29, 2008 at _____ __.m., eastern time from persons who participate in either (1) the Fidelity National Information Services, Inc. 401 (k) Profit Sharing Plan (the "401 (k) Plan"), or (2) the Fidelity National Information Services, Inc. Employee Stock Purchase Plan (the "ESPP"), or (3) both the 401 (k) Plan and the ESPP.

By signing this instruction and proxy card, the undersigned hereby instructs Wells Fargo Bank Minnesota, N.A., Trustee for the 401 (k) Plan and the ESPP, to exercise the voting rights relating to any shares of common stock of Fidelity National Information Services, Inc. allocable to his or her account(s) as of March 31, 2008. For shares voted by mail, this instruction and proxy card is to be returned to the tabulation agent (Fidelity National Information Services, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717) by May [27], 2008. For shares voted by phone or internet, the deadline is 11:59 PM on May [26], 2008. For the 401 (k) Plan, the Trustee will tabulate the votes received from all participants received by the deadline and will determine the ratio of votes for and against each item. The Trustee will then vote all shares held in the 401 (k) Plan according to these ratios. For the ESPP, the Trustee will vote only those shares that are properly voted by ESPP participants.

(Continued on reverse side)

YOUR VOTE IS IMPORTANT!
You can vote in one of three ways:

FIDELITY NATIONAL INFORMATION SERVICES, INC.
601 RIVERSIDE AVENUE
JACKSONVILLE, FL 32204

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Fidelity National Information Services, Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Fidelity National Information Services, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: FDLTN1 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

FIDELITY NATIONAL INFORMATION SERVICES, INC.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS BELOW.

Vote On Directors

	For All	Withhold All	For All Except
1. To elect to the Board of Directors.	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:
01) Marshall Haines
02) David K. Hunt
03) Cary H. Thompson

Vote on Proposals

		For	Against	Abstain
2.	To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the 2008 fiscal year.	☐	☐	☐
3.	To approve the Fidelity National Information Services, Inc. 2008 Omnibus Incentive Plan.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

THE PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ITEMS 1 AND 2.

(**NOTE:** Please sign exactly as your name(s) appear(s) hereon. All holders must sign. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation, please sign in full corporate name, by authorized officer. If a partnership, please sign in partnership name by authorized person.)

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

YOUR VOTE IS IMPORTANT!

You can vote in one of three ways:

1. Call toll-free 1-800-690-6903 on a Touch-Tone telephone and follow the instructions on the reverse side. There is NO CHARGE to you for this call.

or

2. Vote by Internet at our Internet Address: www.proxyvote.com

or

3. Mark, sign and date your proxy card and return it promptly in the enclosed envelope.

PLEASE VOTE

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

▲ PLEASE DETACH HERE ▲

FIDELITY NATIONAL INFORMATION SERVICES, INC.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 29, 2008

The undersigned hereby appoints William P. Foley, II and Lee A. Kennedy, and each of them, as Proxies, each with full power of substitution, and hereby authorizes each of them to represent and to vote, as designated on the reverse side, all the shares of common stock of Fidelity National Information Services, Inc. held of record by the undersigned as of March 31, 2008, at the Annual Meeting of Shareholders to be held at ______ __.m., eastern time in the Peninsular Auditorium at 601 Riverside Avenue, Jacksonville, FL 32204 on May 29, 2008, or any adjournment thereof.

This instruction and proxy card is also solicited by the Board of Directors of Fidelity National Information Services, Inc. (the "Company") for use at the Annual Meeting of Shareholders on May 29, 2008 at ______ __.m., eastern time from persons who participate in either (1) the Fidelity National Information Services, Inc. 401 (k) Profit Sharing Plan (the "401 (k) Plan"), or (2) the Fidelity National Information Services, Inc. Employee Stock Purchase Plan (the "ESPP"), or (3) both the 401 (k) Plan and the ESPP.

By signing this instruction and proxy card, the undersigned hereby instructs Wells Fargo Bank Minnesota, N.A., Trustee for the 401 (k) Plan and the ESPP, to exercise the voting rights relating to any shares of common stock of Fidelity National Information Services, Inc. allocable to his or her account(s) as of March 31, 2008. For shares voted by mail, this instruction and proxy card is to be returned to the tabulation agent (Fidelity National Information Services, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717) by May [27], 2008. For shares voted by phone or internet, the deadline is 11:59 PM on May [26], 2008. For the 401 (k) Plan, the Trustee will tabulate the votes received from all participants received by the deadline and will determine the ratio of votes for and against each item. The Trustee will then vote all shares held in the 401 (k) Plan according to these ratios. For the ESPP, the Trustee will vote only those shares that are properly voted by ESPP participants.

(Continued on reverse side)

Corporate Information

Corporate Office

Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, FL 32204
904.854.5000
www.fidelityinfoservices.com

Annual Meeting of Stockholders

The Annual Meeting of Stockholders will be held May 29, 2008, at the FIS Corporate headquarters at 601 Riverside Avenue, Jacksonville, FL 32204.

Stock Exchange Listing

Fidelity National Information Services, Inc.'s common stock is listed on the New York Stock Exchange under the trading symbol "FIS."

Stock Transfer Agent and Registrar

Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, Illinois 60602
800.568.3476

Independent Registered Accounting Firm

KPMG LLP
1 Independent Drive
Suite 1100
Jacksonville, FL 32202

Publications

The Company's Annual Report on Form 10-K and quarterly reports on Form 10-Q are available on the Investor Relations section of the Company's Web site at *www.fidelityinfoservices.com.*

A Notice of Annual Meeting of Stockholders and Prox Statement are furnished to stockholders in advance the Annual Meeting.

Certifications

FIS filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2007. FIS submitted the require 2007 annual CEO certification to the New York Stock Exchange (NYSE) in accordance with Section 303A.1 of the NYSE Listed Company Manual.

Investor Relations

Mary K. Waggoner
Senior Vice President
904.854.3282

Parag Bhansali
Senior Vice President
904.854.8640

FIS»

FIDELITY NATIONAL
INFORMATION SERVICES


END